As filed with the Securities and Exchange Commission on April 3, 2009

Registration No. 333-____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO FORM S-1
REGISTRATION STATEMENT
THE SECURITIES ACT OF 1933

Mesa Air Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	4512	85-0302351
(State or Other Jurisdiction of Incorporation or Organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Brian S. Gillman
Executive Vice President, General Counsel and Secretary
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Gregory R. Hall, Esq.
DLA Piper LLP (US)
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016
(480) 606-5100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

_____

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated April 3, 2009

Common Shares

Mesa Air Group, Inc.

This prospectus relates to the offer and sale of up to 2,692,800 shares of our Common Stock held by the selling shareholder identified in this prospectus. The selling shareholder intends to sell the shares of our Common Stock held by it in a single transaction, or a set of simultaneous transactions, at a time that is determined based on its assessment of market conditions.

We will not receive any of the proceeds from the sale of these shares by the selling shareholder. Subject to any agreement that we may in the future reach in connection with the offer and sale of shares pursuant to this prospectus, we will bear all expenses of this offering, except that the selling shareholder will pay all transfer taxes and any underwriting discounts or commissions or equivalent expenses applicable to the sale of its shares.

We are registering the offer and sale of these shares pursuant to an agreement with the selling shareholder. The shares offered under this prospectus are being registered to permit the selling shareholders to sell the shares in the public market at a time that they determine based on their assessment of market conditions. The selling shareholder may sell the shares through an underwritten offering or through any other means described in the section entitled “Plan of Distribution.”

The Common Stock is listed on The NASDAQ Global Select Market under the symbol “MESA.” The last reported sale price of the Common Stock on March 27, 2009, was $0.14 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this is April ___, 2009

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We and the selling shareholder have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our Common Stock described under "Risk Factors." Unless the context otherwise requires, the terms "we," "us," "our," the "Company" and "Mesa" refer to Mesa Air Group, Inc. and its predecessors, direct and indirect subsidiaries and affiliates.

MESA AIR GROUP, INC.

Our Company

Mesa Air Group, Inc. ("Mesa" or the "Company") is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. As of March 31, 2009, the Company served 117 cities in 37 states, the District of Columbia, Canada, and Mexico and operated a fleet of 151 aircraft with approximately 856 daily departures.

Approximately 96% and 95.9% of our consolidated passenger revenues from continuing operations for the fiscal year ended September 30, 2008 and the first quarter of fiscal 2009, respectively, were derived from operations associated with code-share agreements. Our subsidiaries have code-share agreements with Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United Airlines" or "United") and America West Airlines, Inc. ("America West"), which currently operates as US Airways and is referred to herein as "US Airways." The current US Airways agreement is the result of a merger between America West and US Airways, Inc. These code-share agreements allow use of the code-share partners' flight designator code to identify flights and fares in computer reservation systems, permit use of logos, service marks, aircraft paint schemes and uniforms similar to the code-share partner and provide coordinated schedules and joint advertising. Our remaining passenger revenues from continuing operations are derived from our independent *go!* operations in Hawaii.

In addition to carrying passengers, we carry freight and express packages on our passenger flights and have interline small cargo freight agreements with many other carriers. We also have contracts with the United States Postal Service for carriage of mail to the cities we serve and occasionally operate charter flights when our aircraft are not otherwise used for scheduled service.

Our airline operations are conducted by the following airline subsidiaries:

- Mesa Airlines, Inc. ("Mesa Airlines"), a Nevada corporation, flies regional jet and turboprop aircraft and operates as US Airways Express under code-share agreements with US Airways, as United Express under a code-share agreement with United Airlines and independently in Hawaii as *go.* The *go!* flights are "Independent Operations" and are not subject to a code-share agreement with a major carrier.

- Freedom Airlines, Inc. ("Freedom Airlines"), a Nevada corporation, flies ERJ-145 50-seat regional jet aircraft and operates as "Delta Connection" under code-share agreements with Delta.

Corporate Structure

Mesa is a Nevada corporation with its principal executive office in Phoenix, Arizona. We were incorporated in Nevada in 1996.

In addition to operating the airline subsidiaries listed above, we also wholly own the following subsidiaries:

- MPD, Inc., a Nevada corporation, doing business as Mesa Pilot Development and MPD, operates training programs for student pilots in conjunction with San Juan College in Farmington, New Mexico and Arizona State University in Tempe, Arizona.

1

- Regional Aircraft Services, Inc. ("RAS"), a California corporation, performs ground handling services, primarily for Mesa subsidiaries.

- MAGI Insurance, Ltd., a Barbados, West Indies based captive insurance company, was established for the purpose of obtaining more favorable aircraft liability insurance rates.

- Ritz Hotel Management Corp., a Nevada corporation, was established to facilitate the Company's acquisition and management of a Phoenix area hotel property used for crew-in-training accommodations.

- Mesa Air Group —Airline Inventory Management, LLC ("MAG-AIM"), an Arizona limited liability company, was established to purchase, distribute and manage Mesa's inventory of spare rotable and expendable parts.

- Nilchii, Inc. ("Nilchii"), a Nevada corporation, was established to invest in certain airline related businesses.

- Mesa In-Flight, Inc., a Colorado corporation, was established to hold liquor licenses services for airline operations.

- Regional Aviation Advisors, Inc., a Nevada corporation, was established to provide aircraft financing advisory services.

- Patar, Inc. ("Patar"), a Nevada corporation, was established to invest in certain foreign businesses.

- Mesa Air New York, Inc., a New York corporation, was established to hold and own aircraft parts and equipment to support the Company's New York flight operations.

- Ping Shan, SRL ("Ping Shan"), a Barbados society with restricted liability, was established for the purpose of holding our interest in Kunpeng Airlines Co., Ltd. ("Kunpeng Airlines"), a regional airline based in the People's Republic of China.

- Air Midwest, Inc. ("Air Midwest"), a Kansas corporation, was established to operate turboprop aircraft as part of Mesa's operations, and Midwest Airlines' and US Airway's code-share operations.

Discontinued Operation

In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain of its assets. Air Midwest consisted of Beechcraft 1900D turboprop operations, which were used in our independent Mesa operations, and Midwest Airlines' and US Airways' code-share operations. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and exited all of its Essential Air Service ("EAS") markets on or before June 30, 2008. All assets and liabilities, results of operations, and other financial and operational data associated with these assets have been presented in the accompanying consolidated financial statements as discontinued operations separate from continuing operations, unless otherwise noted.

Aircraft

The following table sets forth our aircraft fleet (owned and leased) by aircraft type and code-share service as of December 31, 2008:

	Canadair Regional Jet-200 (CRJ-200)(A)	Canadair Regional Jet-700 (CRJ-700)	Canadair Regional Jet-900 (CRJ-900)(B)	Embraer Regional Jet-145 (EMB-145)(C)	Beechcraft 1900(D)	DeHavilland Dash 8	Total
US Airways Express	11	-	38	-	-	6	55
United Express	26	20	-	-	-	10	56
Delta Connection	-	-	-	28	-	-	28
Mesa Airlines (dba *go!*)	5	-	-	-	-	-	5
Mesa Air Group-Operating	1	-	-	6	-	-	7
Subtotal	43	20	38	34	-	16	151
Kunpeng Airlines (sublease)	5	-	-	-	-	-	5
Trans States Airlines (sublease)	-	-	-	2	-	-	2
Subtotal	48	20	38	36	-	16	158
Discontinued Operations	-	-	-	-	20	-	20
Non-Operating Aircraft (E)	2	-	-	-	-	-	2
Total	50	20	38	36	20	16	180

(A) Five CRJ-200's are currently in China in a sublease agreement with Kunpeng Airlines.

(B) Subsequent to fiscal year-end 2008, the company removed the 7 CRJ 900 aircraft from the Delta Connection program.

(C) Two ERJ-145's are currently subleased to an unaffiliated airline, Trans States Airlines.

(D) As previously discussed, in the fourth quarter of fiscal 2007, we committed to a plan to sell certain assets used by Air Midwest and to discontinue our Air Midwest turboprop operations. The net book value of these aircraft is included within "Assets of discontinued operations" on the Consolidated Balance Sheets.

(E) Two CRJ-200's are non-revenue generating operational spares.

Code-Share Agreements

Our airline subsidiaries have agreements with Delta, US Airways and United Airlines to use those carriers' designation codes (commonly referred to as "code-share agreements"). These code-share agreements allow use of the code-share partner's flight designator code to identify flights and fares in computer reservation systems, permit use of logos, service marks, aircraft paint schemes and uniforms similar to the code-share partner's and provide coordinated schedules and joint advertising. Our passengers traveling on flights operated pursuant to code-share agreements receive mileage credits in the respective frequent flyer programs of our code-share partners, and credits in those programs can be used on flights operated by us.

Our code-share agreements consist of the following:

- our subsidiary, Mesa Airlines, operates CRJ-900, CRJ-200 and Dash-8 aircraft under our code-share agreement with US Airways (the "US Airways Code-Share Agreement");

- our subsidiary, Mesa Airlines, operates CRJ-200, CRJ-700 and Dash-8 aircraft under our code-share agreement with United (the "United Code-Share Agreement"); and

- our subsidiary, Freedom Airlines, operates ERJ-145 aircraft under a code-share agreement with Delta that was amended and assumed by Delta as part of its bankruptcy in the second quarter of 2007 (the "Amended DCA").

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The financial arrangement under each of our code-share agreements with our code-share partners involves a revenue-guarantee arrangement. The US Airways Code-Share Agreement, United Code-Share Agreement, Amended DCA and Expansion DCA are all revenue-guarantee code-share agreements, pursuant to which the major carrier controls marketing, scheduling, ticketing, pricing and seat inventories. We receive a guaranteed payment based upon a fixed minimum monthly amount plus amounts related to departures and block hours flown in addition to direct reimbursement of expenses such as fuel, landing fees and insurance. Among other advantages, revenue-guarantee arrangements reduce our exposure to fluctuations in passenger traffic and fare levels, as well as fuel prices.

The following table summarizes our available seat miles ("ASMs") flown and passenger revenue recognized under our code-share agreements and independent operations for the first quarter of fiscal 2009 and for the years ended September 30, 2008 and 2007:

	First Quarter of Fiscal 2009				Fiscal 2008				Fiscal 2007			
	ASM's (000's)		Passenger Revenue (000's)		ASM's (000's)		Passenger Revenue (000's)		ASM's (000's)		Passenger Revenue (000's)	
US Airways (Revenue-Guarantee)	869,016	50%	$124,386	48%	4,105,517	51%	$635,439	48%	4,331,579	48%	$576,257	44%
United (Revenue-Guarantee)	598,661	35%	80,157	31%	2,573,519	32%	382,392	29%	3,074,054	34%	461,732	35%
Delta (Revenue-Guarantee)	223,450	13%	45,996	18%	1,182,271	15%	252,530	19%	1,438,698	16%	249,774	19%
Go!	39,310	2%	10,957	4%	166,659	2%	43,075	4%	152,629	2%	25,457	2%
Total-Continuing Operations	1,730,437		$261,496		8,027,966		$1,313,436		8,996,960		$1,313,220	
Discontinued Operations	-		$120		75,089		$12,588		185,557		$30,188	

Our Executive Offices

Our principal executive offices are located at 410 North 44th Street, Suite 100, Phoenix, Arizona 85008, and our telephone number is (602) 685-4000. Our website is located at www.mesa-air.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Recent Developments

Fiscal 2008 and the beginning of fiscal 2009 has been a period of challenges and modest successes for us. Most significantly, we reached legal settlements with both Hawaiian Airlines, Inc. ("Hawaiian Airlines") and certain affiliates of The Yucaipa Companies LLC (collectively, "Yucaipa"), which purchased the rights of a lawsuit initially brought by Aloha Airlines, Inc. and Aloha Air Group Inc. (collectively, "Aloha Airlines"), and during February 2009, we retired $133.4 million in debt in exchange for $6.7 million in cash, 117.1 million shares of our Common Stock, no par value ("Common Stock"), and $17.2 million in new debt.

On February 26, 2009, we entered into an agreement with Shenzhen Airlines relating to Kunpeng Airlines. Under the agreement, Mesa will sell its interest in Kunpeng Airlines to Shenzhen or its nominee, outstanding aircraft lease payments owed by Kunpeng Airlines to Mesa will be settled and Mesa's lease of five CRJ-200 aircraft to Kunpeng Airlines will terminate pursuant to mutually acceptable definitive documentation. In total, Mesa will receive $4.5 million, which amount will be offset by Mesa's return of security deposits totaling $0.9 million. Based on the terms agreed to in the agreement, the Company will record a loss on equity method investment in the second quarter 2009. Although the parties expect to consummate the transactions contemplated by the agreement by mid-April 2009, no assurance can be given that the parties will close within such timeframe. We expect the Kunpeng aircrafts to be returned to the Company in April 2009.

While the airline industry in general, and Mesa in particular, face a number of challenges in today's operating environment, we remain resolutely committed to returning the Company to sustained profitability and delivering the best service possible to our passengers and airline partners.

Settlement of Litigation

In the Hawaiian Airlines settlement, we recovered $37.5 million from a bond being held by the United States Bankruptcy Court for the District of Hawaii. On November 8, 2008, we announced our entry into a settlement agreement with Yucaipa concerning the Aloha Airlines' lawsuit over Mesa's Hawaiian inter-island flight services operated under the *go!* brand name. Pursuant to the settlement, we paid Yucaipa $2.0 million in cash, issued to Yucaipa 2,692,000 shares of Common Stock and agreed to provide inter-island travel benefits to certain former Aloha Airlines employees. Under the terms of the settlement, if Yucaipa is able to purchase the "Aloha" name in Aloha Airlines' bankruptcy court auction, it will license the "Aloha" name to Mesa. We agreed to the terms of these settlements without admitting any wrongdoing. For more information regarding the terms of our settlement with Yucaipa, see "Business—Legal Proceedings."

Expansion of go!

Also during fiscal 2008, *go!* expanded capacity in Hawaii: available seat miles increased by 9.2% over the prior year. After only 17 months in operation we congratulated our one millionth passenger. In the first quarter of fiscal 2009, we continued to expand our Hawaiian capacity, with available seat miles increasing by 15.4% in comparison to the same period in the prior fiscal year. During the first quarter of fiscal 2009, *go!* generated revenues of $11.6 million, which resulted in a pretax income of approximately $0.6 million. *go!*'s fuel prices were reduced significantly in the quarter, *go!*'s departures increased 11.4% and passengers carried increased 11.3% over the first quarter of fiscal 2008. We look forward to the opportunity to continue to grow the Hawaiian segment of our operation.

Retirement of Senior Convertible Notes

During the first two weeks of February 2009, we (i) issued 3,434,000 shares of our Common Stock, in satisfaction of our obligation to repurchase $1.4 million in aggregate principal amount at maturity of its Senior Convertible Notes due 2023 ("2023 Notes") from holders of 2023 Notes that had exercised their put rights arising under the indenture governing the 2023 Notes and forbearance agreements between the Company and these holders, and (ii) completed transactions with certain holders of our 2023 Notes to purchase an additional $29,071,250 face amount of 2023 Notes in exchange for a total of $1,844,431 in cash, 8,430,457 shares of Common Stock and $983,937 in aggregate principal amount of our new 8% senior unsecured notes due 2012 (the "2012 Notes").

Also during February 2009, we repurchased $19,278,000 in aggregate principal amount at maturity of our Senior Convertible Notes due 2024 ("2024 Notes") from holders of 2024 Notes that had exercised their put rights arising under the indenture governing the 2024 Notes, including $6,504,000 in aggregate principal amount at maturity of 2024 Notes pursuant to certain puts the Company agreed to accept on February 17, 2009. In consideration for the $19,278,000 of face amount of 2024 Notes, we issued 94,269,420 shares of our Common Stock. In addition, the Company announced its intent to immediately resume discussions with certain holders of 2024 Notes to enter into agreements with such holders imminently on terms substantially equivalent to previously announced agreements that were rescinded. As described in the immediately following paragraph, certain of these holders have subsequently agreed to enter into agreements with the Company on terms substantially equivalent to the previously announced rescinded exchange agreements.

On February 17, 2009, we entered into separate agreements with certain holders of our 2024 Notes to (i) exchange $83.7 million in aggregate principal amount at maturity of the 2024 Notes for an aggregate of $4.9 million in cash, 10.9 million shares of Common Stock, and $16.2 million in aggregate principal amount of the 2012 Notes. The issuance of the Common Stock and 2012 Notes in the exchange closed on February 25, 2009.

Prior to the transactions that occurred in February 2009 and described above, $52.1 million in aggregate principal amount at maturity of 2023 Notes and $120.4 million in aggregate principal amount at maturity of 2024 Notes were outstanding. In total, pursuant to the transactions described above, we retired $30.4 million face amount of 2023 Notes and $103.0 million face amount of 2024 Notes in exchange for $6.7 million in cash, 117.1 million shares of Common Stock and $17.2 million principal amount of 2012 Notes. $21.7 million of the 2023 Notes' face value was not put to the Company or otherwise repurchased and thus remains outstanding. The outstanding 2023 Notes may be put to the Company no earlier than June 16, 2013. $17.4 million in aggregate principal amount at maturity of the 2024 Notes was not put or otherwise repurchased and thus remains outstanding. Such outstanding 2024 Notes may be put to the Company no earlier than February 10, 2014. When the 2023 Notes and 2024 Notes become putable in June 2013 and February 2014, respectively, we may pay the purchase price in cash or shares of our Common Stock or in a combination of cash and shares of our Common Stock.

The below table summarizes our outstanding convertible notes and outstanding shares before and after the note transactions described above.

	Prior to Transaction	After All Transactions Effective 2/25/09		
	Face Amount Outstanding	Face Amount Outstanding	Cash Paid by Mesa	Shares Issued by Mesa
Senior Notes due June 2023	$52.1M	$21.7M	$1.8M	11,864,457
Senior Notes due February 2024	$120.4M	$17.4M	$4.9M	105,169,420
New Notes due 2012	0	$17.2M	--	--
Total	$172.5M	$56.3M	$6.7M	117,072,627
Total Shares Outstanding	29,618,160			146,690,787

All of the issuances of Common Stock and 2012 Notes noted above were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof.

Other Developments

Maintenance expense decreased $22.8 million, or 31.7%, to $49.2 million in the first quarter of fiscal 2009, from the same period in fiscal 2008. The decrease in maintenance is primarily due to a decrease in engine repair costs associated with the termination of power by the hour programs, and a decrease in expense associated with component contracts due to contract amendments. On a go forward basis, our maintenance expense will fluctuate based on actual cost incurred due to the termination of power by the hour programs.

In the first quarter of fiscal 2009, Mesa financed certain rotable spare parts in the amount of $2.9 million at an annual interest rate of 3.2% for 60 months. The first principal payment of $82,057 is due and payable on the 21st month. Interest will be accrued and added to the principal of the note for the first 20 months of the arrangement.

Also during the first quarter of fiscal 2009, Mesa paid $1.4 million to purchase approximately 9.5% of their outstanding Senior Convertible Notes due in 2023 and 2024 in the amount of $2.0 million and $7.6 million, respectively. The transaction after the payment of accrued interest, commissions and the write off of deferred debt issuance costs, resulted in a gain of $8.1 million which has been recorded in the condensed consolidated statement of operations, which are included elsewhere in this prospectus, in gain on extinguishment of debt.

OFFERING SUMMARY

Common Stock Offered hereby	2,692,800 shares.
Common Stock Outstanding After this Offering	146,727,715 shares.
Use of Proceeds	We will not receive any proceeds from the shares sold by the selling shareholder.
Plan of Distribution	The selling shareholder plans to sell up to all of the shares being offered in this offering in a single transaction or a set of transactions at a time determined by its assessment of market conditions. See "Plan of Distribution" for additional information.
Risk Factors	You should carefully read and consider the information set forth under the heading titled "Risk Factors" and all other information set forth in this prospectus before deciding to invest in shares of our Common Stock.
Nasdaq Global Select Market Symbol	"MESA"

The share information above is based on 146,727,715 shares of Common Stock outstanding as of March 27, 2009.

SELECTED FINANCIAL DATA AND OPERATING STATISTICS

The selected consolidated statements of operations and consolidated balance sheet as of and for each of the five years ended September 30, 2008 and for the quarterly periods ended December 31, 2008 and 2007, are derived from the audited consolidated financial statement and the unaudited condensed consolidated financial statements of the Company and its subsidiaries, respectively, and should be read in conjunction with such financial statements, which are included elsewhere in this prospectus, and the related notes thereto as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Air Midwest included our Beechcraft 1900D 19-seat turboprop code-share operations. All assets and liabilities and results of operations associated with Air Midwest have been presented in the accompanying financial statements as discontinued operations separate from continuing operations.

Consolidated statement of operations and balance sheet data as of (000's):

	Fiscal Year Ended September 30,					Quarter Ended December 31,	
	2008(1)	2007 (2)	2006 (3)	2005 (4)	2004 (5)	2008	2007
Consolidated Statements of Operations Data - Continuing Operations:							
Net operating revenues	$1,326,111	$1,298,064	$1,284,903	$1,076,005	$815,098	$265,123	$326,592
Operating expenses	1,316,106	1,371,836	1,182,514	943,006	741,137	251,024	326,515
Operating income (loss)	10,005	(73,772)	102,389	132,999	73,961	14,099	77
Interest expense	36,081	39,380	34,209	41,324	21,892	8,186	9,681
Income (loss) before income taxes	(1,412)	(108,922)	61,942	99,400	55,011	15,887	(4,153)
Net income (loss) from continuing operations	(5,735)	(71,538)	37,103	61,563	32,000	15,488	(2,758)
Net income (loss) per share-continuing							
Basic	$(0.21)	$(2.31)	$1.11	$2.11	$1.02	$0.56	$(0.10)
Diluted	(0.21)	(2.31)	0.91	1.45	0.78	0.46	(0.10)
Net loss from discontinued operations	$(23,425)	$(10,023)	$(3,136)	$(4,696)	$(5,718)	$(186)	$(1,448)
Consolidated Balance Sheet Data - Continuing Operations:							
Working capital	$62,640	$192,916	$187,635	$225,176	$3,739	$100,668	$89,094
Total assets	959,205	1,226,296	1,238,213	1,167,671	1,121,537	954,206	1,197,297
Long-term debt, excluding current portion	420,878	561,946	500,363	589,029	500,921	450,655	553,573
Shareholders' equity	$109,657	$145,100	$264,210	$176,670	$128,904	125,972	136,320
Consolidated Operating Statistics *:							
Passengers carried	13,604,915	16,393,027	14,839,701	13,088,872	10,239,915	3,179,668	3,587,044
Revenue passenger miles (000)	6,045,394	6,952,438	6,840,101	6,185,864	5,035,165	1,327,409	1,550,131
Available seat miles ("ASM") (000)	8,103,055	9,182,517	9,139,340	8,715,749	7,107,684	1,730,437	2,120,137
Block hours	498,966	616,591	571,827	571,339	513,881	109,736	128,558
Average passenger journey in miles	444	424	461	473	492	417	432
Average stage length in miles	386	364	397	389	390	373	398
Load factor	74.6%	75.7%	74.8%	71.0%	70.8%	76.7%	73.1%
Break-even passenger load factor	75.3%	74.6%	61.1%	53.3%	53.6%	71.1	73.2
Revenue per ASM in cents	16.8	14.9	14.6	13.0	12.6	15.4	15.4
Operating cost per ASM in cents	16.9	14.7	13.5	11.6	11.7	14.2	15.4
Average yield per revenue passenger mile in cents	22.5	19.7	19.5	18.4	17.8	20.1	21.1
Average revenue per passenger	$97.47	$82.14	$87.96	$84.25	$84.81	$83.38	$91.05
Aircraft in operation	159	182	191	182	180	151	183
Cities served	124	184	173	176	181	126	173
Number of employees	4,100	4,800	5,200	4,600	5,000	4,000	4,700

* Operating statistics include Air Midwest turboprop operations.

(1) Net loss in fiscal 2008 includes the pretax effect of recognizing a $34.1 million credit on the $90 million bond posted for the loss contingency with Hawaiian Airlines, a pretax loss contingency of $2.8 million with Aloha Airlines, a pretax sale of bankruptcy stock received from US Airways of $26,780, a gain on the extinguishment of debt of $8.9 million from the purchase of certain senior convertible notes due February 2024 and June 2023 and gain on the extinguishment of debt of $5.8 million from the retirement of debt associated with the sale of 14 Beechcraft 1900D to Raytheon. In addition, the net loss in fiscal 2008 includes a $9.1 million impairment charge on the remaining 20 Beechcraft 1900D, a $209,000 impairment charge on Dash 8 inventory and a $1.3 million impairment on the investment in Kunpeng Airlines, and a $10.5 million increase to the valuation allowance on deferred tax assets.

(2) Net loss in fiscal 2007 includes the pretax effect of recognizing a loss contingency, with Hawaiian Airlines, of $86.9 million, impairment of contract incentives of $25.3 million, $11.6 million of exit costs associated with the elimination of the Dash 8 JFK operations, and $6.4 million in impairment charges made to leasehold improvements related to certain aircraft under the United Code-Share Agreement.

(3) Net income in fiscal 2006 includes a bankruptcy settlement of $12.1 million (pretax) and debt conversion costs of $13.1 million (pretax).

(4) Net income in fiscal 2005 includes the net effect of reversing certain impairment and restructuring charges of $1.3 million.

(5) Net income in fiscal 2004 includes the net effect of impairment and restructuring charges of $11.9 million (pretax).

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth our unaudited consolidated quarterly statement of operations data for the first quarter of fiscal 2009 and for each of the quarters during the fiscal years ended September 30, 2008 and 2007. You should read the following tables in conjunction with our financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for the full fiscal year or any other future period.

	December 31, 2007	March 31, 2008(1)	June 30, 2008(2)	September 30, 2008(3)	December 31, 2008
	Unaudited quarterly financial data (in thousands)				
Operating revenues	$ 326,592	$ 320,329	$ 353,914	$ 325,276	$ 265,123
Operating expenses	326,515	292,653	357,073	339,865	251,024
Operating income (loss)	77	27,676	(3,159)	(14,589)	14,099
Other income (expense), net	(4,230)	1,344	6,002	(14, 532)	1,788
Income (loss) from continuing operations before taxes	(4,153)	29,020	2,843	(29,121)	15,887
Income tax provision (benefit)	(1,395)	11,557	1,025	(6,863)	399
Net Income (loss) from continuing operations	(2,758)	17,463	1,818	(22,258)	15,488
Loss from discontinued operations, net of taxes	(1,448)	(8,043)	(5,578)	(8,356)	(186)
Net income (loss)	$ (4,206)	$ 9,420	$ (3,760)	$ (30,614)	$ 15,302
Basic income (loss) per common share(6):					
Income (loss) from continuing operations	$ (0.10)	$ 0.65	$ 0.07	$ (0.83)	$ 0.56
Loss from discontinued operations	(0.05)	(0.30)	(0.21)	(0.31)	(0.01)
Net income (loss) per share	(0.15)	0.35	(0.14)	(1.15)	0.55
Diluted income (loss) per common share(6):					
Income (loss) from continuing operations	$ (0.10)	$ 0.51	$ 0.07	$ (0.83)	$ 0.46
Loss from discontinued operations	(0.05)	(0.22)	(0.21)	(0.31)	(0.01)
Net income (loss) per share	$ (0.15)	$ 0.29	$ (0.14)	$ (1.15)	$ 0.45
Basic Shares used in computing net income (loss) per share	28,542	26,928	26,694	27,145	27,652
Diluted shares used in computing net income (loss) per share	28,542	36,095	26,694	27,145	34,629

	December 31, 2006	March 31, 2007(4)	June 30, 2007	September 30, 2007 (5)
	Unaudited quarterly financial data (in thousands);			
Operating revenues	$ 333,533	$ 296,315	$ 340,373	$ 327,843
Operating expenses	313,718	319,799	326,760	411.559
Operating income (loss)	19,815	(23,484)	13,613	(83,716)
Other income (expense), net	(5,176)	(12,904)	(7,287)	(9,783)
Income (loss) from continuing operations before taxes	14,639	(36,388)	6,326	(93,499)
Income tax provision (benefit)	5,753	(13,754)	1,960	(31,343)
Net Income (loss) from continuing operations	8,886	(22,634)	4,366	(62,156)
Loss from discontinued operations, net of taxes	(874)	(1,352)	(1,761)	(6,036)
Net income (loss)	$ 8,012	$ (23,986)	$ 2,605	$ (68,192)
Basic income (loss) per common share(6):				
Income (loss) from continuing operations	$ 0.26	$ (0.71)	$ 0.15	$ (2.16)
Loss from discontinued operations	(0.02)	(0.04)	(0.05)	(0.21)

	December 31, 2006	March 31, 2007(4)	June 30, 2007	September 30, 2007 (5)
	Unaudited quarterly financial data (in thousands);			
Net income (loss) per share	0.24	(0.75)	0.09	(2.37)
Diluted income (loss) per common share(6):				
Income (loss) from continuing operations	$ 0.22	$ (0.71)	$ 0.13	$ (2.16)
Loss from discontinued operations	(0.02)	(0.04)	(0.05)	(0.21)
Net income (loss) per share	$ 0.20	$ (0.75)	$ 0.08	$ (2.37)
Basic Shares used in computing net income (loss) per share	33,632	31,999	30,063	30,990
Diluted shares used in computing net income (loss) per share	44,930	31,999	37,468	30,990

(1) March 31, 2008 quarterly results include a $9.1 million impairment charge on 20 Beechcraft 1900D, pretax effect of recognizing $34.1 million credit on a partial return of a $90.0 million bond posted for a loss contingency with Hawaiian Airlines, a gain on extinguishment of debt of $7.4 million from the purchase of certain senior convertible notes due February 2024 and a pretax sale of bankruptcy stock received from US Airways of $26,780.

(2) June 30, 2008 quarterly results include a $1.3 million impairment charge on the investment in Kunpeng Airlines, which is classified in loss from equity method of investment, a gain on extinguishment of debt of $1.5 million from the purchase of certain senior convertible notes due June 2023, gain on extinguishment of debt of $5.8 million from retirement of debt associated with the sale of 14 Beechcraft 1900D to Raytheon.

(3) September 30, 2008 quarterly results include a pretax loss contingency of $2.8 million with Aloha Airlines and a $10.5 million charge to income tax expense for the valuation allowance against deferred tax assets.

(4) March 31, 2007 quarterly results include impairment of contract incentives and aircraft leasehold improvements of $37.7 million (pretax)

(5) September 30, 2007 results include an $86.9 million loss contingency related to our Hawaiian litigation.

(6) The sum of 2008 and 2007 quarterly earnings per share may not equal annual earnings per share due to rounding.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Common Stock. The following risks comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business or financial performance. If any of the events or developments described below actually occur, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our Common Stock would likely decline, and you could lose all or part of your investment in our Common Stock.

Risks Related to Our Business

We are dependent on our agreements with our code-share partners.

We depend on relationships created by our code-share agreements. We derive a significant portion of our consolidated passenger revenues from our revenue-guarantee code-share agreements with Delta, United Airlines and US Airways. Our code-share partners have certain rights to cancel the applicable code-share agreement upon the occurrence of certain events or the giving of appropriate notice, subject to certain conditions. No assurance can be given that one or more of our code-share partners will not serve notice at a later date of their intention to cancel our code-share agreement and potentially reducing our traffic and revenue.

The US Airways Code-Share Agreement allows US Airways, subject to certain restrictions, to reduce the combined CRJ fleets utilized under the code-share agreement by one aircraft in any six-month period. The Company has received notice of US Airways' intent to reduce one CRJ-200 in January 2009, which has been removed from service from US Airways, one CRJ-200 in September 2009 and one CRJ-200 in January 2010. We anticipate that US Airways will continue to further reduce the number of covered aircraft in accordance with the agreement. In addition, US Airways may eliminate the Dash-8 aircraft upon 180 days prior written notice.

Because a majority of our operating revenues from continuing operations are currently generated under revenue-guarantee code-share agreements, if any one of them is terminated, our operating revenues and net income could be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, fly under our own flight designator code, including obtaining the airport facilities and gates necessary to do so. For the year ended September 30, 2008 and quarterly period ended December 31, 2008, the US Airways Code-Share Agreement accounted for 48% and 47.6%, respectively, of our consolidated passenger revenues; the Amended DCA and Expansion DCA with Delta together accounted for 19% and 17.6%, respectively, of our consolidated passenger revenue for such periods and the United Code-Share Agreement accounted for 29%, and 30.7%, respectively, of our consolidated passenger revenues.

As of December 31, 2008, we operated 28 ERJ-145 aircraft for Delta pursuant to the Amended DCA. Flight operations for Delta are performed by our wholly-owned subsidiary, Freedom Airlines. The Amended DCA provided for the addition of six ERJ-145 aircraft for an initial term of two years. These aircraft are scheduled to be removed from service in April 2009. The parties are currently in disagreement regarding the effectiveness of a notice issued by Mesa to extend the term of these aircraft for an additional one year term at reduced compensation in accordance with the terms of the amendment. Also, pursuant to the Amended DCA, commencing in August 2008, the parties agreed to remove eight ERJ-145 aircraft at a rate of three aircraft per month. As discussed below, the Company is currently involved in litigation with Delta regarding the Amended DCA and intends to pursue its legal remedies against Delta regarding the Expansion DCA.

If our code-share partners or other regional carriers experience events that negatively impact their financial strength or operations, our operations also may be negatively impacted.

We are directly affected by the financial and operating strength of our code-share partners. Any events that negatively impact the financial strength of our code-share partners or have a long-term effect on the use of our code-share partners by airline travelers would likely have a material adverse effect on our business, financial condition and results of operations. In the event of a decrease in the financial or operational strength of any of our code-share partners, such partner may seek to reduce, or be unable to make, the payments due to us under their code-share agreement. In addition, in some cases, they may reduce utilization of our aircraft. Although there are certain monthly guaranteed payment amounts, there are no fixed levels of utilization specified in the code-share agreements. If any of our other current or future code-share partners become bankrupt, our code-share agreement with such partner may not be assumed in bankruptcy and could be terminated. This and other such events could have a material adverse effect on our business, financial condition and results of operations. In addition, any negative events that occur to other regional carriers and that affect public perception of such carriers generally could also have a material adverse effect on our business, financial condition and results of operations.

Our code-share partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

We depend on major airlines like Delta, United Airlines and US Airways electing to contract with us instead of purchasing and operating their own regional jets. However, these major airlines possess the financial and other resources to acquire and operate their own regional jets instead of entering into contracts with us or other regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. A decision by Delta, United Airlines, or US Airways to phase out our contract-based code-share relationships or to enter into similar agreements with competitors could have a material adverse effect on our business, financial condition or results of operations. In addition to Mesa, our partners have similar code-share agreements with other competing regional airlines.

If Delta successfully terminates the Amended DCA or Expansion DCA, we may not be able to meet our immediate financial obligations.

Amended DCA

On March 28, 2008, Delta notified us of its intent to terminate the Amended DCA among Delta, the Company, and our wholly owned subsidiary, Freedom Airlines, alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February 2008. In fiscal 2008, the Amended DCA accounted for approximately 15.0% of our total revenues. The Amended DCA includes, among other arrangements, our agreement to operate up to 34 model ERJ-145 regional jets leased by us and operated utilizing Delta's name. During the second quarter 2007, we reached an agreement with Delta to add six ERJ aircraft for an initial term of two years. These aircraft are scheduled to be removed in April 2009. The parties currently have a disagreement regarding the effectiveness of a notice issued by Mesa to extend the terms of these aircraft for an additional one year term at reduced compensation in accordance with the terms of the amendment. Failure to resolve this issue in the Company's favor could have a material adverse impact on our business, financial condition or results of operation.

On April 7, 2008, we filed a complaint against Delta seeking declaratory and injunctive relief and specific performance by Delta of its obligations under the Amended DCA. On May 9, 2008, we filed a motion for a preliminary injunction in the United States District Court for the Northern District of Georgia (the "District Court") against Delta to enjoin its attempted termination of the Amended DCA. A three day evidentiary hearing was concluded on May 29, 2008 with the District Court ruling in our favor and issuing a preliminary injunction against Delta. The preliminary injunction prohibits Delta from terminating the Amended DCA based on Freedom Airlines' completion rate prior to April 2008, pending a final trial at a date to be determined by the District Court.

On June 27, 2008, Delta filed a notice of appeal with the 11th Circuit Court of Appeals (the "Court of Appeals") and on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. The Company responded to Delta's motion in accordance with the applicable rules and the Court of Appeals, after reviewing the filings, denied Delta's request. Delta and the Company have fully briefed the issue on appeal and oral arguments in the Court of Appeals were held on January 30, 2009.

If the District Court or Court of Appeals ultimately rules in favor of Delta and allows the termination of the Amended DCA, we believe we will be unable to redeploy the ERJ-145s in a timely manner, or at the lease rates we receive under the Amended DCA in the event of any redeployment of such aircraft. In addition to losing approximately $20 million per month in revenue or approximately $960 million over the next four years, we estimate that we will incur leasing costs, labor and other costs totaling approximately $250 to $300 million over the next four years. As a result, our cash flows from operations and our available working capital will be insufficient to meet these cash requirements. In the absence of obtaining additional capital through equity or debt financings, asset sales, consensual restructuring of debt and lease terms and /or similar measure, we will be unable to meet our financial obligations and may need to seek protection under applicable United States reorganization laws in order to avoid or delay actions by our lessors, creditors and code-share partners, which will have a material adverse effect on our ability to continue as a going concern.

Expansion DCA

On August 1, 2008, Delta notified the Company of the termination of the Expansion DCA citing an alleged failure to meet certain contractual benchmarks set forth in the Expansion DCA. Mesa strongly denies having violated the Expansion DCA and intends to challenge Delta's decision. We believe the airport hub in which the CRJ-900 aircraft are operated and the schedules created by Delta significantly impact our ability to meet the contract performance benchmarks. In particular, we believe the operating environment at New York's JFK airport presents significant challenges to meet the performance requirements. The Company subleased the CRJ-900 aircraft operated pursuant to the Expansion DCA from Delta for $1 per month per aircraft and these aircraft have been returned to Delta in connection with this termination with no further financial obligation to Mesa.

If Delta prevails in its counterclaim against Mesa relating to a memorandum of understanding for the overhaul and repair of certain engines, our financial condition or results of operations may be materially adversely affected.

On August 6, 2008, Mesa filed a complaint against Delta seeking the return of seven aircraft engines that Delta improperly retained possession of following the termination of an engine maintenance memorandum of understating executed between Mesa and Delta. Delta claimed its retention of these engines was justified as a means to secure recovery of certain disputed amounts related to the memorandum of understating. The memorandum of understanding does not contain provisions regarding Delta's claims and does not permit Delta's retention of the engines. Delta did not have a legal basis upon which to retain continued unauthorized possession of the engines. On or about August 13, 2008, Delta returned possession of the engines at issue. On August 22, 2008, Delta recorded mechanics' liens on the engines and filed a counterclaim seeking to foreclose on the liens as well as seeking certain payments allegedly related to the memorandum of understanding. Mesa's action filed in the United States District Court for the District of Arizona sought the immediate return of all engines currently in Delta's possession and/or control, forfeiture of all claimed liens, as well as damages related to Delta's improper retention of the engines. On November 12, 2008, the court heard oral arguments on Mesa's motion to dismiss Delta's purported liens and Delta's motion to foreclose on the liens. On November 14, 2008, the court ruled that Delta forfeited its lien claims as a result of its failure to comply with the timelines set out in the Georgia lien statute. The parties' competing claims for money damages are still pending before the court. A judgment in Delta's favor for damages related to its counterclaim could have a material negative impact on our business, financial condition or results of operations.

Our ability to operate our Hawaiian operations profitably is dependent on the price of aircraft fuel. Continued periods of historically high fuel costs or further increases in fuel costs could have a significant negative impact on our operating results.

In June 2006, we launched our independent inter-island Hawaiian airline operation named *go!* and incurred operating losses from inception until the end of fiscal 2008. During the first quarter of 2009, *go!* generated revenues of $11.6 million, which resulted in pretax income of approximately $0.6 million. Providing service in Hawaii will require ongoing investment of working capital by Mesa and management attention and focus. Our operating results are significantly impacted by changes in the availability or price of aircraft fuel, which in turn are often affected by global events. Fuel prices have increased substantially over the past several years and sharply in the last year, reaching a level in mid-2008 that fundamentally challenges the economics of the airline industry. A relatively small increase in the price of fuel can have a significant aggregate effect on the costs of our *go!* operations. As a result of fluctuating fuel prices, Mesa started a jet fuel swap program in fiscal 2009. However, due to the competitive nature of the airline industry and market forces, no assurance can be made that we may be able to increase our fares or otherwise increase revenues sufficiently to offset fuel prices.

Interruptions or disruptions in service at one of our hub airports, due to adverse weather, or for any other reason, could have a material adverse impact on our operations.

We currently operate primarily through hubs in Chicago, Washington DC, Denver, Phoenix, Charlotte, New York, Cincinnati, and Honolulu. Nearly all of our flights will either originate or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather can cause flight disruptions, and during periods of storms or adverse weather, fog, low temperatures, etc., our flights may be cancelled or significantly delayed. We operate a significant number of flights to and from airports with particular weather difficulties, including Chicago, Denver, New York/JFK, and Washington, DC. A significant interruption or disruption in service at one of our hubs, due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.

The availability of additional and/or replacement code-share partners is limited and consolidation within the airline industry could have an unknown impact on future operations.

The airline industry has undergone substantial consolidation and it may in the future undergo additional consolidation. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential code-share partners available and may adversely affect our relationships with current code-share partners. There is no assurance that our relationships with our code-share partners will survive in the event that any such code-share partner merges with another airline.

If we are unable to successfully restructure certain of our contractual obligations and commitments as described below, our cash flow from operations and available capital will not be sufficient to meet these obligations, which may require that the Company seek protection under applicable reorganization laws.

While the Company's cash flows from operations and its available capital have been sufficient to meet its current operating expenses, lease obligations and debt service requirements to date, the Company's future cash flow from operations and available capital may be negatively impacted by (i) our ability to secure more flexible credit terms from certain of the Company's other key vendors; (ii) reduced cash payments from our code-share partners related to disputed items under our agreements; (iii) the Company's ability to restructure certain of its aircraft lease obligations and key vendor obligations, and (iv) the results of the Company's ongoing litigation with Delta. There can be no assurance that the Company will be successful in effecting amended lease terms for its existing aircraft lease obligations and obtaining flexible credit terms from existing vendors and suppliers. Unfavorable events arising with respect to negotiations with key lessors and vendors or the Delta litigation could give rise to covenant and payment defaults under the terms of the Company's material operating leases and indebtedness. In the absence of obtaining additional capital through asset sales, consensual restructuring of debt and lease terms and/or similar measures, the Company may be unable to remedy such defaults and may experience additional defaults in the future. The Company's operating leases are subject to termination in the event of default, and the Company's indebtedness may be accelerated in the event of continuing default. Certain lenders could foreclose on Company assets securing their indebtedness. Accordingly, the Company's financial condition could require that the Company seek additional protection under applicable reorganization laws in order to avoid or delay actions by its creditors and lessors which could materially adversely affect the Company's operations and ability to operate as a going concern.

Our Current Stock Price Creates a NASDAQ Delisting Possibility

Our Common Stock is currently traded on the NASDAQ Global Select Market and may be delisted, which could adversely affect our business and relations with employees, customers, and others. We have received notice from the NASDAQ Stock Market that our stock price (technically, the closing bid price) has failed to maintain the minimum $1.00 per share requirement for the 30 consecutive business days preceding such notice. Previously, we had been given until March 23, 2009 to achieve compliance with that rule by having the bid price of our stock close at $1.00 or more for at least ten consecutive trading days. If compliance with that rule was not demonstrated by March 23, 2009, we could appeal NASDAQ's determination to delist our securities to a NASDAQ panel or we may apply to transfer our securities to the NASDAQ Global Market or the NASDAQ Capital Market. If our application is approved, we will be afforded an additional 180 day compliance period. Recently, NASDAQ further extended this compliance date to late June 2009. There can be no assurance that we will be able to achieve compliance with this minimum bid price rule by NASDAQ's required deadline; that we would be granted an additional 180 day compliance period; or that we would be able to achieve compliance with the minimum bid price rule even if granted the additional compliance period.

In this regard, during February 2009 we issued, in the aggregate, 117.1 million shares of our Common Stock as partial consideration in exchange for $30.4 million face amount of our 2023 Notes and $103.0 million face amount of our 2024 Notes. These issuances of Common Stock substantially diluted previously existing stockholders and created significant downward pressure on the price per share of our Common Stock. On March 27, 2009, the closing bid price of our Common Stock was $0.14.

There are a number of actions that can be taken to attempt to increase the price of our stock, including effecting a reverse stock split or engaging in stock repurchases. No assurance can be given that a reverse stock split, if approved by our shareholders, would result in an increased stock price or that, if the stock price did increase after such action, that the price would remain at a level necessary to maintain our listing on the NASDAQ Global Select Market. We have limited capital resources available for any stock repurchases. Any such actions (even if successful) may have adverse effects on us, such as adverse reaction from employees, investors and financial markets in general, adverse publicity, and adverse reactions from customers and shareholders. There are also other continued listing requirements for listing on the NASDAQ Global Select Market. In light of the number of shares of Common Stock that we recently issued, there is a substantial likelihood that we will not continue to meet such listing requirements.

Should our stock be delisted from the NASDAQ Global Select Market, we may apply to have our stock traded on the Over-The-Counter Bulletin Board. There can be no assurance that our Common Stock would be timely admitted for trading on that market. This alternative may result in a less liquid market available for existing and potential shareholders to buy and sell shares of our Common Stock and could further depress the price of our stock.

If we experience a lack of labor availability or strikes, it could result in a decrease of revenues due to the cancellation of flights.

The operation of our business is significantly dependent on the availability of qualified employees, including, specifically, flight crews, mechanics and avionics specialists. Historically, regional airlines have periodically experienced high pilot turnover as a result of air carriers operating larger aircraft hiring their commercial pilots. Further, the addition of aircraft, especially new aircraft types, or transferring of aircraft between operating entities can result in pilots upgrading or transitioning between aircraft types and becoming unavailable for duty during the required extensive training periods. During the first and second quarters of fiscal 2008, the Company experienced higher than average turnover as a result of hirings by major carriers. There can be no assurance that we will be able to maintain an adequate supply of qualified personnel or that labor expenses will not increase.

At December 31, 2008, we had approximately 4,000 employees, approximately 1,900 of whom are members of two labor unions, including the Air Line Pilots Association, International ("ALPA") and the Association of Flight Attendants ("AFA"). Our collective bargaining agreement with the ALPA became amendable in September 2007 and we recently reached a tentative agreement that is subject to a ratification vote by our pilots. Our collective bargaining agreement with the AFA became amendable in June 2006 and we are in mediated negotiations. The inability to negotiate acceptable contracts with existing unions as agreements become amendable or with new unions could result in work stoppages by the affected workers, lost revenues resulting from the cancellation of flights and increased operating costs as a result of higher wages or benefits paid to union members. We cannot predict which, if any, other employee groups may seek union representation or the outcome or the terms of any future collective bargaining agreement and therefore the effect, if any, on our business, financial condition and results of operations. If negotiations with unions over collective bargaining agreements prove to be unsuccessful, following specified "cooling off" periods, the unions may initiate a work action, including a strike, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will cause our earnings to decrease.

Labor costs constitute a significant percentage of our total operating costs. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to fixed percentages, an increase in the consumer price index or the actual increase in the contract. We are responsible for our labor costs, and we may not be entitled to receive increased payments under our code-share agreements if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings.

If new airline regulations are passed or are imposed upon our operations, we may incur increased operating costs and experience a decrease in earnings.

Laws and regulations, such as those described below, have been proposed from time to time that could significantly increase the cost of our operations by imposing additional requirements or restrictions on our operations. We cannot predict what laws and regulations will be adopted or what changes to air transportation agreements will be effected, if any, or how they will affect us, and there can be no assurance that laws or regulations currently proposed or enacted in the future will not increase our operating expenses and therefore adversely affect our financial condition and results of operations.

As an interstate air carrier, we are subject to the economic jurisdiction, regulation and continuing air carrier fitness requirements of the Department of Transportation ("DOT"), which include required levels of financial, managerial and regulatory fitness. The DOT is authorized to establish consumer protection regulations to prevent unfair methods of competition and deceptive practices, to prohibit certain pricing practices, to inspect a carrier's books, properties and records, to mandate conditions of carriage and to suspend an air carrier's fitness to operate. The DOT also has the power to bring proceedings for the enforcement of air carrier economic regulations, including the assessment of civil penalties, and to seek criminal sanctions.

We are also subject to the jurisdiction of the Federal Aviation Administration ("FAA") with respect to our aircraft maintenance and operations, including equipment, ground facilities, dispatch, communication, training, weather observation, flight personnel and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain an operating certificate, which is subject to suspension or revocation for cause, and provides for regular inspections. The FAA also has the power to bring proceedings for the enforcement of federal aviation regulations including the assessment of civil penalties and to seek criminal sanctions.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of, or maintenance on, all or any of our turboprops or regional jets, for any reason, could negatively impact our results of operations.

Future regulatory action concerning climate change and aircraft emissions could have a significant effect on the airline industry. For example, the European Commission is seeking to impose an emissions trading scheme applicable to all flights operating in the European Union. Although we do not operate in the European Union, future laws or regulations such as these emissions trading scheme or other United States or foreign governmental actions applicable to our areas of operation may adversely affect our operations and financial results. Indeed, the administration of President Barack Obama recently proposed an emissions trading scheme as part of its budget proposal to Congress.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer or Canadair regional jets, at such airports. The imposition of any limits on the use of our regional jets at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

If additional security and safety measures regulations are adopted, we may incur increased operating costs and experience a decrease in earnings.

Congress has adopted increased safety and security measures designed to increase airline passenger security and protect against terrorist acts. Such measures have resulted in additional operating costs to the airline industry. In addition, a report by the Aviation Safety Commission, a body established by Congress, recommends the adoption of further measures aimed at improving the safety and security of air travel. We cannot forecast what additional security and safety requirements may be imposed on our operations in the future or the costs or revenue impact that would be associated with complying with such requirements, although such costs and revenue impact could be significant. To the extent that the costs of complying with any additional safety and security measures are not reimbursed by our code-share partners, our business, financial condition, and results of operations could be adversely affected.

If our operating costs increase as our aircraft fleet ages and we are unable to pass along such costs, our earnings will decrease.

As our fleet of aircraft age, the cost of maintaining such aircraft, if not replaced, will likely increase. There can be no assurance that costs of maintenance, including costs to comply with aging aircraft requirements, will not materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations. Because many aircraft components are required to be replaced after specified numbers of flight hours or take-off and landing cycles, and because new aviation technology may be required to be retrofitted, the cost to maintain aging aircraft will generally exceed the cost to maintain newer aircraft. We believe that the cost to maintain our aircraft in the long-term will be consistent with industry experience for these aircraft types and ages used by comparable airlines.

We believe that our aircraft are mechanically reliable based on the percentage of scheduled flights completed and as of December 31, 2008 the average age of our fleet, excluding Beechcraft 1900D's, is 7.1 years. However, there can be no assurance that such aircraft will continue to be sufficiently reliable over longer periods of time. Furthermore, any public perception that our aircraft are less than completely reliable could have a material adverse effect on our business, financial condition and results of operations.

Our fleet expansion program has required a significant increase in our leverage.

The airline business is very capital intensive and we are highly leveraged. For the year ended September 30, 2008, our debt service payments, including principal and interest, totaled $97.0 million and our aircraft lease payments totaled $227.0 million. We have significant lease obligations with respect to our aircraft and ground facilities, which aggregated approximately $1.9 billion and $1.8 billion at September 30, 2008 and December 31, 2008, respectively. As of December 31, 2008, our potential growth strategy involves the acquisition of ten more CRJ-700 regional jets. As of December 31, 2008, we had permanently financed all aircraft delivered under our agreement with Bombardier. There are no assurances that we will be able to obtain financing for the remaining ten CRJ-700 NextGen future aircraft deliveries or find suitable used CRJ-700.

In addition, there can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues.

If we incur problems with any of our third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

Our reliance upon others to provide essential services to facilitate our operations may result in the relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities, baggage handling and personnel training. It is likely that similar agreements will be entered into in any new markets we decide to serve. All of these agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of loss and adverse publicity stemming from any accident involving any of our aircraft.

If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. There can be no assurance that the insurance we carry to cover damages arising from any future accidents will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft. To the extent a decrease in air travelers is associated with our operations not covered by our code-share agreements, such a decrease could have a material adverse affect on our business, financial condition and results of operations.

If we become involved in any material litigation or any existing litigation is concluded in a manner adverse to us, our earnings may decline.

We are, from time to time, subject to various legal proceedings and claims, either asserted or unasserted. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's time, attention and resources. There can be no assurance regarding the outcome of current or future litigation.

On March 28, 2008 Delta notified the Company of its intent to terminate the Amended DCA among Delta, the Company, and the Company's wholly owned subsidiary, Freedom Airlines, alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February 2008. Following Delta's termination notification, the Company filed a complaint on April 7, 2008 in the United States District Court for the Northern District of Georgia (the "District Court") seeking declaratory and injunctive relief. An evidentiary hearing was conducted during the three day period ended May 29, 2008. Following the hearing, the District Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Amended DCA covering the ERJ-145 aircraft operated by Freedom Airlines, based on Freedom Airlines' completion rate prior to April 2008, pending a final trial at a date to be determined by the District Court. On June 27, 2008, Delta filed a notice of appeal with the 11th Circuit Court of Appeals (the "Court of Appeals") and on July 15, 2008 Delta filed a motion requesting that the appeal be heard on an expedited basis. The Company responded to Delta's motion in accordance with the applicable rules and the Court of Appeals, after reviewing the filings, denied Delta's request. Delta and the Company have fully briefed the issues on appeal and oral arguments in the Court of Appeals were held on January 26, 2009.

On August 6, 2008, Mesa filed a complaint against Delta seeking the return of seven aircraft engines that Delta improperly retained possession of following the termination of an engine maintenance memorandum of understating executed between Mesa and Delta. Delta claimed its retention of these engines was justified as a means to secure recovery of certain disputed amounts related to the memorandum of understating. The memorandum of understanding does not contain provisions regarding Delta's claims and does not permit Delta's retention of the engines. Delta did not have a legal basis upon which to retain continued unauthorized possession of the engines. On or about August 13, 2008, Delta returned possession of the engines at issue. On August 22, 2008, Delta recorded mechanics' liens on the engines and filed a counterclaim seeking to foreclose on the liens as well as seeking certain payments allegedly related to the memorandum of understanding. Mesa's action filed in the United States District Court for the District of Arizona sought the immediate return of all engines currently in Delta's possession and/or control, forfeiture of all claimed liens, as well as damages related to Delta's improper retention of the engines. On November 12, 2008, the court heard oral arguments on Mesa's motion to dismiss Delta's purported liens and Delta's motion to foreclose on the liens. On November 14, 2008, the court ruled that Delta forfeited its lien claims as a result of its failure to comply with the timelines set out in the Georgia lien statute. The parties' competing claims for money damages are still pending before the court. A judgment in Delta's favor for damages related to its counterclaim could have a material adverse impact on the Company's business, financial condition and results of operations.

On October 20, 2008, Mesa filed a complaint against Mokulele Air Group, Inc. ("Mokulele") alleging claims for breach of contract related to certain amounts owed to the Company by Mokulele under the code-share agreement dated February 7, 2007. Mesa's complaint was filed in the United States District Court for the District of Arizona. On November 4, 2008, Mokulele filed a complaint in the United States District Court for the District of Hawaii alleging claims for breach of the code-share agreement, attempted monopolization in violation of the Sherman Anti-Trust Act and unfair competition under Hawaii statutes. On November 7, 2008, Mesa amended its complaint filed in the District Court of Arizona to add claims for breach of contract, breach of the covenant of good faith and fair dealing, breach of an open account, unjust enrichment, coercion, trademark infringement in violation of the Hawaii and Arizona statutes and the federal Lanham Act, misappropriation of trade secrets, deceptive trade practices and unfair competition. This litigation is in the initial stages and the Company strongly denies having violated any statutory or common law duties owed to Mokulele.

We are also involved in various legal proceedings and FAA civil action proceedings that the Company does not believe will have a material adverse effect upon the Company's business, financial condition or results of operations, although no assurance can be given to the ultimate outcome of any such proceedings.

Adverse rulings in any of these matters could have a negative impact on our financial performance and in some cases could have a material adverse impact on our business, financial condition, results of operations and the price of our Common Stock.

Our business would be harmed if we lose the services of our key personnel.

Our success depends to a large extent on the continued service of our executive management team. We have employment agreements with certain executive officers, but it is possible that members of executive management may leave us. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

We may experience difficulty finding, training and retaining employees.

Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. In addition, as is common with most of our competitors, we have faced considerable turnover of our employees. Regional airline pilots, flight attendants and maintenance technicians often leave to work for larger airlines, which generally offer higher salaries and better benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could have a material adverse effect on our financial condition, results of operations and the price of our Common Stock.

We may be unable to profitably operate our independent operations in Hawaii, which could negatively impact our business and operations.

In June 2006, we launched our independent inter-island Hawaiian airline operation named *go!* and have incurred operating losses since inception. Providing service in Hawaii will require ongoing investment of working capital by Mesa and management attention and focus.

Further, in light of the costs and risks associated with operating an independent low fare regional jet airline, we may be unable to operate the Hawaiian airline profitably, which would negatively impact our business, financial condition and results of operations.

In addition, our results under our code-share agreements, which are revenue-guarantee contracts, offer no meaningful guidance with respect to our future performance in running an independent airline because we have not previously operated as an independent regional jet carrier in Hawaii. We are operating under a relatively new brand that initially has limited market recognition. Future performance will depend on a number of factors, including our ability to:

- establish a brand that is attractive to our target customers;

- maintain adequate controls over our expenses;

- monitor and manage operational and financial risks;

- secure favorable terms with airports, suppliers and other contractors;

- maintain the safety and security of our operations;

- attract, retain and motivate qualified personnel; and

- react to responses from competitors who are more established in the Hawaiian markets.

If we are unable to successfully place excess aircraft it may adversely affect our operation.

We depend on our code-share partners and on the success of our other ventures to maintain our aircraft in revenue-generating operations. Currently, our excess aircraft include 6 ERJ-145s as a result of scheduled reductions under the Amended DCA and 20 Beech 1900D aircraft as a result of the Air Midwest shut down.

There are several scenarios that could result in an increase in number of excess aircraft. If our code-share partners terminate their code-share agreements, or exercise early termination provisions contained in certain code-share agreements, then the Company would face the challenge of generating ongoing revenue for these excess aircraft. If the aircraft operated by *go!* in Hawaii are returned for any reason, then it would also cause an increase in the number of excess aircraft. In addition, the Company is currently involved in a dispute with Delta over the effectiveness of a notice issued by the Company extending the term covering 6 ERJ-145 aircraft; without the 12-month extension these aircraft are set to exit Delta Connection service in April 2009. In addition, we expect the Kunpeng aircraft to be returned to the Company in April 2009. An increase in excess aircraft could result in our operating revenues and net income being materially adversely affected unless we are able to enter into satisfactory substitute arrangements.

Risks Related to Our Joint Venture in China

The ongoing losses of Kunpeng Airlines and our inability to timely sell our interests in this joint venture could negatively impact our operations and profitability.

On December 22, 2006, our wholly-owned subsidiary, Ping Shan, entered into a joint venture agreement (the "Joint Venture Agreement") with Shan Yue SRL ("Shan Yue") and Shenzhen Airlines, pursuant to which the parties agreed to form Kunpeng Airlines, an equity joint venture company organized under the laws of China. Ping Shan holds a 25% share of the registered capital of Kunpeng Airlines. Additionally, Shan Yue, a Barbados society with restricted liability, holds 24% of the registered capital of Kunpeng Airlines. Shan Yue holds 5% of the 24% interest in Kunpeng Airlines for the exclusive benefit of an unaffiliated third party. Wilmington Trust Company holds 100% of the outstanding equity of Shan Yue as trustee of Shan Yue Trust, a Delaware statutory trust. We are the sole beneficiary of Shan Yue Trust. After taking into consideration the 5% interest in Kunpeng Airlines held for the exclusive benefit of an unaffiliated third party, our net ownership interest in Kunpeng Airlines is 44%. On September 28, 2007, Kunpeng Airlines commenced common carrier passenger service. As of December 31, 2008, Kunpeng Airlines operated five 50-seat CRJ 200 aircraft on regional routes in China. Kunpeng Airlines has incurred losses since its inception and is expected to continue to incur losses for the foreseeable future. As a result, on June 25, 2008, we entered into a letter of intent ("LOI") with Shenzhen Airlines to sell all of our equity interest in Kunpeng Airlines to Shenzhen Airlines. Under the proposed terms of the LOI, Mesa would have received net proceeds of approximately $4.8 million for our equity interest in Kunpeng Airlines. In addition, Shenzhen Airlines would have caused Kunpeng Airlines to pay certain amounts for back due aircraft rental payments.

On February 26, 2009, we entered into an agreement with Shenzhen Airlines relating to Kunpeng Airlines. Under the agreement, Mesa will sell its interest in Kunpeng Airlines to Shenzhen or its nominee, outstanding aircraft lease payments owed by Kunpeng Airlines to Mesa will be settled and Mesa's lease of five CRJ-200 aircraft to Kunpeng Airlines will terminate pursuant to mutually acceptable definitive documentation. In total, Mesa will receive $4.5 million, which amount will be offset by Mesa's return of security deposits totaling $0.9 million. Based on the terms agreed to in the agreement, the Company will record a loss on equity method investment in the second quarter 2009. Although the parties expect to consummate the transactions contemplated by the agreement by mid-April 2009, no assurance can be given that the parties will close within such timeframe. We expect the Kunpeng aircrafts to be returned to the Company in April 2009.

If we became involved in a dispute with Shenzhen Airlines related to the Joint Venture Agreement, we could experience difficulties in initiating litigation in a United States court, enforcing judgments of a United States court or bringing original actions in China.

The Joint Venture Agreement is governed by the laws of China. As a result, it may not be possible to enforce our rights under the Joint Venture Agreement through litigation in a United States court in the event of a dispute arising under the Joint Venture Agreement. Moreover, even if we were able to bring litigation in a United States court, uncertainty exists as to whether the courts of China would recognize or enforce judgments of United States courts. Additionally, although China's legal system is continually evolving, we can give no assurance that we would be able to bring an original action before a court in China, or, if we were able to do so, that a court in China would render a fair and impartial verdict.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in China. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

If competition in the airline industry increases, we may experience a decline in revenue.

Increased competition in the airline industry as well as competitive pressure on our code-share partners or in our markets could have a material adverse effect on our business, financial condition and results of operation. The airline industry is highly competitive. The earnings of many of the airlines have historically been volatile. The airline industry is susceptible to price discounting, which involves the offering of discount or promotional fares to passengers. Any such fares offered by one airline are normally matched by competing airlines, which may result in lower revenue per passenger, i.e., lower yields, without a corresponding increase in traffic levels. Also, in recent years several new carriers have entered the industry, typically with low cost structures. In some cases, new entrants have initiated or triggered price discounting. The entry of additional new major or regional carriers in any of our markets, as well as increased competition from or the introduction of new services by established carriers, could negatively impact our financial condition and results of operations.

Our reliance on our code-share agreements with our major airline partners for the majority of our revenue means that we must rely on the ability of our code-share partners to adequately promote their respective services and to maintain their respective market share. Competitive pressures by low-fare carriers and price discounting among major airlines could have a material adverse effect on our code-share partners and therefore adversely affect our business, financial condition and results of operations.

The results of operations in the air travel business historically fluctuate in response to general economic conditions. The airline industry is sensitive to changes in economic conditions that affect business and leisure travel and is highly susceptible to unforeseen events, such as political instability, regional hostilities, economic recession, fuel price increases, inflation, adverse weather conditions or other adverse occurrences that result in a decline in air travel. Any event that results in decreased travel or increased competition among airlines could have a material adverse effect on our business, financial condition and results of operations.

In addition to traditional competition among airlines, the industry faces competition from ground and sea transportation alternatives. Video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

The airline industry is heavily regulated.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business, to the extent such costs are not reimbursed by our code-share partners.

The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our aircraft, for any reason, could negatively impact our results of operations.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. If adopted, these measures could have had the effect of raising ticket prices, reducing revenue and increasing costs. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA has imposed more stringent security procedures on airlines and imposed security taxes on each ticket sold. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our Common Stock.

The airline industry has been subject to a number of strikes which could affect our business.

The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other regional carriers may result in higher industry wages and add increased pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our code-share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of our code-share partners could have a material adverse effect on our financial condition, results of operations and the price of our Common Stock.

Risks Related to Our Common Stock

Provisions in our charter documents might deter acquisition bids for us.

Our articles of incorporation and bylaws contain provisions that, among other things:

- authorize our board of directors to issue preferred stock ranking senior to our Common Stock without any action on the part of the shareholders;

- establish advance notice procedures for shareholder proposals, including nominations of directors, to be considered at shareholders' meetings;

- authorize a majority of our board of directors, in certain circumstances, to fill vacancies on the board resulting from an increase in the authorized number of directors or from vacancies;

- restrict the ability of shareholders to modify the number of authorized directors; and

- restrict the ability of shareholders to call special meetings of shareholders.

In addition, Section 78.438 of the Nevada general corporation law prohibits us from entering into some business combinations with interested shareholders without the approval of our board of directors. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders.

Our stock price may continue to be volatile.

The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our Common Stock to fluctuate, including:

- our operating results failing to meet the expectations of securities analysts or investors in any quarter;

- downward revisions in securities analysts' estimates;

- material announcements by us or our competitors;

- public sales of a substantial number of shares of our Common Stock following the date of this prospectus;

- governmental regulatory action; or

- adverse changes in general market conditions or economic trends.

In this regard, during February 2009 we issued, in the aggregate, 117.1 million shares of our Common Stock as partial consideration in exchange for $30.4 million face amount of our 2023 Notes and $103.0 million face amount of our 2024 Notes. These issuances of Common Stock substantially diluted previously existing stockholders and created significant downward pressure on the price per share of our Common Stock.

Risk Related to Utilization of Net Operating Loss ("NOL") Carry Forwards.

Periodically the Company conducts a valuation of the net deferred tax assets arising principally from NOL carry forwards. As a result of the valuation, the Company maintains an allowance against the net deferred tax asset of $3.4 million at December 31, 2008.

Internal Revenue Code Section 382 rules apply to limit a corporation's ability to utilize existing NOL carry forwards once the corporation experiences an ownership change as defined in the rules of Section 382. Generally, an ownership change occurs when, generally within a span of 36 months there is an increase in the stock ownership by one or more shareholders of more than 50 percentage points. If the Company should incur a future ownership change or significant equity event in the future, the Company may be limited to an annual limitation on the use of its NOL carry forwards.

In February 2009, the Company issued 117.1 million shares of our Common Stock as partial consideration in exchange of $30.4 million face amount of our 2023 Notes and $103.0 million face amount for our 2024 Notes. This is likely to have a material impact on the Company's financial statements, as the Company will be limited to an annual limitation on the use of its NOL's. Management is currently evaluating the impact this will have on the Company's financial statements.

Risks Related to the Offering

The price of our Common Stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our Common Stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price could fluctuate significantly for various reasons, which include:

- the recent issuance of a significant number of shares of Common Stock to satisfy our obligations to repurchase our 2023 Notes and 2024 Notes;

- our quarterly or annual earnings or earnings of other companies in our industry;

- the public's reaction to our press releases, our other public announcements, and our filings with the SEC;

- changes in earnings estimates or recommendations by research analysts who track our Common Stock or the stocks of other companies in our industry;

- new laws or regulations or new interpretations of laws or regulations applicable to our business;

- changes in accounting standards, policies, guidance, interpretations, or principles;

- changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism, or responses to such events;

- litigation involving our Company or investigations or audits by regulators into the operations of our Company; and

- sales of Common Stock by our directors, executive officers, and significant shareholders.

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including us and other companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our Common Stock could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our stock price.

We currently do not intend to pay dividends on our Common Stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our Common Stock appreciates.

We have not historically paid dividends on shares of our Common Stock and do not expect to pay dividends on such shares in the foreseeable future. The payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition, and any other factors deemed relevant by our board of directors. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our Common Stock appreciates.

FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements," which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation, and availability of resources. These forward-looking statements include, without limitation, statements regarding: information regarding the replacement, deployment, and acquisition of certain numbers and types of aircraft, and projected expenses associated therewith; costs of compliance with FAA regulations and other rules and acts of Congress; the passing of taxes, fuel costs, inflation, and various expenses to our customers; the relocation of certain operations of Mesa; the resolution of litigation in a favorable manner and certain projected financial obligations; statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

- changing business conditions in certain market segments and industries;

- changes in Mesa's code-sharing relationships;

- an increase in competition along the routes Mesa operates or plans to operate;

- availability and cost of funds for financing new aircraft;

- changes in general and/or regional economic conditions;

- changes in fuel prices;

- Mesa's relationship with its employees and the terms of future collective bargaining agreements;

- the impact of current and future laws;

- additional terrorist attacks;

- Congressional investigations, and governmental regulations affecting the airline industry and Mesa's operations;

- bureaucratic delays;

- amendments to existing legislation;

- consumers unwilling to incur greater costs for flights;

- our ability to operate our Hawaiian airline service profitably;

- unfavorable resolution of legal proceedings involving Mokulele Airlines regarding our Hawaiian operation, and Delta regarding our code-share agreement;

- unfavorable resolution of negotiations with municipalities for the leasing of facilities;

- our ability to successfully negotiate and enter into mutually acceptable definitive documentation and consummate the transactions contemplated by the agreement entered into on February 26, 2009 with Shenzhen Airlines relating to Kunpeng Airlines;

- industry competition; and

- other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Regulation."

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Common Stock by the selling shareholder.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Price Range of Common Stock

Our Common Stock is traded on The NASDAQ Global Select Market under the symbol "MESA." The following table sets forth, for the time periods indicated, the high and low sales prices of our Common Stock as reported on The NASDAQ Global Select Market.

	Fiscal 2009		Fiscal 2008		Fiscal 2007	
	High	Low	High	Low	High	Low
Quarter						
First	$0.48	$0.17	$5.27	$3.09	$9.20	$7.41
Second	–	–	$3.70	$2.21	$8.71	$7.27
Third	–	–	$2.37	$0.44	$8.00	$6.61
Fourth	–	–	$0.55	$0.30	$7.09	$4.44

On March 27, 2009, the last reported sale price of our Common Stock on The NASDAQ Global Select Market was $0.14.

Holders of Record

As of March 27, 2009, there were approximately 962 holders of record of our Common Stock.

Dividend Policy

We have never paid cash dividends on our Common Stock. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, bank financing, financial condition and other relevant factors.

Equity Compensation Plans

The following table sets forth certain information as of September 30, 2008, concerning outstanding options and rights to purchase Common Stock granted to participants in all of the Company's equity compensation plans (including the Outside Director's Stock Option Plan) and the number of shares of Common Stock remaining available for issuance under such equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	1,390,839	6.41	900,517
Equity compensation plans not approved by security holders (1)	836,000	8.49	-
Total	2,226,839	7.19	900,517

(1) The Board of Directors adopted the 2001 Key Officer Plan on July 13, 2001. An aggregate of 2,000,000 shares are authorized for issuance under this plan. The Company's Chief Executive Officer and President are the only persons eligible to participate in the plan.

Stock Performance Graph

The following graph compares total shareholder returns of Mesa Air Group, Inc. for the five-year period ended September 30, 2008, with the total returns of the AMEX Airline Index (Peer Group) and an index of the NASDAQ Composite Index. The graph assumes that $100 was invested September 30, 2003 in Mesa Air Group, Inc. stock and equally across all stocks included in the indices, and covers the period through September 30, 2008. Total return includes reinvestment of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Mesa Air Group, Inc., The NASDAQ Composite Index
And The AMEX Airline Index (Peer Group)



* $100 invested on 9/30/03 in stock or index - including reinvestment of dividends.
Fiscal year ending September 30

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and the related notes thereto, and the Selected Financial Data and Operating Statistics contained elsewhere in this prospectus.

Fiscal 2008 and the beginning of fiscal 2009 has been a period of challenges and modest successes for us. Most significantly, we reached legal settlements with both Hawaiian Airlines, Inc. ("Hawaiian Airlines") and certain affiliates of The Yucaipa Companies LLC (collectively, "Yucaipa"), which purchased the rights of a lawsuit initially brought by Aloha Airlines, Inc. and Aloha Air Group Inc. (collectively, "Aloha Airlines") against the Company, and during February 2009 we retired $133.4 million in debt in exchange for $6.7 million in cash, 117.1 million shares of Common Stock, and $17.2 million in aggregate principal amount of 2012 Notes.

While the airline industry in general, and Mesa in particular, face a number of challenges in today's operating environment, we remain resolutely committed to returning the Company to sustained profitability and delivering the best service possible to our passengers and airline partners.

Recent Developments

Settlement of Litigation

In the Hawaiian Airlines settlement, we recovered $37.5 million from a bond being held by the United States Bankruptcy Court for the District of Hawaii. On November 8, 2008, we announced our entry into a settlement agreement with Yucaipa concerning the Aloha Airlines' lawsuit over Mesa's Hawaiian inter-island flight services operated under the *go!* brand name. Pursuant to the settlement, we paid Yucaipa $2.0 million in cash, issued to Yucaipa stock equal to 10% of our then outstanding shares (or 2,692,800 shares) and agreed to provide inter-island travel benefits to certain former Aloha Airlines employees. Under the terms of the settlement, if Yucaipa is able to purchase the "Aloha" name in Aloha Airlines' bankruptcy court auction, it will license the "Aloha" name to Mesa. We agreed to the terms of these settlements without admitting any wrongdoing. For more information regarding the terms of our settlement with Yucaipa, see "Business—Legal Proceedings."

Expansion of go!

Also during fiscal 2008, *go!* expanded capacity in Hawaii: available seat miles increased by 9.2% over the prior year. After only 17 months in operation we congratulated our one millionth passenger. In the first quarter of fiscal 2009, we continued to expand our Hawaiian capacity, with available seat miles increasing 15.4% in comparison to the same period in the prior fiscal year. During the first quarter of fiscal 2009, *go!* generated revenues of $11.6 million, which resulted in a pretax income of approximately $0.6 million. *go!*'s fuel prices were reduced significantly in such quarter, *go!*'s departures increased 11.4% and passengers carried increased 11.3% over the first quarter of fiscal 2008. We look forward to the opportunity to continue to grow the Hawaiian segment of our operation.

Retirement of Senior Convertible Notes

During the first two weeks of February 2009, we (i) issued 3,434,000 shares of our Common Stock, in satisfaction of our obligation to repurchase $1.4 million in aggregate principal amount at maturity of our 2023 Notes from holders of 2023 Notes that had exercised their put rights arising under the indenture governing the 2023 Notes and forbearance agreements between the Company and these holders, and (ii) completed transactions with certain holders of our 2023 Notes to purchase an additional $29,071,250 face amount of 2023 Notes in exchange for a total of $1,844,431 in cash, 8,430,457 shares of its Common Stock and $983,937 in aggregate principal amount of our 2012 Notes.

Also during February 2009, we repurchased $19,278,000 in aggregate principal amount at maturity of our 2024 Notes from holders of 2024 Notes that had exercised their put rights arising under the indenture governing the 2024 Notes, including $6,504,000 in aggregate principal amount at maturity of 2024 Notes pursuant to certain puts the Company agreed to accept on February 17, 2009. In consideration for the $19,278,000 in face value of 2024 Notes, we issued 94,269,420 shares of Common Stock.

On February 17, 2009, we entered into separate agreements with certain holders of our 2024 Notes to (i) exchange $83.7 million in aggregate principal amount at maturity of the 2024 Notes for an aggregate of $4.9 million in cash, 10.9 million shares of Common Stock, and $16.3 million in aggregate principal amount of the 2012 Notes. The issuance of the Common Stock and 2012 Notes in the exchange closed on February 25, 2009.

Prior to the transactions that occurred in February 2009 and described above, $52.1 million in aggregate principal amount at maturity of 2023 Notes and $120.4 million in aggregate principal amount at maturity of 2024 Notes were outstanding. In total, pursuant to the transactions described above, we retired $30.4 million face amount of 2023 Notes and $103.0 million face amount of 2024 Notes in exchange for $6.7 million in cash, 117.1 million shares of Common Stock and $17.2 million principal amount of 2012 Notes. $21.7 million in face value of the 2023 Notes was not put to the Company or otherwise repurchased and thus remains outstanding. The outstanding 2023 Notes may be put to the Company no earlier than June 16, 2013. $17.4 million in aggregate principal amount at maturity of the 2024 Notes was not put or otherwise repurchased and thus remains outstanding. Such outstanding 2024 Notes may be put to the Company no earlier than February 10, 2014. When the 2023 Notes and 2024 Notes become putable in June 2013 and February 2014, respectively, we have the right to elect to pay the purchase price in cash or shares of our Common Stock or in a combination of cash and shares of our Common Stock in accordance with the terms of the Indenture.

Kunpeng Airline

On February 26, 2009, we entered into an agreement with Shenzhen Airlines relating to Kunpeng Airlines. Under the agreement, Mesa will sell its interest in Kunpeng Airlines to Shenzhen or its nominee, outstanding aircraft lease payments owed by Kunpeng Airlines to Mesa will be settled and Mesa's lease of five CRJ-200 aircraft to Kunpeng Airlines will terminate pursuant to mutually acceptable definitive documentation. In total, Mesa will receive $4.5 million, which amount will be offset by Mesa's return of security deposits totaling $0.9 million. Based on the terms agreed to in the agreement, the Company will record a loss on equity method investment in the second quarter 2009. Although the parties expect to consummate the transactions contemplated by the agreement by mid-April 2009, no assurance can be given that the parties will close within such timeframe. We expect the Kunpeng aircrafts to be returned to the Company in April 2009.

Other Developments

Maintenance expense decreased $22.8 million, or 31.7%, to $49.2 million in the first quarter of fiscal 2009, from the same period in fiscal 2008. The decrease in maintenance is primarily due to a decrease in engine repair costs associated with the termination of power by the hour programs, and a decrease in expense associated with component contracts due to contract amendments. On a go forward basis, our maintenance expense will fluctuate based on actual cost incurred due to the termination of power by the hour programs.

In the first quarter of fiscal 2009, Mesa financed certain rotable spare parts in the amount of $2.9 million at an annual interest rate of 3.2% for 60 months. The first principal payment of $82,057 is due and payable on the 21st month. Interest will be accrued and added to the principal of the note for the first 20 months of the arrangement.

Also during the first quarter of fiscal 2009, Mesa paid $1.4 million to purchase approximately 9.5% of their outstanding Senior Convertible Notes due in 2023 and 2024 in the amount of $2.0 million and $7.6 million, respectively. The transaction after the payment of accrued interest, commissions and the write off of deferred debt issuance costs, resulted in a gain of $8.1 million which has been recorded in the Condensed Consolidated Statement of Operations, which are included elsewhere in this prospectus in gain on extinguishment of debt.

Fleet

Aircraft operating on:

Type of Aircraft	December 31, 2008	September 30, 2008	September 30, 2007	September 30, 2006
CRJ- 200/100 Regional Jet	43(1)(2)	49(1)	52	60
CRJ-700 Regional Jet	20	20	20	15
CRJ-900 Regional Jet	38	45	38	38
Embraer 145 Regional Jet	34(3)	34(3)	36	36
Beechcraft 1900D	-	-	20(4)	20
Dash-8	16	16	16	22
Total	151	164	182	191

(1) Includes five CRJ-200's currently subleased to Kunpeng Airlines.
(2) Includes two non-revenue generating operational spares.
(3) Two ERJ-0145 jets are currently being subleased to an unaffiliated airline, Trans States Airlines.
(4) These aircraft are associated with Air Midwest and are included within assets of discontinued operations.

Rotable Spare Parts Maintenance Agreements

In fiscal 2005, we entered into a ten-year agreement with AAR Corp. (the "AAR Agreement") for the management and repair of certain of our CRJ-200, -700, -900 and ERJ-145 aircraft rotable spare parts inventory. The agreement was completed in November 2005. Under the AAR agreement, AAR purchased certain of our existing rotable spare parts inventory for $39.5 million in cash and $21.5 million in notes receivable. As of September 2007, $6.5 million remained outstanding and was due by AAR to Mesa at various dates over the next 2 years.

On April 1, 2008, AAR and Mesa entered into an agreement to settle the remaining outstanding amounts. Under the agreement Mesa owed AAR an aggregate of $5.4 million and AAR was obligated to pay Mesa $6 million in connection with AAR's acquisition of parts inventory. The amounts were offset and debt extinguished.

Summary of Financial Results — Continuing Operations

During the first quarter of fiscal 2009, we recorded consolidated net income from continuing operations of $15.5 million, representing basic and diluted income per share from continuing operations of $0.56 and $0.46, respectively. This compares to a consolidated net loss from continuing operations of $2.8 million or $0.10 basic and diluted income per share in the first quarter of fiscal 2008. During fiscal 2008, Mesa recorded a consolidated net loss from continuing operations of $5.7 million, representing a basic and diluted loss per share of $0.21. This compares to a consolidated net loss from continuing operations of $71.5 million or $(2.31) per diluted share in fiscal 2007 and consolidated net income from continuing operations of $37.1 million or $0.91 per diluted share in fiscal 2006.

Approximately 96% of our passenger revenue during fiscal 2008, and 95.9% during the first quarter of fiscal 2009, was associated with revenue-guarantee code-share agreements. Under the terms of our revenue-guarantee code-share agreements, our major carrier partner controls the marketing, scheduling, ticketing, pricing and seat inventories. Our role is simply to operate our fleet in the safest and most reliable manner in exchange for fees paid under a generally fixed payment schedule. We receive a guaranteed payment based upon a fixed minimum monthly amount plus amounts related to departures and block hours flown in addition to direct reimbursement of expenses such as fuel, landing fees and insurance. Among other advantages, revenue-guarantee arrangements reduce our exposure to fluctuations in passenger traffic and fare levels, as well as fuel prices. The remaining passenger revenues are derived from our *go!* operations. In fiscal 2008 and during the first quarter of fiscal 2009, approximately 95.5% and 94.8%, respectively of our fuel purchases were reimbursed under revenue-guarantee code-share agreements.

Results of Continuing Operations

The following tables set forth selected operating and financial data of the Company for the periods indicated below.

	Operating Data				
	Three Months Ended December 31,		**Years Ended September 30,**		
	2008	**2007**	**2008**	**2007**	**2006**
Passengers	3,179,668	3,587,044	13,453,831	15,993,110	14,506,666
Available seat miles ("ASM") (000's)	1,730,437	2,120,137	8,027,966	8,996,959	8,980,470
Revenue passenger miles (000's)	1,327,409	1,550,131	6,020,008	6,879,624	6,777,016
Load factor	76.7%	73.1%	75.0%	76.5%	75.4%
Yield per revenue passenger mile (cents)	20.1	21.1	22.0	18.9	19.0
Revenue per ASM (cents)	15.4	15.4	16.5	14.4	14.3
Operating cost per ASM (cents)	14.2	15.4	16.4	15.2	13.2
Average stage length (miles)	373	398	403	392	433
Number of operating aircraft in fleet	151	183	159	162	171
Gallons of fuel consumed	33,411,870	41,455,546	154,814,813	201,526,868	205,593,333
Block hours flown	109,736	128,558	476,368	564,379	522,884
Departures	73,363	84,984	310,956	378,291	338,888

	OPERATING EXPENSE DATA					
	Three Months Ended December 31,					
	2008			**2007**		
	Costs per ASM (cents)		**% of Total Revenues**	**Costs per ASM (cents)**		**% of Total Revenues**
Flight operations	$	4.94	32.2%	$	4.41	28.7%
Fuel	$	4.54	29.6%	$	5.47	35.5%
Maintenance	$	2.84	18.5%	$	3.38	22.0%
Aircraft and traffic servicing	$	0.95	6.2%	$	0.93	6.0%
Promotion and sales	$	0.06	0.4%	$	0.04	0.2%
General and administrative	$	0.67	4.3%	$	0.71	4.6%
Depreciation and amortization	$	0.50	3.3%	$	0.45	2.9%
Total operating expenses	$	14.51	94.7%	$	15.40	100.0%
Interest expense	$	-0.47	-3.1%	$	(0.46)	-3.0%
Interest income	$	0.06	0.4%	$	0.12	0.8%
Gain on extinguishment of debt	$	0.47	3.1%	$	-	0.0%
Loss from equity method investment	$	0.07	0.5%	$	(0.05)	-0.3%
Other income (expense)	$	-0.03	-0.2%	$	0.18	1.2%

Note: numbers in table may not recalculate due to rounding

OPERATING EXPENSE DATA
Quarter Ended December 31,

	2008			2007		
	Amount (000s)	% of Total Net Revenues	Cost per ASM (cents)	Amount (000s)	% of Total Net Revenues	Cost per ASM (cents)
Flight operations	$ 85,492	32.2 %	4.9	$ 93,571	28.7%	4.4
Fuel	78,535	29.6%	4.5	115,919	35.5%	5.5
Maintenance	49,162	18.5%	2.8	72,010	22.0%	3.4
Aircraft and traffic servicing	16,489	6.2%	1.0	19,655	6.0%	0.9
Promotion and sales	1,120	0.4%	0.1	781	0.2%	-
General and administrative	11,508	4.3 %	0.7	14,992	4.6 %	0.8
Depreciation and amortization	8,718	3.3 %	0.5	9,587	2.9 %	0.5
Total operating expenses	251,024	94.7 %	14.5	326,515	100.0%	15.4
Interest expense	(8,186)	(3.1)%	(0.5)	(9,681)	(3.0)%	(0.5)
Interest income	1,109	0.4 %	0.1	2,600	0.8 %	0.1
Loss from equity method investments	1,235	0.5%	(0.7)	(1,052)	(0.3)%	(0.1)
Gain on extinguishment of debt	8,107	3.1 %	0.5	-	-	-
Other income (expense)	$ (477)	(0.2)%	(0.3)	$ 3,903	(1.2)%	(0.2)

OPERATING EXPENSE DATA
Years Ended September 30,

	2008			2007			2006		
	Amount (000s)	% of Total Net Revenues	Cost per ASM (cents)	Amount (000s)	% of Total Net Revenues	Cost per ASM (cents)	Amount (000s)	% of Total Net Revenues	Cost per ASM (cents)
Flight operations	$ 364,659	27.5 %	4.5	$ 382,504	29.5%	4.3	$ 368,023	28.6%	4.1
Fuel	517,907	39.1%	6.5	438,010	33.7%	4.9	446,788	34.8 %	5.0
Maintenance	262,868	19.8%	3.3	254,626	19.6%	2.8	213,317	16.6%	2.4
Aircraft and traffic servicing	76,284	5.8%	1.0	82,248	6.3%	0.9	72,615	5.7%	0.8
Promotion and sales	4,682	0.4%	0.1	3,605	0.3%	-	1,990	0.2%	-
General and administrative	83,115	6.3 %	1.0	71,818	5.5 %	0.8	56,940	4.4 %	0.6
Depreciation and amortization	37,674	2.8 %	0.5	39,354	3.0 %	0.4	34,939	2.7 %	0.4
Loss contingency	(31,265)	(2.4)%	(0.4)	86,870	6.7 %	1.0	-	-	-
Bankruptcy and vendor settlements	(27)	0.0 %	-	434	(0.0)%	-	(12,098)	(0.9)%	(0.1)
Impairment and restructuring charges (credits)	209	0.0 %	-	12,367	1.0 %	0.1	-	-	-
Total operating expenses	1,316,106	99.2 %	16.4	1,371,836	105.7%	15.2	1,182,514	92.0%	13.2
Interest expense	(36,081)	(2.7)%	(0.4)	(39,380)	(3.0)%	(0.4)	(34,209)	(2.7)%	(0.4)
Interest income	6,511	0.5 %	0.1	14,314	1.1 %	0.2	12,076	0.9 %	0.1
Loss from equity method investments	(5,446)	(0.4)%	(0.1)	(3,868)	(0.3)%	-	(2,490)	(0.2)%	-
Gain on extinguishment of debt	14,680	1.1 %	0.2						-
Other income (expense)	$ 8,919	(0.7)%	0.1	$ (6,216)	(0.5)%	(0.1)	$ (15,824)	(1.2)%	(0.2)

FINANCIAL DATA BY OPERATING SEGMENT

Three Months Ended **December 31, 2008 (000s)**	Mesa/ Freedom		*go!*		Other		Elimination		Total	
Total net operating revenues	$	253,958	$	11,596	$	49,738	$	(50,169)	$	265,123
Total operating expenses		235,254		10,703		47,9840		(42,917)		251,024
Operating income (loss)	$	18,704	$	893	$	1,754	$	(7,252)	$	14,099
Three Months Ended **December 31, 2007(000s)**										
Total net operating revenues	$	320,789	$	6,167	$	56,957	$	(57,321)	$	326,592
Total operating expenses		315,373		12,749		47,777		(49,384)		326,515
Operating income (loss)	$	5,416	$	(6,582)	$	9,181	$	(7,937)	$	77
Year Ended **September 30, 2008 (000s)**										
Total net operating revenues	$	1,283,923	$	43,718	$	207,178	$	(208,708)	$	1,326,111
Total operating expenses		1,261,837		73,681		161,070		(180,482)		1,316,106
Operating income (loss)	$	22,086	$	(29,963)	$	46,108	$	(28,225)	$	10,005
Year Ended **September 30, 2007 (000s)**										
Total net operating revenues	$	1,278,239	$	25,654	$	274,320	$	(280,149)	$	1,298,064
Total operating expenses		1,245,422		39,587		328,569		(241,742)		1,371,836
Operating income (loss)	$	32,817	$	(13,933)	$	(54,249)	$	(38,407)	$	(73,772)
Year Ended **September 30, 2006 (000s)**										
Total net operating revenues	$	1,272,206	$	9,165	$	247,474	$	(243,942)	$	1,284,903
Total operating expenses		1,168,390		15,010		209,381		(210,267)		1,182,514
Operating income (loss)	$	103,816	$	(5,845)	$	38,093	$	(33,675)	$	102,389

Quarter Ended December 31, 2008 Versus the Quarter Ended December 31, 2007

Operating Revenues

In the quarter ended December 31, 2008, net operating revenue decreased $61.5 million, or 18.8%, to $265.1 million from $326.6 million for the quarter ended December 31, 2007. Contract revenue decreased $66.4 million, or 20.9%, driven primarily by a $38.2 million or 33.9% decrease in fuel reimbursement revenue and a 10.4% reduction in aircraft in service.

Operating revenues for *go!* increased $5.4 million as a result of a 65.4% increase in average fares and an 11.3% increase in passengers. Freight and other revenue increased by $0.5 million primarily due to excess baggage revenue.

Operating Expenses

Flight Operations

In the quarter ended December 31, 2008, flight operations expense decreased $8.1 million, or 8.6%, to $85.5 million from $93.6 million for the quarter ended December 31, 2007. On an ASM basis, flight operations expense increased 11.9% to 4.9 cents per ASM in the quarter ended December 31, 2008 from 4.4 cents per ASM in the quarter ended December 31, 2007. The decrease in flight operations expense is primarily driven by a $6.1 million decrease in wages and employee related expenses. Additionally, there was a net $1.2 million decrease in aircraft and aircraft related lease expense due to a decrease in the number of aircraft leased year-over-year as well as a shift of aircraft types within our fleet. Flight simulator lease expense decreased $1.0 million due to a decrease in pilot training.

Fuel

In the quarter ended December 31, 2008, fuel expense decreased by $37.4 million, or 32.3%, to $78.5 million from $115.9 million for the quarter ended December 31, 2007. On an ASM basis, fuel expense decreased 17.0% to 4.5 cents per ASM in the quarter ended December 31, 2008 from 5.5 cents per ASM in the quarter ended December 31, 2007. Average fuel cost per gallon decreased $0.44, to an average of $2.35 per gallon for the quarter ended December 31, 2008 from an average of $2.79 per gallon for the quarter ended December 31, 2007. The cost per gallon decrease resulted in a $14.8 million favorable price variance, of which $0.6 million was related to *go!*. The reduction in gallons of fuel purchased in the quarter ended December 31, 2008 resulted in a $22.6 million favorable volume variance. The volume decrease is primarily due to a direct supply agreement with United Airlines that now includes fifteen (including 11 new stations since December 31, 2007) stations. In the quarter ended December 31, 2008, approximately 94.8% of our fuel costs were reimbursed by our code-share partners.

In most cases under our code-share arrangements, the Company is contractually responsible for procuring the fuel necessary to conduct its operations, and fuel costs are then passed through to code-share partners via weekly invoicing. The United Code-Share Agreement contains an option that allows United to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that Mesa operates for United. United has now exercised this option at fifteen of the stations we operate, and as a result we no longer incur raw fuel expense but do recognize fuel pass-through revenue and expense for the into-plane fees for these fifteen United stations.

Maintenance

In the quarter ended December 31, 2008, maintenance expense decreased $22.8 million, or 31.7%, to $49.2 million from $72.0 million for the quarter ended December 31, 2007. On an ASM basis, maintenance expense decreased 16.4% to 2.8 cents per ASM in the quarter ended December 31, 2008 from 3.4 cents per ASM in the quarter ended December 31, 2007. The decrease in maintenance is primarily due to a $16.3 million decrease in engine repair cost associated with the termination of power by the hour programs, a $3.5 million decrease in component contracts due to a contract amendment, and a decrease of $1.8 million in wages and overtime due to decreased headcount. Heavy maintenance decreased $1.3 million due to reduced volume. On a go forward basis our maintenance expense will fluctuate based on actual cost incurred due to the termination of power by the hour programs.

Aircraft and Traffic Servicing

In the quarter ended December 31, 2008, aircraft and traffic servicing expense decreased by $3.2 million, or 16.1%, to $16.5 million from $19.7 million for the quarter ended December 31, 2007. On an ASM basis, aircraft and traffic servicing expense increased 2.8% to 1.0 cent per ASM in the quarter ended December 31, 2008 from 0.9 cents in the quarter ended December 31, 2007. This decrease is related to a $3.8 million decrease in our code-share operations, offset by an increase of $0.7 million related to our *go!* operations.

Promotion and Sales

In the quarter ended December 31, 2008, promotion and sales expense increased by $0.3 million, or 43.3%, to $1.1 million from $0.8 million for the quarter ended December 31, 2007. The increase is primarily due to an increase in advertising expenses, which includes credit card and booking fees and travel agent commissions. This increase was driven by an increase in passengers due to additional capacity. These expenses relate primarily to our *go!* operations. We do not pay promotion and sales expenses under our code-share agreements.

General and Administrative

In the quarter ended December 31, 2008, general and administrative expense decreased $3.5 million, or 23.2%, to $11.5 million from $15.0 million for the quarter ended December 31, 2007. The decrease is primarily due to a $2.2 million decrease in legal expenses resulting from decreased legal activities in our *go!* operation, and a $2.1 million decrease in property and sales taxes. Freight and other expenses decreased by $0.5 million, and utilities expenses decreased by $0.3 million resulting from improved telephone and data lines contracts. These decreases were partially offset by a $0.9 million increase in administrative expenses, and a $0.5 million increase in lease expenses.

Depreciation and Amortization

In the quarter ended December 31, 2008, depreciation and amortization expense decreased $0.9 million, or 9.1%, to $8.7 million from $9.6 million for the quarter ended December 31, 2007. The decrease was primarily driven by the cessation of depreciation on fully depreciated equipment.

Interest Expense

In the quarter ended December 31, 2008, interest expense decreased $1.5 million, or 15.4%, to $8.2 million from $9.7 million for the quarter ended December 31, 2007. This decrease is largely attributable to lower aircraft interest rates and fewer aircraft in the fleet, which significantly reduced the total aircraft interest.

Interest Income

In the quarter ended December 31, 2008, interest income decreased $1.5 million, or 57.3%, to $1.1 million from $2.6 million for the quarter ended December 31, 2007. The decrease in the Company's interest income was due to a combination of lower interest rates and lower balances of cash, cash equivalents, restricted cash and marketable securities. At December 31, 2008, the total balance of cash, cash equivalents, restricted cash, and marketable securities was $64.0 million, which was $121.5 million less than the approximate $188.2 million balance at December 31, 2007.

Gain on Extinguishment of Debt

During the quarter ended December 31, 2008 the Company purchased certain 2023 Notes and 2024 Notes at a substantial discount and recorded a gain of approximately $8.1 million.

Income from Equity Method Investments

In the quarter ended December 31, 2008, income from equity method investments increased $2.3 million, to income of $1.2 million from a loss of $1.1 million for the quarter ended December 31, 2007. The increase is primarily due to recognizing income for our share of our investment in a closely held airline related business in the quarter ended December 31, 2008 as compared to recognizing our share of losses in the quarter ended December 31, 2007. This positive variance was partially offset by recognizing income for our share of our investment in Kunpeng Airlines in the quarter ended December 31, 2007.

Other Income (Expense)

In the quarter ended December 31, 2008, other income decreased $4.4 million to an expense of $0.5 million from income of $3.9 million for the quarter ended December 31, 2007. The decrease in income is primarily attributable to the following: net realized gains from the sales of investment securities decreased $0.4 million, unrealized gains on investment securities decreased $3.5 million, and other net gains decreased $0.3 million.

Income Taxes

In the quarter ended December 31, 2008, our effective tax rate decreased to 2.4% from 33.6% for the quarter ended December 31, 2007. The decrease in our effective tax rate is primarily due to the fact that Mesa has fully valued the deferred taxes, the estimated profit this quarter, which would be offset by net operating loss carryforwards, would systematically adjust the amount of valuation allowance recorded against the net operating loss carryforwards. This in turns leaves only the state taxes on stand-alone jurisdictions affecting tax expense.

With the issuance of a significant number of shares of Common Stock in the second quarter of fiscal 2009, it is probable that this will trigger a Section 382 limitation on the utilization of the Company's NOLs. This will have a material impact on the Company's financial statements.

Internal Revenue Code Section 382 rules apply to limit a corporation's ability to utilize existing net operating loss carryforwards once the corporation experiences an ownership change as defined in the rules of Section 382. Generally, an ownership change occurs when within a span of 36 months, there is an increase in the stock ownership by one or more shareholders of more than 50 percentage points. If the Company should incur an ownership change or significant equity event in the future, the Company may be limited to an annual limitation on the use of its net operating loss carryforwards. Management is currently evaluating the impact this will have on the Company's financial statements.

Discontinued Operations

In the fourth quarter of fiscal 2007, we committed to a plan to sell Air Midwest or certain of Air Midwest's assets. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and began to take the necessary steps to exit the Essential Air Service ("EAS") markets that we serve. As of June 30, 2008 the Company has exited all remaining markets, including EAS. For all periods presented, we reclassified operating results of the Air Midwest turboprop operation to loss from discontinued operations. All assets and liabilities associated with discontinued operations were reclassified to the balance sheet captions "Assets of discontinued operations" and "Liabilities of discontinued operations," respectively, in our consolidated financial statements, which are included elsewhere in this prospectus.

Net loss from discontinued operations for the quarter ended December 31, 2008 was $0.2 million, compared to a loss from discontinued operations of $1.4 million for the quarter ended December 31, 2007. The decrease in net losses from discontinued operations for the comparative year-over-year periods is primarily attributable to Air Midwest's operations ceasing as of June 30, 2008.

Only interest expense directly associated with the debt outstanding in connection with the owned aircraft is included in discontinued operations. No general overhead or interest expense not directly related to the Air Midwest turboprop operation has been included within discontinued operations.

The Company continued to market the remaining 20 Beechcraft 1900D aircraft during the first quarter of 2009. The Company has concluded that the fair value of the remaining 20 aircraft is equal to or greater than the carrying value at December 31, 2008.

FY 2008 Versus FY 2007

Operating Revenues

In the year ended September 30, 2008, net operating revenue increased $28.0 million, or 2.2%, to $1.33 billion from $1.30 billion for the year ended September 30, 2007. Contract revenue decreased $17.1 million, or 1.3%, driven primarily by reduced aircraft in service, including the elimination of our Delta Dash-8 operation at JFK International Airport, which had contributed $32.0 million of revenue in the year ended September 30, 2007. This decrease was partially offset by fuel rates which increased $64.4 million or 15.1%.

Operating revenues for *go!* increased $18.1 million as a result of a 48.7% increase in average fares and a 10.0% increase in passengers. Freight and other revenue increased by $2.5 million primarily due to sublease income from our Chinese joint venture. Net operating revenue in the year ended September 30, 2007 was negatively impacted by a ($25.3) million charge for impairment of contract incentives.

Operating Expenses

  Flight Operations

In the year ended September 30, 2008, flight operations expense decreased $17.8 million, or 4.7%, to $364.7 million from $382.5 million for the year ended September 30, 2007. On an ASM basis, flight operations expense increased 6.8% to 4.5 cents per ASM in the year ended September 30, 2008 from 4.3 cents per ASM in the year ended September 30, 2007. Due to certain fixed components included within flight operations, the Company was not able to reduce expenses at the same rate as ASM's decreased, resulting in the inverse relationship between the expense decrease and the increase on a per ASM basis. The decrease is primarily driven by a $9.3 million decrease in wages and employee related expenses. Additionally, there was a net $8.3 million decrease in aircraft and aircraft related lease expense due to a decrease in the number of aircraft leased year-over-year as well as a shift of aircraft types within our fleet.

  Fuel

In the year ended September 30, 2008, fuel expense increased by $79.9 million or 18.2%, to $517.9 million from $438.0 million for the year ended September 30, 2007. On an ASM basis, fuel expense increased 32.5% to 6.5 cents per ASM in the year ended September 30, 2008 from 4.9 cents per ASM in the year ended September 30, 2007. Average fuel cost per gallon increased $1.16, to an average of $3.34 per gallon for the year ended September 30, 2008 from an average of $2.18 per gallon for the year ended September 30, 2007. The cost per gallon increase resulted in a $179.5 million unfavorable price variance, of which $8.3 million related to *go!*. The unfavorable price variance was partially offset by a decrease in the gallons of fuel purchased in the year ended September 30, 2008, which resulted in a $99.8 million favorable volume variance. The volume decrease is primarily due to a direct supply agreement with United Airlines at fifteen (including 2 large) stations. In the year ended September 30, 2008, approximately 94.8% of our fuel costs were reimbursed by our code-share partners.

In most cases under our code-share arrangements, the Company is contractually responsible for procuring the fuel necessary to conduct its operations, and fuel costs are then passed through to code-share partners via weekly invoicing. The United Code-Share Agreement contains an option that allows United to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that Mesa operates for United. United has now exercised this option at fifteen of the stations we operate, and as a result we no longer incur raw fuel expense but do recognize the related fuel pass-through revenue for the into-plane fees for these fifteen United stations.

Maintenance

In the year ended September 30, 2008, maintenance expense increased $8.2 million, or 3.2%, to $262.9 million from $254.6 million for the year ended September 30, 2007. On an ASM basis, maintenance expense increased 15.7% to 3.3 cents per ASM in the year ended September 30, 2008 from 2.8 cents per ASM in the year ended September 30, 2007. The increase in maintenance is primarily due to a $25.5 million increase in engine repair cost associated with the termination of power by the hour programs and lease returns. This increase was partially offset with a decrease in heavy maintenance of $8.9 million due to a new heavy maintenance contract and cancellation of base maintenance contracts, $3.0 million decrease in expendable parts, primarily volume driven, $2.1 million decrease in component repair due to new contracts, and a $1.5 million decrease in freight due to reduced contract rates and the use of two and three day shipping in place of overnight. Wages, overtime, and wage related expenses decreased $2.5 million due to a decrease in headcount and tight controls on overtime.

Aircraft and Traffic Servicing

In the year ended September 30, 2008, aircraft and traffic servicing expense decreased by $6.0 million, or 7.3%, to $76.3 million from $82.2 million for the year ended September 30, 2007. On an ASM basis, aircraft and traffic servicing expense increased 3.9% to 1.0 cent per ASM in the year ended September 30, 2008 from 0.9 cents per ASM in the year ended September 30, 2007. This decrease is related to a $7.9 million decrease from our code-share operations, offset by an increase of $1.9 million related to our *go!* operations.

Promotion and Sales

In the year ended September 30, 2008, promotion and sales expense increased by $1.1 million, or 29.9%, to $4.7 million from $3.6 million for the year ended September 30, 2007. The increase is primarily due to an increase in credit card and booking fees. This increase was driven by an increase in passengers, due to additional capacity and increased number of passengers. These expenses relate primarily to our *go!* operations. We do not pay promotion and sales expenses under our revenue-guarantee contracts.

General and Administrative

In the year ended September 30, 2008, general and administrative expense increased $11.3 million, or 15.7%, to $83.1 million from $71.8 million for the year ended September 30, 2007. The increase is primarily due to a $3.9 million increase in flight completion factor penalties involving our code-share partners, a $1.8 million increase in bad debt, and a $0.7 million increase in software expenses. Legal expenses increased by $5.7 million due to litigation involving *go!*, Freedom Airlines, and our Chinese joint venture. Outside services increased by $3.0 million due to professional consulting expenses, auditing fees, and other outside services. Offset by, a $3.3 million decrease in wages and benefits due to an overall decrease in bonuses and executive wages in fiscal 2008 versus fiscal 2007.

Loss Contingency and Settlement of Lawsuit

On October 30, 2007, the United States Bankruptcy Court for the District of Hawaii found that the Company had violated the terms of a confidentiality agreement with Hawaiian Airlines and awarded Hawaiian Airlines $80.0 million in damages and ordered the Company to pay Hawaiian Airlines' cost of litigation, reasonable attorneys' fees and interest. The Company filed a notice of appeal to this ruling in November 2007 and posted a $90.0 million bond pending the outcome of this litigation. As a result, the Company recorded $86.9 million as a charge to the statement of operations in the fourth quarter of fiscal 2007. On April 29, 2008 the Company reached a settlement with Hawaiian Airlines. While admitting no fault, the Company agreed to pay $52.5 million to Hawaiian Airlines. As a result of the settlement, the Company recorded a $34.1 million credit to the statement of operations in the second quarter of fiscal 2008. The $34.1 million credit is net of $0.3 million in fees incurred related to the bond.

On January 9, 2007, Aloha Airlines filed suit against Mesa in the United States District Court for the District of Hawaii. The complaint sought damages and injunctive relief. Aloha Airlines alleged that Mesa's inter-island air fares were below cost and that Mesa was violating specific provisions of the Sherman Act. Aloha Airlines also alleged breach of contract and fraud by Mesa in connection with two confidentiality agreements, one entered into in

2005 and the other in 2006. Mesa denied any attempt at monopolization of the inter-island market and further denied any improper use of the data furnished by Aloha Airlines while Mesa was considering a bid for Aloha Airlines during its bankruptcy proceedings. On November 28, 2008, Mesa entered into a settlement and release agreement (the "Settlement Agreement"), effective as of November 28, 2008, with Yucaipa, which purchased the Aloha Airlines suit in the bankruptcy case. The Settlement Agreement fully and finally settles all issues and disputes that were raised, or could have been raised, by Yucaipa, Mesa, or Aloha Airlines in connection with the action. Pursuant to the Settlement Agreement, Yucaipa will fully and finally released Mesa and its affiliates, and Mesa will fully and finally released Yucaipa and its affiliates, from all past, present or future claims related to the action, including all claims unknown at the time of execution of the Settlement Agreement, and/or arising out of certain non-disclosure agreements and Mesa's introduction of flight service into the Hawaiian inter-island market. In consideration for Yucaipa's release, Mesa issued approximately 2.7 million shares of its Common Stock to Yucaipa and made a cash payment of $2.0 million to Yucaipa. In September 2008, $2.8 million was recorded for the Aloha Airlines settlement, which was 2.7 million shares at $0.31 per share. For more information regarding the terms of our settlement with Yucaipa, see "Business—Legal Proceedings."

Depreciation and Amortization

In the year ended September 30, 2008, depreciation and amortization expense decreased $1.7 million, or 4.3%, to $37.7 million from $39.4 million for the year ended September 30, 2007. Although expenses associated with aircraft rotables increased by 23.0%, they were mostly offset by the cessation of depreciation on fully depreciated equipment as well as impairments, which significantly effected aircraft enhancements, aircraft depreciation, and equipment.

Bankruptcy and Vendor Settlements

In the year ended September 30, 2008, there was essentially no activity related to bankruptcy settlements. In the year ended September 30, 2008, the Company received 1,935 shares of US Airways Common Stock from its bankruptcy claim against US Airways, Inc. prior to its merger with America West Airlines ("Pre-Merger US Airways"). The Company sold the stock for $26,780. For the year ended September 30, 2007, the Company received approximately 48,000 shares of US Airways Common Stock as part of the Company's bankruptcy claim against Pre-Merger US Airways. The Company sold these shares for $2.4 million, which was offset by a $2.9 million expense in the third quarter of fiscal 2007 for an AAR component repair contract settlement.

Impairments

In fiscal 2008, in accordance with FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company recorded an impairment charge of $0.2 million related to the Midway inventory where the fair value was found to be less than the carrying value of the long-lived assets. In fiscal 2007, the Company recorded an impairment charge of $12.4 million related to leasehold improvements pertaining to certain aircraft under the United and Delta code-share agreements where the gross undiscounted cash flows related to long-lived assets was computed and found to be less than the carrying value of the long-lived assets.

Interest Expense

In the year ended September 30, 2008, interest expense decreased $3.3 million, or 8.4%, to $36.1 million from $39.4 million for the year ended September 30, 2007. This decrease is largely attributable to lower aircraft interest rates and fewer aircraft in the fleet, which significantly reduced the total aircraft interest. Additionally, there was a decrease in convertible notes, which were $101.0 million in fiscal 2008 compared to $137.8 million in fiscal 2007 thereby decreasing the Company's interest expense.

Interest Income

In the year ended September 30, 2008, interest income decreased $7.8 million, or 54.5%, to $6.5 million from $14.3 million for the year ended September 30, 2007. The decrease in the Company's interest income was due to a combination of lower interest rates and lower balances of cash, cash equivalents, restricted cash and marketable securities. At September 30, 2008, the total balance of cash, cash equivalents, restricted cash, and marketable securities was $64.9 million, which was $143.7 million less than the approximate $208.6 million balance at September 30, 2007.

Gain on Extinguishment of Debt

In the year ended September 30, 2008 the Company recognized gains on the extinguishment of debt of $14.7 million. During the quarter ended March 31, 2008 the Company purchased certain senior convertible notes due in February 2024 at a substantial discount and recorded a gain of approximately $7.4 million. In the quarter ended June 30, 2008, the Company recognized gains of $7.3 million related to the early retirement of certain senior convertible notes due in June 2023 (approximately $1.5 million) and the sale of 14 Beechcraft 1900D aircraft to Raytheon and the retirement of the associated debt on these aircraft resulting in a gain of approximately $5.8 million.

Loss from Equity Method Investments

In the year ended September 30, 2008, loss from equity method investments increased $1.5 million, to a loss of $5.4 million from a loss of $3.9 million for the year ended September 30, 2007. The increase in losses is primarily due to recognizing a greater loss for our share of our investment in a closely held airline related business in the year ended September 30, 2008 as compared to the year ended September 30, 2007, and a write-down of $0.8 million in the second quarter of fiscal 2008 related to our investment in a closely held emerging markets payment processing related business due to the improbability of recovering our investment. Additionally the Company recognized our share of losses on our investment in Kunpeng Airlines and the write down of our investment in Kunpeng Airlines in the third quarter of fiscal 2008 of $1.3 million.

Other Income (Expense)

In the year ended September 30, 2008, other income increased $15.1 million to income of $8.9 million from an expense of $6.2 million for the year ended September 30, 2007. In the third quarter of fiscal 2008 a $2.1 million gain from the termination of our sublease agreement with Big Sky was recorded. Additionally, net realized gains from the sales of investment securities increased $8.0 million in fiscal 2008, unrealized losses on investment securities decreased $3.6 million in fiscal 2008, and other net gains increased $1.4 million.

Income Taxes

In fiscal 2008, our effective tax rate changed from 34.3% for fiscal 2007 to (306.2)%. The change in our effective tax rate is primarily due to the increase in the valuation allowance on federal and state net operating loss carry forwards of $10.5 million. As of September 30, 2008, we continue to evaluate the deferred tax assets and liabilities and our ability to realize on a go-forward basis.

Results of Discontinued Operations

In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain assets therein. Air Midwest consisted of Beechcraft 1900D turboprop operations, which included our independent Mesa operations, Midwest Airlines and US Airways code-share operations. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and on or before June 30, 2008 exited all of its Essential Air Service ("EAS") markets. All assets and liabilities, results of operations, and other financial and operational data associated with these assets have been presented in the accompanying consolidated financial statements as discontinued operations separate from continuing operations, unless otherwise noted. For all periods presented, we reclassified operating results of the Air Midwest turboprop operations to loss from discontinued operations. See Note 2 to the consolidated financial statements included elsewhere in this prospectus regarding discontinued operations.

Loss from discontinued operations for fiscal 2008 was $23.4 million, compared to a loss from discontinued operations of $10.0 million for fiscal 2007. The increase in net loss from discontinued operations in fiscal 2008 was due primarily to a decrease in revenue that was not proportional to the decrease in expense due to Air Midwest ceasing operations as of June 30, 2008. In accordance with SFAS No. 144, the Company continually considers events or changes in circumstances that indicate the carrying amount of a long-term asset may not be recoverable.

During the third quarter the Company sold 14 of its 34 Beechcraft 1900D aircraft. In connection with these negotiations and in preparation for marketing the remaining 20 Beechcraft 1900D aircraft, the Company concluded that the fair value of the remaining 20 aircraft was less than the carrying value and therefore recorded an impairment charge of $9.1 million during the quarter ended March 31, 2008. The impairment charge is included within loss from discontinued operations in the condensed consolidated statement of operations.

Fiscal 2007 Versus Fiscal 2006

Operating Revenues

In fiscal 2007, net operating revenue remained relatively unchanged at $1.3 billion for fiscal 2007 and fiscal 2006. Although contract revenue increased by $21.6 million, total operating revenues remained relatively unchanged in fiscal 2007 as compared to fiscal 2006. During the second quarter of fiscal 2007 the Company evaluated the recoverability of certain long-term assets which resulted in an impairment charge of $37.7 million. A portion of that charge, $25.3 million, related to certain contract incentives that had previously been paid to United and were reflected against gross revenue in the Statements of Operations. Operating revenues for *go!* increased $16.3 million, or 179.3%, primarily due to fiscal 2007 including twelve months of operations at *go!,* as compared to four months in fiscal 2006.

Operating Expenses

Flight Operations

In fiscal 2007, flight operations expense increased $14.5 million, or 3.9%, to $382.5 million from $368.0 million for fiscal 2006. On an ASM basis, flight operations expense increased 4.9% to 4.3 cents per ASM in fiscal 2007 from 4.1 cents per ASM in fiscal 2006. The increase is driven by incremental employee related expenses of approximately $13.0 million, which is primarily due to our Delta Dash-8 operation at JFK. In addition there was an increase due to *go!* results including twelve months of operations in fiscal 2007*,* as compared to four months in fiscal 2006.

Fuel

In fiscal 2007, fuel expense decreased by $8.8 million or 2.0%, to $438.0 million from $446.8 million for fiscal 2006. On an ASM basis, fuel expense decreased 2.0% to 4.9 cents per ASM in fiscal 2007 from 5.0 cents per ASM in fiscal 2006. Fuel cost per gallon in fiscal 2007 remained constant at $2.17 per gallon. The amount of fuel purchased in fiscal 2007 decreased resulting in an $8.8 million favorable volume variance. This decrease is due to a new direct supply agreement with United Airlines at three large stations. In fiscal 2007, approximately 97% of our fuel costs were reimbursed by our code-share partners.

Maintenance

In fiscal 2007, maintenance expense increased $41.3 million, or 19.4%, to $254.6 million from $213.3 million for fiscal 2006. On an ASM basis, maintenance expense increased 16.7% to 2.8 cents per ASM in fiscal 2007 from 2.4 cents per ASM in fiscal 2006. The increase in maintenance expense is primarily due to incremental costs of approximately $17.3 million related to changes in maintenance contracts and additional component repair, and aircraft heavy maintenance expense of approximately $19.3 million related to the aging CRJ-200 and Dash-8 fleet. Maintenance expense also increased as a result of increased headcount and the fact that *go!* included twelve months of operations in fiscal 2007 as compared to four months in fiscal 2006.

Aircraft and Traffic Servicing

In fiscal 2007, aircraft and traffic servicing expense increased by $9.6 million, or 13.3%, to $82.2 million from $72.6 million for fiscal 2006. On an ASM basis, aircraft and traffic servicing expense increased 13.1% to 0.9 cents per ASM in fiscal 2007 from 0.8 cents per ASM in fiscal 2006. Aircraft and traffic servicing related to our code-share operations increased $4.9 million, which is primarily due to incremental operations under the Delta contract in 2007 as compared to fiscal 2006. This increase is entirely reimbursed by our contract partner Delta, as it consists of passenger related costs, rents and landings. Aircraft and traffic servicing expenses at go! increased by $4.7 million, which is due to go! including twelve months of operations for fiscal 2007 as compared to four months in fiscal 2006.

Promotion and Sales

In fiscal 2007, promotion and sales expense increased by $1.6 million, or 81.2%, to $3.6 million from $2.0 million for fiscal 2006. The increase is due to *go!* results including twelve months of operations in fiscal year 2007 as compared to four months in fiscal 2006. We do not pay promotion and sales expenses under our regional jet revenue-guarantee contracts.

General and Administrative

In fiscal 2007, general and administrative expense increased $14.9 million, or 26.1%, to $71.8 million from $56.9 million for fiscal 2006. The increase is primarily related to bad debt expense, wages and legal expenses. Fiscal 2006 bad debt expense was reduced by the receipt of $7.2 million related to the Pre-Merger US Airways bankruptcy that was previously reserved and other items that were established in fiscal 2005. Wages increased in various corporate departments and legal expenses increased due to litigation involving *go!* and the start-up of the Chinese joint venture, Kunpeng Airlines.

Depreciation and Amortization

In fiscal 2007, depreciation and amortization expense increased $4.4 million, or 12.6%, to $39.4 million from $34.9 million for fiscal 2006. The increase was primarily due to the addition of three CRJ-700 aircraft during the second quarter of 2007, as well as a full years' depreciation on aircraft purchased in fiscal 2006. In addition, depreciation and amortization increased due to *go!* results including twelve months of operations in fiscal year 2007 as compared to four months in fiscal 2006.

Loss Contingency

On October 30, 2007, the United States Bankruptcy Court for the District of Hawaii found that the Company had violated the terms of a confidentiality agreement with Hawaiian Airlines and awarded Hawaiian Airlines $80.0 million in damages and ordered the Company to pay Hawaiian Airlines' cost of litigation, reasonable attorneys' fees and interest. The Company filed a notice of appeal to this ruling in November 2007 and posted a $90.0 million bond pending the outcome of this litigation. As a result, the Company recorded $86.9 million as a charge to the Statements of Operations in the fourth quarter of fiscal 2007.

Bankruptcy and Vendor Settlements

In fiscal 2007, the Company received approximately 48,000 shares of US Airways Common Stock as part of our bankruptcy claim against Pre-Merger US Airways and recognized an approximate $2.4 million benefit, as compared to a $12.1 million benefit based on shares of US Airways Common Stock received in fiscal 2006. In fiscal 2007, the $2.4 million benefit in bankruptcy settlement was offset by approximately $2.9 million for an AAR component repair contract settlement.

Impairment and Restructuring Charges

In fiscal 2007, in accordance with FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company recorded an impairment charge of $12.4 million (which was in addition to the $25.3 million noted above) related to leasehold improvements pertaining to certain aircraft under the United and Delta code-share agreements where the gross undiscounted cash flows related to long-lived assets was computed and found to be less than the carrying value of the long-lived assets. There was no such impairment charges in the year ended September 30, 2006.

Interest Expense

In fiscal 2007, interest expense increased $5.2 million, or 15.1%, to $39.4 million from $34.2 million for fiscal 2006. Approximately one-half of this increase is due to higher average outstanding debt balances in fiscal 2007 as compared to fiscal 2006. The remainder of the increase is due to a higher variable rate portion of interest on our long-term debt.

Interest Income

In fiscal 2007, interest income increased $2.2 million, or 18.5%, to $14.3 million from $12.1 million for fiscal 2006. The increase is due to higher rates of return on our outstanding cash and cash equivalents and portfolio of marketable securities.

Loss from Equity Method Investments

In fiscal 2007, loss from equity method investments increased $1.4 million to $3.9 million from $2.5 million for fiscal 2006. The increase is due to our proportional share of losses on our investment in Kunpeng Airlines, which did not begin revenue generating activities until the end of fiscal 2007, our share of losses related to fiscal 2007 investment in the preferred shares of a closely held emerging markets payment processing related business, and losses associated with our 2006 investment in the Common Stock and notes of a closely held airline related business.

Other Income (Expense)

In fiscal 2007, other income (expense) decreased $9.6 million to ($6.2) million from ($15.8) million for fiscal 2006. The decrease is primarily due to $13.1 million in debt conversion expenses in fiscal 2006 that did not recur in fiscal 2007, partially offset by unrealized losses on investment securities.

Income Taxes

In fiscal 2007, our effective tax rate decreased from 40.1% for fiscal 2006 to 34.3%. The decrease in our effective tax rate is primarily due to the rate impact of the inverse relationship of operating losses and non-deductible items as well as increased valuation allowances and state-only tax items.

Results of Discontinued Operations

In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain assets therein. Air Midwest consisted of Beechcraft 1900D turboprop operations, which included our independent Mesa operations, Midwest Airlines and US Airways code-share operations. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and on or before June 30, 2008 exited all of its Essential Air Service ("EAS") markets. All assets and liabilities, results of operations, and other financial and operational data associated with these assets have been presented in the accompanying consolidated financial statements as discontinued operations separate from continuing operations, unless otherwise noted. For all periods presented, we reclassified operating results of the Air Midwest turboprop operations to loss from discontinued operations. See Note 2 to the consolidated financial statements included elsewhere in this prospectus regarding discontinued operations.

Loss from discontinued operations for fiscal 2007 was $10.0 million, compared to a loss from discontinued operations of $3.1 million for fiscal 2006. The increase in net loss from discontinued operations in fiscal 2007 was due to increased maintenance costs and engine overhauls. Only interest expense directly associated with the debt outstanding in connection with the owned aircraft is included in discontinued operations. No general overhead or interest expense not directly related to the Air Midwest turboprop operation has been included within discontinued operations. The carrying value of all assets and liabilities of the discontinued operation approximated fair market value, therefore no adjustments related thereto have been recorded. In addition, no costs associated with exit or disposal activities as contemplated by SFAS No. 146 have been recorded.

Liquidity and Capital Resources

Sources and Uses of Cash

At December 31, 2008, the Company had cash, cash equivalents, and marketable securities (including current and noncurrent restricted cash) of $64.0 million (including $13.6 million of restricted cash), compared to $64.9 million (including $13.9 million of restricted cash) at September 30, 2008. Our cash and cash equivalents and marketable securities are intended to be used for working capital and capital expenditures.

Sources of cash for the quarter ended December 31, 2008 included $12.1 million provided from operations, due primarily to $15.3 million in income from operations, partially offset by other changes in assets and liabilities.

Uses of cash included principal payments on short-term and long term debt of $11.0 million, capital expenditures of $8.2 million offset by the financing of rotable inventory of $3.0 million and the proceeds from receipt of deferred credits of $2.0 million.

As of December 31, 2008, we had net receivables of approximately $26.5 million, compared to net receivables of approximately $32.4 million as of September 30, 2008. The amounts due consist primarily of receivables from our code-share partners, federal excise tax refunds on fuel, manufacturers credits and passenger ticket receivables due through the Airline Clearing House. Accounts receivable from our code-share partners was 32.2% of total gross accounts receivable at December 31, 2008.

Operating Leases

We have significant long-term lease obligations primarily relating to our aircraft fleet. The leases are classified as operating leases and are therefore excluded from our consolidated balance sheets. At December 31, 2008, we have 136 aircraft on lease with remaining lease terms ranging from 1 to 16.2 years. Future minimum lease payments due under all long-term operating leases were approximately $1.8 billion at December 31, 2008.

8% Senior Convertible Notes due 2012

In connection with our purchases of 2023 Notes and 2024 Notes during February 2009, which are more fully described below under "—Recent Developments Affecting Our Liquidity," we issued, in the aggregate, $17.2 million in new 8% senior unsecured notes due 2012 (the "2012 Notes"). The 2012 Notes are governed by an indenture dated February 10, 2009, among the Company, the subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (the "2012 Indenture").

Pursuant to the 2012 Indenture, cash interest is payable on the 2012 Notes at the rate of 8% per year on the principal amount, payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2009, until February 10, 2012, the maturity date of the 2012 Notes. Each of our wholly-owned subsidiaries guarantees the 2012 Notes on an unsecured senior basis. The 2012 Notes and note guarantees are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. The 2012 Notes and the note guarantees are junior to the secured obligations of our wholly-owned subsidiaries to the extent of the collateral pledged.

The Company may redeem the 2012 Notes, in whole or in part, at any time, at a redemption price equal to the principal amount, plus accrued and unpaid cash interest, if any.

3.625% Senior Convertible Notes due 2024

In February 2004, the Company completed the private placement of senior convertible notes due 2024 ("2024 Notes"), which resulted in gross proceeds of $100.0 million ($97.0 million net). Cash interest is payable on the 2024 Notes at the rate of 2.115% per year on the aggregate amount due at maturity, payable semiannually in arrears on February 10 and August 10 of each year, beginning August 10, 2004, until February 10, 2009. After that date, the Company ceased paying cash interest on the 2024 Notes prior to maturity, and they began accruing original issue discount at a rate of 3.625% until maturity. On February 10, 2024, the maturity date of the 2024 Notes, the principal amount of each note will be $1,000. Each of the Company's wholly-owned subsidiaries guarantees the 2024 Notes on an unsecured senior basis. The 2024 Notes and the note guarantees are senior unsecured obligations and rank equally with the Company's existing and future senior unsecured and unsubordinated indebtedness. The 2024 Notes and the note guarantees are junior to any secured obligations of the Company and any of its wholly owned subsidiaries to the extent of the collateral pledged.

During the second quarter ended March 31, 2008, the Company purchased certain of the 2024 Notes with a carrying value of approximately $22.2 million, on the open market. This debt was purchased at a significant discount, and resulted in a gain, net of broker fees, of approximately $7.4 million and is included in gain on extinguishment of debt in the consolidated statements of operations.

As more fully discussed below under "—Recent Developments Affecting Our Liquidity," during February 2009 we purchased a total of $103.0 million in face amount of 2024 Notes in exchange for $4.9 million in cash, 105.2 million shares of our Common Stock and $16.2 million in aggregate principal amount of our new 2012 Notes. Following these purchases, $17.4 million in aggregate principal amount at maturity of 2024 Notes remains outstanding. Such 2024 Notes may be put to the Company no earlier than February 10, 2014. At such time, the Company may pay the purchase price of such notes in cash, Common Stock, or a combination thereof.

6.25% Senior Convertible Notes Due 2023

In June 2003, we completed the private placement of the 2023 Notes, which resulted in gross proceeds of $100.1 million ($96.9 million net). Cash interest was payable on the 2023 Notes at the rate of 2.4829% per year on the aggregate amount due at maturity, payable semiannually in arrears on June 16 and December 16 of each year, beginning December 16, 2003, until June 16, 2008. After that date, we ceased paying cash interest on the 2023 Notes prior to maturity, and the 2023 Notes began accruing interest at a rate of 6.25% until maturity. On June 16, 2023, the maturity date of the 2023 Notes, the principal amount of each note will be $1,000. Each of our wholly-owned subsidiaries guarantees the 2023 Notes on an unsecured senior basis. The 2023 Notes and the note guarantees are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. The 2023 Notes and the note guarantees are junior to the secured obligations of our wholly owned subsidiaries to the extent of the collateral pledged.

The 2023 Notes were sold at an issue price of $397.27 per note and are convertible into shares of our Common Stock at a conversion rate of 39.727 shares per note, which equals a conversion price of $10 per share. This conversion rate is subject to adjustment in certain circumstances. Holders of 2023 Notes may convert their notes only if: (i) the sale price of our Common Stock exceeds 110% of the accreted conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding quarter; (ii) prior to June 16, 2018, the trading price for the 2023 Notes falls below certain thresholds; (iii) the 2023 Notes have been called for redemption; or (iv) specified corporate transactions occur. The 2023 Notes became convertible in 2003. Commencing June 16, 2008, holders of the 2023 Notes had the right to require the Company to redeem the 2023 Notes, in whole or in part, at a redemption price equal to $397.27 per note ($37.8 million in aggregate) plus accrued and unpaid cash interest, if any. Holders also may require the Company to repurchase their 2023 Notes on June 16, 2013 at a price of $540.41 per note plus accrued and unpaid cash interest, if any, and on June 16, 2018 at a price of $735.13 per note plus accrued and unpaid cash interest, if any. The Company may elect to pay the purchase price of the 2023 Notes in cash, Common Stock, or a combination thereof.

In fiscal 2006, holders of $156.8 million in aggregate principal amount at maturity ($62.3 million carrying amount) of the 2023 Notes converted their notes into shares of Common Stock. In connection with these conversions, the Company issued an aggregate of 6.2 million shares of Common Stock and also paid approximately $11.3 million in debt conversion costs to these noteholders. The Company also wrote off $1.8 million in debt issue costs related to these notes. There were no such conversions in fiscal 2007.

The Company recognized a gain in the third quarter of fiscal 2008 on the repurchase of $1.5 million of the 2023 Notes, which is included in gain on extinguishment of debt in the accompanying consolidated statement of operations. Also during the third quarter, the Company purchased approximately $7.0 million of the 2023 Notes at no gain or loss.

During the first quarter of fiscal 2009, the Company purchased approximately $0.8 million in 2023 Notes from holders that entered into Forbearance Agreements with the Company.

As more fully discussed below under "—Recent Developments affecting Our Liquidity," during February 2009 we purchased a total of $30.4 million in face amount of 2023 Notes in exchange for $1.8 million in cash, 11.9 million shares of Common Stock. At March 1, 2009, $1.0 million in aggregate principal amount at maturity of 2023 Notes remains outstanding.

Other Indebtedness and Obligations

In July 2008, the Company and GE entered into a note payable for $22 million to finance Mesa obligation to GE under an agreement with GE, which is discussed in greater detail under the section of this prospectus entitled "Contractual Obligations—Maintenance Commitments." The debt bears interest at LIBOR plus 6% due monthly through 2012.

During January 2007, the Company permanently financed three CRJ-900 and three CRJ-700 aircraft with a combination of senior and subordinated debt totaling $135.3 million. The senior debt, totaling $120.3 million, bears interest at the monthly LIBOR plus 2.25% and requires monthly principal and interest payments. The subordinated debt, totaling $15.0 million, bears interest at a fixed rate of 8.31% and requires monthly principal and interest payments.

In October 2004, the Company permanently financed five CRJ-900 aircraft with $118.0 million in debt. The debt bears interest at the monthly LIBOR plus 3% and requires monthly principal and interest payments.

In January and March 2004, the Company permanently financed five CRJ-700 and six CRJ-900 aircraft with $254.7 million in debt. The debt bears interest at the monthly LIBOR plus 3% and requires monthly principal and interest payments.

In December 2003, we assumed $24.1 million of debt in connection with our purchase of two CRJ-200 aircraft in the Midway Chapter 7 bankruptcy proceedings. The debt, due in 2013, bears interest at the rate of 7% per annum through March 2008, converting to 12.5% thereafter, with principal and interest due monthly.

In September 2003, the Company permanently financed with Raytheon 34 Beechcraft 1900D. The debt was due in monthly payments of principal and interest at a rate of LIBOR plus 1.8% through 2011. On May 16, 2008 the Company sold 14 of its 34 Beechcraft 1900D to Raytheon and in return eliminated approximately $28 million of long-term debt due to Raytheon. At September 30, 2008 approximately $38.0 million of the remaining debt due to Raytheon on 20 Beechcraft 1900D is in discontinued operations.

Restricted Cash

As of December 31, 2008, the Company had $13.6 million in restricted cash. The Company has an agreement with a financial institution for a $15.0 million letter of credit facility and to issue letters of credit for landing fees, workers compensation insurance and other business needs. Pursuant to the agreement, $11.6 million of outstanding letters of credit are required to be collateralized by amounts on deposit. Approximately $2.0 million relates to maintenance deposits and reserves associated with aircraft leased to Kunpeng Airlines.

Recent Developments Affecting Our Liquidity

Settlement of Litigation

In November 2007, we posted a $90.0 million bond in our litigation case with Hawaiian Airlines, which covered the original $80.0 million judgment, $4.7 million in legal fees, $3.4 million in interest and $1.9 million for additional costs. The bond was funded from cash on hand. See disclosure under "Litigation" for a summary of the Hawaiian Airlines litigation and the U.S. Bankruptcy Court's ruling therein. On April 30, 2008, we reached a settlement of our suit with Hawaiian airlines. Under the terms of the settlement and without admitting any wrong doing, we received $37.5 million from the bond it had previously posted with the United States Bankruptcy Court for the District of Hawaii. Hawaiian airlines retained the remaining collateral of the bond totaling $52.5 million.

Retirement of Senior Convertible Notes

On May 20, 2008, the Company's board of directors approved separate agreements (referred to as "Forbearance Agreements") reached by the Company with certain of the holders of its 2023 Notes. As discussed above, holders of the 2023 Notes had the right to require the Company to repurchase the 2023 Notes on June 16, 2008 ("the Put Right") at a price of $397.27 per $1,000 note ("the Put Price") plus any accrued and unpaid cash interest. If all of the holders of the 2023 Notes had exercised the Put Right, the Company would have been required to repurchase the Notes for approximately $37.8 million in cash, Common Stock, or a combination thereof.

Under the terms of the separate Forbearance Agreements, holders holding approximately $77.8 million in aggregate face amount of the 2023 Notes (representing approximately 82% of the aggregate face amount of the 2023 Notes outstanding) agreed to forbear from exercising their Put Right with respect to the 75% in aggregate face amount of 2023 Notes owned by such holders (i.e. $23.2 million of the $37.8 million subject to the Put Right). In consideration for such agreement, the Company agreed to purchase 25% in aggregate face amount of such holder's 2023 Notes at a purchase price equal to 75% of the Put Price and the additional right to require the Company to repurchase such 2023 Notes on January 31, 2009. The Put Price payable on January 31, 2009 was also payable in cash, Common Stock, or a combination thereof, at the Company's election. The Company's aggregate payment obligation with respect to such purchased 2023 Notes was approximately $5.8 million, including accrued and unpaid interest, which was paid on May 27, 2008. In consideration for such forbearance, the Company also agreed to issue to such holders two-year warrants to purchase 25,000 shares of Common Stock for each $1 million in aggregate face amount of 2023 Notes deferred (or an aggregate of approximately 1.46 million shares of Common Stock.) The warrants have a per share exercise price of $1.00, contain anti-dilutive protection for major corporate events, such as stock splits and stock dividends, and are not exercisable to the extent the exercise thereof would cause the holder to beneficially own greater than 4.99% of the Company's outstanding capital stock.

In the first quarter of fiscal 2009. we paid $1.4 million to purchase approximately 9.5% of the outstanding 2023 Notes and 2024 Notes in the amount of $2.0 million and $7.6 million, respectively. The transaction after the payment of accrued interest, commissions and the write off of deferred debt issuance costs, resulted in a gain of $8.1 million which has been recorded in the condensed consolidated statement of operations in gain on extinguishment of debt.

During the first two weeks of February 2009, the Company (i) issued 3,434,000 shares of Common Stock in satisfaction of its obligation to repurchase $1.4 million in aggregate principal amount at maturity of its 2023 Notes from holders of 2023 Notes that had exercised their put rights arising under the indenture governing the 2023 Notes and forbearance agreements between the Company and these holders, and (ii) completed transactions with certain holders of its 2023 Notes to purchase an additional $29,071,250 face amount of 2023 Notes in exchange for a total of $1,844,431 in cash, 8,430,457 shares of Common Stock and $983,937 in aggregate principal amount of the 2012 Notes.

Also during February 2009, the Company repurchased $19,278,000 in aggregate principal amount at maturity of the Notes from holders of 2024 Notes that had exercised their put rights arising under the indenture governing the 2024 Notes, including $6,504,000 in aggregate principal amount at maturity of 2024 Notes pursuant to certain puts the Company agreed to accept on February 17, 2009. In consideration for the $19,278,000 of the 2024 Notes' face value, the Company issued 94,269,420 shares of its Common Stock. In addition, the Company announced its intent to immediately resume discussions with certain holders of 2024 Notes to enter into agreements with such holders imminently on terms substantially equivalent to previously announced agreements that were rescinded. As described in the immediately following paragraph, certain of these holders have subsequently agreed to enter into agreements with the Company on terms substantially equivalent to the previously announced rescinded exchange agreements.

On February 17, 2009, the Company entered into separate agreements with certain holders of its 2024 Notes to (i) exchange $83.7 million in aggregate principal amount at maturity of the 2024 Notes for an aggregate of $4.9 million in cash, 10.9 million shares of the Company's Common Stock, and $16.3 million in aggregate principal amount of the 2012 Notes. The issuance of the Common Stock and 2012 Notes in the exchange is expected to close on or about February 25, 2009.

Prior to the transactions that occurred in February 2009 and described above, $52.1 million in aggregate principal amount at maturity of 2023 Notes and $120.4 million in aggregate principal amount at maturity of 2024 Notes were outstanding. In total, pursuant to the transactions described above, we retired $30.4 million face amount of 2023 Notes and $103.0 million face amount of 2024 Notes in exchange for $6.7 million in cash, 117.1 million shares of Common Stock and $17.2 million principal amount of 2012 Notes. $21.7 million of the 2023 Notes' face value was not put to the Company or otherwise repurchased and thus remains outstanding. The outstanding 2023 Notes may be put to the Company no earlier than June 16, 2013. $17.4 million in aggregate principal amount at maturity of the 2024 Notes was not put or otherwise repurchased and thus remains outstanding. Such outstanding 2024 Notes may be put to the Company no earlier than February 10, 2014. When the 2023 Notes and 2024 Notes become putable in June 2013 and February 2014, respectively, we may pay the purchase price in cash or shares of our Common Stock or in a combination of cash and shares of our Common Stock.

Delta Litigation Developments

On March 28, 2008 Delta notified the Company of its intent to terminate the Delta Connection Agreement among Delta, the Company, and the Company's wholly owned subsidiary, Freedom Airlines, Inc., alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta connection flights during three months of the six-month period ended February 2008.

Following Delta's termination notification, the Company filed a Complaint on April 7, 2008 in the United States District Court for the Northern District of Georgia seeking declaratory and injunctive relief. An evidentiary hearing was conducted on May 27 through May 29, 2008. Following the hearing, the Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Delta Connection Agreement covering the ERJ-145 aircraft operated by Freedom, based on Freedom's completion rate prior to April 2008, pending a final trial at a date to be determined by the Court. On June 27, 2008, Delta filed a Notice of Appeal and on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. Delta and the Company have fully briefed the issue on appeal and oral arguments in the 11th Circuit Court of Appeals were held on January 30, 2009.

While the Company's cash flows from operations and its available capital are sufficient to meet its current operating expenses, lease obligations and debt service requirements for at least the next 12 months, the Company's future cash flow from operations and available capital will be negatively impacted by (i) our ability to secure more flexible credit terms from certain of the Company's other key vendors; (ii) reduced cash payments from our code-share partners related to disputed items under our agreements, (iii) the Company's ability to restructure certain of its aircraft lease obligations and key vendor obligations, and (iv) the results of the Company's ongoing litigation with Delta. There can be no assurance that the Company will be successful in effecting amended lease terms for its existing aircraft lease obligations and obtaining flexible credit terms from existing vendors and suppliers. Unfavorable events arising with respect to negotiations with key lessors and vendors and the Delta litigation could give rise to covenant and payment defaults under the terms of the Company's material operating leases and indebtedness. In the absence of obtaining additional capital through asset sales, consensual restructuring of debt and lease terms and/or similar measures, the Company may be unable to remedy such defaults and may experience additional defaults in the future. The Company's operating leases are subject to termination in the event of default, and the Company's indebtedness may be accelerated in the event of continuing default. Certain lenders could foreclose on Company assets securing their indebtedness. Accordingly, the Company's financial condition could require that the Company seek additional protection under applicable reorganization laws in order to avoid or delay actions by its creditors and lessors which could materially adversely affect the Company's operations and ability to operate as a going concern.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

The Company has no off-balance sheet arrangements of the types described in the four categories above that they believe may have material current or future effect on financial condition, liquidity or results of operations.

Contractual Obligations

In connection with our purchases of 2023 Notes and 2024 Notes during February 2009, which are more fully described above under "Liquidity and Capital Resources—Recent Developments Affecting Our Liquidity," we issued, in the aggregate, $17.2 million in aggregate principal amount of the 2012 Notes. The 2012 Notes are governed by an indenture dated February 10, 2009, among the Company, the subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (the "2012 Indenture").

Under the terms of the 2012 Indenture, cash interest is payable on the 2012 Notes at the rate of 8% per year on the principal amount, payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2009, until February 10, 2012, the maturity date of the 2012 Notes. Each of our wholly-owned subsidiaries guarantees the 2012 Notes on an unsecured senior basis. The 2012 Notes and note guarantees are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. The 2012 Notes and the note guarantees are junior to the secured obligations of our wholly-owned subsidiaries to the extent of the collateral pledged.

The Company may redeem the 2012 Notes, in whole or in part, at any time, at a redemption price equal to the principal amount, plus accrued and unpaid cash interest, if any.

As of December 31, 2008, we had $580.7 million of long-term debt (including current maturities). This amount consisted of $426.5 million in notes payable related to owned aircraft used in continuing operations, $37.1 million in notes payable related to owned aircraft included in liabilities of discontinued operations, $91.5 in aggregate principal amount of our 2023 Notes and 2024 Notes and $25.6 million in other miscellaneous debt.

The following table sets forth our cash obligations (including principal and interest) as of March 31, 2009:

Obligations from Continuing Operations	Payment Due by Period						
	2009	2010	2011	2012	2013	Thereafter	Total
	(In thousands)						
Long-term debt							
Note payable related to CRJ700s and 900s (1)	$ 22,475	$ 44,320	$ 43,395	$ 42,452	$ 41,420	$ 213,681	$ 407,743
2023 senior convertible debt notes (assuming no conversions) (2)	-	-	-	-	-	21,694	21,694
2024 senior convertible debt notes (assuming no conversions)	-	-	-	-	-	17,415	17,415
Senior CR7 CR9	6,295	12,618	12,685	12,757	12,834	106,751	163,940
Subordinate CR7 CR9	1,359	2,719	5,707	3,610	-	-	13,395
Note payable related to CRJ200s (1)	1,500	3,000	3,000	3,000	-	11,952	22,452
Note payable related to supplier	3,320	6,640	6,640	5,533	-	-	22,133
Note payable related to supplier	162	324	324	324	324	594	2,052
Note payable related to supplier	-	164	985	985	985	82	3,201
2012 debt notes	689	1,379	1,379	17,923	-	-	21,370
Mortgage note payable	770	-	-	-	-	-	770
Other	25	25	25	25	-	-	100
Total long-term debt	36,595	71,189	74,140	86,609	55,563	372,169	696,265
Payments under operating leases:							
Cash aircraft rental payments (1)	72,871	196,619	202,650	205,615	207,977	877,047	1,762,779
Lease payments on equipment and operating facilities	462	947	956	880	45	273	3,563
Total	$ 109,928	$ 268,755	$ 277,746	$293,104	$ 263,585	$1,249,489	$2,462,607
Notes payable related to B1900Ds	$ 3,509	$ 18,253	$ 12,259	$ 4,073	$ -	$ -	$ 38,094

(1) Aircraft ownership costs, including depreciation and interest expense on owned aircraft and rental payments on operating leased aircraft, of aircraft flown pursuant to our guaranteed-revenue agreements are reimbursed by the applicable code-share partner.

(2) In the event that the holders of these 2023 Notes exercise their right to require the Company to repurchase the notes on June 16, 2013, the Company could be obligated to pay $11.7 million in fiscal 2013. The Company may pay the purchase price of such notes in cash, Common Stock, or a combination thereof.

Maintenance Commitments

In April 1997, we entered into a 10-year engine maintenance contract with Pratt & Whitney Canada Corp. ("PWC") for our Dash 8-200 aircraft. The contract requires us to pay PWC for the engine overhaul upon completion of the maintenance based upon a fixed dollar amount per flight hour. The rate under the contract is subject to escalation based on changes in certain price indices.

In April 2000, we entered into a 10-year engine maintenance contract with Rolls-Royce Allison ("Rolls-Royce") for its ERJ aircraft. The contract requires us to pay Rolls-Royce for the engine overhaul upon completion of the maintenance based upon a fixed dollar amount per flight hour. The rate per flight hour is based upon certain operational assumptions and may vary if the engines are operated differently than these assumptions. The rate is also subject to escalation based on changes in certain price indices. The agreement with Rolls-Royce also contains a termination clause and look back provision to provide for any shortfall between the cost of maintenance incurred by the provider and the amount paid up to the termination date by us and includes a 15% penalty on such amount. We do not anticipate an early termination under the contract.

In fiscal 2005, we entered into a ten-year agreement with AAR Corp. (the "AAR Agreement") for the management and repair of certain of our CRJ-200, -700, -900 and ERJ-145 aircraft rotable spare parts inventory. The agreement was completed in November 2005. Under the AAR agreement, AAR purchased certain of our existing rotable spare parts inventory for $39.5 million in cash and $21.5 million in notes receivable. As of

September 2007, $6.5 million remained outstanding and was due by AAR to Mesa at various dates over the next 2 years.

On April 1, 2008, AAR and Mesa entered into an agreement to settle the remaining outstanding amounts. Under the agreement Mesa owed AAR an aggregate of $5.4 million and AAR was obligated to pay Mesa $6 million in connection with AAR's acquisition of parts inventory. The amounts were offset and debt extinguished.

In July 2008, Mesa and GE terminated their agreement for maintenance cost management program dated January 15, 1997 and Amendment No. 1, dated December 31, 2002 (collectively, the "MCMP Agreement"). The MCMP Agreement was for the maintenance and repair of Mesa's owned or operated CF34-3B1 engines (i.e. CRJ-200 aircraft engines). In consideration for the termination of the MCMP Agreement, Mesa agreed to pay GE $6 million for past due receivables and executed a four-year non-negotiable promissory note with GE for the principal sum of approximately $22 million ("the Note"). The Note was executed in part, in connection with the termination of the MCMP Agreement, and in part for other past due amounts for services rendered to Mesa by GE. The Note was executed to document the payment obligations owed to GE by Mesa under the MCMP Agreement through the scheduled termination date, and does not, in any respect, evidence an obligation independent from or in addition to the obligations under the MCMP Agreement. In connection with the termination of the MCMP Agreement, in July 2008 Mesa entered into an agreement with an effective date of June 30, 2008, with GE for the maintenance repair, and overhaul of Mesa's CF34-3 (CRJ-200) engines ("2008 Agreement"). The 2008 Agreement is an exclusive 5-year agreement with respect to the maintenance, repair and overhaul of said engines.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. In connection with the preparation of these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the allowance for doubtful accounts, medical claims and workers compensation claims reserves, impairment of long-lived assets and valuation of assets held for sale, costs to return aircraft, litigation claims and assessments and a valuation allowance for certain deferred tax assets. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Such historical experience and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations. The impact of these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. The discussion below is not intended to be a comprehensive list of our accounting policies. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the consolidated financial statements included elsewhere in this prospectus, which contains accounting policies and other disclosures required by accounting principles generally accepted in the United States of America.

Revenue Recognition

The Delta, United and US Airways regional jet code-share agreements are revenue-guarantee flying agreements. Under a revenue-guarantee arrangement, the major airline generally pays a fixed monthly minimum amount, plus certain additional amounts based upon the number of flights flown and block hours performed. The contracts also include reimbursement of certain costs incurred by us in performing flight services. These costs, known as "pass-through costs," may include aircraft ownership cost, passenger and hull insurance, aircraft property taxes as well as, fuel, landing fees and catering. The contracts also include a profit component that may be determined based on a percentage of profits on the Mesa flown flights, a profit margin on certain reimbursable costs as well as a profit margin based on certain operational benchmarks. We recognize revenue under our revenue-guarantee agreements when the transportation is provided. The majority of the revenue under these contracts is known at the end of the accounting period and is booked as actual. We perform an estimate of the profit component based upon the information available at the end of the accounting period. All revenue recognized under these contracts is presented at the gross amount billed.

Under the Company's revenue-guarantee agreements with Delta, United and US Airways, the Company is reimbursed under a fixed rate per block-hour plus an amount per aircraft designed to reimburse the Company for certain aircraft ownership costs. In accordance with Emerging Issues Task Force Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease," the Company has concluded that a component of its revenue under the agreement discussed above is rental income, inasmuch as the agreement identifies the "right of use" of a specific type and number of aircraft over a stated period of time. The amount deemed to be rental income during fiscal 2008, 2007 and 2006 was $238.6 million, $261.8 million and $248.5 million, respectively, and has been included in passenger revenue on the Company's consolidated statements of operations.

Revenue from our independent operation is recognized when transportation is provided. Tickets sold but not yet used are included in air traffic liability on the consolidated balance sheets.

During the second quarter of fiscal 2007, as part of Delta's bankruptcy, we reached an agreement with Delta for an amendment to and assumption of our existing code-share agreement ("Amended DCA"), as well as for a new code-share agreement ("Expansion DCA"). The compensation structure for the Expansion DCA is similar to the structure in the Amended DCA, except that the CRJ-900 aircraft will be owned by Delta and leased to us for a nominal amount and no mark-up or incentive compensation will be paid on fuel costs above a certain level or on fuel provided by Delta. Additionally, certain major maintenance expense items (engine and airframe) will be reimbursed based on actual expenses incurred. As a result, our revenue and expenses attributable to flying the CRJ-900's will be substantially less than if we provided the aircraft. See the disclosure under the caption "Risk Factors – Risks Related to Our Business--If Delta successfully terminates the Amended DCA, we may not be able to meet our immediate financial obligations" for a discussion of the Company's relationship with Delta and the status of these code-share agreements.

We also received subsidies for providing scheduled air service to certain small or rural communities. Such revenue is recognized in the period in which the air service is provided. The amount of the subsidy payments is determined by the United States Department of Transportation on the basis of its evaluation of the amount of revenue needed to meet operating expenses and to provide a reasonable return on investment with respect to eligible routes. EAS rates are normally set for two-year contract periods for each city.

Allowance for Doubtful Accounts

Amounts billed by the Company under revenue guarantee arrangements are subject to our interpretation of the applicable code-share agreement and are subject to audit by our code-share partners. Periodically our code-share partners dispute amounts billed and pay amounts less than the amount billed. Ultimate collection of the remaining amounts not only depends upon Mesa prevailing under audit, but also upon the financial well-being of the code-share partner. As such, we periodically review amounts past due and record a reserve for amounts estimated to be uncollectible. The allowance for doubtful accounts was $10.3 million and $5.6 million at September 30, 2008 and 2007, respectively, and was $10.7 and $3.6 at December 31, 2008 and 2007, respectively. If our actual ability to collect these receivables and the actual financial viability of our partners is materially different than estimated, our estimate of the allowance could be materially misstated. During fiscal 2008, we increased the allowance by $3.3 million to account for disputes with our code-share partners regarding the fees payable under our agreements and by $1.5 million to account for other potentially uncollectible accounts. In the fourth quarter of fiscal 2007, we reached a settlement with respect to a dispute with US Airways related to fees payable pursuant to the code-share agreement. In settlement of this dispute through July 2007, US Airways agreed to pay us a lump sum of $7.5 million plus agreed upon monthly amounts per aircraft for the period commencing in August 2007 through the balance of the agreement.

Aircraft Leases

The majority of the Company's aircraft are leased from third parties. In order to determine the proper classification of a lease as either an operating lease or a capital lease, the Company must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of the Company's aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the term of the related leases. Additionally, operating leases are not reflected in the Company's consolidated balance sheets and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in the Company's consolidated balance sheets. In the event that the Company and/or one of its partners decide to exit an activity involving leased aircraft, losses may be incurred related to such an activity. In the event that the Company exits an activity that results in exit losses (as in the case of the Dash-8's previously discussed), these losses are accrued as each aircraft is removed from operations for early termination penalties, lease settle up and other charges.

Accrued Health Care Costs

We are currently self-insured up to a cap for health care costs and as such, a reserve for the cost of claims that have not been paid as of the balance sheet dates is estimated. Our estimate of this reserve is based upon historical claim experience and upon the recommendations of our health care provider. At September 30, 2008 and 2007, we accrued $1.5 million and $2.2 million, respectively, for the cost of future health care claims. At December 31, 2008 and 2007, we accrued $1.7 million and $2.2 million, respectively for such claims. If the ultimate development of these claims is significantly different than those that have been estimated, the accrual for future health care claims could be materially misstated.

Accrued Worker's Compensation Costs

Under our workers compensation program, we are self-insured up to a cap for worker's compensation claims and as such, a reserve for the cost of claims that have not been paid as of the balance sheet date is estimated. Our estimate of this reserve is based upon historical claim experience and upon the recommendations of our third-party administrator. At September 30, 2008 and 2007, we accrued $5.6 million and $2.9 million, respectively, for the cost of worker's compensation claims. At December 31, 2008 and 2007, we accrued $5.6 million and $2.3 million, respectively, for such claims. If the ultimate development of these claims is significantly different than those that have been estimated, the accrual for future worker's compensation claims could be materially misstated.

Long-lived Assets, Aircraft and Parts Held for Sale

Property and equipment are stated at cost and depreciated over their estimated useful lives to their estimated salvage values using the straight-line method. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. Under the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As previously discussed, we recorded significant losses in fiscal 2007 related to the impairment of long-lived assets.

Valuation of Deferred Tax Assets

The Company records deferred tax assets for the value of benefits expected to be realized from the utilization of alternative minimum tax credit carry forward, capital loss carry forward, and state and federal net operating loss carry forward. We periodically review these assets to determine the likelihood of realization based upon expected taxable income in the applicable taxing jurisdictions. To the extent we believe some portion of the benefit may not be realizable, an estimate of the unrealized portion is made and an allowance is recorded. At September 30, 2008 and 2007, we had a valuation allowance of $12.2 million and $1.8 million, respectively. At December 31, 2008 and 2007, we had a valuation allowance of $3.4 million and $1.8 million, respectively. In 2007, the valuation was against certain state net operating loss carry forward related to the discontinued operations. We believe, based upon our projections that it is more-likely-than not we will not be able to generate sufficient taxable income in these jurisdictions in time to realize the benefits of these recorded deferred tax assets. As a result of continued losses in 2008 as well as uncertainties involving the settlement of certain obligations to note holders and ongoing litigation the Company determined it was more likely than not that it would not be able to utilize all of its net operating losses and established a valuation allowance against the net deferred tax asset.

In February 2009, the Company issued 117.1 million shares of our Common Stock as partial consideration in exchange of $30.4 million face amount of our 2023 Notes and $103.0 million face amount for our 2024 Notes. This will have a material impact on the Company's financial statements, as the Company will be limited to an annual limitation on the use of its NOL's. Management is currently evaluating the impact this will have on the Company's financial statements.

Recent Accounting Pronouncements

The Company adopted FASB Interpretation No. 48 ("FIN 48") in the first quarter of fiscal 2008. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. As a result of implementing FIN 48 in the first quarter of fiscal 2008, the only effect on the Company was to reclassify a $2.7 million tax reserve from long-term deferred income tax liability to other noncurrent liabilities at December 31, 2007 under FIN 48. No other changes resulting from implementing FIN 48 were necessary. The Company does not expect a significant change with its uncertain tax positions through the first quarter of fiscal 2010.

The tax law is subject to varied interpretation, and we have taken positions related to certain matters where the law is subject to interpretation and where substantial amounts of income tax benefits have been recorded in our financial statements. As we become aware of new interpretations of the relevant tax laws and as we discuss our interpretations with taxing authorities, we may in the future change our assessments of the likelihood of sustainability or of the amounts that may or may not be sustained upon audit. And as our assessments change, the impact to our financial statements could be material. We believe that the estimates, judgments and assumptions made when accounting for these matters are reasonable, based on information available at the time they are made. However, there can be no assurance that actual results will not differ from those estimates.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company was required to adopt SFAS No. 157 in the first quarter of fiscal 2009. The Company has cash and cash equivalents that include money market securities that are considered to be highly liquid and easily tradeable and marketable securities. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within the fair value hierarchy. See Note 5 to the first quarter of fiscal 2009 condensed consolidated financial statements for more information regarding our marketable securities. The fair value of our jet fuel swap is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized this swap contract as level 2 within the fair value hierarchy. See Note 7 for more information regarding our jet fuel swap.

In September, 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities." This position amends the existing major maintenance accounting guidance contained within the AICPA Industry Audit Guide "Audits of Airlines" and prohibits the use of the "accrue in advance" method of accounting for planned major maintenance activities for owned aircraft. The provisions of the announcement are applicable for fiscal years beginning after December 15, 2006. Mesa currently uses the "direct expense" method of accounting for planned major maintenance; therefore, the adoption of FSP No. AUG AIR-1 did not have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115". Under SFAS No. 159, companies have an opportunity to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company was required to adopt SFAS No. 159 in the first quarter of fiscal 2009. The Company has not elected the fair value option for any assets or liabilities as allowed by SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations". This Statement replaces SFAS No. 141, "Business Combinations" however it retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses and establishes the acquisition date as the date the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. By applying the same method of accounting to all transaction and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information and business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will be required to apply SFAS No. 141 (R) beginning in the first quarter of fiscal 2010. Management believes that it will not have a significant impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 an amendment of ARB No. 51, "Non-controlling Interests in consolidated financial statements" A non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will be required to adopt SFAS No. 160 in the first quarter of fiscal 2010. Management believes that this will not have a material impact on the Company's consolidated financial statements.

In October 2008, the FASB issued SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," This standard expands upon the implementation guidance in SFAS No. 157 for estimating the present value of future cash flows for some hard-to-value financial statement, such as collateralized debt obligations. This statement became effective upon issuance. Management believes that SFAS No. 157-3 will not a significant impact on the Company's consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon conversion (Including Partial Cash Settlement)". FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The company will be required to adopt

FSP APB 14-1 in the first quarter of fiscal 2010. Management has not evaluated the impact that this FSP will have on the Company's consolidated financial statements.

In June 2008, the FASB issued Emerging Issues Task Force ("EITF") 07-5 "Determining whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock". EITF 07-5 clarifies how to determine whether certain instruments or features were indexed to an entity's own stock under EITF Issue No. 01-6, *The Meaning of "Indexed to a Company's Own Stock,"* ("EITF 01-6") and provides guidance to determine what accounting literature may apply to a particular equity linked instrument or feature. EIFT 07-5 will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and must be applied to all instruments outstanding on the date of adoption. The Company is currently evaluating the impact of EITF 07-5, and has not yet determined the effect of its adoption on the Company's consolidated financial statements.

In June 2008, the FASB issued EITF 08-3, "Accounting by Lessees for Maintenance Deposits", on the accounting for maintenance deposits that may not be refunded. EITF 08-3 requires that lessees continually evaluate whether it is probable that an amount on deposit with a lessor will be returned to reimburse the costs of the maintenance activities incurred by the lessee. When an amount on deposit is less than probable of being returned, it shall be recognized as additional expense. When the underlying maintenance is performed, the maintenance costs shall be expensed or capitalized in accordance with the lessee's maintenance accounting policy. EITF 08-3 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, including interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The Company currently accounts for its maintenance deposits in accordance with EITF 08-3, and therefore, the adoption of EITF 08-3 will not have an impact on the Company's consolidated financial statements.

In November 2008, the FASB issued EITF 08-6 "Equity Method Investment Accounting Considerations", on how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, and how an equity method investee's issuance of shares should be accounted for. The Company will be required to adopt EITF 08-6 in the first quarter of fiscal 2010. Management has not evaluated the impact of this issue on the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term marketable investment portfolio. Certain of our debt obligations are variable in rate and therefore have exposure to changes in interest rates. A 10% change in interest rates would result in an approximately $3.6 million impact on interest expense. We also have investments in debt securities. If short- term interest rates were to average 10% more than they did in fiscal year 2008 interest income would be impacted by approximately $0.7 million.

We have exposure to certain market risks associated with our aircraft fuel. Aviation fuel expense is a significant expense for any air carrier and even marginal changes in the cost of fuel greatly impact a carrier's profitability. Standard industry contracts do not generally provide protection against fuel price increases, nor do they insure availability of supply. However, the Delta, United and US Airways revenue-guarantee code-share agreements allow fuel costs to be reimbursed by the code-share partner, thereby reducing our overall exposure to fuel price fluctuations. In fiscal 2008, approximately 95.5% of our fuel requirements were associated with these contracts. Each one cent change in the price of jet fuel amounts to a $0.9 million change in annual fuel costs for that portion of fuel expense that is not reimbursed by our code-share partners.

REGULATION

As an interstate air carrier, we are subject to the economic jurisdiction, regulation and continuing air carrier fitness requirements of the DOT. Such requirements include minimum levels of financial, managerial and regulatory fitness. The DOT is authorized to establish consumer protection regulations to prevent unfair methods of competition and deceptive practices, to prohibit certain pricing practices, to inspect a carrier's books, properties and records, and to mandate conditions of carriage. The DOT also has the power to bring proceedings for the enforcement of air carrier economic regulations, including the assessment of civil penalties, and to seek criminal sanctions.

We are subject to the jurisdiction of the FAA with respect to our aircraft maintenance and operations, including equipment, ground facilities, dispatch, communication, training, weather observation, flight personnel and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain an operating certificate, which is subject to suspension or revocation for cause, and provides for regular inspections. The FAA also has the power to bring proceedings for the enforcement of Federal Aviation Regulations including the assessment of civil penalties and to seek criminal sanctions.

We are subject to various federal and local laws and regulations pertaining to other issues of environmental protocol. We believe we are in compliance with all governmental laws and regulations regarding environmental protection.

We are also subject to the jurisdiction of the Federal Communications Commission with respect to the use of our radio facilities and the United States Postal Service with respect to carriage of United States mail. We believe we are in compliance with any such governmental laws and regulations.

Local governments in certain markets have adopted regulations governing various aspects of aircraft operations, including noise abatement and curfews. We believe we are in compliance with any such governmental laws and regulations.

BUSINESS

General

Mesa Air Group, Inc. ("Mesa" or the "Company") is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. As of March 30, 2009, the Company served 117 cities in 37 states, the District of Columbia, Canada, and Mexico and operated a fleet of 151 aircraft with approximately 856 daily departures.

Approximately 96% and 95.9% of our consolidated passenger revenues from continuing operations for the fiscal year ended September 30, 2008 and the first quarter of fiscal 2009, respectively, were derived from operations associated with code-share agreements. Our subsidiaries have code-share agreements with Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United Airlines" or "United") and America West Airlines, Inc. ("America West"), which currently operates as US Airways and is referred to herein as "US Airways." The current US Airways agreement is the result of a merger between America West and US Airways, Inc. These code-share agreements allow use of the code-share partners' flight designator code to identify flights and fares in computer reservation systems, permit use of logos, service marks, aircraft paint schemes and uniforms similar to the code-share partner and provide coordinated schedules and joint advertising. Our remaining passenger revenues from continuing operations are derived from our independent *go!* operations in Hawaii.

In addition to carrying passengers, we carry freight and express packages on our passenger flights and have interline small cargo freight agreements with many other carriers. We also have contracts with the United States Postal Service for carriage of mail to the cities we serve and occasionally operate charter flights when our aircraft are not otherwise used for scheduled service.

Our airline operations are conducted by the following airline subsidiaries:

- Mesa Airlines, Inc. ("Mesa Airlines"), a Nevada corporation, flies regional jet and turboprop aircraft and operates as US Airways Express under code-share agreements with US Airways, as United Express under a code-share agreement with United Airlines and independently in Hawaii as *go!*. The *go!* flights are "Independent Operations" and are not subject to a code-share agreement with a major carrier.

- Freedom Airlines, Inc. ("Freedom Airlines"), a Nevada corporation, flies ERJ-145 50-seat regional jet aircraft and operates as "Delta Connection" under code-share agreements with Delta.

Corporate Structure

Mesa is a Nevada corporation with its principal executive office in Phoenix, Arizona. We were incorporated in Nevada in 1996.

In addition to operating the airline subsidiaries listed above, we also wholly own the following subsidiaries:

- MPD, Inc., a Nevada corporation, doing business as Mesa Pilot Development and MPD, operates training programs for student pilots in conjunction with San Juan College in Farmington, New Mexico and Arizona State University in Tempe, Arizona.

- Regional Aircraft Services, Inc. ("RAS"), a California corporation, performs ground handling services, primarily to Mesa subsidiaries.

- MAGI Insurance, Ltd., a Barbados, West Indies based captive insurance company, was established for the purpose of obtaining more favorable aircraft liability insurance rates.

- Ritz Hotel Management Corp., a Nevada corporation, was established to facilitate the Company's acquisition and management of a Phoenix area hotel property used for crew-in-training accommodations.

- Mesa Air Group —Airline Inventory Management, LLC ("MAG-AIM"), an Arizona limited liability company, was established to purchase, distribute and manage Mesa's inventory of spare rotable and expendable parts.

- Nilchii, Inc., a Nevada corporation ("Nilchii"), was established to invest in certain airline related businesses.

- Mesa In-Flight, Inc., a Colorado corporation, was established to hold liquor licenses services for airline operations.

- Regional Aviation Advisors, Inc., a Nevada corporation, was established to provide aircraft financing advisory services.

- Patar, Inc., a Nevada corporation ("Patar"), was established to invest in certain foreign businesses.

- Mesa Air New York, Inc., a New York corporation, was established to hold and own aircraft parts and equipment to support the Company's New York flight operations.

- Ping Shan, SRL, a Barbados society with restricted liability ("Ping Shan"), was established for the purpose of holding our interest in Kunpeng Airlines Co., Ltd. ("Kunpeng Airlines"), a regional airline based in the People's Republic of China.

- Air Midwest, Inc., a Kansas corporation ("Air Midwest"), was established to operate turboprop aircraft as part of Mesa's operations, and Midwest Airlines' and US Airways' code-share operations.

Discontinued Operation

In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain of its assets. Air Midwest consisted of Beechcraft 1900D turboprop operations, which were used in our independent Mesa operations and Midwest Airlines' and US Airways' code-share operations. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and exited all of its Essential Air Service ("EAS") markets on or before June 30, 2008. All assets and liabilities, results of operations, and other financial and operational data associated with these assets have been presented in the accompanying consolidated financial statements as discontinued operations separate from continuing operations, unless otherwise noted.

Aircraft

The following table sets forth our aircraft fleet (owned and leased) by aircraft type and code-share service as of December 31, 2008:

	Canadair Regional Jet-200 (CRJ-200)(A)	Canadair Regional Jet-700 (CRJ-700)	Canadair Regional Jet-900 (CRJ-900)(B)	Embraer Regional Jet-145 (EMB-145))(C)	Beechcraft 1900(D)	DeHavilland Dash 8	Total
US Airways Express	11	-	38	-	-	6	55
United Express	26	20	-	-	-	10	56
Delta Connection	-	-	-	28	-	-	28
Mesa Airlines (dba *go!*)	5	-	-	-	-	-	5
Mesa Air Group-Operating	1	-	-	6	-	-	6
Subtotal	43	20	38	34	-	16	151
Kunpeng Airlines (sublease)	5	-	-	-	-	-	5
Trans States Airlines (sublease)	-	-	-	2	-	-	2
Subtotal	48	20	38	36	-	16	158
Discontinued Operations	-	-	-	-	20	-	20
Non-Operating Aircraft (E)	2	-	-	-	-	-	2
Total	50	20	38	36	20	16	180

(A)   Five CRJ-200's are currently in China in a sublease agreement with Kunpeng Airlines.

(B)   Subsequent to fiscal year-end 2008, the company removed the 7 CRJ 900 aircraft from the Delta Connection program.

(C)   Two ERJ-145's are currently subleased to an unaffiliated airline, Trans States Airlines.

(D)   As previously discussed, in the fourth quarter of fiscal 2007, we committed to a plan to sell certain assets used by Air Midwest and to discontinue our Air Midwest turboprop operations. The net book value of these aircraft is included within "Assets of discontinued operations" on the Consolidated Balance Sheets.

(E)   Two CRJ-200's are non-revenue generating operational spares.

Code-Share Agreements

Our airline subsidiaries have agreements with Delta, US Airways and United Airlines to use those carriers' designation codes (commonly referred to as "code-share agreements"). These code-share agreements allow use of the code-share partner's flight designator code to identify flights and fares in computer reservation systems, permit use of logos, service marks, aircraft paint schemes and uniforms similar to the code-share partner's and provide coordinated schedules and joint advertising. Our passengers traveling on flights operated pursuant to code-share agreements receive mileage credits in the respective frequent flyer programs of our code-share partners, and credits in those programs can be used on flights operated by us.

Our code-share agreements consist of the following:

- our subsidiary, Mesa Airlines, operates CRJ-900, CRJ-200 and Dash-8 aircraft under our code-share agreement with US Airways (the "US Airways Code-Share Agreement");

- our subsidiary, Mesa Airlines, operates CRJ-200, CRJ-700 and Dash-8 aircraft under our code-share agreement with United (the "United Code-Share Agreement"); and

- our subsidiary, Freedom Airlines, operates ERJ-145 aircraft under a code-share agreement with Delta (the "Amended DCA")

The financial arrangement under each of our code-share agreements with our code-share partners involves a revenue-guarantee arrangement. The US Airways Code-Share Agreement, United Code-Share Agreement, Amended DCA and Expansion DCA are all revenue-guarantee code-share agreements, pursuant to which the major carrier controls marketing, scheduling, ticketing, pricing and seat inventories. We receive a guaranteed payment based upon a fixed minimum monthly amount plus amounts related to departures and block hours flown in addition to direct reimbursement of expenses such as fuel, landing fees and insurance. Among other advantages, revenue-guarantee arrangements reduce our exposure to fluctuations in passenger traffic and fare levels, as well as fuel prices.

The following table summarizes our available seat miles ("ASMs") flown and passenger revenue recognized under our code-share agreements and independent operations for the years ended September 30, 2008 and 2007 and for the first quarter of fiscal 2009:

	First Quarter of Fiscal 2009				Fiscal 2008				Fiscal 2007			
	ASM's (000's)		Passenger Revenue (000's)		ASM's (000's)		Passenger Revenue (000's)		ASM's (000's)		Passenger Revenue (000's)	
US Airways (Revenue-Guarantee)	869,016	50%	$124,386	48%	4,105,517	51%	$635,439	48%	4,331,579	48%	$576,257	44%
United (Revenue-Guarantee)	598,661	35%	80,157	31%	2,573,519	32%	382,392	29%	3,074,054	34%	461,732	35%
Delta (Revenue-Guarantee)	223,450	13%	45,996	18%	1,182,271	15%	252,530	19%	1,438,698	16%	249,774	19%
Go!	39,310	2%	10,957	4%	166,659	2%	43,075	4%	152,629	2%	25,457	2%
Total-Continuing Operations	1,730,437		$261,496		8,027,966		$1,313,436		8,996,960		$1,313,220	
Discontinued Operations	-		$120		75,089		$12,588		185,557		$30,188	

US Airways Code-Share Agreement

As of March 30, 2009, we operated 38 CRJ-900, 11 CRJ-200, and 6 Dash-8 aircraft for US Airways under the US Airways Code-Share Agreement, which is a revenue-guarantee code-share agreement. In exchange for providing flights and all other services under the US Airways Code-Share Agreement, we receive a fixed monthly minimum amount plus certain additional amounts based upon the number of flights flown and block hours performed during the month. US Airways also reimburses us for certain costs on an actual basis, including fuel costs, aircraft ownership and financing costs, landing fees, passenger liability, hull insurance and aircraft property taxes, all as defined in the agreement. In addition, US Airways also provides, at no cost to Mesa, certain ground handling and customer service functions, as well as airport-related facilities and gates at US Airways hubs and cities where both carriers operate. We also receive a monthly payment from US Airways based on a percentage of revenue from flights that we operate under the US Airways Code-Share Agreement. Under our code-share agreement, US Airways has the right to reduce the combined CRJ fleets utilized under the code-share agreement by one aircraft in any six-month period. The Company has received notice of US Airways' intent to reduce one CRJ-200 in January 2009, which has been removed from service from US Airways, one CRJ-200 in September 2009 and one CRJ-200 in January 2010. We anticipate US Airways will continue to further reduce the number of covered aircraft in accordance with the agreement. In addition, US Airways may eliminate the Dash-8 aircraft upon 180 days prior written notice. The US Airways Code-Share Agreement terminates on June 30, 2012, unless US Airways elects to extend the contract for two years or exercises options to increase fleet size. The US Airways Code-Share Agreement is subject to termination prior to that date in various circumstances including:

- If our flight completion factor or arrival performance in our Phoenix hub falls below certain levels for a specified period of time, subject to notice and cure rights;

- If either US Airways or we become insolvent, file for bankruptcy or fail to pay our debts as they become due, the non-defaulting party may terminate the agreement;

- Failure by us or US Airways to perform the covenants, conditions or provisions of the code-share agreement, subject to 15 days notice and cure rights;

- If we or US Airways fail to make a payment when due, subject to ten business days notice and cure rights;

- If we are required by the FAA or the DOT to suspend operations and we have not resumed operations within three business days, except as a result of an emergency airworthiness directive from the FAA affecting all similarly equipped aircraft, US Airways may terminate the agreement; or

- Upon a change in our ownership or control without the written approval of US Airways.

United Code-Share Agreement

As of March 30, 2009, we operated 26 CRJ-200, 20 CRJ-700 and 10 Dash-8 aircraft for United under a revenue-guarantee code-share arrangement. Additionally, the United Code-Share Agreement allows us to swap up to 10 CRJ-200s for 10 CRJ-700s upon providing at least 180 days notice prior to October 31, 2009. In exchange for performing the flight services under the agreement, we receive from United a fixed monthly minimum amount, plus certain additional amounts based upon the number of flights flown and block hours performed during the month. Additionally, certain costs incurred by us in performing the flight services are "pass-through" costs, whereby United agrees to reimburse us for the actual amounts incurred for these items: aircraft ownership costs, property tax per aircraft, fuel costs, and landing fees. We also receive a profit margin based upon certain reimbursable costs under the agreement as well as our operational performance. The United Code-Share Agreement as it relates to (i) the 10 Dash-8 aircraft terminates in July 2013 unless terminated by United by giving notice six months prior to April 30, 2010, (ii) 10 50-seat CRJ-200's terminates no later than April 30, 2010, which can be accelerated up to two years at our discretion and can be swapped for CRJ-700's for a term of up to 10 years but not beyond October 2018, (iii) 20 50-seat regional jets terminates in April 2010, (iv) the 5 CRJ-700's delivered in fiscal 2007 (the 10 to be delivered upon the withdrawal of the 50-seat regional jets) terminates ten years from delivery date, but no later than October 31, 2018, and (v) the remaining 15 CRJ-700's terminates in three traunches of five aircraft between December 31, 2011, December 31, 2012 and December 31, 2013.

The United Code-Share Agreement is subject to termination prior to these dates under various circumstances including:

- If certain operational performance factors fall below a specified percentage for a specified time, subject to notice and cure rights;

- Failure by us to perform the material covenants, agreements, terms or conditions of the code-share agreement or similar agreements with United, subject to thirty (30) days notice and cure rights;

- If either United or we become insolvent, file bankruptcy or fail to pay debts when due, the non-defaulting party may terminate the agreement; or

- In the event that we merge with, or if control of us is acquired by another air carrier or a corporation directly or indirectly owning or controlling another air carrier.

Delta Code-Share Agreements

As of March 30, 2009, we operated 28 ERJ-145 aircraft for Delta pursuant to the Amended DCA which is a revenue-guarantee code-share agreements. Flight operations for Delta are performed by our wholly-owned subsidiary, Freedom Airlines. During the second quarter 2007, as part of Delta's bankruptcy, we reached an agreement with Delta for an amendment to and assumption of our existing code-share agreement ("Amended DCA"), as well as for a new code-share agreement ("Expansion DCA"). The Amended DCA provided for the addition of six ERJ aircraft for an initial term of two years. These aircraft are scheduled to be removed from service in April 2009. The parties currently have a disagreement regarding the effectiveness of a notice issued by Mesa to extend the term for these aircraft for an additional one year term at reduced compensation in accordance with the terms of the Amended DCA. Also, pursuant to the Amended DCA, commencing in August 2008, the parties agreed to remove eight ERJ aircraft at a rate of three aircraft per month. All eight aircraft had been removed as of December 31, 2008. Under the Amended DCA, in exchange for performing the flight services and our other obligations under the agreement, we receive from Delta monthly compensation made up of a fixed monthly amount, plus certain additional amounts based upon number of block hours flown and departures during the month. Additionally, certain costs incurred by Freedom Airlines are pass-through costs, whereby Delta agrees to reimburse us for the actual amounts incurred for these items: landing fees, hull insurance, passenger liability costs, fuel costs, catering costs and property taxes. Aircraft rent/ownership expenses are also considered a pass-through cost, but are limited to a specified amount for each type of aircraft. We are eligible to receive additional compensation based upon our completion rate and on-time arrival rate each month. Further, for each semi-annual period during the term of the agreement, we are eligible to receive additional compensation from Delta based upon performance. The fixed rates payable to us by Delta under the Amended DCA have been determined through the term of such agreement and are subject to annual revision.

At the end of the term of the Amended DCA, Delta has the right to extend the agreement for additional one year successive terms on the same terms and conditions. Delta may terminate the Amended DCA at any time, with or without cause, upon twelve months prior written notice, provided such notice shall not be given prior to the earlier of (i) the sixth anniversary of the in-service date of the 30th aircraft added to the Delta Connection fleet by the Company, or (ii) November 2012.

The Amended DCA may be subject to early termination under various circumstances including:

- If either Delta or we file for bankruptcy, reorganization or similar action or if either Delta or we make an assignment for the benefit of creditors;

- If either Delta or we commit a material breach of the code-share agreement, subject to 30 days notice and cure rights; or

- Upon the occurrence of an event of force majeure that continues for a period of 30 or more consecutive days.

In addition, Delta may immediately terminate the agreements upon the occurrence of one or more of the following events:

- If there is a change of control of Freedom Airlines or Mesa;

- If there is a merger involving Freedom Airlines or Mesa;

- If we fail to maintain a specified completion rate with respect to the flights we operate for Delta during a specified period; or

- If our level of safety is not reasonably satisfactory to Delta.

On March 28, 2008, Delta notified the Company of its intent to terminate the Amended DCA among Delta, the Company and the Company's wholly owned subsidiary, Freedom Airlines, alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February 2008. Following Delta's termination notification, the Company filed a complaint on April 7, 2008 in the United States District Court for the Northern District of Georgia (the "District Court") seeking declaratory and injunctive relief. An evidentiary hearing was conducted on May 27 through May 29, 2008. Following the hearing, the District Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Amended DCA covering the ERJ-145 aircraft operated by Freedom Airlines, based on Freedom Airlines' completion rate prior to April 2008, pending a final trial at a date to be determined by the District Court. On June 27, 2008, Delta filed a notice of appeal with the 11th Circuit Court of Appeals (the "Court of Appeals") and on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. The Company responded to Delta's motion in accordance with the applicable rules and the Court of Appeals, after reviewing the filings, denied Delta's request. Delta and the Company have fully briefed the issue on appeal and oral arguments in the Court of Appeals were held on January 30, 2009.

On August 1, 2008, Delta notified the Company of the termination of the Expansion DCA citing an alleged failure to meet certain contractual benchmarks set forth in the Expansion DCA. Specifically, the notice states that Delta is terminating the Expansion DCA as a result of Freedom Airlines' alleged failure to maintain a specified on-time arrival rate with respect to its CRJ-900 Delta Connection flights during each of the four months of March, April, May, and June 2008, as well as Freedom Airlines' alleged failure, during the months of March, April and June 2008 to maintain a specified completion rate. On October 1, 2008, Mesa removed three CRJ-900 aircraft from Delta Connection service. The remaining four CRJ-900 aircraft were removed from Delta Connection service on November 1, 2008. Upon their removal from Delta Connection service, those aircraft were returned to Delta. Mesa has placed Delta on notice that it disputes the basis for Delta's actions and that it intends to seek all remedies available at law to challenge Delta's termination notice.

Joint Venture Agreement in China

On December 22, 2006, our wholly-owned subsidiary, Ping Shan, entered into a joint venture agreement (the "Joint Venture Agreement") with Shan Yue SRL ("Shan Yue") and Shenzhen Airlines, pursuant to which the parties agreed to form Kunpeng Airlines, an equity joint venture company organized under the laws of China. Ping Shan holds a 25% share of the registered capital of Kunpeng Airlines. Additionally, Shan Yue, a Barbados Society with restricted liability, holds 24% of the registered capital of Kunpeng Airlines. Shan Yue holds 5% of the 24% interest in Kunpeng Airlines for the exclusive benefit of an unaffiliated third party. Wilmington Trust Company holds 100% of the outstanding equity of Shan Yue as trustee of Shan Yue Trust, a Delaware statutory trust. We are the sole beneficiary of Shan Yue Trust. Through Ping Shan and our beneficial interest in Shan Yue Trust, we effectively own 49% of Kunpeng Airlines. After taking into consideration the 5% interest in Kunpeng Airlines held for the exclusive benefit of an unaffiliated third party, our net ownership interest in Kunpeng Airlines is reduced to 44%. Kunpeng Airlines commenced common carrier passenger service on September 28, 2007. As of December 31, 2008, Kunpeng Airlines operated five 50-seat CRJ 200 aircraft on regional routes in China.

Under the terms of the Joint Venture Agreement, Ping Shan and Shan Yue agreed to assist Kunpeng Airlines in securing aircraft and spare part supplies from foreign suppliers and to provide high level executives for the management of Kunpeng Airlines and technical support, including pilot, maintenance and operations support and training for employees of Kunpeng Airlines. Kunpeng Airlines' fiscal year ends on December 31st. Pursuant to the Joint Venture Agreement, Ping Shan and Shan Yue will receive 25% and 24%, respectively, of the after-tax net profit of Kunpeng Airlines, if any, at the end of each fiscal year unless Kunpeng Airlines' board of directors determines that such profits should be reinvested. In general, the Company records 44% of the income or loss of Kunpeng Airlines, except that the parties to the Joint Venture Agreement have agreed to share losses according to their respective percentage ownership, with Mesa's exposure capped at a percentage of the gross revenues of Kunpeng Airlines that is materially below its percentage ownership interest. Additionally, the amount of profit available for distribution is reduced by an amount equal to allocations to a reserve fund and expansion fund of Kunpeng Airlines and a bonus and welfare fund for Kunpeng Airlines' employees, as determined by Kunpeng Airlines' board of directors. No profit is distributed unless any cumulative deficit carried forward for previous years is recovered. Kunpeng Airlines' board consists of seven members, four of whom are appointed by Shenzhen Airlines, two of whom are appointed by Ping Shan and one of whom is appointed by Shan Yue.

In the third quarter of fiscal 2008, we entered into a letter of intent to sell our interest in the Chinese carrier Kunpeng Airlines to Shenzhen Airlines, the majority shareholder, for $4.8 million. We engaged in extensive negotiations with Kunpeng Airlines over the terms of the proposed agreement during the past two quarters. A valuation of the interest was conducted by both companies, resulting in Mesa recording a loss on its investment in Kunpeng Airlines of $1.3 million as of the end of the fiscal year. This loss reflected the expected proceeds from the sale of $4.8 million less the Company's investment of $5.8 million and estimated transaction costs of $300,000.

The Company also subleases five regional jets to Kunpeng Airlines. These leases were not affected by the letter of intent. Total sublease revenue for the year ended September 30, 2008 was $4.4 million and for the quarter ended December 31, 2008 was $1.3 million. At December 31, 2008, the Company had gross receivables from Kunpeng Airlines of approximately $4.5 million.

On February 26, 2009, we entered into an agreement with Shenzhen Airlines relating to Kunpeng Airlines. Under the agreement, Mesa will sell its interest in Kunpeng Airlines to Shenzhen or its nominee, outstanding aircraft lease payments owed by Kunpeng Airlines to Mesa will be settled and Mesa's lease of five CRJ-200 aircraft to Kunpeng Airlines will terminate pursuant to mutually acceptable definitive documentation. In total, Mesa will receive $4.5 million, which amount will be offset by Mesa's return of security deposits totaling $0.9 million. Based on the terms agreed to in the agreement, the Company will record a loss on equity method investment in the second quarter 2009. Although the parties expect to consummate the transactions contemplated by the agreement by mid-April 2009, no assurance can be given that the parties will close within such timeframe. We expect the Kunpeng aircrafts to be returned to the Company in April 2009.

Fleet Plans

CRJ Program

As of December 31, 2008, we operated 101 Canadair Regional Jets (43 CRJ-200/100, 20 CRJ-700 and 38 CRJ-900's).

In January 2004, we exercised options to purchase twenty CRJ-900 aircraft under our contract with Bombardier, Inc. ("Bombardier") (seven of which can be converted to CRJ-700 aircraft). As of September 30, 2007, we had taken delivery of thirteen CRJ-900 aircraft and five CRJ-700 aircraft. The obligation to purchase the remaining two CRJ-900's (which can be converted to CRJ-700's) was terminated in June 2007 in connection with our agreement to purchase 10 new CRJ-700 NextGen aircraft. In conjunction with this purchase agreement, Mesa has $500,000 on deposit with Bombardier that was included in lease and equipment deposits at September 30, 2008. The deposit amount is expected to be returned upon completion of permanent financing on each of the ten aircraft. On September 26, 2008, the Company and Bombardier amended the purchase agreement to return $6.0 million of the $6.5 million previously held on deposit, delayed deliveries of the 10 CRJ-700 NextGen aircraft and advanced rebates related to Bombardier's heavy maintenance service agreement.

On August 1, 2008, Delta notified the Company of its election to immediately terminate the Expansion DCA. The notice states that Delta is terminating the Expansion DCA as a result of Freedom Airlines' alleged failure to maintain a specified on-time arrival rate with respect to its CRJ-900 Delta Connection flights during each of the four months of March, April, May and June 2008, as well as Freedom Airlines' alleged failure, during the months of March, April, and June 2008 to maintain a specified completion rate. The Company ceased operating these aircraft as of November 2, 2008. The Expansion DCA contributed 3.1% and 0% to the Company's revenue for the year ended September 30, 2008 and 2007, respectively.

ERJ Program

As of December 31, 2008, we operated 34 ERJ-145 aircraft and subleased 2 ERJ-145 to a third party. We acquired 36 ERJ-145s through a June 1999 agreement with Empresa Brasiliera de Aeronautica S.A. ("Embraer").

Beechcraft 1900D

As of December 31, 2008, we owned 20 Beechcraft 1900D aircraft. The net book value of these aircraft is included within "Assets of Discontinued Operations" on the consolidated balance sheets.

On May 16, 2008, the Company sold all 14 of its previously leased Beechcraft 1900D aircraft. All 14 were sold to Raytheon Aircraft Company and Raytheon Aircraft Credit Corporation (collectively "Raytheon") pursuant to an agreement reached between the parties regarding such planes. The Company sold the aircraft "as is," made a payment of $500,000, and in return Raytheon eliminated approximately $28 million of long-term debt due to Raytheon associated with such aircraft. This transaction resulted in a net gain of $5.8 million, which amount is recorded in extinguishment of debt in the accompanying consolidated statement of operations.

Dash-8

As of December 31, 2008, we had 16 Dash-8 aircraft in operation; 6 with US Airways Express and 10 with United Express. The Company leases all 16 Dash-8 aircraft with four of the leases ending in 2009 and the remaining 12 ending in 2013.

Marketing

Our flight schedules are structured to facilitate the connection of our passengers with the flights of our code-share partners at their hub airports and to maximize local and connecting service to other carriers.

Under the Delta, United and US Airways revenue-guarantee code-share agreements, market selection, pricing and yield management functions are performed by our respective partners. For our *go!* operations in Hawaii, we make all decisions on market selection, pricing and yield management functions.

Under our code-share agreements, the code-share partner coordinates advertising and public relations within their respective systems. In addition, our traffic is impacted by the major airline partners' advertising programs in regions outside those served by us, with the major partners' customers becoming our customers as a result of through fares. Under pro-rate code-share arrangements, our passengers also benefit from through fare ticketing with the major airline partners and greater accessibility to our flights on computer reservation systems and in the Official Airline Guide.

Our independent flights are promoted through, and our revenues are generally believed to benefit from, newspaper and radio promotions and advertisements, promotions on our website www.iflygo.com, listings in computer reservation systems, the Official Airline Guide and through direct contact with travel agencies and corporate travel departments. Our independent operations utilize SABRE, a computerized reservation system widely used by travel agents, corporate travel offices and other airlines. The reservation systems of our code-share partners are also utilized in each of our other operations through their respective code-share agreements. We also pay booking fees to owners of other computerized reservation systems based on the number of passengers booked by travel agents using such systems.

Pursuant to the Joint Venture Agreement, Kunpeng Airlines' general manager and chief deputy general manager, who are the highest officers of Kunpeng Airlines, perform all management functions, including route selection and pricing. Our Chinese partner to the Joint Venture Agreement, Shenzhen Airlines, handles all public relations, branding and marketing on behalf of Kunpeng Airlines.

Competition

The airline industry is highly competitive and volatile. Airlines compete in the areas of pricing, scheduling (frequency and timing of flights), on-time performance, type of equipment, cabin configuration, amenities provided to passengers, frequent flyer plans, and the automation of travel agent reservation systems. Further, because of the Airline Deregulation Act, airlines are currently free to set prices and establish new routes without the necessity of seeking governmental approval. At the same time, deregulation has allowed airlines to abandon unprofitable routes where the affected communities may be left without air service.

We believe that the Airline Deregulation Act facilitated our entry into scheduled air service markets and allows us to compete on the basis of service and fares, thus causing major carriers to seek out further contractual agreements with carriers like us as a way of expanding their respective networks. However, the Airline Deregulation Act makes the entry of other competitors possible, some of which may have substantial financial resources and experience, creating the potential for intense competition among regional air carriers in our markets.

Fuel

Historically, we have not experienced problems with the availability of fuel, and believe that we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. Standard industry contracts generally do not provide protection against fuel price increases, nor do they ensure availability of supply. However, our revenue-guarantee code-share agreements with Delta, United and US Airways (regional jet and Dash-8) allow fuel used in the performance of the agreements to be reimbursed by our code-share partner, thereby reducing our exposure to fuel price fluctuations. In fiscal 2008 and during the first quarter of fiscal 2009, approximately 95.5% and 94.8%, respectively, of our fuel purchases were associated with our Delta, United and US Airways (regional jet and Dash-8) revenue-guarantee code-share agreements. During the first quarter of fiscal 2009, we hedged the remaining 5.2% of our fuel purchases. A substantial increase in the price of jet fuel, to the extent our fuel costs are not reimbursed, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Maintenance of Aircraft and Training

All mechanics and avionics specialists employed by us have the appropriate training and experience and hold the required licenses issued by the FAA. Using a combination of FAA-certified maintenance vendors and our own personnel and facilities, we maintain our aircraft on a scheduled and "as-needed" basis. We emphasize preventive maintenance and inspect our aircraft engines and airframes as required. We also maintain an inventory of spare parts specific to the aircraft types we fly. We provide periodic in-house and outside training for our maintenance and flight personnel and also take advantage of factory training programs that are offered when acquiring new aircraft.

Insurance

We carry types and amounts of insurance customary in the regional airline industry, including coverage for public liability, passenger liability, property damage, product liability, aircraft loss or damage, baggage and cargo liability and workers' compensation.

As a result of the terrorist attacks on September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for war-risk (terrorism) coverage, while at the same time, significantly increasing the premiums for this coverage as well as for aviation insurance in general. Given the significant increase in insurance costs, the federal government is currently providing insurance assistance under the Air Transportation Safety and System Stabilization Act. In addition, the federal government has issued war-risk coverage to United States air carriers that is generally renewable for 60-day periods. However, the availability of aviation insurance is not guaranteed and our inability to obtain such coverage at affordable rates may result in the grounding of our aircraft. Insurance costs are reimbursed under the terms of our revenue-guarantee code-share agreements.

Employees

As of December 31, 2008, we employed approximately 4,000 employees. Approximately 1,900 of our employees are represented by various labor organizations. Our continued success is partly dependent on our ability to continue to attract and retain qualified personnel.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act or RLA. Under the RLA, collective bargaining agreements generally contain "amendable dates" rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes often overseen by the National Mediation Board. Mesa Airlines' and Freedom Airlines' flight attendants are represented by the Association of Flight Attendants ("AFA"). Both contracts covering flight attendants became amendable in June 2006 and we are in the mediated negotiations with our flight attendants. The pilots of Mesa Airlines, Freedom Airlines and Air Midwest are collectively represented under a single contract by the Air Line Pilot Association ("ALPA"). Our contract with ALPA became amendable in September 2007. We recently reached a tentative agreement with our pilots, which is subject to a ratification vote by our pilots.

As of December 31, 2008, Kunpeng Airlines employed approximately 160 employees. The laws of China presently require a trade union to be established if requested by any 25 or more employees, but because no such request has been received, no such trade union has been established for Kunpeng Airlines. Each of Kunpeng Airlines' employees independently entered into an employment contract with Kunpeng Airlines in accordance with Chinese Law. Kunpeng Airlines has hired pilots from outside China as well as from flight training schools in China. However, hiring and retaining qualified pilots is one of the risks that could hinder the growth of Kunpeng Airlines.

Pilot turnover at times is a significant issue among regional carriers, particularly when major carriers are hiring experienced commercial pilots away from regional carriers. During the first and second quarters of fiscal 2008, the Company experienced higher than average turnover as a result of hirings by major carriers. In addition, changes to the aircraft fleet, especially the addition of new aircraft types, or transitions from one operating entity to another, can result in pilots upgrading between aircraft types and as a result, becoming unavailable for duty during the extensive training periods required. No assurances can be made that pilot turnover will not become a significant problem in the future, particularly if major carriers expand their operations. Similarly, there can be no assurance that a sufficient number of new pilots will be available to support any future growth of the Company.

No other Mesa subsidiaries are parties to any other collective bargaining agreement or union contracts.

Investment Activities

On December 22, 2006, our wholly-owned subsidiary, Ping Shan, entered into the Joint Venture Agreement with Shan Yue and Shenzhen Airlines, pursuant to which the parties formed Kunpeng Airlines, an equity joint venture company organized under the laws of the Peoples Republic of China. As of September 30, 2008, we had contributed $6.5 million in capital contributions to the joint venture in accordance with the terms of the Joint Venture Agreement. Under the terms of such Agreement, the Company is required to contribute an additional RMB 196,000,000 (approximately $28.6 million at September 30, 2008) prior to May 16, 2009.

In the third quarter of fiscal 2008, we entered into a letter of intent to sell our interest in Chinese carrier Kunpeng Airlines to Shenzhen Airlines, the majority shareholder, for $4.8 million. We engaged in extensive negotiations with Kunpeng Airlines over the terms of the proposed agreement during the past two quarters. A valuation of the interest was conducted by both companies, resulting in Mesa recording a loss on its investment in Kunpeng Airlines of $1.3 million as of the end of the fiscal year. This loss reflected the then expected proceeds from the sale of $4.8 million less the Company's investment of $5.8 million and estimated transaction costs of $300,000.

The Company also subleases five CRJ-200 regional jets to Kunpeng Airlines. These leases are not affected by the LOI. Total sublease revenue for the year ended September 30, 2008 and for the three months ended December 31, 2008 was $4.4 million and $1.3 million, respectively. At December 31, 2008, the Company had gross receivables from Kunpeng Airlines of approximately $4.5 million.

On February 26, 2009, we entered into an agreement with Shenzhen Airlines relating to Kunpeng Airlines. Under the agreement, Mesa will sell its interest in Kunpeng Airlines to Shenzhen or its nominee, outstanding aircraft lease payments owed by Kunpeng Airlines to Mesa will be settled and Mesa's lease of five CRJ-200 aircraft to Kunpeng Airlines will terminate pursuant to mutually acceptable definitive documentation. In total, Mesa will receive $4.5 million, which amount will be offset by Mesa's return of security deposits totaling $0.9 million. Based on the terms agreed to in the agreement, the Company will record a loss on equity method investment in the second quarter 2009. Although the parties expect to consummate the transactions contemplated by the agreement by mid-April 2009, no assurance can be given that the parties will close within such timeframe. We expect the Kunpeng aircrafts to be returned to the Company in April 2009.

In fiscal 2007, we participated with a private equity fund in making an investment, through a limited liability limited partnership, in the preferred shares of a closely held emerging markets payment processing related business (the "2007 Investee"). Through our subsidiary Patar, Inc., we invested $1.3 million, which represents approximately 19.6% of the 2007 Investee's preferred stock. In fiscal 2008, due to the improbability of recovering our investment, we wrote-off the remaining $0.8 million of the investment.

In fiscal 2006, the Company participated with a private equity fund in making an investment in the Common Stock and notes of a closely held airline related business (the "2006 Investee"). The Company, through its subsidiary Nilchii, invested $15.0 million, which represents approximately 20% and 11.8% of the 2006 Investee's Common Stock and notes, respectively. On December 17, 2008, the Company received a letter from the managing member of the private equity fund requesting that, pursuant to the terms of the governing limited liability company agreement, the Company purchase from the 2006 Investee $3.0 million in aggregate principal amount of notes by December 31, 2008. In January 2009, we sent a response letter to the managing manager seeking to discuss options going forward. As of the date of this prospectus, the Company has not heard anything further from the managing manager. In the event Company does not meet its obligations, it will suffer dilution of its equity interest in the 2006 Investee.

Each of these investments are being accounted for under the equity method of accounting.

Property

Our primary property consists of the aircraft used in the operation of our flights. The following table lists the aircraft owned and leased by the Company as of December 31, 2008:

	Number of Aircraft				
Type of Aircraft	**Owned**	**Leased**	**Total**	**Operating on December 31, 2008**	**Passenger Capacity**
CRJ-200/100 Regional Jet	2	48	50	43(1)	50
CRJ-700 Regional Jet	8	12	20	20	66
CRJ-900 Regional Jet	14	24	38	38	86
Embraer 145 Regional Jet	-	36(2)	36	34	50
Beechcraft 1900D	20	-	20(3)	-	19
Dash-8	-	16	16	16	37
Total	44	136	180	151	

   (1)   Includes five CRJ-200's currently subleased to Kunpeng Airlines and two non-revenue generating operational spares.
   (2)   Two ERJ-145 jets are currently being subleased to an unaffiliated airline, Trans States Airlines.
   (3)   These aircraft are associated with Air Midwest and are included within assets of discontinued operations.

See "Business — Airline Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion regarding the Company's aircraft fleet commitments.

In addition to aircraft, we have office and maintenance facilities to support our operations. Our facilities are summarized in the following table:

Type	**Location**	**Ownership**	**Approximate Square Feet**
Headquarters	Phoenix, AZ	Leased	36,000
Administration	Phoenix, AZ	Leased	24,000
Training	Mesa, AZ	Leased	21,000
Hangar/Office	Phoenix, AZ	Leased	22,000
Engine Shop & Commissary	Phoenix, AZ	Leased	25,000
RAS Office/Component Overhaul Facility	Phoenix, AZ	Leased	19,000
Customer Service Training/Storage	Phoenix, AZ	Leased	10,000
Office (East Coast)	Charlotte, NC	Leased	5,500
Hangar	Charlotte, NC	Leased	30,000
Hangar	Columbia, SC	(1)	20,000
Hangar	Columbia, SC	(1)	35,350
Hangar	Grand Junction, CO	(1)	25,000

Hangar/Office	Wichita, KS	(1)	20,000
Training/Administration	Farmington, NM	(1)	10,000
Hangar	Farmington, NM	(1)	24,000
Hangar/Office	Dubois, PA	(1)	23,000
Hangar	Orlando, FL	Leased	18,693
Office	Honolulu, HI	Leased	7,793
Hangar	Chicago, IL	Leased	16,448

(1) Building is owned, underlying land is leased.

We lease ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports we serve and staff those facilities with our personnel. Delta, United and US Airways also provide facilities, ticket handling and ground support services for us at certain airports.

Our corporate headquarters, administration and training/administrative facilities in Phoenix and Mesa, Arizona are subject to long-term leases expiring on August 31, 2012, January 1, 2014 and August 8, 2012, respectively.

In March 2008, the Company signed a lease agreement to rent approximately 24,000 square feet for administrative purposes. The lease commenced April 1, 2008 with monthly rental in the amount of $41,744 until February 2010, in which the annual rent will increase by 3% each March 1 during the remainder of the lease term.

We believe our facilities are suitable and adequate for our current and anticipated needs.

Legal Proceedings

Settlement Agreement

On January 9, 2007, Aloha Airlines filed suit against Mesa Air Group in the United States District Court for the District of Hawaii. The complaint sought damages and injunctive relief. Aloha Airlines alleged that Mesa's inter-island air fares were below cost and that Mesa was, therefore, violating specific provisions of the Sherman Act. Aloha Airlines also alleged breach of contract and fraud by Mesa in connection with two confidentiality agreements, one entered into in 2005 and the other in 2006. Mesa denied any attempt at monopolization of the inter-island market and further denied any improper use of the data furnished by Aloha Airlines while Mesa was considering a bid for Aloha Airlines during its bankruptcy proceedings. On November 28, 2008, Mesa entered into a settlement and release agreement ("Settlement Agreement"), effective as of November 28, 2008, with certain affiliates of The Yucaipa Companies LLC (collectively, "Yucaipa"), which purchased the Aloha Airlines suit in the bankruptcy case, relating to the action entitled *Aloha Airlines, Inc., et al. v. Mesa Air Group, Inc.* before the United States District Court for the District of Hawaii (Case No. CV 07-00007 DAE/BMK) (the "Action"). The Settlement Agreement fully and finally settles all issues and disputes that were raised, or could have been raised, by Yucaipa, Mesa, or Aloha Airlines in connection with the Action.

Pursuant to the Settlement Agreement, Yucaipa will fully and finally released Mesa and its affiliates, and Mesa will fully and finally released Yucaipa and its affiliates, from all past, present or future claims related to the Action, including all claims unknown at the time of execution of the Settlement Agreement, and/or arising out of certain non-disclosure agreements and Mesa's introduction of flight service into the Hawaiian inter-island market. Yucaipa's release, which will be effective February 29, 2009, includes the release of any claims relating to the Action that were or could have been brought by Aloha Airlines because Yucaipa previously acquired all of Aloha Airlines' interests and rights in the Action.

In consideration for Yucaipa's release, Mesa issued approximately 2.7 million shares of its Common Stock to Yucaipa and made a cash payment of $2 million to Yucaipa. Mesa has also agreed to register the shares of Common Stock it issues to Yucaipa with the Securities and Exchange Commission.

In addition, under the Settlement Agreement, Mesa and Yucaipa agreed to establish a licensing and profit sharing arrangement whereby, in the event that Yucaipa is able to acquire from Aloha Airlines in an upcoming bankruptcy court auction the rights to the names "Aloha" and "Aloha Airlines," Yucaipa will enter into a license agreement with Mesa to license such names to Mesa for ten years (the "Term") in exchange for royalty payments by Mesa and Mesa will pay to Yucaipa a set percentage of the pre-tax operating profits from Mesa's operations in the Hawaiian inter-island market. Specifically, for each year during the Term, Mesa will pay Yucaipa 1% of the passenger ticket revenue generated from all Hawaiian inter-island flight operations, subject to a minimum annual revenue payment of $600,000 (the "Revenue Payments"), and will also pay Yucaipa 30% of the pre-tax operating profits from Mesa's operations in the Hawaiian inter-island market less the Revenue Payments.

If Mesa ceases inter-island flight operations in Hawaii, Mesa has the right to terminate the licensing and profit sharing arrangement. Mesa will provide Yucaipa with a $5 million promissory note payable over five years, at LIBOR +350 basis points interest, reset quarterly, that will become payable if Mesa ceases operations in the Hawaiian inter-island market or breaches the Settlement Agreement. If, at the end of the first five years of the Term, the note has not become payable as a result of Mesa's cessation of operations or breach, the principal owing on the note will decrease automatically on a straight-line basis over the remaining five years of the Term. If Mesa ceases operations in Hawaii or breaches the Settlement Agreement during the final five years of the Term, the amount payable on the note would be the principal remaining at the time of such cessation or breach. The note will be secured by a first priority lien on certain Mesa assets with a fair market value equal to 125% of the principal amount of the note.

The Settlement Agreement also provides that the parties will take certain further actions to seek the dismissal, with prejudice, of the entire Action.

Amended DCA

On March 28, 2008, Delta notified the Company of its intent to terminate the Amended DCA among Delta, the Company, and the Company's wholly owned subsidiary, Freedom Airlines, alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February 2008. Following Delta's termination notification, the Company filed a complaint on April 7, 2008 in the United States District Court for the Northern District of Georgia (the "District Court") seeking declaratory and injunctive relief. An evidentiary hearing was conducted on May 27 through May 29, 2008. Following the hearing, the District Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Amended DCA covering the ERJ-145 aircraft operated by Freedom Airlines, based on Freedom Airlines' completion rate prior to April 2008, pending a final trial at a date to be determined by the District Court. On June 27, 2008, Delta filed a notice of appeal with the 11th Circuit Court of Appeals (the "Court of Appeals") and on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. The Company responded to Delta's motion in accordance with the applicable rules and the Court of Appeals, after reviewing the filings, denied Delta's request. Delta and the Company have fully briefed the issues on appeal and oral arguments in the Court of Appeals was held on January 30, 2009.

Expansion DCA

On August 1, 2008, Delta notified the Company of the termination of the Expansion DCA citing an alleged failure to meet certain contractual benchmarks contained in the Expansion DCA. Specifically, the notice states that Delta is terminating the Expansion DCA as a result of Freedom Airlines' alleged failure to maintain a specified on-time arrival rate with respect to its CRJ-900 Delta Connection flights during each of the four months of March, April, May and June 2008, as well as Freedom Airlines' alleged failure, during the months of March, April and June 2008 to maintain a specified completion rate. Mesa strongly denies having violated the Expansion DCA and intends to challenge Delta's decision. We believe the airport hub in which the CRJ-900 aircraft are operated and the schedules created by Delta, significantly impact our ability to meet the contract performance benchmarks. In particular, we believe the operating environment at New York's JFK airport presents significant challenges to meet the performance requirements.

Aircraft Engine Dispute with Delta

On August 6, 2008 Mesa filed a complaint against Delta seeking the return of seven aircraft engines that Delta improperly retained possession of following the termination of an engine maintenance memorandum of understating executed between Mesa and Delta. Delta claimed its retention of these engines was justified as a means to secure recovery of certain disputed amounts related to the memorandum of understating. The memorandum of understanding does not contain provisions regarding Delta's claims and does not permit Delta's retention of the engines. Delta did not have a legal basis upon which to retain continued unauthorized possession of the engines. On or about August 13, 2008, Delta returned possession of the engines at issue. On August 22, 2008, Delta recorded mechanics' liens on the engines and filed a counterclaim seeking to foreclose on the liens as well as seeking certain payments allegedly related to the memorandum of understanding. Mesa's action filed in the United States District Court for the District of Arizona sought the immediate return of all engines currently in Delta's possession and/or control, forfeiture of all claimed liens, as well as damages related to Delta's improper retention of the engines. On November 12, 2008, the court heard oral arguments on Mesa's motion to dismiss Delta's purported liens and Delta's motion to foreclose on the liens. On November 14, 2008, the court ruled that Delta forfeited its lien claims as a result of its failure to comply with the timelines set out in the Georgia lien statute. The parties' competing claims for money damages are still pending before the court. A judgment in Delta's favor for damages related to its counterclaim could have a material adverse impact on our financial condition or results of operations.

Litigation with Mokulele

On October 20, 2008, Mesa filed a complaint against Mokulele Air Group, Inc. ("Mokulele") alleging claims for breach of contract related to certain amounts owed to the Company by Mokulele under the code-share agreement dated February 7, 2007. Mesa's complaint was filed in the United States District Court for the District of Arizona. On November 4, 2008, Mokulele filed a complaint in the United States District Court for the District of Hawaii alleging claims for breach of the code-share agreement, attempted monopolization in violation of the Sherman Anti-Trust Act and unfair competition under Hawaii statutes. On November 7, 2008, Mesa amended its complaint filed in the District Court of Arizona to add claims for breach of contract, breach of the covenant of good faith and fair dealing, breach of an open account, unjust enrichment, coercion, trademark infringement in violation of the Hawaii and Arizona statutes and the federal Lanham Act, misappropriation of trade secrets, deceptive trade practices and unfair competition. This litigation is in the initial stages and the Company strongly denies having violated any statutory or common law duties owed to Mokulele.

Other

We are also involved in various legal proceedings and FAA civil action proceedings that the Company does not believe will have a material adverse effect upon the Company's business, financial condition or results of operations, although no assurance can be given to the ultimate outcome of any such proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of the executive officers and directors of the Company and certain additional information:

Name	Age	Position
Jonathan G. Ornstein	51	Chairman of the Board and Chief Executive Officer
Michael J. Lotz	49	President and Chief Financial Officer
Paul Foley	56	Executive Vice President and Chief Operating Officer
Brian S. Gillman	39	Executive Vice President, General Counsel and Secretary
Michael Ferverda	64	Senior Vice President - Operations
David K. Butler	53	Senior Vice President, Administration & Human Resources
Daniel J. Altobello	68	Director
Robert Beleson	58	Director
Carlos E. Bonilla	54	Director
Joseph L. Manson	59	Director
Peter F. Nostrand	61	Director
Maurice A. Parker	63	Director
Richard R. Thayer	51	Director

Jonathan G. Ornstein was appointed President and Chief Executive Officer of Mesa Air Group, Inc. effective May 1, 1998. Mr. Ornstein relinquished his position as President of the Company in June 2000. From April 1996 to his joining the Company as Chief Executive Officer, Mr. Ornstein served as President and Chief Executive Officer and Chairman of Virgin Express S.A./N.V., a European airline. From 1995 to April 1996, Mr. Ornstein served as Chief Executive Officer of Virgin Express Holdings, Inc. Mr. Ornstein joined Continental Express Airlines, Inc., as President and Chief Executive Officer in July 1994 and, in November 1994, was named Senior Vice President, Airport Services at Continental Airlines, Inc. Mr. Ornstein was previously employed by the Company from 1988 to 1994, as Executive Vice President and as President of the Company's WestAir Holding, Inc. subsidiary.

Michael J. Lotz, President and Chief Financial Officer ("CFO"), joined the Company in July 1998. In January 1999, Mr. Lotz became Chief Operating Officer ("COO"). In August 1999, Mr. Lotz became the Company's CFO and in January 2000 returned to the position of COO. On June 22, 2000, Mr. Lotz was appointed President of the Company. In June 2006, after our then acting CFO resigned, Mr. Lotz again assumed the position of CFO. Upon the appointment of Mr. Foley as the Company's COO, Mr. Lotz resigned as COO, but remained as the Company's President and CFO. Prior to joining the Company, Mr. Lotz served as Chief Operating Officer of Virgin Express, S.A./N.V., a position he held from October 1996 to June 1998. Previously, Mr. Lotz was employed by Continental Airlines, Inc., most recently as Vice President of Airport Operations, Properties and Facilities at Continental Express.

Paul Foley, Executive Vice President and Chief Operating Officer, joined the Company in October 2008. From September 1999 until September 2008, Mr. Foley served as President and Chief Executive Officer of MAIR Holdings Inc. ("MAIR"), a holding company for regional air carriers, as well as a member of its Board of Directors. In addition, from September 1999 until October 2002, Mr. Foley also served as President and Chief Executive Officer of Mesaba Aviation, a regional air carrier based in Minneapolis, Minnesota and formerly a subsidiary of MAIR. Mr. Foley received at Bachelor of Science from Cornell University and a Master of Business Administration from Southern Methodist University.

Brian S. Gillman, Executive Vice President, General Counsel and Secretary, joined the Company in February 2001. From July 1996 to February 2001, he served as Vice President, General Counsel and Secretary of Vanguard Airlines, Inc. in Kansas City, Missouri. From September 1994 to July 1996, Mr. Gillman was a corporate associate in the law firm of Stinson, Mag & Fizzell, P.C., Kansas City, Missouri. Mr. Gillman received his Juris Doctorate and B.B.A. in Accounting from the University of Iowa in 1994 and 1991, respectively.

Michael Ferverda, Senior Vice President — Operations and Chief Deputy General Manager of Kunpeng Airlines, joined the Company in 1990. He was appointed President of Freedom Airlines in May 2002 and Senior Vice President — Operations in February 2003. Prior to the appointments, Mr. Ferverda served as the Senior Vice President of Operations for Mesa Airlines, Inc. Mr. Ferverda has served the Company in various capacities including pilot, Flight Instructor/Check Airman, Assistant Chief Pilot, FAA Designated Examiner, FAA Director of Operations and Divisional Vice President. Mr. Ferverda was a pilot with Eastern Airlines from 1973 to 1989. Prior to joining Eastern Airlines, Mr. Ferverda served as an Aviator in the United States Navy. Mr. Ferverda is a graduate of Indiana University.

David K. Butler, Senior Vice President, Administration & Human Resources, joined the Company in November 2006. From August 2003 to November 2006, he served as Vice President for Human Resources of Arizona State University in Tempe, Arizona. From May 1999 to August 2003, he served as Vice President for Human Resources for the Durham and Manchester campuses of the University of New Hampshire. Mr. Butler received his Master of Arts in Organizational Management from the University of Phoenix in 1998 and he received his Bachelor of Arts in Human Services from California State University in 1980.

Daniel J. Altobello has served as a director of the Company since January 1998 and is the current Lead Director. Mr. Altobello also serves as a member of the Compensation Committee and as an ex-officio non-voting member of the Nominating & Corporate Governance Committee. Mr. Altobello is currently the Chairman of Altobello Family Partners, an investment company and is the retired Director and Chairman of Onex FoodServices, the parent corporation of Caterair International, Inc. and LSG/SKY Chefs. From 1989 to 1995, Mr. Altobello served as Chairman, President and Chief Executive Officer of Caterair International Corporation. From 1979 to 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation, including Executive Vice President of Marriott Corporation and President of Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University as Vice President of Administration Services. He is a member of the board of directors of Friedman, Billings and Ramsey Group, Inc., Diamond Rock Hospitality Trust and JER Investors Trust, all reporting companies, and an advisory director of Thayer Capital Partners, a private company. He is a trustee of Loyola Foundation, Inc. Mr. Altobello obtained a Bachelor of Arts in English from Georgetown University and a Master of Business Administration from Loyola College.

Robert Beleson was elected as a director of the Company in October 2003. Mr. Beleson also serves as Chairman of the Nominating & Corporate Governance Committee and is a member of the Audit Committee. In November 2004, he became the Chief Executive Officer of Christiana Spirits Incorporated and served in that capacity until September 2007. Mr. Beleson is also an equity investor in Christiana Spirits Incorporated and currently serves as its Chairman. Since May 2002, Mr. Beleson has also provided marketing and strategic planning consulting services to select clients in the aviation and wine and spirit industries. This consulting service was formally organized as Brookfield Marketing, L.L.C. on October 1, 2003. From July 2001 to April 2002, he served as Chief Marketing Officer for Avolar, a former division of United Airlines. From March 1996 to December 2000, he served as President of M. Shanken Communications, Inc., New York, New York. From May 1991 to February 1996, he served as Chief Marketing Officer for Playboy Enterprises. Mr. Beleson received a Bachelor of Science from Cornell University School of Industrial and Labor Relations and a Master of Business Administration from Harvard Business School.

Carlos E. Bonilla was elected as a director of the Company in April 2006. Mr. Bonilla also serves as a member of the Compensation Committee. He is currently a Government Affairs specialist in private practice. Prior to that, he served as Senior Vice President of the Washington Group, a government relations firm and was with such firm from March 2003 until November 2008. He previously served, from January 2001 until March 2003, as a Special Assistant to President George W. Bush, focusing on a variety of transportation and pension issues. Mr. Bonilla received a Bachelor of Arts in economics from American University and a master of arts in economics from Georgetown University.

Joseph L. Manson has been a director of the Company since July 2001. Mr. Manson also serves as a member of the Nominating & Corporate Governance Committee. Mr. Manson joined the Washington, D.C. office of the law firm Baker & Hostetler LLP as a partner in February 2005. Prior to joining Baker & Hostetler, Mr. Manson was employed with Piper Rudnick LLP (which merged with Verner Liipfert Bernhard McPherson and Hand) since 1974. Mr. Manson received a bachelor of science from the University of Virginia and a Doctorate in Jurisprudence from Emory University.

Peter F. Nostrand was elected as a director of the Company in April 2005. Mr. Nostrand also serves as Chairman of the Compensation Committee and is a member of the Audit Committee. He is currently the Chairman Emeritus, SunTrust, Greater Washington where he has served in a variety of functional divisions including International, National, Energy, Commercial and Retail beginning in June 1973. Mr. Nostrand received a Bachelor of Arts from Amherst College and a master of education from the University of Virginia.

Maurice A. Parker has been a director of the Company since November 1998. Mr. Parker served as Executive Director of Regional Aviation Partners from April 2001 until October 2008. From 1978 to January 1997, Mr. Parker served as a Federal Mediator for the National Mediation Board of the United States government. From 1997 to the present, Mr. Parker has worked as an independent arbitrator, mediator and consultant. Mr. Parker obtained a Bachelor of Science in technical education from the University of Houston and a Doctorate in Jurisprudence from South Texas College of Law.

Richard R. Thayer was elected as a director of the Company in April 2006. Mr. Thayer also serves as Chairman of the Audit Committee and is a member of the Nominating & Corporate Governance Committee. He is currently the Executive Vice President, Finance at Philadelphia Media Holdings LLC and its principal subsidiary Philadelphia Newspapers LLC, publisher of the Philadelphia Inquirer and the Philadelphia Daily News. Prior to joining Philadelphia Media Holdings LLC, he was Managing Director at J.P. Morgan Securities, Inc. He has over twenty-five years experience in the banking and securities industries at J.P. Morgan and its predecessor banks including, Managing Director, in its Restructuring, Syndicated & Leveraged Finance and Global Transportation groups. Mr. Thayer obtained a Bachelor of Science from the Wharton School, University of Pennsylvania with a dual major in Finance and Marketing.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

The following paragraphs describe the material elements of the Company's compensation objectives and policies and the application of these objectives and policies to the Company's executive officers, particularly the individuals named in the Summary Compensation Table on page 88 of this prospectus.

The following discussion and analysis should be read in conjunction with the "Summary Compensation Table" and related tables that are presented in this prospectus.

Executive Summary

The purpose of this compensation discussion and analysis is to provide information about each material element of compensation that we pay or award to, or that is earned by, our Named Executive Officers. For our 2008 fiscal year, our Named Executive Officers were:

- Jonathan G. Ornstein, our Chairman and Chief Executive Officer;

- Michael J. Lotz, our President and Chief Financial Officer;

- Brian S. Gillman, our Executive Vice President and General Counsel and Secretary

- Michael Ferverda, our Senior Vice President-Operations; and

- David K. Butler, our Senior Vice President, Administration & Human Resources

William Hoke, our former interim Chief Financial Officer is also a Named Executive Officer in this prospectus because he was employed by the Company in fiscal 2008 and therefore, disclosure regarding his compensation is required. Following Mr. Hoke's resignation on June 6, 2008, Mr. Lotz took over as the Company's Chief Financial officer. On October 3, 2008, Paul Foley was appointed as the Company's Chief Operating Officer and it was determined that Mr. Lotz would resign as Chief Operating Officer but remain the Company's President and Chief Financial Officer.

The following discussion and analysis addresses and explains the numerical and related information contained in the summary compensation tables and includes actions regarding executive compensation that occurred after the end of our 2008 fiscal year, including the award of bonuses related to 2008 performance.

Executive Compensation Philosophy and Objectives

The Company's executive compensation policies, as endorsed by the Compensation Committee and embodied in our employment agreements with executives, have been designed to provide a balanced compensation program that will assist the Company in its efforts to attract, motivate and retain talented executives who the Compensation Committee and senior management believe are important to the long-term financial success and growth of the Company. The Company seeks to provide a balanced compensation program consisting of base salaries, cash incentives, equity-based incentives, perquisites and deferred compensation, but to emphasize incentive compensation that will:

- be competitive in the marketplace;

- permit us to attract and retain highly qualified executives;

- encourage extraordinary effort on behalf of the Company;

- reward the achievement of specific financial goals by the Company, which aligns the interests of management with the interests of our shareholders; and

- be financially sound.

The Company strives to allocate a significant percentage of total compensation to incentive compensation. The more responsibility executives have over time, the more their pay is determined by the degree to which certain performance goals are reached. We refer to that part of compensation as "at risk" pay and it is a fundamental way in which the Company aligns executive pay with shareholder interests. For example, as described in greater detail below, for our senior executive officers cash incentive bonuses can equal a significant percentage of base salary if maximum performance thresholds are achieved.

This compensation philosophy translates into the following two principles in our executive compensation design:

1.   Base salary should decrease as a percentage of total direct compensation as the executive's responsibilities increase.

As employees move to higher levels of responsibility with more direct influence over the Company's performance, they have a higher percentage of pay at risk.

2.   The ratio of long-term incentive compensation (equity) to short-term incentive compensation (cash) should increase as the executive's responsibilities increase.

We expect our executives to focus on the Company's long-term success in achieving profitable growth and generating greater shareholder return. The compensation program is designed to motivate executives to take actions best aligned toward achieving such goals. Executives in positions that most directly affect corporate performance should have as their main priority profitably growing the Company. Receiving part of their compensation in the form of equity reinforces the link between their actions and shareholders' investment. Equity ownership encourages executives to behave like owners and provides a clear link with shareholders' interests.

The Company believes that its compensation policies have been, thus far, successful in motivating and retaining its executive officers, as evidenced by the limited turnover in its executive officer ranks in recent years.

Role of the Compensation Committee and Management in Setting Compensation

Role of the Compensation Committee.

The Compensation Committee primarily administers the Company's cash compensation plans and employee stock option and award plans, and it has the responsibility for recommending the allocation of cash and other compensation, as well as equity awards and discretionary bonuses to senior executive officers of the Company. With respect to the compensation paid to Messrs. Ornstein and Lotz, however, the Compensation Committee's recommendations must comport with the terms of such executive officers' employment agreements. The entire Board of Directors regularly reviews the Compensation Committee decisions relating to executive compensation. The Compensation Committee consists of three non-employee directors, Messrs. Altobello, Bonilla and Nostrand, all of whom are "independent" according to NASDAQ standards and "disinterested" as required by Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Role of Management.

At the beginning of each fiscal year, our CEO evaluates the performance of our President; and the CEO and President evaluate the performance of the other executive officers against the strategic operating plan for the prior fiscal year. In addition, the CEO's and the President's evaluations of individual performance also focus on executive officers' leadership abilities, including their professional development and mentoring of their direct reports. This additional evaluation is carried out by evaluating, on a quarterly basis, each executive officer's performance against a set of performance factors mutually set and agreed upon by the executive officer and the CEO or President, as the case may be.

The CEO and President then develop compensation recommendations for the other executive officers, although the CEO's recommendations regarding the President's compensation must comport with the terms of the President's employment agreement. Factors that are weighted in making individual target compensation recommendations include:

- the performance review conducted by the CEO and/or the President;

- financial condition of the Company;

- value of the job at other regional competitors and/or marketplace;

- relative importance of the position within the Company;

- individual tenure and experience; and

- individual contributions to the Company's results.

The CEO or President review of an executive officer's performance with respect to his or her performance factors is not directly tied to the executive officer's compensation. Such reviews, however, heavily influence the CEO's and/or President's assessment of an executive officer's readiness for the types of responsibilities typically associated with a particular position. Once an executive officer's role and responsibilities are defined, "value of the job at other regionals or marketplace" and "relative importance of the position within the executive ranks" are the most determinative factors in setting the proper compensation plan for that executive officer, adjusted to take into consideration the executive officer's tenure and experience.

At the Committee's regularly scheduled meeting in November, the Committee reviews and considers the CEO and President's compensation recommendations for each executive officer. The other executive officers, except as described above, do not play a role in setting executive officer compensation.

Compensation Methodologies; Role of Consultants and Benchmarking

The Compensation Committee periodically assembles, with the assistance of independent executive compensation consultants, competitive market information about executive compensation from a periodic review of companies included in a peer group, other competitive market compensation information, executive compensation trends, our business needs, and our financial performance compared to peers. The Committee reviews this competitive information together with performance assessments of our executives and recommendations provided by the CEO and President. The Committee obtained such information from Frederick W. Cooke & Co. ("FWC") in April 2004 and utilized such information in setting the compensation for Messrs. Ornstein and Lotz when the Company entered into their respective employment agreements.

Generally, the Committee's goal is to set executive officers' compensation levels to fall within the median to upper quintiles of surveyed companies, with guaranteed salary levels to remain reasonably consistent with median to upper quintile rates. For fiscal 2008, based on Company performance, total compensation for all of the named executive officers was at or above the market median.

In determining what it believes to be market median for executive positions, the Committee obtained information from FWC regarding competitive market compensation data available from the proxy statements of peer group companies selected by the Committee. The peer group utilized for setting the compensation for Messrs Ornstein and Lotz in their 2004 employment agreements consisted of publicly traded regional and national air carriers that are headquartered in the United States with whom the Company competes for employees with similar skills.

Our management worked with FWC to make specific recommendations to the Committee with regard to compensation based upon the market data and management's assessment of the performance of each individual executive officer (other than the CEO). For the CEO, the Committee conducts the performance assessment. Compensation amounts realized from past years and prior year equity awards are generally not considered in the current year's determination of each individual's compensation package, although the terms of the employment agreements with the Company's CEO, Mr. Ornstein, and the Company's President and Chief Financial Officer, Mr. Lotz, generally dictate compensation determinations regarding such officers. The impact of tax or accounting treatments for particular forms of compensation also are generally not considered, except to the extent they reflect industry norms.

The Compensation Committee reviews and approves on an annual basis the evaluation process and compensation structure for the Company's senior officers. The Committee evaluates, with the CEO's and President's input, the Company's other executive officers and approves the annual compensation, including salary, bonus, incentive and equity compensation, for such officers. The Committee also provides oversight of management's decisions concerning performance and compensation of other Company officers. The Committee generally meets in the first quarter of each year to review and recommend changes to annual and incentive compensation.

Compensation Program Design and Elements of Compensation

The principal components of compensation for our named executive officers are:

- base salary and benefits;

- short-term cash incentive compensation;

- long-term equity-based compensation;

- perquisites;

- severance and change in control plans; and

- retirement benefits in the form of deferred compensation.

Base Salary and Benefits

Base salary and broad-based benefits, which are not at risk, are designed to attract and retain executives by providing fixed compensation based on competitive market practice, relative to the skills, experience and expected contributions of each executive officer of the Company.

Base salaries and broad-based benefits for Messrs. Ornstein, Lotz, and Gillman are set in their respective employment agreements, which are described below in the "Employment and Change of Control Arrangements" section. The base salaries for Messrs. Ferverda, Butler and Hoke were set based on a review of comparative market information for similar situated positions in the airline industry. Our Compensation Committee reviews base salaries annually and targets base pay for executive officers at the median to upper quintiles of the comparison groups and adjusts, as appropriate, for tenure, performance and variations in actual position responsibilities from position descriptions in the comparison groups. We took into account compensation levels payable to executives in our industry and reviewed executive compensation information with regard to comparably-sized companies. We further considered the increasingly active market (and correspondingly increased cash and equity compensation levels) for executives with established track records, and potential costs to the Company if replacement management executives were required. We also took into account information concerning employment opportunities with third parties available to our named executive officers, and the importance of retaining their services in areas such as operational leadership and continuing interactions with stakeholders. We continue to consider market conditions with respect to the compensation of all of our executives.

The approved 2008 base salaries, as compared to 2007 salaries, include the following for the Named Executive Officers:

- Jonathan G. Ornstein, Chairman and Chief Executive Officer - $450,000 (2007 - $450,000);

- Michael J. Lotz, President and Chief Operating Officer - $400,000 (2007 - $400,000);

- Brian S. Gillman, our Executive Vice President and General Counsel - $190,000 (2007 - $150,000);

- Michael Ferverda, our Senior Vice President – Operations - $100,000 (2007 - $90,173);

- David K. Butler, our Senior Vice President, Administration and Human Resources - $150,000 (2007 $120,000).

Mr. Hoke, our former interim Chief Financial Officer, received a base salary of $140,000 in fiscal 2008, as compared to a base salary of $140,000 in fiscal 2007, although, due to his resignation, he earned a total of $101,885 in base compensation during 2008.

Our Named Executive Officers are eligible to participate in employee benefit plans generally available to our employees, including medical, health, life insurance and disability plans and are also eligible to participate in the Company's 401(k) plan, and receive Company matching contributions, which are generally available to our employees. Information concerning perquisites, which, by definition, are not generally available to our employees are described in greater detail below.

Short-Term Cash Incentive Compensation

The Compensation Committee views cash incentive compensation as a means of closely tying a significant portion of the total potential annual cash compensation for executives to the financial performance of the Company. Our cash incentive compensation plans are designed to reward individuals for the achievement of certain defined financial objectives of the Company, namely earnings per share growth.

Incentive bonuses for Messrs. Ornstein and Lotz, which are set forth in their respective employment agreements, are payable quarterly and set at a prescribed percentage of base salary, based upon the quarterly performance year-over-year percentage growth in earnings per share ("EPS") of the Company. EPS was selected to align incentive compensation with corporate EPS goals and because the Compensation Committee believes investors may focus on EPS growth when valuing the Company's Common Stock. Under the employment agreements, earnings per share are defined as gross profit (loss) before taxes and one-time non-recurring items, divided by basic outstanding shares. The following table summarizes incentive bonuses that were potentially payable to each of Messrs. Ornstein and Lotz in fiscal 2008.

Name	Bonus Level	% Change EPS	Quarterly Amount	Annual Amount	Actual Annual Amount
Jonathan G. Ornstein, Chairman and Chief Executive Officer	Minimum	Positive	$13,125	$52,500	$-0-
	Threshold	5%	$26,250	$105,000	$-0-
	Target	10%	$52,500	$210,000	$-0-
	Maximum	15%	$105,000	$420,000	$105,000
Michael J. Lotz, President and Chief Operating Officer	Minimum	Positive	$10,000	$40,000	$-0-
	Threshold	5%	$20,000	$80,000	$-0-
	Target	10%	$40,000	$160,000	$-0-
	Maximum	15%	$80,000	$320,000	$80,000

In fiscal 2008, our loss per share changed from $(2.63) in fiscal 2007 to $(0.60). Our fourth quarter pro forma year-over-year EPS increased more than 15%. Accordingly, Messrs. Ornstein and Lotz received bonuses of $105,000 and $80,000, respectively, during the fourth quarter of fiscal 2008.

Mr. Gillman's employment agreement also provides for an incentive bonus equal to a minimum of 30% of his base salary, payable quarterly, if the Company is profitable. In addition, Mr. Gillman is eligible to receive an additional discretionary cash bonus in the aggregate of 31% to 100% of Mr. Gillman's salary at such time that the Board of Directors grants similar bonuses to other executives of the Company. Mr. Gillman's total compensation, including bonus levels, was set to provide a total compensation package commensurate with similarly situated executives. In fiscal 2008, Mr. Gillman received an incentive bonus of $38,269.

Mr. Hoke was not a party to an employment agreement with the Company. In accordance with his offer letter, Mr. Hoke was eligible to receive a bonus of up to $80,000 in fiscal 2008 based on the profitability of the Company and his individual performance. Mr. Hoke resigned effective June 6, 2008 and received a bonus of $55,769 for his service prior to resignation.

Similarly, Messrs. Ferverda and Butler are not a party to an employment agreement. Both are eligible to receive a target bonus of up to $80,000 based on the profitability of the Company and his individual performance. Messrs. Ferverda and Butler received bonuses of $32,346 and $49,333, respectively, in fiscal 2008.

The Company also, at times, pays discretionary cash bonuses to its Named Executive Officers. In fiscal 2008, the Company did not pay any discretionary cash bonuses to its named executive officers.

Long-Term Equity Based Compensation

The purpose of the Company's long-term incentive compensation plan is to provide a substantial equity incentive for our executive officers to manage the business for the long-term, complementing the annual bonus that rewards performance in a particular year, and to reward them for the performance of the Company and its common shares over multi-year periods. The Committee awards long-term compensation in the form of annual non-qualified stock option grants, and beginning in fiscal year 2006, restricted stock awards (in lieu of option grants). The Company believes granting restricted stock in lieu of stock options results in less dilution to existing shareholders, enables the Company to utilize its existing option plans longer (because the Company grants less restricted shares than options), and more accurately depicts the expense associated with such benefit. The Committee has not established any long-term incentive programs that are settled in cash because the Committee believes that stock settled programs offer better alignment between the interests of our executive officers and our shareholders.

Equity Plans

The Company has two active equity compensation plans – the Key Officer Stock Option Plan and the 2005 Employee Stock Incentive Plan. The Key Officer Stock Option Plan provides for options to be issued to the Chief Executive Officer and President at set dates for prescribed amounts.

The 2005 Employee Stock Incentive Plan permits the issuance of incentive and non-qualified stock options, restricted stock and performance shares, which are performance bonuses payable in either cash or shares. All employees of the Company or its subsidiaries, including the named executive officers, are eligible to participate in the plan, and awards are issued at the discretion of the Compensation Committee upon recommendation by the Chief Executive Officer. Options granted under the 2005 Employee Stock Incentive Plan are issued at the weighted average price of Common Stock on the date of grant, generally vest at the rate of one-third per year commencing one year after the grant date, have a 10-year term and are subject to standard option provisions, including the requirement of continued employment and provisions to deal with termination of employment due to retirement, death or disability. Shares of restricted stock granted under the plan are issued at the weighted average price of Common Stock on the date of grant and typically vest in one-third increments over a three-year period.

Equity Awards

Although the employment agreements for Messrs. Ornstein, Lotz and Gillman provide for annual option grants, each of these individuals entered into a restricted stock agreement with the Company pursuant to which each agreed to forego their respective option grants in favor of annual restricted stock grants. Messrs. Ornstein, Lotz and Gillman are entitled to receive an amount of restricted stock equal to the net value of options to which each such person was otherwise entitled. However, none of our Named Executive Officers received restricted stock grants or any other equity awards in fiscal 2008.

Health and Welfare

The Committee has provided named executive officers with the same health and welfare benefits it provides all its other United States-based employees; including medical, dental and vision coverage, life and disability insurance, and, as discussed above, a defined contribution plan (401(k)). Messrs. Ornstein, Lotz and Gillman also have the option to participate in the Company's Deferred Compensation Plan.

Other Compensation Plans and Perquisites

Retirement Plans

The Company provides opportunities for all employees to save for retirement in three benefit plans: a voluntary defined contribution plan (401(k)), an employee stock purchase plan and a deferred compensation plan for certain executives with employment agreements. A deferred compensation plan is also made available to Messrs. Ornstein, Lotz and Gillman pursuant to the terms of their respective employment agreements. These plans are designed to provide competitive retirement benefits.

401(k)

The Company maintains a defined contribution retirement plan for all of its eligible employees in the United States under Section 401(k) of the Internal Revenue Code (the "401(k) Plan").

The 401(k) Plan offers the named executive officers and all other employees the opportunity to contribute up to 85% of their annual salary and bonus up to a specified maximum. In addition, the Company makes a matching contribution to each employee equal to 30% of an employee's contributions, with a cap of 10% of such employee's annual compensation. The rules of the Internal Revenue Code limit the compensation that may be used in applying any deferral election or matching contribution. In 2008, that limit was $16,500 (the "IRS Cap").

Perquisites

The Company provides executive officers with a limited number of perquisites that the Company and the Committee believe are reasonable and consistent with its overall compensation program, and necessary to remain competitive. The Committee periodically reviews the level of perquisites provided to the named executive officers. Costs associated with these perquisites are included under "All Other Compensation" in the Summary Compensation Table.

Retirement Benefits – Deferred Compensation

The Company offers the 2005 Mesa Air Group, Inc. Deferred Compensation Plan to provide certain members of management with the opportunity to save for retirement and accumulate wealth in a tax-efficient manner beyond what is available under the Company's 401(k) retirement savings plan. The Compensation Committee believes that the deferred compensation plan motivates and assists in the retention of key employees by providing them with greater flexibility in structuring the timing of their compensation payments. The deferred compensation plan is an important retention and recruitment tool for the Company, as the companies with which we compete for executive talent typically provide a similar plan to their senior employees.

The employment agreement for Mr. Ornstein requires the Company to make annual deferred compensation payments to an account for the benefit of Mr. Ornstein in an amount equal to his base salary ($450,000 in 2008) at the time of contribution. The employment agreement for Mr. Lotz requires the Company to make annual deferred compensation payments to an account for the benefit of Mr. Lotz in an amount equal to his base salary ($400,000 in 2008) at the time of contribution into a deferred compensation account for the benefit of Mr. Lotz. The employment agreement for Mr. Gillman requires the Company to contribute $50,000 per year into a deferred compensation account for Mr. Gillman's benefit. The Company becomes obligated to make these contributions on March 31st of each year. However, the contributions to the accounts of Messrs. Ornstein and Lotz are made in pro-rata monthly installments; the contribution to the account of Mr. Gillman is made in one lump sum on March 31st. Messrs. Ferverda and Butler do not, and Mr. Hoke did not, participate in any deferred compensation plans.

Severance and Change in Control Payments

It is our belief that the interests of shareholders will be best served if the interests of our senior management are aligned with them, and providing change of control benefits should eliminate, or at least reduce, any reluctance of senior management to pursue potential change of control transactions that may be in the best interests of shareholders. The salary multiple of the change of control benefits and use of the single trigger change of control benefits were determined after considering market data. In addition, the difference in salary multiples between executives was selected based on internal equities and demands of the job as well as the ability of the specific executive to find a similar position following a change of control. Relative to the overall value of the Company, the Compensation Committee believes these potential change of control benefits are reasonable. The cash components of any change of control benefits are paid lump-sum and are based upon a multiple of base salary plus bonus as described under the section entitled "Employment Agreements and Change of Control" with respect to each named executive officer entitled to such benefits.

Stock Ownership Guidelines

The Board has established share ownership guidelines for its members. Each non-employee member of the Board is strongly encouraged to hold shares of the Company's Common Stock having an acquisition value equal to one-year's retainer, with such ownership to be achieved within five years of joining the Board.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally prohibits a public company from taking an income tax deduction for compensation over one million dollars paid to the Chief Executive Officer and its four other highest paid executive officers unless certain conditions are met. While the anticipated tax treatment of base and incentive compensation is given some weight in making compensation decisions, the Compensation Committee has not adopted a policy of limiting awards of compensation to amounts that would be deductible under Section 162(m) because the Compensation Committee believes that awards of compensation which would not comply with the Section 162(m) requirements may at times further the long-term interests of the Company and its shareholders.

Summary Compensation Table

The following table sets forth compensation information for fiscal 2007 and 2008 of our Chief Executive Officer and Chief Financial Officer, as well as the three next highest paid executive officers of the Company and our former interim Chief Financial Officer, William Hoke, who resigned effective June 6, 2008.

Name and Principal Position	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (3)	Total
Jonathan G. Ornstein, Chairman and Chief Executive Officer	2008	$450,000	$105,000	$170,164	--	--	$175,666	$57,421	$958,251
	2007	$450,000	$52,000	$542,824	--	--	--	$53,897	$1,098,721
Michael J. Lotz, President and Chief Financial Officer (4)	2008	$400,000	$80,000	$113,442	--	--	$27,083	$37,859	$658,384
	2007	$400,000	$40,000	$404,897	--	--	--	$43,129	$888,026
Brian S. Gillman, Executive Vice President and General Counsel	2008	$190,000	$38,269	$34,037	--	--	($636)	$4,120	$265,790
	2007	$150,000	$91,407	$37,046	--	--	--	$3,136	$281,589
Michael Ferverda, Senior Vice President – Operations	2008	$100,000	$32,346	$4,709	--	--	--	$2,959	$140,014
	2007	$90,173	$81,694	$1,268	--	--	--	$2,966	$176,101
David Butler, Senior Vice President – Human Resources	2008	$150,000	$49,333	$6,390	--	--	--	--	$205,723
	2007	$120,000	$48,277	$7,265	--	--	--	--	$175,542
William Hoke, Vice President of Finance and Interim Chief Financial Officer(5)	2008	$101,885	$55,769	($997)	--	--	--	--	$156,657
	2007	$140,000	$33,333	$3,433	--	--	--	--	$176,766

(1) Messrs. Ornstein and Lotz deferred a portion of their respective salaries under the Mesa Air Group, Inc. 2005 Deferred Compensation Plan, which is included in the Nonqualified Deferred Compensation Table on page 93. Messrs. Ornstein, Lotz, Gillman and Ferverda also contributed a portion of their salaries to the Company's 401(k) Plan.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2008 for the fair value of the restricted shares granted in fiscal 2008 as well as in prior fiscal years, in accordance with the Statement of Financial Accounting Standards No. 123R ("SFAS 123R"). The amounts shown include the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note 1 to the Company's consolidated financial statements included elsewhere in this prospectus. See the Grants of Plan-Based Awards Table for information on awards made in fiscal 2008. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(3) The compensation represented by the amounts set forth in the All Other Compensation column for the named executive officers are detailed in the following table:

Name	Year	Life Insurance and Disability Premiums	Company Contributions to Retirement Benefit Plan	Travel Benefits	Professional Fees; Nonaccountable Expense Allowance
Jonathan G. Ornstein	2008	$8,451	$3,105	--	$45,865
	2007	$8,451	$3,115	$18,858	$23,473
Michael J. Lotz	2008	$3,825	$3,207	$2,596	$28,231
	2007	$3,825	$3,208	$8,890	$27,206
Brian S. Gillman	2008	--	$3,120	--	$1,000
	2007	--	$3,136	--	--
Michael Ferverda	2008	--	$2,959	--	--
	2007	--	$2,966	--	--
David K. Butler	2008	--	--	--	--
	2007	--	--	--	--
William Hoke	2008	--	--	--	--
	2007	--	--	--	--

(4) During fiscal 2007 and 2008 Mr. Lotz also served as the Company's Chief Operating Officer. Upon Mr. Hoke's resignation as interim Chief Financial Officer effective June 6, 2008, Mr. Lotz took over as Chief Financial Officer. On October 3, 2008 Paul Foley was appointed as the Company's Chief Operating Officer and it was determined that Mr. Lotz would remain the Company's Chief Financial Officer.

(5) Mr. Hoke began his employment with the Company in March, 2007 and began serving as acting Chief Financial Officer on September 21, 2007. He was appointed interim Chief Financial Officer effective November 5, 2007 and resigned effective June 6, 2008. Mr. Hoke was replaced by Mr. Lotz.

Grants of Plan-Based Awards For Fiscal Year 2008

The following table shows additional information regarding all grants of plan-based awards made to our Named Executive Officers for the year ended September 30, 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Jonathan G. Ornstein	--	--	--	--	--	--	--	--	--	--
Michael J. Lotz	--	--	--	--	--	--	--	--	--	--
Brian S. Gillman	--	--	--	--	--	--	--	--	--	--
Michael Ferverda	--	--	--	--	--	--	--	--	--	--
David K. Butler	--	--	--	--	--	--	--	--	--	--
William Hoke	--	--	--	--	--	--	--	--	--	--

_____

Outstanding Equity Awards at September 30, 2008

The following table summarizes the equity awards we have made to each of the named executive officers that were outstanding as of September 30, 2008.

Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights That Have Not Vested ($)
						Option Awards			**Stock Awards**	
Jonathan G. Ornstein	4/1/2000	112,533	—	—	$ 6.25	4/1/2001	—	—	—	—
	10/17/2001	66,313	—	—	$ 5.50	10/17/2001	—	—	—	—
	4/1/2002	150,000	—	—	$ 11.13	4/1/2012	—	—	—	—
	11/20/2002	61,000	—	—	$ 4.90	11/20/2012	—	—	—	—
	4/1/2004	150,000	—	—	$ 8.25	4/1/2014	—	—	—	—
	4/1/2005	150,000	—	—	$ 6.90	4/1/2015	—	—	—	—
	7/14/2006	—	—	—	—	—	16,501(1)	$ 5,445	—	—
	4/1/2007	—	—	—	—	—	33,333(2)	$ 11,000	—	—
Brian S. Gillman	12/29/2000	58,000	—	—	$ 6.72	12/29/2010	—	—	—	—
	2/15/2005	30,000	—	—	$ 7.40	2/15/2015	—	—	—	—
	7/14/2005	—	—	—	—	—	3,300(3)	$ 1,089	—	—
	4/1/2007	—	—	—	—	—	6,666(4)	$ 2,200	—	—
Michael J. Lotz	12/28/1998	100,000	—	—	$ 6.00	12/28/2008	—	—	—	—
	6/22/2000	100,000	—	—	$ 5.25	6/22/2010	—	—	—	—
	10/17/2001	39,786	—	—	$ 5.50	10/17/2011	—	—	—	—
	1/2/2002	100,000	—	—	$ 7.88	1/2/2012	—	—	—	—
	11/20/2002	25,000	—	—	$ 4.90	11/20/2012	—	—	—	—
	1/2/2004	100,000	—	—	$ 12.56	1/2/2014	—	—	—	—
	4/1/2005	100,000	—	—	$ 6.90	4/1/2015	—	—	—	—
	7/14/2006	—	—	—	—	—	11,001(5)	$ 3,630	—	—
	4/1/2007	—	—	—	—	—	22,222(6)	$ 7,333	—	—
Michael Ferverda	10/2/2001	20,000	—	—	$ 4.04	10/2/2011	—	—	—	—
	11/20/2002	30,000	—	—	$ 4.90	11/20/2012	—	—	—	—
	2/14/2005	25,000	—	—	$ 7.40	2/15/2015	—	—	—	—
	8/8/2007	—	—	—	—	—	8,000(7)	$ 2,640	—	—
David K. Butler	11/15/2006	—	—	—	—	—	4,000(8)	$ 1,320	—	—
	8/8/2007	—	—	—	—	—	8,000(9)	$ 2,640	—	—

---

(1) Assuming continued employment with the Company, restrictions on these shares of restricted stock will lapse on July 14, 2009.

(2) Assuming continued employment with the Company, restrictions on 16,667 and 16,666 of these shares of restricted stock will lapse on April 1, 2009 and 2010, respectively.

(3) Assuming continued employment with the Company, restrictions on these shares of restricted stock will lapse on July 14, 2009.

(4) Assuming continued employment with the Company, restrictions on 3,333 and 3,333 of these shares of restricted stock will lapse on April 1, 2009 and 2010, respectively.

(5) Assuming continued employment with the Company, restrictions on these shares of restricted stock will lapse on July 14, 2009.

(6) Assuming continued employment with the Company, restrictions on 11,111 and 11,111 of these shares of restricted stock will lapse on April 1, 2009 and 2010, respectively.

(7) Assuming continued employment with the Company, restrictions on 2,000 of these shares of restricted stock will lapse on August 8, 2009, 2010, 2011 and 2012, respectively.

(8) The restrictions on 1,000 of these shares of restricted stock lapsed on November 15, 2008. Assuming continued employment with the Company, restrictions on 1,000, 1,000 and 1,000 of these shares of restricted stock will lapse on November 15, 2009, 2010 and 2011, respectively.

(9) Assuming continued employment with the Company, restrictions of 2,000, 2,000, 2,000 and 2,000 of these shares of restricted stock will lapse on August 8, 2009, 2010, 2011 and 2012, respectively.

Option Exercises and Stock Vested For Fiscal Year 2008

The following table shows information regarding option exercises and vesting of stock awards for each Named Executive Officer during the year ended September 30, 2008.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jonathan G. Ornstein	--	--	33,169	$44,451
Michael J. Lotz	--	--	22,112	$29,633
Brian S. Gillman	--	--	6,634	$8,891
Michael Ferverda	--	--	3,334	$1,700
William Hoke	--	--	1,000	$670
David K. Butler	--	--	3,000	$5,110

(1) The aggregate dollar amount realized upon the vesting of restricted stock is calculated based on the NASDAQ Global Select Market closing price for the Company's Common Stock on the vesting date of each award.

Nonqualified Deferred Compensation For Fiscal Year 2008

Under the terms of the employment agreements for certain of the Company's executive officers, on March 31st of each year the Company becomes obligated to contribute an amount equal to such executive's then existing base salary to an account for the benefit of the executive under the Company's Deferred Compensation Plan. Participants may choose from a selection of one or more investment funds designated by the Deferred Compensation Committee in which the deferred amount is then deemed to be invested. The deferred compensation and the amount earned are generally assets, and the obligation to distribute the amounts according the participants' designation is a general obligation of the Company. There is no penalty on any scheduled withdrawals at any age. The following table shows a summary of all nonqualified contributions to and nonqualified deferred compensation received by each of the Named Executive Officers for the year ended September 30, 2008. The account balances as of year end include amounts earned by the executive prior to 2008 and voluntarily deferred.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Jonathan G. Ornstein	--0--	$450,000	$175,666	$2,356,664	$392,392
Michael J. Lotz	--0--	$400,000	$27,083	$2,047,651	$302,684
Brian S. Gillman	--0--	$100,000	($636)	$-0-	$99,364
Michael Ferverda	--0--	$-0-	$-0-	$-0-	$-0-
David K. Butler	--0--	$-0-	$-0-	$-0-	$-0-
William Hoke	--0--	$-0-	$-0-	$-0-	$-0-

Employment and Change of Control Arrangements

Messrs. Ornstein, Lotz and Gillman have each entered into an amended and restated employment agreement with the Company, each of which became effective on January 1, 2009. The amended and restated employment agreements were approved by the Compensation Committee. The amended and restated agreements were entered into to (i) modify the previous agreements in order to comply with the new requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the treasury regulations and other official guidance promulgated thereunder; (ii) incorporate the definitions of "change in control" and "disability" provided in the final Section 409A regulations for purposes of payments and benefits triggered by those events; (iii) modify the severance benefit referring to the provision of continued employee benefits for a period of time so as to limit it to continued health benefits for the severance period, as required by Section 409A; (iv) clarify the timing of bonus payments and cash-out of accrued vacation; (v) clarify the timing and limits to expense reimbursements, certain in-kind benefits, and excise tax gross-up payments; and (vi) add a six month delay of payment for severance and other benefits that are deferred compensation, as required by Section 409A.

Chief Executive Officer Employment Agreement

Effective as of January 1, 2009, Mr. Ornstein and the Company entered into an amended and restated employment agreement for the sole purpose of complying with Section 409A, pursuant to which Mr. Ornstein agreed to continue serving as the Chief Executive Officer of the Company for a term ending March 30, 2012. The material terms of this agreement are described in detail below.

Base Salary

Under Mr. Ornstein's agreement, he will continue to receive an annual base salary of not less than $400,000. The base salary is subject to annual discretionary increases upon review by the Board and, subject to Mr. Ornstein's consent, may be reduced under circumstances in which the Company has suffered severe financial losses and has imposed cuts in salary of other officers on an across-the-board basis.

Cash Incentive Bonus

Mr. Ornstein is entitled to an annual cash incentive bonus, paid quarterly, based on performance criteria described above, which bonus, on an annual basis, may range from $52,500 to $420,000. Additionally, the Board may approve discretionary bonuses.

Deferred Compensation

On March 31 of each year during the term of the agreement, the Company becomes obligated to contribute an amount equal to Mr. Ornstein's base salary, as deferred compensation, to an account for the benefit of Mr. Ornstein. However, such contribution is made in pro-rata monthly installments.

Equity Compensation

Although Mr. Ornstein's amended and restated employment agreement also provides for annual option grants of not less than 150,000 shares throughout the term of the agreement, he agreed to forgo equity compensation during fiscal 2008 The exercise price for each option is determined by the market price for the Common Stock on the date the option is granted, and the terms are governed by the Key Officer Stock Option Plan.

Mr. Ornstein's amended and restated employment agreement also acknowledges the previous grant of 238,156 shares of restricted Common Stock, all of which have vested.

Benefits and Perquisites

Mr. Ornstein is entitled to participate in all employee benefit and welfare programs, plans and arrangements and to receive fringe benefits, such as dues and fees for professional organizations and associations, to the extent such programs, plans, arrangements and benefits are from time to time available to the Company's executive personnel. In addition, under Mr. Ornstein's amended and restated employment agreement, the Company is also obligated to:

- pay the premiums on a term life insurance policy for Mr. Ornstein providing for a $5,000,000 benefit;

- reimburse Mr. Ornstein for usual relocation expenses if he is required to relocate outside of Maricopa County in Arizona;

- reimburse Mr. Ornstein for business expenses in accordance with the Company's policies;

- provide Mr. Ornstein with a supplemental allowance of up to $3,000 a month for discretionary business investigation purposes, which amount is forfeited if it is not used;

- use reasonable efforts to obtain for Mr. Ornstein and his immediate family (spouse, children and spouses and children of children) the right to fly on a complimentary basis on the aircraft of other airlines;

- provide complimentary travel to Mr. Ornstein and his immediately family on the Company aircraft, during the life of each such person;

- provide to Mr. Ornstein, for his personal or business use and at no cost to Mr. Ornstein, any Company aircraft for up to 100 flight hours per calendar year;

- reimburse Mr. Ornstein for his out-of-pocket expenses incurred in connection with the retention by Mr. Ornstein of professional income tax, estate planning and investment advisory services up to a maximum of $5,000 per year; and

- provide security services as are reasonably necessary for the protection of Mr. Ornstein's life and property, and the lives and property of Mr. Ornstein's immediate family.

If any payments received by Mr. Ornstein under his employment agreement are treated as excess parachute payments and are subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Ornstein is also entitled to receive "gross up" payments sufficient to cover the excise tax, subject to a six month delay to comply with Section 409A of the Internal Revenue Code.

Disability and Death Benefits

The agreement provides that upon Mr. Ornstein's disability, as defined in the agreement, he will receive, on a monthly basis, his base salary, plus an annualized amount equal to his historical bonuses. The Company will make such disability payments for as long as the disability lasts, up to the later of 48 months or the term of Mr. Ornstein's agreement (currently March 30, 2012), and payments will continue to be made even if they extend beyond the term of the agreement. The Company is required to fund a portion of the payments with disability insurance.

In addition, upon Mr. Ornstein's death or disability, the Company is obligated to pay for amounts earned through the last effective date of his employment, including base salary, incentive bonus, expenses, benefits and for the benefits or perquisites enumerated above. In addition, Mr. Ornstein or his estate, as applicable, can convert all vested restricted stock units outstanding in accordance with the restricted stock award agreement and exercise all vested unexercised stock options and warrants outstanding.

Other Severance Benefits

Mr. Ornstein's employment agreement also provides him with certain benefits upon termination, which vary based on the reason of termination.

If the Company terminates Mr. Ornstein for "Cause," or if Mr. Ornstein terminates his employment for any reason other than disability, death or "Good Reason," in general, Mr. Ornstein will not be entitled to any additional severance payments beyond amounts earned through the last effective date of his employment, but all vested restricted shares can be converted (with all unvested restricted stock units continuing to vest) and all vested unexercised options and warrants outstanding can be exercised. "Cause" is defined as any of (i) Mr. Ornstein's willful misconduct with respect to the Company's business that results in a material detriment to the Company, (ii) Mr. Ornstein being convicted of, or entering a plea of no contest, with respect to a felony offense or (iii) in general, the continued failure by Mr. Ornstein to perform his job duties following notice and an opportunity to cure.

Mr. Ornstein may terminate the agreement following the occurrence of an event constituting "Good Reason." "Good Reason" is defined as the occurrence of any of the following circumstances: (i) any change by the Company in Mr. Ornstein's title, or any significant diminishment in his function, duties or responsibilities, (ii) any reduction in Mr. Ornstein's salary, bonus opportunity or benefits (other than across the board reductions), (iii) relocation of Mr. Ornstein's principal place of employment greater than 50 miles from its current location or (iv) any material uncured breach of the agreement by the Company.

If Mr. Ornstein's employment is terminated by Mr. Ornstein for "Good Reason," then, in addition to receiving payments for amounts earned but not paid through the last effective date of Mr. Ornstein's employment:

- the Company is required, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, to pay Mr. Ornstein an amount equal to three times his combined annual salary and bonus;

- the Company is required, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, to pay to Mr. Ornstein on March 30 of each year through March 30, 2012, twice the amount that would have been payable to the account established for Mr. Ornstein under the Company's deferred compensation plan had the amended and restated employment agreement not been terminated;

- all of Mr. Ornstein's non-vested restricted stock units and options would immediately vest; and

- the Company must maintain in full force and effect, for Mr. Ornstein and his eligible beneficiaries, all health insurance coverage for a period of 36 months, unless substantially equivalent health insurance benefits are available from another employer.

If Mr. Ornstein's employment is terminated by the Company without "Cause" or there is a "Change in Control" (known as "single trigger" payments) the following occurs:

- the Company is required to pay Mr. Ornstein an amount equal to six times his combined annual salary and bonus;

- the Company is required, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, to pay to Mr. Ornstein on March 30 of each year through March 30, 2012, twice the amount that would have been payable to the account established for Mr. Ornstein under the Company's deferred compensation plan had the amended and restated employment agreement not been terminated or there had not been a Change in Control;

- all of Mr. Ornstein's non-vested restricted stock units and options would immediately vest; and

- the Company must maintain in full force and effect, for Mr. Ornstein and his eligible beneficiaries, all health insurance benefits for a period of 36 months, unless substantially equivalent health insurance benefits are available from another employer.

A "Change of Control" under Mr. Ornstein's agreement shall generally be deemed to have occurred if one of the following occurs and such occurrence is also a "change in control event" as defined in Section 409A of the Internal Revenue Code: (i) any "person," as used in Sections 13(d) and 14(d)(2) of the Exchange Act, or any other persons who the Company's board of directors determines in good faith is acting as a group, becomes the beneficial owner of 50% or more of the combined voting power of the Company's outstanding voting securities, (ii) a majority of the members of the Company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Company's board of directors before the date of appointment or election; (iii) a tender offer or exchange offer is made, with the intention of taking over the

Company, for 30% or more of the voting power of the Company's then outstanding voting securities over a twelve month period; (iv) consummation of a merger or other disposition transaction of the Company or (v) the sale or disposition of any material route system operated by the Company.

In addition, the Company has agreed to enter into a consulting agreement with Mr. Ornstein, which will become effective when he leaves the Company for any reason. The consulting agreement will provide for Mr. Ornstein's retention as a consultant for a period of 7 years from its effective date at the rate of $200,000 per year. Under the terms of the Consulting Agreement, the Company must use its reasonable efforts to obtain for the benefit of Mr. Ornstein and his immediate family (i.e., spouse, children, and the spouse and children of any of his children), the right to fly on a complimentary basis on the aircraft of other airlines, on a positive space basis. The Company is also required to provide to Mr. Ornstein and his immediate family, during the life of each such individual, the right to fly on a complimentary basis on any aircraft operated by the Company or any affiliate at any time (subject to reasonable and customary rules regarding availability), on a positive space basis. In addition, during the term of the Consulting Agreement, the Company must provide to Mr. Ornstein, for his personal or business use, at no cost to him, the use of any owned or operated aircraft (including pilots, fuel, landing fees and other related costs and personnel) for up to 100 flight hours per year, subject to availability of such aircraft and personnel.

President and Chief Operating Officer and Chief Accounting Officer Employment Agreement

Effective January 1, 2009, Mr. Lotz and the Company entered into an amended and restated employment agreement for the sole purpose of complying with Section 409A, pursuant to which Mr. Lotz agreed to continue serving as the President and Chief Financial Officer of the Company for a term ending March 30, 2012.

The terms of Mr. Lotz's amended and restated employment agreement are substantially similar to the terms of Mr. Ornstein's amended and restated employment agreement, except as follows:

- Mr. Lotz's annual base salary is $400,000 per year;

- Mr. Lotz is entitled to an incentive bonus that may range from $40,000 to $320,000 annually;

- Mr. Lotz is entitled to generally the same benefits and perquisites as Mr. Ornstein, except that the Company is only required to maintain a term life policy with a $2,000,000 benefit for Mr. Lotz and Mr. Lotz is only entitled to 50 hours of use of Company aircraft per year;

- Mr. Lotz's agreement provides for Mr. Lotz to receive annual stock option grants of not fewer than 100,000 shares of Common Stock throughout the term of the agreement, however, Mr. Lotz agreed to forgo equity compensation during fiscal 2008;

- Mr. Lotz's agreement acknowledges the previous grant of 190,141 shares of restricted Common Stock, all of which have vested; and

- Mr. Lotz's consulting agreement provides for payments at a rate of $150,000 per year over a seven year period and the same airline flight benefits described above for Mr. Ornstein.

Executive Vice President, General Counsel and Secretary Employment Agreement

Effective January 1, 2009, Mr. Gillman and the Company entered into an amended and restated employment agreement, for the sole purpose of complying with Section 409A, pursuant to which Mr. Gillman agreed to continue serving as the Executive Vice President, General Counsel and Secretary of the Company.

Under Mr. Gillman's agreement, Mr. Gillman's minimum base salary is $190,000 per year. Mr. Gillman's agreement provides for cash and non-cash compensation and he is eligible to receive quarterly bonuses of varying minimum amounts ranging from 30% to 100% of his base salary, provided that the Company is profitable. Although Mr. Gillman's agreement also provides for a minimum annual option grant of 20,000 shares throughout the term of the agreement, he agreed to forgo equity compensation during fiscal 2008;

Mr. Gillman is further entitled to deferred compensation in the amount of $50,000 on March 31 of each year during the term of the agreement under a deferred compensation plan agreed upon by the Company and Mr. Gillman.

Mr. Gillman is also entitled to fringe benefits including, but not limited to, medical and other insurance benefits and positive space airline travel benefits on the Company's airline. The Company is also required to use commercially reasonable efforts to obtain from other airlines the same travel benefits as the Company provides to its other executives.

Upon Mr. Gillman's death, Mr. Gillman's estate will be entitled to only such base salary and bonus earned, but not yet paid, as would have otherwise been payable to Mr. Gillman. Upon Mr. Gillman's temporary disability, Mr. Gillman is entitled to receive base salary plus any cash bonus earned, less benefits received through disability insurance. Upon permanent disability, Mr. Gillman is entitled to receive, for a minimum of 24 months, base salary plus an amount equal to the minimum bonus to which Mr. Gillman would otherwise be entitled, less premiums paid by the Company for disability insurance that inures to the benefit of Mr. Gillman.

Mr. Gillman is also entitled to certain limited severance benefits. If Mr. Gillman terminates his employment other than for "Good Reason" by providing 90 days prior notice, he will be entitled to receive only the base salary payable through the end of the month in which the 90 day period ends. "Good Reason" includes (i) the assignment of Mr. Gillman to duties substantially inconsistent with his positions or a substantial reduction of his duties, (ii) the removal of any of Mr. Gillman's titles, (iii) any breach by the Company of Mr. Gillman's amended and restated employment agreement, (iv) a "Change of Control," or (v) the relocation of Mr. Gillman or his office, facilities or personnel to a metropolitan area with less than 1,000,000 people. A "Change of Control" under Mr. Gillman's agreement shall generally be deemed to have occurred if one of the following occurs and such occurrence is also a "change in control event" as defined in Section 409A of the Internal Revenue Code: (i) the acquisition by any person (and their affiliates) of beneficial ownership of securities comprising 50% or more of the combined voting power of the Company's outstanding securities, (iii) a sale of all or substantially all of the Company's assets, (iv) a tender offer or exchange offer is made, with the intention of taking over the Company, for 30% or more of the voting power of the Company's then outstanding voting securities over a twelve month period, or (v) the Company engaging in a merger or consolidation such that Company does not survive or less than 75% of the existing shareholders of the Company are shareholders of the Company following the merger or consolidation.

Under the employment agreement, Mr. Gillman can terminate his employment at any point up to one year after an event constituting "Good Reason" and Mr. Gillman will be entitled to, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, the sum of (i) three times his base salary, (ii) the highest annual bonus amount received by Mr. Gillman during the preceding three years, (iii) deferred compensation payments that would have otherwise been payable had his employment not been terminated, (iv) any other cash or other bonus earned prior to the date of termination but not yet paid and (v) tax gross up payments necessary to discharge tax liabilities.

If the Company terminates Mr. Gillman's employment for "Good Cause," Mr. Gillman is entitled only to base salary earned prior to the effective date of the termination but not yet paid and any cash bonus compensation earned but not paid prior to the effective date of the termination. "Good Cause" includes (i) personal dishonesty, (ii) willful misconduct, (iii) breach of fiduciary duty involving personal profit, (iv) intentional failure to perform stated duties, (v) willful violation of material law, rule or regulation resulting in the Company's detriment or reflecting upon the Company's integrity or (vi) a material breach by Mr. Gillman of his employment agreement.

If the Company terminates Mr. Gillman's employment without "Good Cause," Mr. Gillman is entitled to a lump sum cash payment, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, equal to the sum of (i) the number of years remaining in the then unexpired term of Mr. Gillman's agreement or three, whichever is greater, multiplied by the sum of (A) Mr. Gillman's base salary, (B) the highest annual bonus received by Mr. Gillman during the preceding three years, or the minimum amount of any similar bonus then in effect if greater, and (C) any other cash or other bonus compensation earned prior to the date of such termination pursuant to the terms of all incentive compensation plans then in effect and (ii) additional payments necessary to discharge tax liabilities.

Potential Payments Upon Termination of Employment

The table below outlines the potential payments to Messrs. Ornstein, Lotz and Gillman upon the occurrence of certain termination triggering events assuming a hypothetical effective date of termination of September 30, 2008, but assuming each party's current amended and restated employment agreements discussed above are in effect. For purposes of the calculations below, we have used a share value of $0.33 per share, which was the closing price of our Common Stock on September 30, 2008. The actual amounts to be paid out can only be determined at the time of such executive's termination from the Company.

Triggering Event	Cash Severance	Equity-Based Compensation	Consulting Contract(1)	Benefits Continuation(2)	Other(3)	Total(4)
Jonathan G. Ornstein						
Termination Without Cause/Change of Control	$6,817,808	$16,445 (5)	$1,400,000	$31,816	$565,740	$10,632,313
Termination For Good Reason	$5,152,808	$16,445 (5)	$1,400,000	$31,816	$565,740	$8,443,201
Disability	$2,640,000	--	--	--	$565,740	$3,205,740
Death	--	--	--	--	$5,000,000(8)	$5,000,000
Michael J. Lotz						
Termination Without Cause/Change of Control	$5,980,274	$10,964 (6)	$1,050,000	$31,816	$266,700	$8,938,860
Termination For Good Reason	$4,540,274	$10,964 (6)	$1,050,000	$31,816	$266,700	$7,093,194
Disability	$2,240,000	--	--	--	$266,700	$2,506,700
Death	--	--	--	--	$2,000,000(8)	$2,000,000
Brian S. Gillman						
Termination Without Cause/Change of Control	$994,221	$3,289 (7)	--	--	--	$997,510
Termination For Good Reason	$994,221	$3,289 (7)	--	--	--	$997,510
Termination Other than For Good Reason	$47,499	--	--	--	--	$47,499
Disability	$638,083	--	--	--	--	$638,083

(1)   The Company is obligated to enter into consulting agreements with Messrs. Ornstein and Lotz following their departure from the Company for any reason. Each such agreement has a term of seven years and provides for annual consulting payments of $200,000 and $150,000, respectively.

(2) Messrs. Ornstein and Lotz are entitled to the continuation of health benefits for a period of 36 months following their termination in certain circumstances. The amounts in this column reflect an estimate of the value of such benefits based on amounts paid in fiscal 2008.

(3) Pursuant to the consulting agreements referred to in Note (1) above, the Company is required to use its reasonable efforts to obtain for Messrs. Ornstein and Lotz and their immediate families (spouse, children and spouses and children of children) the right to fly on a complimentary basis on the aircraft of other airlines during the term of their respective 7-year consulting agreements. Also, the Company is required to provide complimentary travel to each of Messrs. Ornstein and Lotz and their immediate family on Company aircraft, during the life of each such person. In addition, during the term of their respective consulting agreements, the Company must provide Messrs. Ornstein and Lotz for their personal or business use, at no cost to them, the use of any owned or operated aircraft (including pilots, fuel, landing fees and other related costs and personnel) for up to 100 hours and 50 hours, respectively, per year, subject to availability of such aircraft and personnel. Under the SEC's regulations, we are required to disclose a reasonable estimate applicable to this benefit. Accordingly, we have used the value of the travel benefits for such executives in fiscal 2008 ($18,858 and $8,890 for Messrs Ornstein and Lotz, respectively), increased such amounts by 100% and multiplied that figure by 15 years to arrive at the figure in the above table.

(4) Total excludes estimated tax gross-up payments of approximately $2,054,452, $1,757,569 and $248,555 payable to Messrs. Ornstein, Lotz and Gillman, respectively, upon termination from the Company. Actual amounts will differ depending on the timing of the termination and reason therefore.

(5) Estimated value based on the sum of the $0.33 per share value as of September 30, 2008, multiplied by 49,834 restricted shares held by the executive as of such date.

(6) Estimated value based on the sum of the $0.33 per share value as of September 30, 2008, multiplied by 33,223 restricted shares held by the executive as of such date

(7) Estimated value based on the sum of $0.33 per share value as of September 30, 2008 multiplied by 9,966 restricted shares held by the executive as of such date.

(8) Amount reflects death benefit under existing life insurance policy maintained by the Company for the benefit of the executive.

Executive Vice President and Chief Operating Officer Offer Letter

In September 2008, Paul Foley accepted the terms of an offer letter, pursuant to which he commenced serving as the Company's Executive Vice President and Chief Operating Officer on October 1, 2008. The offer letter provides for an annual base salary of $175,000 and a quarterly target bonus of $20,000 payable upon the performance of Mr. Foley and the Company. In addition, during the first quarter of fiscal 2009 and pursuant to the offer letter, Mr. Foley received a grant of 100,000 shares of restricted stock, the restrictions in which will lapse in four equal blocks over four years.

Beginning on October 1, 2009 and on such date in each subsequent year, the Company is required to contribute $50,000 to an account for Mr. Foley's benefit under the Company's Deferred Compensation Plan.

The Company agreed to pay reasonable and customary relocation expenses related to Mr. Foley's move to Phoenix and also to provide temporary housing for Mr. Foley for up to six months.

Finally, the offer letter provides that if, within twelve months following the effective date of a change in control (i) the Company terminates Mr. Foley's employment other than for misconduct, (ii) Mr. Foley suffers a material adverse alteration in the nature or status of his pay, position, function, duties or responsibilities (without his consent), or (iii) Mr. Foley is relocated, without his consent, outside of the metropolitan area in which he is based, Mr. Foley will be entitled to receive an amount equal to 100% of his base salary and annual bonus and immediate vesting of his shares of restricted stock.

DIRECTOR COMPENSATION

Fees

The following fees were paid to Directors who were not employees of the Company during fiscal 2008. Directors who are full-time employees of the Company receive no additional compensation for serving as directors. Board members also are reimbursed for all expenses associated with attending Board or Committee meetings.

Annual Retainer	$	15,000
Fee for each Board meeting	$	1,000
Fee for each telephonic Board meeting	$	500
Lead Director Retainer	$	10,000
Compensation Committee Chairman Retainer	$	10,000
Nominating/Corporate Governance Chairman Retainer	$	10,000
Audit Committee Chairman Retainer	$	20,000

Additionally, members of the Audit Committee receive $1,000, Compensation and the Nominating/Corporate Governance Committee receive $750 for each in-person meeting.

Incentive Plan

The Board of Directors adopted an amended and restated Director Incentive Plan on December 15, 2006, which Director Incentive Plan was ratified by the Company's shareholders on February 6, 2007.

Under the amended and restated Director Incentive Plan, each non-employee director receives a standard grant of restricted Common Stock comprised of a number of shares of restricted stock as determined by the Compensation Committee of the Board of Directors. Each non-employee director will receive the standard grant of restricted Common Stock on March 1st of each year. Upon being appointed a non-employee director after March 1st, such director is granted a pro-rata portion of the standard grant of restricted Common Stock and receives a standard grant of restricted Common Stock pursuant to the plan on March 1st of each succeeding year. The amount of pro-rata options granted to each new non-employee director is calculated by dividing the number of days prior to March 1 by the number of days in the calendar year and multiplying the quotient by the standard restricted stock award as was determined by the Compensation Committee for the relevant year.

Other Benefits

Each non-employee director, and certain family members of such director, receives free travel on Mesa Airlines and free or reduced-fare travel on certain other partner air carriers at no cost to the Company or the director. The Company believes that the directors' use of free air travel is "de minimis" and did not maintain any records of non-employee directors' travel during fiscal 2008.

A summary of compensation paid to our non-employee directors in fiscal 2008 is as follows:

Director Compensation Table – Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Daniel J. Altobello	$ 42,000	$ 22,500	--	--	--	--	$ 64,500
Robert Beleson	$ 49,750	$ 22,500	--	--	--	--	$ 72,250
Carlos E. Bonilla	$ 33,500	$ 22,500	--	--	--	--	$ 56,000
Joseph L. Manson	$ 30,750	$ 22,500	--	--	--	--	$ 53,250
Peter F. Nostrand	$ 49,000	$ 22,500	--	--	--	--	$ 71,000
Maurice A. Parker(2)	$ --	$ --	--	--	--	--	$ --
Richard R. Thayer	$ 57,750	$ 22,500	--	--	--	--	$ 80,250

(1) Each non-employee director received a grant of 9,000 shares of restricted stock on March 3, 2008. The value in this column is based on grant date fair value determined pursuant to FAS 123R.

(2) Mr. Parker is not a non-employee director. Accordingly, he receives no such fees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year 2008, the Compensation Committee consisted of Messrs. Altobello, Bonilla and Nostrand. None of the members of the committee held any executive officer position or other employment with the Company prior to or during such service.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to September 2006, the Company provided reservation services to Europe-By-Air. The Company billed Europe-By-Air approximately $53,000 for those services during fiscal 2006. The Company did not have any billings or contractual relationships with Europe-By-Air in fiscal years 2007 and 2008. The Company's CEO, Mr. Ornstein, is a major shareholder of Europe-By-Air. In September 2006, Europe-By-Air stopped using the Company's reservation services.

The Company uses the services of the law firm of Baker & Hostetler for labor-related legal services. The Company paid the firm an aggregate of $0.3 million, $0.2 million and $0.3 million for legal-related services in fiscal 2008, 2007 and 2006, respectively. Mr. Joseph Manson, a member of the Company's Board of Directors, is a partner with Baker & Hostetler.

In fiscal 2001, the Company established Regional Airline Partners ("RAP"), a political interest group formed to pursue the interests of regional airlines, communities served by regional airlines and manufacturers of regional airline equipment. RAP has been involved in various lobbying activities related to maintaining funding for the Essential Air Service program under which the company operates the majority of its Beechcraft 1900 aircraft. Mr. Maurice Parker, a member of the Company's Board of Directors, is the Executive Director of RAP. During fiscal 2008, 2007 and 2006, the Company paid RAP's operating costs totaling approximately $272,000, $284,000 and $312,000, respectively. Included in these amounts are the wages of Mr. Parker, which amounted to $154,000, $113,000 and $119,000 for fiscal 2008, 2007 and 2006, respectively. Since inception, the Company has financed 100% of RAP's operations. Subsequent to the 2008 fiscal year end and in connection with the Company's shutdown of Air Midwest, the Company has terminated all funding of RAP's operations including any wages of Mr. Parker.

The Company will enter into future business arrangements with related parties only where such arrangements are approved by a majority of disinterested directors and are on terms at least as favorable as available from unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 27, 2009 by (i) each director of the Company, (ii) each of the Company's officers named in the Summary Compensation Table (collectively, the "Named Executive Officers") and Paul Foley, who was appointed as the Chief Operating Officer of the Company on October 3, 2008, (iii) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Common Stock, and (iv) all directors and executive officers as a group. Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated.

	Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	Shares	Options/Warrants/ Convertible Notes/Restricted Stock(1)	Total(1)	Percent(2)
LC Capital Master Fund, Ltd. (3) 680 Fifth Avenue, 12th Floor New York, NY 10019	27,384,000	—	27,384,000	18.7%
Goldman Sachs (3) 85 Brand Street New York, NY 10004	10,109,350	—	10,109,350	6.9%
Zazove Associates, LLC] (3) 1003 Skokie Blvd, #310 Northbrook, IL 60062	13,643,100	—	13,643,100	9.3%
Deutsche Bank (3) Theodor-Heuss – Allee 70 60486 Frankfurt, Germany	12,726,422	—	12,726,422	8.7%
Directors				
Jonathan G. Ornstein (4)	241,269	1,706,513	1,947,782	1.3%
Daniel J. Altobello (5)	13,442	53,685	67,127	*
Carlos Bonilla (5)	7,942	4,515	12,457	*
Joseph L. Manson (5)	6,442	16,214	22,656	*
Robert Beleson(5)	6,442	20,302	26,744	*
Maurice A. Parker(5)	15,442	12,758	28,200	*
Peter F. Nostrand (5)	84,942	12,884	97,826	*
Richard R. Thayer (5)	10,442	4,515	14,957	*
Named Executive Officers				
Michael J. Lotz	112,493	564,786	677,279	*
Paul Foley	—	—	—	
Michael Ferverda	2,000	75,000	77,000	*
David K. Butler	4,000	—	4,000	*
Brian S. Gillman (6)	11,435	91,333	102,768	*
All directors and executive officers as a group (13 Individuals)	516,291	2,562,505	3,078,796	2.1%

* Less than 1%

(1) Includes options and warrants exercisable, convertible notes convertible, or restricted shares that become unrestricted on March 27, 2009 or within 60 days thereafter.

(2) Based upon 146,727,715 shares issued and outstanding as of March 27, 2009 plus an additional 35,786 shares of restricted stock that will vest within 60 days thereafter.

(3) Each of these shareholders received the number of shares indicated in full or partial consideration for their 2023 Notes and/or 2024 Notes. However, as of the date of this prospectus, none of these holders had filed a Schedule 13G with the Securities and Exchange Commission.

(4) Includes 16,667 restricted shares that will become unrestricted shares on April 1, 2009.

(5) Includes 11,111 restricted shares that will become unrestricted shares on April 1, 2009.

(6) Includes 3,333 restricted shares that will become unrestricted shares on April 1, 2009.

PLAN OF DISTRIBUTION

The selling shareholder intends to sell, transfer or otherwise dispose of up to all of its shares of Common Stock in either a single transaction or a set of simultaneous transactions at a time to be determined based on its assessment of market conditions. These dispositions may be at a fixed price, at a prevailing market price at the time of sale, at a price related to the prevailing market price, or at a negotiated price.

The selling shareholder may use any one or more of the following methods when selling the shares:

- an underwritten offering on a firm commitment or best efforts basis;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- privately negotiated transactions;

- a combination of any such methods of sale; and

- any other manner permitted pursuant to applicable law.

The aggregate proceeds to the selling shareholder from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended ("the Securities Act"). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling shareholder is an "underwriter" within the meaning of Section 2(11) of the Securities Act it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our Common Stock to be sold, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the selling shareholder or any other person. We will make copies of this prospectus available to the selling shareholder and have informed the selling shareholder of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

SELLING SHAREHOLDER

The following table sets forth the following information with respect to the selling shareholder: (i) the name of the selling shareholder; (ii) the number of shares of our Common Stock beneficially owned by the selling shareholder before this offering; (iii) the maximum number of shares of our Common Stock the selling shareholder is offering; and (iv) the number of shares of our Common Stock, and the percentage of our total outstanding stock that the selling shareholder will beneficially own after the selling shareholder sells all of the shares it is offering. The selling shareholder acquired the shares of our Common Stock that it is offering in a private placement during the fourth quarter of 2008 pursuant to a settlement agreement that settled certain litigation involving us and the selling shareholder. For more information regarding the settlement agreement and our relationship with the selling shareholder, please see "Litigation."

The information is based on information provided by the selling shareholders to us and is as of the date of this prospectus.

	Number of Shares Owned		Percentage of Shares Outstanding	
Name of Selling Shareholder	**Before Offering**	**Shares Being Offered**	**Before Offering**	**After Offering**
Entities affiliated with The Yucaipa Companies LLC(1)	2,692,800	2,692,800	2.5%	1.8%

---

(1) Includes:

(i) 2,311,230 shares of Common Stock held of record by Yucaipa Corporate Initiatives Fund I, LP; and

(ii) 381,570 shares of Common Stock held of record by Yucaipa Corporate Initiatives Fund I, LLC.

Yucaipa Corporate Initiatives Fund I, LLC ("YCI LLC") is the general partner of Yucaipa Corporate Initiatives Fund I, LP ("YCI"). Ronald W. Burkle is the managing member of YCI LLC, as well as the managing member of The Yucaipa Companies, LLC, a private investment group. By virtue of the relationships described above, Mr. Burkle may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by YCI LLC and YCI. Mr. Burkle disclaims such beneficial ownership. The address for each of Mr. Burkle, YCI LLC and YCI is c/o The Yucaipa Companies, LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 900,000,000 shares of Common Stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share.

Common Stock

The registration statement of which this prospectus is a part, registers 2,692,800 shares of Common Stock issued to the selling shareholder.

As of March 27, 2009, there were 146,727,715 shares of Common Stock outstanding and held of record by 962 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Cumulative voting for the election of directors is not permitted subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of Common Stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefore. In the event of a liquidation, our dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable. Our Common Stock is listed on the Nasdaq Global Select Market under the symbol "MESA."

Preferred Stock

There are no shares of preferred stock outstanding. The board of directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock, no par value per share, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by shareholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of Common Stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control in us. We have no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions of Nevada Law

We are subject to the provisions of the Nevada private corporation law, which are anti-takeover provisions. In general, the provisions of Sections 78.411-444 prohibit a publicly held Nevada corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date the person became an interested shareholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an "interested shareholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested shareholder status, did own, 10% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by shareholders.

Limitations on Liability and Indemnification of Officers and Directors

Our articles of incorporation provide that, to the fullest extent permitted by Nevada law, none of our directors will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duties. The provision effectively eliminates our rights and the rights of our shareholders to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches from grossly negligent conduct. This provision does not, however, exonerate directors from liability under federal securities laws or for (1) breach of a director's duty of loyalty to us or to our shareholders, (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) specified willful or negligent acts relating to the payment of dividends or the repurchase or redemption of securities or (4) any transaction from which a director has derived an improper personal benefit. Our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law. We also have entered into separate indemnification agreements with each of our directors and executive officers that impose contractual indemnification obligations on us with respect to specified claims made against such officers and directors.

Transfer Agent and Registrar

Computershare Trust Company is the transfer agent and registrar for our Common Stock.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), Phoenix, Arizona.

EXPERTS

The financial statements as of and for the year ended September 30, 2008 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the financial statements and an explanatory paragraph relating to the holders of the Company's Senior Convertible Notes having the option of requiring the Company to repurchase the Senior Convertible Notes on January 31, 2009 and February 10, 2009, respectively, for cash, stock, or a combination thereof, an explanatory paragraph relating to an action taken by Delta Airlines, Inc. to terminate the Company's code-share agreement covering the ERJ-145 aircraft, an explanatory paragraph relating to the Company's significant code-sharing agreements, and an explanatory paragraph related to agreements that the Company entered into in February 2009 with certain holders of the Company's Senior Convertible Notes and an agreement entered into with Shenzhen Airlines relating to Kunpeng Airlines). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the Common Stock to be sold in the offering. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our Common Stock, we refer you to the registration statement. For additional information, you should refer to the exhibits and schedules that have been filed with our registration statement on Form S-1. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, we are required to file periodic and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to the public on the SEC's Internet site at http://www.sec.gov.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting and financial disclosure.

MESA AIR GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mesa Air Group, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Mesa Air Group, Inc. and subsidiaries (the "Company") as of September 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mesa Air Group, Inc. and subsidiaries as of September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the holders of the Company's Senior Convertible Notes due 2023 and Senior Convertible Notes due 2024, collectively, the "Convertible Notes" have the option of requiring the Company to repurchase the Convertible Notes on January 31, 2009 and February 10, 2009, respectively, for cash, stock or a combination thereof.

As discussed in Note 3 to the consolidated financial statements, Delta Air Lines, Inc. ("Delta") has brought an action to terminate the Company's code-share agreement covering the ERJ-145 aircraft.

As discussed in Note 4 to the consolidated financial statements, substantially all of the Company's passenger revenue is derived from code-share agreements with Delta, United Airlines, Inc. ("United"), and America West Airlines, Inc. ("America West"), which currently operates as US Airways as a result of a merger between America West and US Airways, Inc. ("US Airways").

As discussed in Note 26 to the consolidated financial statements, in February 2009, the Company completed separate agreements with certain holders of its Convertible Notes and entered into an agreement with Shenzhen Airlines relating to Kunpeng Airlines.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 12, 2009 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
January 12, 2009
(April 3, 2009 as to Note 26 with respect to the separate agreements with certain holders of the Convertible Notes and the agreement with Shenzhen Airlines relating to Kunpeng Airlines)

MESA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	
	2008	**2007**
	(In thousands, except share	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50,763	$ 72,377
Marketable securities	224	124,016
Restricted cash	13,947	12,195
Receivables, net	32,429	49,366
Income tax receivable	734	877
Expendable parts and supplies, net	31,067	35,893
Prepaid expenses	162,701	150,028
Deferred income taxes	18,379	46,123
Assets of discontinued operations	24,805	41,374
Total current assets	335,049	532,249
Property and equipment, net	577,183	627,136
Lease and equipment deposits	11,957	17,887
Equity method investments	13,697	16,364
Other assets	21,319	32,660
Total assets	$ 959,205	$ 1,226,296
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 137,990	$ 70,179
Accounts payable	28,898	61,007
Air traffic liability	7,861	4,211
Accrued compensation	7,394	7,353
Income taxes payable	-	1,235
Other accrued expenses	50,646	143,836
Liabilities of discontinued operations	39,620	51,512
Total current liabilities	272,409	339,333
Long-term debt, excluding current portion	420,878	561,946
Deferred credits	116,849	118,578
Deferred income taxes	15,734	42,318
Other noncurrent liabilities	23,678	19,021
Total liabilities	849,548	1,081,196
Stockholders' equity:		
Preferred stock of no par value, 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock of no par value and additional paid-in capital, 75,000,000 shares authorized; 26,773,479 and 28,740,686 shares issued and outstanding, respectively	105,869	112,152
Retained earnings	3,788	32,948
Total stockholders' equity	109,657	145,100
Total liabilities and stockholders' equity	$ 959,205	$ 1,226,296

See accompanying notes to consolidated financial statements.

MESA AIR GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

		Years Ended September 30,				
		2008		2007		2006
		(In thousands, except per share amounts)				
Operating revenues:						
Passenger	$	1,313,436	$	1,313,220	$	1,275,330
Freight and other		12,675		10,168		9,573
Gross operating revenues		1,326,111		1,323,388		1,284,903
Impairment of contract incentives		-		(25,324)		-
Total net operating revenues		1,326,111		1,298,064		1,284,903
Operating expenses:						
Flight operations		364,659		382,504		368,023
Fuel		517,907		438,010		446,788
Maintenance		262,868		254,626		213,317
Aircraft and traffic servicing		76,284		82,248		72,615
Promotion and sales		4,682		3,605		1,990
General and administrative		83,115		71,818		56,940
Depreciation and amortization		37,674		39,354		34,939
Loss contingency and settlement of lawsuits		(31,265)		86,870		-
Bankruptcy and vendor settlements		(27)		434		(12,098)
Impairment and restructuring charges		209		12,367		-
Total operating expenses		1,316,106		1,371,836		1,182,514
Operating income (loss)		10,005		(73,772)		102,389
Other expense:						
Interest expense		(36,081)		(39,380)		(34,209)
Interest income		6,511		14,314		12,076
Gain on extinguishment of debt		14,680		-		-
Loss from equity method investments		(5,446)		(3,868)		(2,490)
Other income (expense)		8,919		(6,216)		(15,824)
Total other expense		(11,417)		(35,150)		(40,447)
Income (loss) from continuing operations before taxes		(1,412)		(108,922)		61,942
Income tax provision (benefit)		4,323		(37,384)		24,839
Net income (loss) from continuing operations		(5,735)		(71,538)		37,103
Loss from discontinued operations, net of taxes		(23,425)		(10,023)		(3,136)
Net income (loss)	$	(29,160)	$	(81,561)	$	33,967
Basic income (loss) per common share:						
Income (loss) from continuing operations	$	(0.21)	$	(2.31)	$	1.11
Loss from discontinued operations		(0.86)		(0.32)		(0.10)
Net income (loss) per share	$	(1.07)	$	(2.63)	$	1.01
Diluted income (loss) per common share:						
Income (loss) from continuing operations	$	(0.21)	$	(2.31)	$	0.91
Loss from discontinued operations		(0.86)		(0.32)		(0.07)
Net income (loss) per share	$	(1.07)	$	(2.63)	$	0.84

See accompanying notes to consolidated financial statements

MESA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2008	**2007**	**2006**
		(In thousands)	
Cash Flows from Operating Activities:			
Net income (loss) from continuing operations	$ (5,735)	$ (71,538)	37,103
Net loss from discontinued operations	(23,425)	(10,023)	(3,136)
Net income (loss)	(29,160)	(81,561)	33,967
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:			
Depreciation and amortization	37,658	41,243	36,537
Impairment charges	11,447	37,691	-
Deferred income taxes	1,161	(44,221)	22,988
Unrealized loss on investment securities	181	3,747	648
Loss from equity method investment	3,342	3,930	2,490
Amortization of deferred credits	(16,944)	(14,038)	(11,043)
Amortization of restricted stock awards	399	1,165	1,261
Amortization of contract incentive payments	328	1,311	3,488
(Gain) loss on sale of assets	(8,581)	526	611
Stock option expense	24	805	2,313
Debt origination costs written-off	-	-	1,800
Provision for obsolete expendable parts and supplies	2,724	2,071	559
Provision for (recovery of) doubtful accounts	6,790	4,565	(6,607)
Loss on cancellation of contracts	10,178		
Gain on extinguishment of debt	(5,839)		
Changes in assets and liabilities:			
Net sales (purchases) of investment securities	123,611	59,003	(59,250)
Receivables	(9,726)	(12,167)	(9,447)
Income tax receivables	173	(262)	89
Expendable parts and supplies	3,350	(7,673)	542
Prepaid expenses	(6,279)	(10,554)	(41,296)
Other current assets	1,712	2,565	1,178
Contract incentive payments	-	-	(20,707)
Accounts payable	(4,825)	6,526	3,489
Income taxes payable	(1,265)	228	(227)
Loss contingency	(31,265)	86,870	-
Other accrued liabilities	(47,521)	19,901	20,060
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	41,673	101,671	(16,557)

See accompanying notes to consolidated financial statements.

Cash Flows from Investing Activities:

Capital expenditures	(3,477)	(29,831)	(44,561)
Proceeds from sale of flight equipment and expendable inventory	5,760	10,040	20,076
Change in restricted cash	(1,753)	(194)	(3,153)
Equity method investment	-	-	(15,000)
Investment deposits	5,938	(7,785)	-
Change in other assets	549	6,953	3,410
Net returns (payments) of lease and equipment deposits	-	9,375	(961)
NET CASH PROVIDED BY (USED) IN INVESTING ACTIVITIES	7,017	(11,442)	(40,189)

Cash Flows from Financing Activities:

Proceeds from long-term debt	28	-	-
Principal payments on long-term debt	(73,214)	(44,617)	(36,038)
Payments on financing rotable inventory	-	-	(15,882)
Proceeds from exercise of stock options and issuance of warrants	11	573	6,364
Common stock purchased and retired	(7,092)	(40,091)	(18,643)
Proceeds from receipt of deferred credits	9,963	30,705	13,095
NET CASH USED IN FINANCING ACTIVITIES	(70,304)	(53,430)	(51,104)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(21,614)	36,799	(107,850)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	72,377	35,578	143,428
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 50,763	$ 72,377	$ 35,578

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest, net of amounts capitalized	$ 35,894	$ 42,486	$ 39,132
Cash paid (refunded) for income taxes, net	1,770	2,620	(125)

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

Sale of aircraft for the extinguishment of debt	$ 20,386	$ -	$ -
Sale of rotable spare parts and the extinguishment of related financing	2,970	-	-
Extinguishment of debt on sale of aircraft	27,848	-	-
Receivable for credits related to aircraft financing	5,253	857	2,000
Conversion of accrued interest into equity investment	2,779	-	-
Vendor short term debt permanently financed as long-term debt	-	135,378	-
Vendor settlement of payables as long-term debt	22,099		
Receivables used to extinguish accounts payables and other debt	15,094	-	-
Payables offset with receivables, inventory and other various assets due to vendor settlement	29,348	-	-
Deferred gain on settlement of maintenance agreement	3,360	-	-
Issuance of warrants	375	-	-
Accrued purchases of property & equipment	1,448	-	-
Aircraft and engine delivered under interim financing provided by manufacturer	-	23,644	74,657
Conversion of convertible debentures to common stock	-	-	62,278
Inventory and other credits received in conjunction with aircraft financing	-	-	7,212
Note receivable received in conjunction with sale/financing of rotable spare parts inventory	-	-	18,835
Deferred gain on sale/financing of rotable spare parts inventory	-	-	2,174
Note receivable forgiven in retirement of rotable spare parts inventory	-	-	3,631
Rotable spare parts financed with long-term payable	-	-	4,157
Other assets reclassified to expendable inventory	-	-	1,677
Rotable spare parts reclassified to other assets	-	-	1,982

See accompanying notes to consolidated financial statements.

MESA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Number of Shares		Common Stock and Additional Paid-In Capital		Retained Earnings		Total
Balance at October 1, 2005	28,868,167	$	96,128	$	80,542	$	176,670
Conversion of debt to equity	6,227,845		62,278		-		62,278
Exercise of stock options and warrants	1,198,720		6,364		-		6,364
Common stock purchased and retired	(2,390,679)		(18,643)		-		(18,643)
Amortization of restricted stock	-		1,261		-		1,261
Stock based compensation	-		2,313		-		2,313
Net income	-		-		33,967		33,967
Balance at September 30, 2006	33,904,053		149,701		114,509		264,210
Exercise of stock options	123,149		573		-		573
Vesting of restricted stock	184,129		-		-		-
Common stock purchased and retired	(5,470,645)		(40,092)		-		(40,092)
Amortization of restricted stock	-		1,165		-		1,165
Stock based compensation	-		805		-		805
Net Loss	-		-		(81,561)		(81,561)
Balance at September 30, 2007	28,740,686		112,152		32,948		145,100
Exercise of stock options and warrants	-		386		-		386
Issuance of restricted stock	236,091		-		-		-
Common stock purchased and retired	(2,203,298)		(7,092)		-		(7,092)
Amortization of restricted stock	-		399		-		399
Stock based compensation	-		24		-		24
Net loss	-		-		(29,160)		(29,160)
Balance at September 30, 2008	26,773,479	$	105,869	$	3,788	$	109,657

See accompanying notes to consolidated financial statements.

MESA AIR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Years Ended September 30, 2008

1. Summary of Significant Accounting Policies

Principles of Consolidation and Organization

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of Mesa Air Group, Inc. and the following wholly-owned operating subsidiaries (collectively "Mesa" or the "Company"): Mesa Airlines, Inc. ("Mesa Airlines"), a Nevada corporation and certificated air carrier; Freedom Airlines, Inc. ("Freedom"), a Nevada corporation and certificated air carrier; Air Midwest, Inc. ("Air Midwest"), a Kansas corporation and certificated air carrier "Air Midwest, LLC, a Nevada Limited Liability Company; MPD, Inc., a Nevada corporation, doing business as Mesa Pilot Development; Regional Aircraft Services, Inc. ("RAS") a California corporation; Mesa Air Group — Airline Inventory Management, LLC ("MAG-AIM"), an Arizona limited liability company; Ritz Hotel Management Corp., a Nevada corporation; Mesa Air New York, Inc., a New York Corporation; Nilchii, Inc. ("Nilchii"), a Nevada corporation; MAGI Insurance, Ltd. ("MAGI"), a Barbados, West Indies based captive insurance company; and Ping Shan SRL ("Ping Shan"), a Barbados company with restricted liability. Air Midwest LLC was formed for the purpose of a contemplated conversion of Air Midwest from a corporation to a limited liability company (which has not occurred). MPD, Inc. provides pilot training in coordination with a community college in Farmington, New Mexico and with Arizona State University in Tempe, Arizona. RAS performs aircraft component repair and overhaul services. MAG-AIM purchases, distributes and manages the Company's inventory of rotable and expendable spare parts. Ritz Hotel Management Corp. is a Phoenix area hotel property that is used for crew-in-training accommodations. MAGI is a captive insurance company established for the purpose of obtaining more favorable aircraft liability insurance rates. Nilchii was established to invest in certain airline related businesses. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is an independent regional airline serving 117 cities in 37 states, the District of Columbia, Canada, and Mexico. At March 30, 2009, the Company operated a fleet of 159 aircraft and had 856 daily departures. The Company's airline operations are conducted by two regional airline subsidiaries primarily utilizing hub-and-spoke systems. Mesa Airlines operates as America West Express under a code-share agreement with America West Airlines, Inc. ("America West") which currently operates as US Airways and is referenced to herein as "US Airways;" as United Express under a code-share agreement with United Airlines, Inc. ("United"); and independently as *go!* The current US Airways is a result of a merger between America West and US Airways, Inc. ("Pre-Merger US Airways"). Freedom Airlines operates as Delta Connection under code-share agreements with Delta Airlines, Inc. ("Delta"). Approximately 96% of the Company's consolidated passenger revenues for 2008 were derived from operations associated with code-share agreements.

The financial arrangements between Mesa and its code-share partners involve either a revenue-guarantee or pro-rate arrangement. Under a revenue-guarantee arrangement, the major airline generally pays a monthly guaranteed amount. The US Airways jet and Dash-8 code-share agreement, the Delta agreements, and the United code-share agreement are revenue-guarantee flying agreements. Under the terms of these flying agreements, the major carrier controls marketing, scheduling, ticketing, pricing and seat inventories. The Company receives a guaranteed payment based upon a fixed minimum monthly amount plus amounts related to departures and block hours flown plus direct reimbursement for expenses such as fuel, landing fees and insurance. Among other advantages, revenue-guarantee arrangements reduce the Company's exposure to fluctuations in passenger traffic and fare levels, as well as fuel prices. The US Airways and the Pre-Merger US Airways Beechcraft 1900 agreements and an agreement with Midwest Airlines are pro-rate agreements, for which the Company receives an allocated portion of the passengers' fare and pays all of the costs of transporting the passenger.

In addition to carrying passengers, the Company carries freight and express packages on its passenger flights and has interline small cargo freight agreements with many other carriers. Mesa also has contracts with the U.S. Postal Service for carriage of mail to the cities it serves and occasionally operates charter flights when its aircraft are not otherwise used for scheduled service.

Renewal of one code-share agreement with a code-share partner does not guarantee the renewal of any other code-share agreement with the same code-share partner. The agreements with US Airways expire in 2012; the regional jet revenue-guarantee agreements with Delta expire between January 2017 and January 2018, but can be terminated earlier in November 2012; the agreement with United expires between 2010 and 2018.

In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain assets thereof. Air Midwest consists of Beechcraft 1900D turboprop operations, which included our independent Mesa Airlines operations and Midwest Airlines and US Airways Beechcraft 1900D code-share operations. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and on or before June 30, 2008, exited all of its Essential Air Service ("EAS") markets. All assets and liabilities, results of operations, and other financial and operational data associated with these assets have been presented in the accompanying consolidated financial statements as discontinued operations separate from continuing operations, unless otherwise noted. For all periods presented, we reclassified operating results of the Air Midwest turboprop operations to loss from discontinued operations. See note 2 regarding discontinued operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Expendable Parts and Supplies

Expendable parts and supplies are stated at the lower of cost using the first-in, first-out method or market, and are charged to expense as they are used. The Company provides for an allowance for obsolescence over the useful life of its aircraft after considering the useful life of each aircraft fleet, the estimated cost of expendable parts expected to be on hand at the end of the useful life and the estimated salvage value of the parts. The Company reviews the adequacy of this allowance on a quarterly basis.

Prepaid Expenses

Prepaid expenses consist primarily of aircraft lease payments that are paid at the beginning of a period and subsequently amortized over the applicable period.

Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives to their estimated salvage values, which are estimated to be 20% for flight equipment, using the straight-line method.

Estimated useful lives of the various classifications of property and equipment are as follows:

Buildings	30 years
Flight equipment	7-20 years
Equipment	5-12 years
Furniture and fixtures	3-5 years
Vehicles	5 years
Rotable inventory	Life of the aircraft or term of the lease, whichever is less
Leasehold improvements	Life of the asset or term of the lease, whichever is less

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset and if the carrying amount of the asset exceeds the fair value of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. See note 2 below.

In accordance with SFAS No. 34 "Interest Capitalization," the Company capitalizes interest on required deposits related to airplane purchase contracts. The Company capitalized approximately $0.4 million, $1.0 million and $1.1 million of interest in fiscal 2008, 2007 and 2006, respectively.

Other Long-Term Assets

Other long-term assets primarily consist of the upfront payments associated with establishing financing for aircraft, contract incentive payments, prepaid maintenance, notes receivable received pursuant to rotable spare parts financings and debt issuance costs associated with the senior convertible notes. The financing costs are amortized over the lives of the associated aircraft leases which are primarily 16-18.5 years. Contract incentive payments are amortized over the term or the modified term of the code-share agreements. In the second quarter 2007, the Company recorded a $25.3 million charge for impairment of contract incentives. The debt issuance costs are amortized over the life of the senior convertible notes.

Air Traffic Liability

Air traffic liability represents the cost of tickets sold but not yet used. The Company records the revenue associated with these tickets in the period the passenger flies. Revenue from unused tickets is recognized when the tickets expire.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax assets for the value of benefits expected to be realized from the utilization of alternative minimum tax credit carry forward, capital loss carry forward, and state and federal net operating loss carryforward. We periodically review these assets to determine the likelihood of realization. To the extent we believe some portion of the benefit may not be realizable, an estimate of the unrealized position is made and an allowance recorded. The Company and its consolidated subsidiaries file a consolidated federal income tax return.

Deferred Credits

Deferred credits consist of aircraft purchase incentives provided by the aircraft manufacturers and deferred gains on the sale and leaseback of engines and interim financed aircraft. Purchase incentives include credits that may be used to purchase spare parts, pay for training expenses or reduce other aircraft operating costs. The deferred credits and gains are amortized on a straight-line basis as a reduction of lease expense over the term of the respective leases. The Company also accounts for proceeds from settlement of a claim in the Delta bankruptcy as a deferred credit (See Note 21). This credit is amortized over the life of the Delta Connection Agreement as revenue.

Revenue Recognition

The Delta, United and US Airways regional jet code-share agreements are revenue-guarantee flying agreements. Under a revenue-guarantee arrangement, the major airline generally pays a fixed monthly minimum amount, plus certain additional amounts based upon the number of flights and block hours flown. The contracts also include reimbursement of certain costs incurred by Mesa in performing flight services. These costs, known as "pass-through costs," may include aircraft ownership costs, passenger and hull insurance, aircraft property taxes as well as, fuel, landing fees and catering. The Company records reimbursement of pass-through costs as revenue. In addition, the Company's code-share partners also provide, at no cost to Mesa, certain ground handling and customer service functions, as well as airport-related facilities and gates at their hubs and other cities. Services and facilities provided by code-share partners at no cost to the Company are presented net in the Company's financial statements, hence no amounts are recorded for revenue or expense for these items. The contracts also include a profit component that may be determined based on a percentage of profits on the Mesa flown flights, a profit margin on certain reimbursable costs as well as a profit margin based on certain operational benchmarks. The Company recognizes revenue under its revenue-guarantee agreements when the transportation is provided. The majority of the revenue under these contracts is known at the end of the accounting period and is booked as actual. The Company performs an estimate of the profit component based upon the information available at the end of the accounting period. All revenue recognized under these contracts is presented at the gross amount billed.

Under the Company's revenue-guarantee agreements with US Airways, United and Delta, the Company is reimbursed under a fixed rate per block-hour plus an amount per aircraft designed to reimburse the Company for certain aircraft ownership costs. In accordance with Emerging Issues Task Force Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease," the Company has concluded that a component of its revenue under the agreements discussed above is rental income, inasmuch as the agreement identifies the "right of use" of a specific type and number of aircraft over a stated period of time. The amount deemed to be rental income during fiscal 2008, 2007 and 2006 was $238.6 million, $261.8 million and $248.5 million, respectively, and has been included in passenger revenue on the Company's consolidated statements of operations.

Beginning in fiscal 2007, for certain large stations and code-share partners, the Company obtains fuel via a direct supply arrangement. In most cases under our code-share arrangements, the Company is contractually responsible for procuring the fuel necessary to conduct its operations, and fuel costs are then passed through to code-share partners via weekly invoicing. The United code-share agreement contains an option that allows United to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that Mesa operates for United. United has now exercised this option at fifteen of the stations we operate, and as a result we no longer incur raw fuel expense but do recognize the related fuel pass-through revenue for the into-plane fees for these fifteen United stations.

Aircraft Leased to Other Airlines

The Company currently leases five CRJ-200 aircraft to Kunpeng Airlines and two ERJ-145 aircraft to Trans States Airlines. These leases have a five-year term and two and a half year term respectively. Both are accounted for as operating leases. Aircraft under operating leases are recorded at cost, net of accumulated depreciation. Income from operating leases is recognized ratably over the term of the leases. As of September 30, 2008, the cost and accumulated depreciation of aircraft under operating leases was approximately $2.1 million and $1.4 million, respectively.

Minimum future rental income under non-cancelable operating leases are as follows (in millions):

2009	$	7.9
2010		7.8
2011		5.5
2012		5.5
2013		1.0
Total	$	27.7

Maintenance Expense

The Company charges the cost of engine and aircraft maintenance to expense as incurred.

Earnings (Loss) Per Share

The Company accounts for earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic net income (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted net income (loss) per share reflects the potential dilution that could occur if outstanding Common Stock equivalents such as stock options and warrants were exercised using the treasury stock method. In addition, dilutive convertible securities are included in the denominator of the computation while interest on convertible debt, net of tax, is added back to the numerator. A reconciliation of the numerator and denominator used in computing income (loss) per share is as follows:

	Years Ended September 30,		
	2008	2007	2006
	(In thousands)		
Share calculation:			
Weighted average shares outstanding — basic	27,145	30,990	33,487
Effect of dilutive outstanding stock options and warrants	*	*	1,095
Effect of restricted stock	*	*	82
Effect of dilutive outstanding convertible debt	*	*	10,704
Weighted average shares outstanding — diluted	27,145	30,990	45,368
Adjustments to net income (loss):			
Net income (loss) from continuing operations	$ (5,735)	$ (71,538)	$ 37,103
Interest expense on convertible debt, net of tax	*	*	4,251
Adjusted net income (loss) from continuing operations	$ (5,735)	$ (71,538)	$ 41,354

* Excluded from the calculation of dilutive earnings per share because the effect would have been antidilutive.

Options to purchase 2,226,839, 3,615,488, and 41,544 shares of Common Stock were outstanding during fiscal 2008, 2007 and 2006, respectively, but were excluded from the calculation of dilutive earnings (loss) per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

Stock Based Compensation

Effective October 1, 2005, the Company accounts for all stock-based compensation in accordance with the fair value recognition provisions in SFAS No. 123(R), "Share-Based Payment." Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized on a straight-line basis as expense over the vesting period. Under SFAS No. 123(R), the Company is required to use judgment in estimating the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ significantly from the original estimate, stock-based compensation expense and the results of operations could be materially impacted.

The fair values of all stock options granted were estimated using the Black-Scholes-Merton option pricing model. The Black-Scholes-Merton model requires the input of highly subjective assumptions.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Segment Reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by a company's chief operating decision maker in deciding the allocation of resources and assessing performance. The Company has two airline operating subsidiaries, Mesa Airlines and Freedom Airlines, as well as various other subsidiaries organized to provide support for the Company's airline operations. The Company has aggregated these subsidiaries into two reportable segments: Mesa Airlines/Freedom and *go!*. In the fourth quarter of fiscal 2007, the Company committed to a plan to sell or lease certain assets of Air Midwest. Air Midwest consisted of our Beechraft 1900D turboprop operations. As such, the assets and liabilities and result of operations associated with Air Midwest are not included within the segment information below as they are classified as discontinued operation in the consolidated financial statements.

Mesa Airlines and Freedom Airlines provide passenger service under revenue-guarantee contracts with United, Delta and US Airways. As of September 30, 2008, Mesa Airlines and Freedom Airlines operated a fleet of 39 CRJ-200s, 20 CRJ-700s, 45 CRJ-900s, 34 EMB-145s and 16 Dash 8s.

go! provides independent inter-island Hawaiian passenger service where revenue is derived from ticket sales. As of September 30, 2008, *go!* operated a fleet of 5 CRJ-200 aircraft.

The Other category includes Mesa Air Group (the holding company), RAS, MPD, MAG-AIM, MAGI, Mesa Air New York, Nilchii, Ping Shan and Ritz Hotel Management, all of which support Mesa's operating subsidiaries. Activity in the Other category consists primarily of sales of rotable and expendable parts and ground handling services to the Company's operating subsidiaries, but also includes all administrative functions not directly attributable to any specific operating company. These administrative costs are allocated to the operating companies based upon specific criteria including headcount, available seat miles ("ASM's") and other operating statistics.

The Company only allocates to its operating segments those assets, specifically associated with the operation of aircraft engaged in the revenue generating activity of a segment.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. In adopting FIN 48, we changed our methodology for estimating our potential liability for income tax positions for which we are uncertain regardless of whether taxing authorities will challenge our interpretation of the income tax laws. Previously, we recorded a liability computed at the statutory income tax rate if we determined that (i) we did not believe that it is probable that we would prevail and the uncertainty is not related to the timing of recognition. However, under FIN 48 we do not recognize any benefits in our financial statements for any uncertain income tax position if we believe the position in the aggregate has less than a 50% likelihood that the position will be sustained, we recognize a benefit in our financial statements equal to the largest amount that we believe is more likely than not to be sustained upon audit. As a result of implementing FIN 48 the only effect on the Company was to reclassify a $2.7 million tax reserve from long-term deferred income tax liability to other noncurrent liabilities under FIN 48. There were no other changes during 2008 resulting from the implementation of FIN 48.

The tax law is subject to varied interpretation, and we have taken positions related to certain matters where the law is subject to interpretation and where substantial amounts of income tax benefits have been recorded in our financial statements. As we become aware of new interpretations of the relevant tax laws and as we discuss our interpretations with taxing authorities, we may in the future change our assessments of the likelihood of sustainability or of the amounts that may or may not be sustained upon audit. As our assessments change, the impact to our financial statements could be material. We believe that the estimates, judgments and assumptions made when accounting for these matters are reasonable, based on information available at the time they are made. However, there can be no assurance that actual results will not differ from those estimates.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2009. Management believes that it will not have a material impact on the Company's consolidated financial statements.

In September, 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities." This position amends the existing major maintenance accounting guidance contained within the AICPA Industry Audit Guide "Audits of Airlines" and prohibits the use of the "accrue in advance" method of accounting for planned major maintenance activities for owned aircraft. The provisions of the announcement are applicable for fiscal years beginning after December 15, 2006. Mesa currently uses the "direct expense" method of accounting for planned major maintenance; therefore, the adoption of FSP No. AUG AIR-1 did not have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115" ("SFAS 159"). Under SFAS 159, companies have an opportunity to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company doesn't anticipate electing the fair value option for any assets or liabilities as allowed by SFAS No. 159 at this time.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations". This Statement replaces SFAS No. 141, "Business Combinations" however it retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which Statement No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses and establishes the acquisition date as the date the acquirer achieves control Statement No. 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. By applying the same method of accounting to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will be required to apply SFAS No. 141 (R) beginning in the first quarter of fiscal 2010. Management believes that it will not have a significant impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, an amendment of ARB No. 51, "Noncontrolling Interests in Consolidated Financial Statements" A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will be required to adopt SFAS No. 160 in the first quarter of fiscal 2010. Management believes that this will not have a material impact on the Company's consolidated financial statements.

In October 2008, the FASB issued SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This standard expands upon the implementation guidance in SFAS No. 157 for estimating the present value of future cash flows for some hard-to-value financial instruments, such as collateralized debt obligations. This statement became effective upon issuance. The Company doesn't believe that SFAS 157-3 will have a material impact on the Company's consolidated financial statements.

In October 2008, the FASB issued Emerging Issues Task Force ("EITF") 08-6 "Equity Method Investment Accounting Considerations", on how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, and how an equity method investee's issuance of shares should be accounted for. The Company has not evaluated the impact of this issue on the Company's consolidated financial statements.

2. Discontinued operations

In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain assets thereof. Air Midwest consisted of Beechcraft 1900D turboprop operations, which included our independent Mesa Airlines operations and Midwest Airlines and Beechcraft 1900D US Airways code-share operations. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and exited all of its Essential Air Service markets on or before June 30, 2008. In preparation for marketing the aircraft the Company concluded that the fair value of the remaining 20 aircraft was less than the carrying value and therefore, recorded an impairment charge of $9.1 million. The impairment charge is included within loss from discontinued operations in the consolidated statement of operations.

All assets and liabilities and results of operations associated with these assets have been presented in the consolidated financial statements as discontinued operations separate from continuing operations in accordance with SFAS No. 144.

During fiscal 2008, Air Midwest recorded a loss before income taxes of $23.4 million which consists of approximately $3.0 million from the early termination of a maintenance contract, $2.5 million from the write down and sale of inventory, $0.6 million for severance costs, $9.1 million from the impairment of aircraft, $0.6 million from loss on disposal of property and equipment and $7.6 million from operations.

Revenues, loss before taxes, income tax benefit and net losses generated by discontinued operations were as follows:

	Years Ended September 30,		
	2008	2007	2006
	(In thousands)		
Revenue	$ 26,918	$ 57,597	$ 52,294
Loss before income taxes	$ (23,363)	$ (14,326)	$ (5,236)
Income tax provision (benefit)	62	(4,303)	(2,100)
Net loss from discontinued operations	$ (23,425)	$ (10,023)	$ (3,136)

Only interest expense directly associated with the debt outstanding in connection with the owned aircraft is included in discontinued operations. No general overhead or interest expense not directly related to the Air Midwest turboprop operation has been included within discontinued operations. As discussed in Note 14, we receive certain operating subsidies from Raytheon related to Beechcraft 1900D aircraft. This operating subsidy will decrease proportionally with the reduction of each aircraft.

Assets, including assets held for sale, and liabilities associated with the Air Midwest turboprop operation have been segregated from continuing operations and presented as assets and liabilities of discontinued operations in the consolidated balance sheets for all periods presented. In accordance with SFAS No. 144, depreciation and amortization related to assets held for sale ceased as of September 30, 2007. Assets and liabilities of the discontinued operations were as follows:

	September 30,	
	2008	2007
	(In thousands)	
Current assets	$ 3,654	$ 7,332
Property and equipment, net	20,800	33,916
Other assets	351	126
Current liabilities	(1,467)	(9,306)
Current portion of long-term debt	(5,206)	(4,126)
Long-term debt excluding current portion	(32,947)	(38,080)
Net assets of discontinued operations	$ (14,815)	$ (10,138)

In accordance with SFAS No. 144, the Company continually considers events or changes in circumstances that indicate the carrying amount of a long-term asset may not be recoverable. During the third quarter, the company sold 14 of its 34 Beechcraft 1900D aircraft. In connection with these negotiations and in preparation for marketing the remaining 20 Beechcraft 1900D aircraft, the Company concluded that the fair value of the remaining 20 aircraft was less than the carrying value and therefore recorded an impairment charge of $9.1 million during the quarter ended March 31, 2008. The impairment charge is included within loss from discontinued operations in the consolidated statement of operations. The remaining carrying value of all assets and liabilities of the discontinued operation approximated fair market value, therefore no adjustments related thereto have been recorded.

3. Management's Plans Regarding Going Concern

Liquidity and Going Concern Matters:

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. This assumes continuing operations and the realization of assets and liabilities in the ordinary course of business. The Company expects to continue its go! operations in Hawaii, to continue to serve its three code-share partners (see Delta discussion below) and to satisfy any potential convertible debt repayments without the use of significant amounts of cash (see Convertible Notes discussion below). Accordingly, the Company believes that its projected cash flows from operations and working capital to be sufficient to meet its current operating expenses, lease obligations and debt service requirements for at least the next 12 months. The Company's business plan also focuses on further reducing costs and enhancing liquidity by instituting plans for all or some of the following; the sale of aircraft, sales and leaseback transactions for aircraft related parts, and renegotiation of credit terms from certain of the Company's key vendors.
Delta:

On March 28, 2008, Delta notified the Company of its intent to terminate the Delta Connection Agreement among Delta, the Company and the Company's wholly owned subsidiary, Freedom Airlines, Inc. alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February, 2008. Following Delta's termination notification, the Company filed a Complaint on April 7, 2008 in the United States District Court for the Northern District of Georgia ("the Court") seeking declaratory and injunctive relief. An evidentiary hearing was conducted on May 27 through May 29, 2008. Following the hearing, the Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Delta Connection Agreement covering the ERJ-145 aircraft operated by Freedom, based on Freedom's completion rate prior to April 2008, pending a final trial at a date to be determined by the Court. On June 27, 2008, Delta filed a Notice of Appeal and on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. The Company has responded to Delta's motion in accordance with the applicable rules and the Court of Appeals, after reviewing the filings, denied Delta's request. Delta and the Company have fully briefed the issue on appeal and oral arguments in the 11th Circuit Court of Appeals have been scheduled for January 30, 2009.

If the District Court or Court of Appeals ultimately rules in favor of Delta and allows the termination of the Connection Agreement, management believes they will be unable to redeploy the ERJ-145s in a timely manner, or at the lease rates the Company receives under the Delta Connection Agreement in the event of any redeployment of such aircraft. As a result, if the Company is not successful in its litigation with Delta, the Company's cash flows from operations and available working capital will be insufficient to meet these cash requirements. The accompanying consolidated financial statements do not include any adjustments that might result from an unfavorable outcome in this matter.

Convertible Notes:

As of September 30, 2008, there were approximately $23.2 million in Senior Convertible Notes due 2023 and approximately $77.8 million in Senior Convertible Notes due 2024 outstanding, collectively, the "Convertible Notes". If the holders of the Convertible Notes exercise their right to require the Company to repurchase all of the Convertible Notes on January 31, 2009 and February 10, 2009, respectively, the Company will be required to repurchase such Convertible Notes in cash, Common Stock, or a combination thereof.

On January 6, 2009 the Company's shareholders approved the increase in the number of authorized shares of Common Stock to 900,000,000 shares, which management believes is a sufficient number of authorized shares to satisfy the repurchase of all the Convertible Notes if required, although management's negotiations with the Holders of the Convertible Notes are ongoing.

In the event the Company issues a significant number of shares it is possible that this will trigger a Section 382 limitation on the utilization of the Company's NOLs. This could have a material impact on the Company's financial statements. Internal Revenue Code Section 382 rules apply to limit a corporation's ability to utilize existing net operating loss carryforwards once the corporation experiences an ownership change as defined in the rules of Section 382. Generally, an ownership change occurs when, within a span of 36 months, there is an increase in the stock ownership by one or more shareholders of more than 50 percentage points. If the Company should incur an ownership change or significant equity event in the future, the Company may be limited to an annual limitation on the use of its net operating loss carryforwards.

4. Concentrations

The Company has code-share agreements with Delta Air Lines, US Airways and United. Approximately 96%, 98% and 98% of the Company's consolidated passenger revenue for fiscal 2008, 2007 and 2006, respectively, were derived from these agreements. Accounts receivable from the Company's code-share partners were 34.3% and 42.0% of total gross accounts receivable at September 30, 2008 and 2007, respectively.

Amounts billed by the Company under revenue guarantee arrangements are subject to our interpretation of the applicable code-share agreement and are subject to audit by our code-share partners. Periodically our code-share partners dispute amounts billed and pay amounts less than the amount billed. Ultimate collection of the remaining amounts not only depends upon Mesa prevailing under audit, but also upon the financial well-being of the code-share partner. As such, we periodically review amounts past due and record a reserve for amounts estimated to be uncollectible. The allowance for doubtful accounts was $10.3 million and $5.6 million at September 30, 2008 and 2007, respectively. If our actual ability to collect these receivables and the actual financial viability of our partners is materially different than estimated, our estimate of the allowance could be materially misstated. During fiscal 2008, we increased the allowance by $3.3 million to account for disputes with our code-share partners regarding the fees payable under our agreements and by $1.5 million to account for other potentially uncollectible accounts. In the fourth quarter of fiscal 2007, we reached a settlement with respect to a dispute with US Airways related to fees payable pursuant to the code-share agreement. In settlement of this dispute through July 2007, US Airways agreed to pay us a lump sum of $7.5 million plus agreed upon monthly amounts per aircraft for the period commencing in August 2007 through the balance of the agreement.

Passenger revenue from continuing operations received from US Airways amounted to 48%, 44% and 53% of the Company's total passenger revenue in fiscal 2008, 2007 and 2006, respectively. A termination of the US Airways revenue-guarantee code-share agreements would have a material adverse effect on the Company's business prospects, financial condition, results of operations and cash flows.

United accounted for approximately 29%, 35% and 36% of the Company's passenger revenue in fiscal 2008, 2007 and 2006, respectively. In most cases under our code share arrangement, the Company is contractually responsible for procuring the fuel necessary to conduct its operations, and fuel costs are then passed through to code-share partners via weekly invoicing. The United code-share agreement contains an option that allows United to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that Mesa operates for United. United exercised this options at 15 of the stations we operate and as a result we no longer incur fuel expense or recognnize related fuel pass-through revenue for these eight United stations. A termination of the United agreement would have a material adverse effect on the Company's business prospects, financial condition, results of operations and cash flows.

Delta accounted for approximately 19%, 19% and 9% of the Company's passenger revenue in fiscal 2008, 2007 and 2006, respectively. See Note 18 for further discussion regarding Delta.

5. Restricted Cash

As of September 30, 2008, the Company had $13.9 million in restricted cash. The company has an agreement with a financial institution for a $15.0 million letter of credit facility and to issue letters of credit for landing fees, workers compensation insurance and other business needs. Pursuant to the agreement, $11.6 million of outstanding letters of credit are required to be collateralized by amounts on deposit. Approximately $2.0 million relates to maintenance deposits and reserves associated with aircraft leased to Kunpeng Airlines. The increase in restricted cash is due to the required deposit for maintenance reserves on the five aircraft leased to Kunpeng Airlines.

As of September 30, 2007, the Company had $12.2 million in restricted cash on deposit with two financial institutions. The Company had an agreement with a financial institution for $15 million letter of credit facility and to issue letters of credit for landing fees, workers compensation insurance and other business needs. Pursuant to the agreement, $7.2 million of outstanding letters of credit are required to be collateralized by amounts on deposit. The Company maintained $5.0 million on deposit with another financial institution to collaterialize its direct deposit payroll.

6. Marketable Securities

The Company has a cash management program that provides for the investment of excess cash balances primarily in short-term money market instruments, US treasury securities, intermediate-term debt instruments, and common equity securities of companies operating in the airline industry.

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that all applicable investments be classified as trading securities, available for sale securities or held-to-maturity securities. At September 30, 2008 and 2007, the Company had $224,000 and $124.0 million respectively in marketable securities that include US Treasury notes, government bonds and corporate bonds. These investments are classified as trading securities during the periods presented and accordingly, are carried at market value with changes in value reflected in the current period operations. The large decrease in marketable securities from the previous year was due to the payment of $52.8 million for the Hawaiian Airlines settlement, principal payments on long-term debt of $73.2 million and the purchase and retirement of Common Stock of $7.1 million. Unrealized losses relating to trading securities held at September 30, 2008 and 2007, were $12,000 and $3.8 million, respectively.

7. Property and Equipment

Property and equipment consists of the following:

		September 30,		
		2008		2007
		(In thousands)		
Flight equipment, substantially pledged	$	713,302	$	748,395
Other equipment		32,149		28,208
Leasehold improvements		3,741		3,736
Furniture and fixtures		1,141		1,127
Buildings		2,768		2,768
Vehicles		1,484		1,435
		754,585		785,669
Less accumulated depreciation and amortization		(177,402)		(158,533)
Net property and equipment	$	577,183	$	627,136

8. Equity Method Investments

Equity method investments consisted of the following:

	For The Year Ended		
	2008		2007
	(In thousands)		
Investment in airline company	$	9,244	$ 9,669
Investment in payment processing company		-	1,027
Investment in Kunpeng Airlines Co., Ltd.		4,453	5,668
Total equity method investments	$	13,697	$ 16,364

Gain (loss) from equity method investments:

	For The Year Ended September					
	2008		2007		2006	
	(In thousands)					
Equity method loss from airline investment	$	(3,204)	$	(2,778)	$	(2,490)
Equity method loss from payment processing company		(265)		(283)		-
Impairment loss on payment processing company		(762)		-		-
Equity method gain (loss) from Kunpeng Airlines Co., Ltd.		127		(807)		-
Impairment loss on Kunpeng Airlines Co., Ltd.		(1,342)		-		-
Loss from equity method investments	$	(5,446)	$	(3,868)	$	(2,490)

   In fiscal 2006, our wholly-owned subsidiary, Ping Shan, entered into a joint venture agreement (the "Joint Venture Agreement") with Shan Yue SRL ("Shan Yue") and Shenzhen Airlines, pursuant to which the parties agreed to form Kunpeng, an equity joint venture company organized under the laws of China. Ping Shan holds a 25% share of the registered capital of Kunpeng. Additionally, Shan Yue, a Barbados society with restricted liability, holds 24% of the registered capital of Kunpeng. Shan Yue holds 5% of the 24% interest in Kunpeng for the exclusive benefit of an unaffiliated third party. Wilmington Trust Company holds 100% of the outstanding equity of Shan Yue as trustee of Shan Yue Trust, a Delaware statutory trust. We are the sole beneficiary of Shan Yue Trust. Kunpeng's fiscal year ends on December 31st. Pursuant to the Joint Venture Agreement, Ping Shan and Shan Yue will receive 25% and 24%, respectively, of the after-tax net profit of Kunpeng, if any, at the end of the fiscal year unless Kunpeng's board of directors determines that such profits should be reinvested. Additionally, the amount of profit available for distribution will be reduced by an amount equal to allocations to a reserve fund and expansion fund of Kunpeng and a bonus and welfare fund for Kunpeng's employees, as determined by Kunpeng's board of directors. No profit will be distributed unless any cumulative deficit carried forward for previous years is made up. Kunpeng's board consists of seven members, four of whom are appointed by Shenzhen Airlines, two are appointed by Ping Shan and one is appointed by Shan Yue. As of September 30, 2008, the Company has made capital contributions totaling $6.5 million, which represents a 25% direct ownership and 19% beneficial ownership of the joint venture. On September 28, 2007 Kunpeng commenced common carrier service in China.

   During the third quarter of 2008, the Company entered into a Letter of Intent ("LOI") to sell its interest in Kunpeng to Shenzhen. As a result of the negotiated valuation of the interest by the parties set forth in the LOI, the Company recorded a loss on its investment in Kunpeng of $1.3 million during the third quarter of 2008. The loss recorded on the LOI was based on the Company's share of Kunpeng's losses through June 30, 2008. This loss reflects the expected proceeds from the sale of $4.8 million less the Company's investment of $5.8 million and estimated transaction costs of $300,000. The loss has been recorded in the gain (loss) from equity method investments in the consolidated statement of operations.

   The Company also subleases five regional jets to Kunpeng. These leases are not affected by the LOI. Total sublease revenue for the year ended September 30, 2008 was $4.4 million. At September 30, 2008, the Company had gross receivables from Kunpeng of approximately $2.9 million. The settlement of these receivables in full are required by the LOI.

In fiscal 2007, we participated with a private equity fund in making an investment, through a limited liability limited partnership, in the preferred shares of a closely held emerging markets payment processing related business (the "2007 Investee"). Through our subsidiary Patar, Inc., we invested $1.3 million, which represented approximately 19.6% of the 2007 Investee's preferred stock. In fiscal 2008, due to the improbability of recovering our investment, the Company wrote-off the remaining $0.8 million of the investment.

In fiscal 2006, the Company participated with a private equity fund in making an investment in the Common Stock and notes of a closely held airline related business (the "2006 Investee"). The Company, through its subsidiary Nilchii, invested $15 million, which represents approximately 20% and 11.8% of the 2006 Investee's Common Stock and notes, respectively. On December 17, 2008, the Company received a letter from the 2006 Investee requesting that, pursuant to the terms of the governing limited liability company agreement, the Company purchase from the 2006 Investee $3.0 million in aggregate principal amount of notes by December 31, 2008. As of January 12, 2009, the Company has not determined whether or not it will meet these obligations. In the event Company does not do so, it will suffer dilution of its equity interest in the 2006 Investee.

The Company accounts for these investments using the equity method of accounting. Under the equity method, the Company adjusts the carrying amount of its investment for its share of the earnings or losses of the 2006 Investee subsequent to the date of investment and reports the recognized earnings or losses in the consolidated statements of operations. The Company's share of the 2006 Investee's losses subsequent to the date of investment have exceeded the carrying value of the Common Stock investment, which has been reduced to zero. In accordance with EITF Issue No. 99-10, "Percentage Used to Determine the Amount of Equity Method Losses," the Company recognizes equity method losses based on the ownership level of the 2006 Investee capital held by the Company. If the carrying value of its investment in the common or preferred stock is reduced to zero, as is the case with its' 2006 airline related business investment, then equity method losses are based on the ownership level of the 2006 Investee notes held by the Company. During fiscal 2008, the Company recorded equity method losses from these investments of $3.3 million.

During fiscal 2008, approximately $2.8 million was added to the investment in the airline company related to the conversion of interest to principal. All interest on a 17% note with the airline company that has been accrued, but not paid on each annual payment date of December 31, at the option of the 2006 Investee, shall be added to the principal amount of the note and shall no longer be deemed to be accrued and unpaid.

9. Other Accrued Expenses

Other accrued expenses were as follows at September 30,

	2008		2007
	(In thousands)		
Accrued property taxes	$ 10,466	$	11,470
Accrued vacation	4,489		4,128
Accrued AAR payable	3,638		3,862
Accrued legal	3,562		1,782
Accrued excise tax	3,529		1,796
Accrued landing fees	3,373		3,637
Accrued workers compensation, net of long-term portion	2,574		2,934
Accrued interest	2,547		3,608
Hawaii legal reserve	-		86,870
Other items less than 5%	16,468		23,749
	$ 50,646	$	143,836

On April 30, 2008, the Company reached a settlement of its suit with Hawaiian Airlines. Under the terms of the settlement and without admitting any wrong doing, Mesa received $37.5 million from the bond it had previously posted with the United States Bankruptcy court for the District of Hawaii. Hawaiian Airlines retained the remaining collateral of the bond totaling $52.5 million. This settlement did not restrict in any way *go!*'s ability to continue to offer services in the Hawaiian inter-island market. As a result of this settlement, the Company adjusted the contingent liability recorded in fiscal 2007 of $86.9 million and recorded a gain of $34.1 million at March 31, 2008 to reflect the amount ultimately paid.

10. Deferred Credits

The Company accounts for purchase incentives provided by aircraft manufacturers as deferred credits. These credits are amortized over the life of the related aircraft lease as a reduction of lease expense, which is included in flight operations in the statements of operations. Purchase incentives include credits that may be used to purchase spare parts, pay for training expenses or reduce other aircraft operating costs. The Company also accounts for proceeds from settlement of a claim in the Delta bankruptcy as a deferred credit (See Note 21). This credit is amortized over the life of the Delta Connection Agreement as revenue. Deferred credits also include deferred gains on the sale and leaseback of engines and interim financed aircraft. These deferred gains are also amortized over the life of the related leases as a reduction of lease expense, which is included in flight operations in the statements of operations.

11. Long-Term Debt

Long-term debt consists of the following:

	September 30,	
	2008	**2007**
	(In thousands)	
Notes payable to bank, principal and interest due monthly, interest at LIBOR plus 3% (5.927% at September 30, 2008) collateralized by the underlying aircraft, due 2019. (6) (7)	$ 288,956	$ 309,646
Senior convertible notes due June 2023 (1)	23,241	37,834
Senior convertible notes due February 2024 (2)	77,802	100,000
Notes payable to manufacturer, principal and interest due monthly through 2011, interest at LIBOR plus 1.8% (7.12% at September 30, 2007), collateralized by the underlying aircraft (3)	-	30,544
Note payable to financial institution due 2013, principal and interest due monthly at 7% per annum through 2008 converting to 12.5% thereafter, collateralized by the underlying aircraft (8)	19,826	21,384
Notes payable to financial institution, principal and interest due monthly through 2022, interest at LIBOR plus 2.25% (5.177% at September 30, 2008), collateralized by the underlying aircraft (5)	112,643	117,609
Notes payable to financial institution, principal and interest due monthly through 2012, interest at 8.3% per annum, collateralized by the underlying aircraft (5)	12,566	14,167
Unsecured note payable to supplier, principal due semi-annually, interest at LIBOR plus 6% (8.93% at September 30, 2008), due quarterly through 2012 (4)	21,333	-
Unsecured note payable to supplier, principal and interest at 9.5% due monthly through 2015 (9)	1,624	-
Mortgage note payable to bank, principal and interest at 7.5% due monthly through 2009, collateralized by Del rio Hotel	790	837
Other	87	104
Total debt	558,868	632,125
Less current portion	(137,990)	(70,179)
Long-term debt	$ 420,878	$ 561,946

Principal maturities of long-term debt for each of the next five years and thereafter are as follows:

	Years Ending September 30,
	(In thousands)
2009	$ 137,990
2010	37,827
2011	43,412
2012	42,912
2013	45,127
Thereafter	251,600
	$ 558,868

(1) In June 2003, the Company completed the private placement of senior convertible notes (the "2003 Notes") due 2023, which resulted in gross proceeds of $100.1 million ($96.9 million net). Cash interest is payable on these notes at a rate of 2.4829% per year on the aggregate amount due at maturity, payable semiannually in arrears on June 16 and December 16 of each year, beginning December 16, 2003, until June 16, 2008. After that date, the Company will not pay cash interest on these notes prior to maturity, and the notes will begin accruing interest at a rate of 6.25% until maturity. On June 16, 2023, the maturity date of these notes, the principal amount of each note will be $1,000. The aggregate amount due at maturity, including interest accrued from June 16, 2008, would have been $252 million (see subsequent partial conversion below). The June 2003 Notes and the note guarantees are senior unsecured obligations and rank equally with the Company's existing and future senior unsecured indebtedness. These notes and the note guarantees are junior to any secured obligations of the Company and any of its wholly owned subsidiaries to the extent of the collateral pledged.

The June 2003 Notes were sold at an issue price of $397.27 per note and are convertible into shares of the Company's Common Stock at a conversion rate of 39.727 shares per note, which equals a conversion price of $10 per share. This conversion rate is subject to adjustment in certain circumstances. Holders of these notes may convert their notes only if: (i) the sale price of the Company's Common Stock exceeds 110% of the accreted conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding quarter; (ii) prior to June 16, 2018, the trading price for these notes falls below certain thresholds; (iii) these notes have been called for redemption; or (iv) specified corporate transactions occur. As the sale price of our Common Stock exceeded 110% of the accreted conversion price for at least 20 trading days in the 30 consecutive trading day period ending September 30, 2003, these notes became convertible September 30, 2003. The Company has the right to redeem these notes, in whole or in part, beginning on June 16, 2008, at a redemption price equal to the issue price, plus accrued original issue discount, plus any accrued and unpaid cash interest. The holders of these notes had the right to require the Company to repurchase the notes on June 16, 2008 at a price of $397.27 per note ($37.8 million in aggregate) plus accrued and unpaid cash interest, if any, on June 16, 2013 at a price of $540.41 per note plus accrued and unpaid cash interest, if any, and on June 16, 2018 at a price of $735.13 per note plus accrued and unpaid cash interest, if any. Since the holders had the right to require the Company to repurchase the notes on June 16, 2008, the remaining liability, or $37.8 million has been included within current portion of long-term debt in the accompanying consolidated balance sheets at September 30, 2007. The Company may pay the purchase price of such notes in cash, Common Stock, or a combination thereof.

During fiscal 2006, holders of $156.8 million in aggregate principal amount at maturity ($62.3 million carrying amount) of the 2003 Notes converted their notes into shares of Mesa Common Stock. In connection with these conversions, the Company issued an aggregate of 6,227,845 shares of Mesa Common Stock in accordance with the terms of the indenture and also paid approximately $11.3 million to these Noteholders. The Company also wrote off $1.8 million in debt issue costs related to these notes. Amounts paid to Noteholders and the write-off of debt issue costs were recorded as other expense in the consolidated statements of operations. Under the terms of the 2003 Notes, each $1,000 of aggregate principal amount at maturity of Notes is convertible into 39.727 shares of Mesa Common Stock at the option of the Noteholders.

On May 20, 2008, the Company's board of directors approved separate agreements reached by the Company with certain of the holders of 2003 Notes. As discussed above, holders of the 2003 Notes had the right to require the Company to repurchase the 2003 Notes on June 16, 2008 ("the Put") at a price of $397.27 per $1,000 note ("the Put Price") plus any accrued and unpaid cash interest. If all of the holders of the 2003 Notes had exercised this right, the

Company would have been required to repurchase the 2003 Notes for approximately $37.8 million in cash, Common Stock, or a combination thereof.

Under the terms of these separate agreements, holders holding approximately $77.8 million in aggregate face amount of the 2003 Notes (representing approximately 82% of the aggregate face amount of 2003 Notes outstanding) agreed to forbear from exercising their Put right with respect to 75% in aggregate face amount of 2003 Notes owned by such holders (i.e. $23.2 million of the $37.8 million subject to the Put). In consideration for such agreement, the Company agreed to purchase 25% in aggregate face amount of such holder's 2003 Notes at a purchase price equal to 75% of the Put Price and the right to require the Company to repurchase such 2003 Notes on January 31, 2009. The Put Price payable on January 31, 2009 will also be payable in cash, Common Stock, or a combination thereof, at the Company's election. The Company's aggregate payment obligation with respect to such purchased 2003 Notes was approximately $5.8 million and was paid on or before May 27, 2008. In consideration for such forbearance, the Company also agreed to issues to such holders two-year warrants to purchase 25,000 shares of Common Stock for each $1 million in aggregate face amount of 2003 Notes deferred (or an aggregate of approximately 1.46 million shares of Common Stock). The warrants were valued at $.26 per share using the Black-Sholes model for an aggregate amount of $0.4 million. The warrants have a per share exercise price of $1.00, contains anti-dilutive protection for major corporate events, such as stock splits and stock dividends, and will not be exercisable to the extent the exercise thereof would cause the holder to beneficially own greater than 4.99% of the Company's outstanding capital stock. The Company recognized a gain in the third quarter on the repurchase of the 2003 Notes of $1.5 million which is included in gain on extinguishment of debt in the consolidated statement of operations. In addition, in the third quarter, the Company purchased approximately $7.0 million of these 2003 Notes at no gain or loss.

(2) In February 2004, the Company completed the private placement of senior convertible notes (the "2004 Notes") due 2024, which resulted in gross proceeds of $100.0 million ($97.0 million net). Cash interest is payable on these notes at the rate of 2.115% per year on the aggregate amount due at maturity, payable semiannually in arrears on February 10 and August 10 of each year, beginning August 10, 2004, until February 10, 2009. After that date, the Company will not pay cash interest on these notes prior to maturity, and they will begin accruing original issue discount at a rate of 3.625% until maturity. On February 10, 2024, the maturity date of these notes, the principal amount of each note will be $1,000. The amount due at maturity, including interest accrued from February 10, 2009, will be $171.4 million. Each of the Company's wholly-owned subsidiaries guarantees these notes on an unsecured senior basis. The February 2004 Notes and the note guarantees are senior unsecured obligations and rank equally with the Company's existing and future senior unsecured and unsubordinated indebtedness. These notes and the note guarantees are junior to any secured obligations of the Company and any of its wholly owned subsidiaries to the extent of the collateral pledged.

In the event that the holders of these notes exercise their right to require the company to repurchase the notes on February 10, 2009 at a price of $583.40 per note, the Company could be obligated to pay $77.8 million in fiscal 2009. The Company may pay the purchase price of such notes in cash, Common Stock, or a combination thereof. During the second quarter ended March 31, 2008, the Company purchased certain of these senior convertible notes due February 2024 with a carrying value of approximately $22.2 million, on the open market. This debt was purchased at a significant discount, and resulted in a gain, net of broker fees, of approximately $7.4 million and is included in gain on extinguishment of debt in the consolidated statement of operations.

Repayment of the 2004 and 2003 Notes (collectively, the "Notes") is jointly and severally guaranteed on an unconditional basis by the Company's wholly-owned subsidiaries. Except as otherwise specified in the indentures pursuant to which the Notes were issued, there are no restrictions on the ability of such subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. General provisions of applicable state law, however, may limit the ability of any subsidiary to pay dividends or make distributions to the Company in certain circumstances

(3) On May 16, 2008, the Company sold 14 of its 34 Beechcraft 1900D aircraft to Raytheon Aircraft Company and Raytheon Aircraft Credit Corporation (collectively "Raytheon") pursuant to an agreement reached between the parties regarding such aircraft. The Company sold the aircraft "as is", made a payment of $500,000, and in return Raytheon eliminated approximately $28 million of long-term debt due to Raytheon associated with such aircraft. This transaction resulted in a net gain of $5.8 million which is recorded in gain on extinguishment of debt in the

consolidated statement of operations in the third quarter. Pursuant to the terms of the agreement Raytheon has reserved the right to rescind the agreement should certain events occur. The Company believes that the occurrence of the events which would trigger such action by Raytheon are remote.

At September 30, 2008, approximately $38.0 million of the remaining debt due to Raytheon on the remaining 20 Beechcraft 1900D is included in discontinued operations.

(4) In July 2008, Mesa and General Electric ("GE") terminated their agreement for Maintenance Cost Management Program dated January 15, 1997 and Amendment No 1 dated December 31, 2002 (collectively, the "MCMP Agreement"). The MCMP Agreement was for the maintenance and repair of Mesa's owned or operated CF34-3B1 engines (i.e. CRJ-200 aircraft engines).

In consideration for the termination of the MCMP Agreement, Mesa agreed to pay GE $6 million for past due receivables and executed a four-year non-negotiable promissory note with GE for the principal sum of approximately $22 million ("the GE Note"). The GE Note was executed in part, in connection with the termination of the MCMP Agreement, and in part for other past due amounts for services rendered to Mesa by GE. The GE Note was executed to document the payment obligations owed to GE by Mesa under the MCMP Agreement through the scheduled termination date, and does not, in any respect, evidence an obligation independent from or in addition to the obligations under the MCMP Agreement.

(5) During January 2007, the Company permanently financed three CRJ-900 and three CRJ-700 aircraft with a combination of senior and subordinated debt totaling $135.4 million. The senior debt, totaling $120.3 million, bears interest at the monthly LIBOR plus 2.25% and requires monthly principal and interest payments. The subordinated debt, totaling $15.1 million, bears interest at a fixed rate of 8.31%, and requires monthly principal and interest payments.

(6) In October 2004, the Company permanently financed five CRJ-900 aircraft with $118.0 million in debt. The debt bears interest at the monthly LIBOR plus 3% and requires monthly principal and interest payments. These aircraft had originally been financed with interim debt financing from the manufacturer.

(7) In January and March 2004, the Company permanently financed five CRJ-700 and six CRJ-900 aircraft with $254.7 million in debt. The debt bears interest at the monthly LIBOR plus 3% and requires monthly principal and interest payments.

(8) In December 2003, we assumed $24.1 million of debt in connection with the purchase of two CRJ-200 aircraft in the Midway Airlines Chapter 7 bankruptcy proceedings. The debt, due in 2013, bears interest at the rate of 7% per annum through March 2008, converting to 12.5% thereafter, with principal and interest due monthly.

(9) In August 2008, the Company financed, with a supplier, $1.65 million in connection with prior accounts receivable to be paid in 84 monthly installments of $27,000 of principal plus interest at a rate of 9.494%.

Separate financial statements of the Company's subsidiaries are not included herein because the aggregate assets, liabilities, earnings, and equity of the subsidiaries are substantially equivalent to the assets, liabilities, earnings, and equity of the Company on a consolidated basis; the parent company does not contain any material assets or operations, the subsidiaries are jointly and severally liable for the repayment of the notes and the separate financial statements and other disclosures concerning the subsidiaries are not deemed by the Company to be material to investors.

12. Common Stock Purchase and Retirement

The Company's Board of Directors has authorized the Company to purchase up to 29.4 million shares of the Company's outstanding Common Stock. As of September 30, 2008, the Company has acquired and retired approximately 17.9 million shares of its outstanding Common Stock at an aggregate cost of approximately $113.9 million, leaving approximately 11.5 million shares available for purchase under the current Board authorizations. Purchases are made at management's discretion based on market conditions and the Company's financial resources.

13. Income Taxes

Income tax expense (benefit) consists of the following:

	Years Ended September 30,		
	2008	**2007**	**2006**
	(In thousands)		
Current:			
Federal	$ -	$ -	$ 642
State	480	2,461	680
	480	2,461	1,322
Deferred:			
Federal	3,702	(37,933)	22,054
State	141	(1,912)	1,463
	3,843	(39,845)	23,517
	$ 4,323	$ (37,384)	$ 24,839

The difference between the actual income tax expense and the statutory tax expense (computed by applying the U.S. federal statutory income tax rate of 35% to income or loss before income taxes) is as follows:

	Years Ended September 30,		
	2008	**2007**	**2006**
	(In thousands)		
Computed "expected" tax expense (benefit)	$ (494)	$ (38,123)	$ 21,680
Increase (reduction) in income taxes resulting from:			
State taxes, net of federal taxes	474	549	2,094
Nondeductible stock compensation expense	417	13	406
Nondeductible compensation	1,596	-	204
Valuation allowance	2,070	-	-
Other	260	177	455
	$ 4,323	$ (37,384)	$ 24,839

Elements of deferred income tax assets (liabilities) are as follows:

	September 30,	
	2008	**2007**
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 86,843	$ 55,321
Deferred credits	41,024	42,936
Other accrued expenses	12,209	1,357
Deferred gains	2,656	2,573
Other	2,589	1,400
Alternative minimum tax	3,746	3,247
Expendable parts		-
Other reserves and estimated losses	1,763	39,229
Equity in loss of unconsolidated subsidiary	3,442	2,040
Allowance for doubtful receivables	3,899	2,132
Intangibles	74	175
Unrealized trading losses	132	1,438
Equity and deferred compensation	925	2,821
123R windfall in NOLs not yet reducing current tax	(2,653)	(2,653)
Valuation allowance	(12,241)	(1,763)
Total deferred tax assets	$ 144,408	$ 150,253
Deferred tax liabilities:		
Property and equipment	$ (141,763)	$ (143,488)
Other	-	(2,960)
Total deferred tax liabilities	$ (141,763)	$ (146,448)

Deferred tax assets, before valuation allowance, include benefits expected to be realized from the utilization of alternative minimum tax credit carryforwards of approximately $3.7 million that do not expire and gross federal net operating loss carryforwards of approximately $229.0 million that expire in years 2017 through 2028. The Company also has tax benefits of state net operating loss carryforwards of approximately $7.0 million that expire in years 2008 and 2027. Due to requirements under SFAS 123R, a portion of recognized equity compensation includeds in the NOL carryovers previously noted are not yet recorded by the company as an adjustment to Additional Paid in Capital in the amount of $2.7 million. Recording of this asset will occur when the deductions to which it relates actually reduce current tax payable. Periodically, the Company evaluates the realization of its net deferred tax assets. As a result of this review the Company determined that a history of cumulative losses and uncertainties regarding the settlement of certain issues related to their convertible debt and section 382 limitations in the future cast sufficient doubt about the recovery of these amounts in the future. Therefore, the company has provided a valuation allowance of $12.2 million against this asset.

Internal Revenue Code Section 382 rules apply to limit a corporation's ability to utilize existing net operating loss carryforwards once the corporation experiences an ownership change as defined in the rules of Section 382. Generally, an ownership change occurs when, within a span of 36 months, there is an increase in the stock ownership by one or more shareholders of more than 50 percentage points. If the Company should incur a future ownership change or significant equity event in the future, the Company may be limited to an annual limitation on the use of its net operating loss carryforwards.

14. Raytheon Agreement

In February 2002, the Company entered into an agreement with Raytheon Aircraft Company (the "Raytheon Agreement") to, among other things, reduce the operating costs of the Company's Beechcraft 1900D fleet. In connection with the Raytheon Agreement and subject to the terms and conditions contained therein, Raytheon agreed to provide up to $5.5 million in annual operating subsidy payments to the Company contingent upon the Company continuing, in part, to fly such aircraft and remaining current on its payment obligations to Raytheon. Approximately $4.5 million and $5.2 million and $5.3 million was recorded as a reduction to flight operations during fiscal 2008, 2007 and 2006, respectively. As discussed in Note 2, the Company is attempting to sell Air Midwest or certain assets thereof, and began soliciting bids for the sale of the 20 Beechcraft 1900D aircraft used in operations by Air Midwest. This operating subsidy will decrease proportionally with the reduction of each aircraft.

15. Stock-Based Compensation

Prior to October 1, 2005, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". Effective October 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payments", using the modified prospective transition method: option awards granted, modified, or settled after the date of adoption are required to be measured and accounted for in accordance with SFAS No. 123(R). Unvested equity-classified awards that were granted prior to the effective date will continue to be accounted for in accordance with SFAS No. 123, and compensation amounts for awards that vest will now be recognized in the Statements of Operations as an expense.

Stock-based compensation costs recognized in the financial statements for the year ended September 30, 2008 include: (a) compensation cost for all share-based payments granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to September 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

As of September 30, 2008, the Company had seven stock-based incentive plans, which are described below. Generally, options are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Options and restricted stock granted to employees generally vest over a three to five year period and have a contractual term of ten years. Options and restricted stock granted to directors vest over varying periods following the date of grant and have a contractual term of ten years.

The compensation cost that has been charged against income for stock options and restricted shares issued under these plans was $25,000 and $0.4 million, respectively, for fiscal 2008, and $0.8 million and $1.2 million, respectively, for fiscal 2007 and $2.3 million and $1.3 million, respectively, for fiscal 2006. The total income tax benefit recognized in the consolidated statements of operations for share based compensation arrangements was $0.2 million for fiscal 2008.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123(R) requires cash flows resulting from excess tax benefits to be classified as financing cash flows. Excess tax benefits result from tax deductions in excess of the compensation cost recognized for those options. For the fiscal year ended September 30, 2008 the Company did not recognize any excess tax benefits due to federal and state net operating losses.

In April 1996, the Company adopted an employee stock option plan under the new management incentive program (the "1996 Stock Option Plan") that provides for the granting of options to purchase up to 2,800,000 shares of the Company's Common Stock at the fair value on the date of grant. On July 24, 1998, an additional 1,500,000 options were approved by the stockholders to be granted under this plan. At September 30, 2008, there were 825,132 options outstanding. No future grants will be made under this plan.

In June 1998, the Company adopted a Key Officer Stock Option Plan for compensating the Company's Chief Executive Officer and Chief Operating Officer, which provided for the grant of options to purchase up to 1,600,000 shares of the Company's Common Stock at the fair value on the date of grant. At September 30, 2008 there were 112,533 options outstanding. There are no options available for grant under this plan.

In July 1998, the Company adopted a second stock option plan for outside directors (the "Outside Directors Plan"). This plan, as amended, provides for the grant of options to purchase up to 275,000 shares of the Company's Common Stock at the fair value on the date of the grant. On February 11, 2003 an additional 200,000 options were approved by the stockholders to be granted under this plan. On February 6, 2007, the stockholders approved an Amended and Restated Director Incentive Plan (the "Director Incentive Plan"), which does not increase the number of shares available for issuance under the existing Outside Directors Plan, provides for the possibility of granting restricted stock as well as options. At September 30, 2008, there were 124,873 options outstanding, 68,652 unvested restricted stock awards outstanding and 64,588 options or restricted stock awards available for future grants under this plan.

In October 2001, the Company adopted a Key Officer Stock Option Plan for compensating the Company's Chief Executive Officer and Chief Operating Officer, which provided for the grant of options to purchase up to 2,000,000 shares of the Company's Common Stock at the fair value on the date of grant. At September 30, 2008, there were 836,000 options outstanding and no options available for future grants under this plan.

In February 2005 the Company's stockholders approved the adoption of the 2005 Employee Stock Incentive Plan. The plan provides for the granting of options to purchase or the issuance of restricted stock of up to 1,500,000 shares of Common Stock to officers and key employees. At September 30, 2008, there were 328,301 options outstanding, 305,540 unvested restricted stock awards outstanding and 835,929 options or restricted stock awards available for future grants under this plan, which includes 342,371 options authorized but not issued under the 1996 Option Plan.

During fiscal 2008 the Company granted 41,325 shares of restricted shares to employees under the 2005 Employee Stock Incentive Plan. In addition, the Company granted 54,000 shares of restricted stock to outside directors under the Director Incentive Plan.

On May 27, 2008, the Company issued, to holders of the 2003 Notes, two-year warrants to purchase 25,000 shares of Common Stock for each $1 million in aggregate face amount of 2003 Notes deferred as a result of the forbearance, (or an aggregate of approximately 1.46 million share of Common Stock). The warrants were valued at $.26 per share using the Black-Sholes model for an aggregate amount of $0.4 million. The warrants have a per share exercise price of $1.00, will contain anti-dilutive protection for major corporate events, such as stock splits and stock dividends, and will not be exercisable to the extent the exercise thereof would cause the holder to beneficially own greater than 4.99% of the Company's outstanding capital stock.

The following table summarizes the restricted stock activity as of September 30, 2008:

	Number of Shares	Weighted-Average Grant Date Fair Value
	(000s)	
Restricted shares unvested at beginning of year	552,575	$ 6.88
Granted	95,325	2.89
Vested	(123,213)	7.31
Cancelled	(136,442)	6.60
Restricted shares unvested at end of year	388,245	$ 5.86

A summary of stock option award activity under the stock-based compensation plans as of September 30, 2008, 2007 and 2006

and changes during the years then ended are summarized as follows:

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(000)		(000)		(000)	
Outstanding at beginning of year	3,616	$ 7.43	3,917	$ 7.44	5,338	$ 6.98
Granted	-	-	-	-	69	10.61
Exercised	-	-	(101)	5.49	(1,146)	5.39
Forfeited	(357)	6.82	(167)	9.38	(140)	7.11
Expired	(1,032)	8.19	(33)	4.51	(204)	8.24
Outstanding at end of year	2,227	$ 7.19	3,616	$ 7.43	3,917	$ 7.44
Exercisable at end of year	2,222	$ 7.18	3,334	$ 7.51	3,185	$ 7.48

The Company estimates the fair value of stock options issued using the Black-Scholes-Merton option pricing model. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. Historically the Company has not paid any dividends and does not anticipate paying dividends in the near future. Expected volatilities are based on historical volatility of the Company's stock. The risk-free rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect at the time of the grant. The forfeiture rate is based on historical information and managements best estimate of future forfeitures. The expected term of options granted is derived from historical exercise experience and represents the period of time the Company expects options granted to be outstanding. Option valuation models require the input of subjective assumptions including the expected volatility and lives. Actual values of grants could vary significantly from the results of the calculations. The following assumptions were used to value stock option grants during the following periods:

	Year Ended September 30,		
	2008 (1)	2007 (1)	2006
Dividend yield	-	-	0.0%
Expected volatility	-	-	67.7%
Risk-free interest rate	-	-	5.1%
Forfeiture rate	8.0%	9.0%	12.2%
Expected term (in years)	-	-	6.1

(1) Certain assumptions not provided as there no options were granted in fiscal 2008 and 2007

There were no options granted during fiscal 2008 or 2007. The weighted average grant date fair value of options granted during fiscal 2006 was $6.72. The total intrinsic value of options exercised during the years ended September 30, 2008, 2007 and 2006 was $0.0 million, $0.2 million and $3.9 million, respectively.

A summary of the status of the Company's unvested options as of September 30, 2008 and changes during the year ended September 30, 2008, is presented below:

	Shares (000)
Nonvested at October 1, 2007	281
Granted	-
Vested	(230)
Forfeited	(40)
Expired	(6)
Nonvested at September 30, 2008	5

As of September 30, 2008, there was $1.4 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of 2.2 years. During fiscal year 2008 the Company did not modify any of its outstanding stock-based compensation plans.

The following table summarizes information concerning options outstanding at September 30, 2008:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.34 - $12.56	2,226,839	4.2 Years	$ 7.19	2,222,049	$ 7.18

Compensation cost for options granted prior to October 1, 2005 was recognized on an accelerated amortization method over the vesting period of the options. Compensation cost for options granted after September 30, 2005 was recognized on a straight-line basis over the vesting period. Compensation cost for restricted stock awards are recognized on a straight-line basis over the vesting period. The following amounts were recognized for stock-based compensation for fiscal 2008, 2007 and 2006 (in thousands):

General and administrative expenses:	2008	2007	2006
Stock options expense	$ 24	$ 805	$ 2,313
Restricted stock expense	399	1,165	1,261
Total	$ 423	$ 1,970	$ 3,574

16. Benefit Plans

The Company has a 401(k) plan covering all employees (the "Plan"). Under the Plan, employees may contribute up to 85% of their pretax annual compensation, subject to certain Internal Revenue Code limitations. Employer contributions are made at the discretion of the Board of Directors. During fiscal 2008 and 2007, the Company made matching contributions of 30% of employee contributions up to 10% of annual employee compensation. Employees are eligible to participate in the Plan upon completion of one year of service. The employee vests 20% per year in employer contributions. Employees become fully vested in employer contributions after completing six years of employment. The Company has the right to terminate the Plan at any time. Contributions by the Company to the Plan for the years ended September 30, 2008, 2007, and 2006 were approximately $1.3 million, $1.3 million, and $1.2 million, respectively.

17. Lease Commitments

At September 30, 2008, the Company leased 145 aircraft under non-cancelable operating leases with remaining terms of up to 16.5 years. The aircraft leases require the Company to pay all taxes, maintenance, insurance and other operating expenses. The Company has the option to terminate certain of the leases at various times throughout the lease. Aggregate rental expense under all operating leases totaled approximately $208.5 million, $217.8 million and $237.4 million for the years ended September 30, 2008, 2007 and 2006, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

	Years Ending September 30,
	(In millions)
2009	$ 199
2010	198
2011	204
2012	206
2013	208
Thereafter	877
Total	$ 1,892

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46R"), which requires the consolidation of variable interest entities. The majority of the Company's leased aircraft are owned and leased through trusts whose sole purpose is to purchase, finance and lease these aircraft to the Company; therefore, they meet the criteria of a variable interest entity. However, since these are single owner trusts in which the Company does not participate, the Company is not at risk for losses and is not considered the primary beneficiary. As a result, the Company is not required to consolidate any of these trusts in applying FIN 46R. Management believes that the Company's maximum exposure under these leases is the remaining lease payments.

Under the Company's leveraged lease agreements, the Company typically agrees to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. The terms of these contracts range up to 18.5 years. The Company did not accrue any liability relating to the indemnification to the equity/owner participant because the probability of this occurring is remote.

18. Commitments and Contingencies

On January 9, 2007, Aloha Airlines filed suit against Mesa Air Group in the United States District Court for the District of Hawaii. The complaint seeks damages and injunctive relief. Aloha alleges that Mesa's inter-island air fares are below cost and that Mesa is, therefore, violating specific provisions of the Sherman Act. Aloha also alleges breach of contract and fraud by Mesa in connection with two confidentiality agreements, one entered into in 2005 and the other in 2006. Mesa denies any attempt at monopolization of the inter-island market and further denies any improper use of the data furnished by Aloha while Mesa was considering a bid for Aloha during its bankruptcy proceedings. On November 28, 2008, Mesa Air Group, Inc. ("Mesa") entered into a settlement and release agreement ("Settlement Agreement"), effective as of November 28, 2008, with certain affiliates of The Yucaipa Companies LLC (collectively, "Yucaipa") relating to the action entitled *Aloha Airlines, Inc., et al. v. Mesa Air Group, Inc.* before the United States District Court for the District of Hawaii (Case No. CV 07-00007 DAE/BMK) (the "Action"). The Settlement Agreement fully and finally settles all issues and disputes that were raised, or could have been raised, by Yucaipa, Mesa, or Aloha Airlines, Inc. and Aloha Air Group Inc. (collectively, "Aloha") in connection with the Action.

In connection with the Settlement Agreement, Mesa has agreed to issue approximately 2.7 million shares of its Common Stock to Yucaipa and make a cash payment of $2 million to Yucaipa. Accordingly, the Company recorded a charge of approximately $2.8 million in the consolidated statements of operations in the fourth quarter of fiscal 2008.

In connection with a June 2007 agreement modifying certain Canadair Regional Jet purchase obligations, the Company committed to purchase 10 new CRJ-700 NextGen aircraft. In conjunction with this purchase agreement, Mesa had $500,000 on deposit in accordance with the Bombardier Regional Aircraft Agreement ("BRAD") that was included in lease and equipment deposits at September 30, 2008. The remaining deposits are expected to be returned upon completion of permanent financing on each of the ten aircraft.

In adopting FIN 48, we changed our methodology for estimating our potential liability for income tax positions for which we are uncertain regardless of whether taxing authorities will challenge our interpretation of the income tax laws. Previously, we recorded a liability computed at the statutory income tax rate if we determined that (i) we did not believe that it is probable that we would prevail and the uncertainty is not related to the timing of recognition. However, under FIN 48 we do not recognize any benefits in our financial statements for any uncertain income tax position if we believe the position in the aggregate has less than a 50% likelihood that the position will be sustained, we recognize a benefit in our financial statements equal to the largest amount that we believe is more likely than not to be sustained upon audit. As a result of implementing FIN 48 the only effect on the Company was to reclassify a $2.7 million tax reserve from long-term deferred income tax liability to other noncurrent liabilities under FIN 48. There were no other changes during 2008 resulting from the implementation of FIN 48.

The Company also has long-term contracts for the performance of engine maintenance on some of its aircraft. A description of each of these contracts is as follows:

In April 1997, the Company entered into a 10-year engine maintenance contract with Pratt & Whitney Canada Corp. ("PWC") for its Dash-8 aircraft. The contract requires Mesa to pay PWC for the engine overhaul upon completion of the maintenance based upon a fixed dollar amount per flight hour. The rate under the contract is subject to escalation based on changes in certain price indices.

During the second quarter of fiscal 2007, the Company amended a five-year heavy equipment maintenance agreement with a vendor. The agreement provides a rebate based upon annual volumes up to $10.0 million over the next five years. The agreement also includes penalties in the event our annual volumes fall below certain levels. The maximum penalty possible would be $19.0 million if our annual volumes were zero for all five years. Rebates of approximately $2.96 million have been recognized in fiscal 2008.

In April 2000, the Company entered into a 10-year engine maintenance contract with Rolls-Royce Allison ("Rolls-Royce") for its ERJ aircraft. The contract requires Mesa to pay Rolls-Royce for the engine overhaul upon completion of the maintenance based upon a fixed dollar amount per flight hour. The rate per flight hour is based upon certain operational assumptions and may vary if the engines are operated differently than these assumptions. The rate is also subject to escalation based on changes in certain price indices. The agreement with Rolls-Royce also contains a termination clause and look back provision to provide for any shortfall between the cost of maintenance incurred by the provider and the amount paid up to the termination date by the Company and includes a 15% penalty on such amount. The Company does not anticipate an early termination under the contract.

On March 28, 2008, Delta notified the Company of its intent to terminate the Delta Connection Agreement among Delta, the Company and the Company's wholly owned subsidiary, Freedom Airlines, Inc. alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February, 2008. Following Delta's termination notification, the Company filed a Complaint on April 7, 2008 in the United States District Court for the Northern District of Georgia ("the Court") seeking declaratory and injunctive relief. An evidentiary hearing was conducted on May 27 through May 29, 2008. Following the hearing, the Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Delta Connection Agreement covering the ERJ-145 aircraft operated by Freedom, based on Freedom's completion rate prior to April 2008, pending a final trial at a date to be determined by the Court. On June 27, 2008, Delta filed a Notice of Appeal and on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. The Company has responded to Delta's motion in accordance with the applicable rules and the Court of Appeals, after reviewing the filings, denied Delta's request. Delta and the Company have fully briefed the issue on appeal and oral argument in the 11th Circuit Court of Appeals have been scheduled for January 30, 2009.

On April 30, 2008, the Company reached a settlement of its suit with Hawaiian Airlines. Under the terms of the settlement and without admitting any wrongdoing, Mesa received $37.5 million from the bond it had previously posted with the United States Bankruptcy Court for the District of Hawaii. Hawaiian Airlines retained the remaining collateral of the bond totaling $52.5 million. This settlement did not restrict in any way *go!*'s ability to continue to offer services in the Hawaiian inter-island market. As a result of this settlement, the Company adjusted the contingent liability recorded in fiscal 2007 of $86.9 million and recorded a gain of $34.1 million at March 31, 2008 to reflect the amount ultimately paid.

On May 12, 2008, the Company and a code share partner executed an Amendment to the Code Share Agreement which resolved certain commercial issues between the parties. As a result of the amendment, the Company recorded a charge of approximately $3.0 million dollars during the second quarter which is included in operating expenses in the consolidated statements of operations. In accordance with the amendment, Mesa entered into a deferred payment plan. Under this deferred payment plan if Mesa fails to make any of the payments the code share partner may reduce certain aircraft in operation.

On May 12, 2008, the Company reached a settlement agreement with MAIR Holdings, Inc., the parent company of Big Sky Airlines ("Big Sky"), in relation to the early return of ten (10) Beechcraft 1900D aircraft leased to Big Sky following Big Sky's announcement that it was ceasing operations and liquidating its assets. Pursuant to the settlement agreement, Mesa received $1.5 million from Big Sky and has retained Big Sky's security deposits and special supplemental rent. The net gain on this settlement of approximately $2.1 million is recorded in other income (expense) in the consolidated statements of operations.

On May 16, 2008, the Company sold fourteen of its 34 Beechcraft 1900D aircraft to Raytheon pursuant to an agreement reached between the parties regarding such planes. The Company sold the aircraft "as is", made a payment of $500,000 and in return Raytheon eliminated approximately $28 million of long-term debt due to Raytheon associated with such aircraft. This transaction resulted in a net gain of $5.8 million, which is recorded in extinguishment of debt in the consolidated statements of operations. Pursuant to the agreement Raytheon has reserved the right to rescind the agreement should certain events occur. The Company believes that the occurrence of the events which would trigger such action by Raytheon are remote.

On August 1, 2008, Delta notified the Company of the termination of the CRJ-900 Delta Connection Agreement citing an alleged failure to meet certain contractual benchmarks contained in the CRJ-900 Delta Connection Agreement.

On August 6, 2008 Mesa filed a complaint against Delta Air Lines seeking the return of seven aircraft engines that Delta improperly retained possession of following the termination of an engine maintenance memorandum of understating executed between Mesa and Delta. Delta has claimed its retention of these engines is justified as a means to secure recovery of certain disputed amounts related to the memorandum of understating. The memorandum of understanding does not contain provisions regarding Delta's claims and does not permit Delta's retention of the engines. Delta did not have a legal basis upon which to retain continued unauthorized possession of the engines. On or about August 13, 2008, Delta returned possession of the engines at issue. On August 22, 2008, Delta recorded mechanics' liens on the engines and filed a counterclaim seeking to foreclose on the liens as well as seeking certain payments allegedly related to the MOU. Mesa's action filed in the United States District Court sought the immediate return of all engines currently in Delta's possession and/or control, forfeiture of all claimed liens, as well as damages related to Delta's improper retention of the engines. On November 12, 2008, the Court heard oral arguments on Mesa's motion to dismiss Delta's purported liens and Delta's motion to foreclose on the liens. On November 14, 2008, the Court ruled that Delta forfeited its lien claims as a result of its failure to comply with the timelines set out in the Georgia Lien Statute. The parties' competing claims for money damages are still pending before the Court. A judgment in Delta's favor for damages related to its counterclaim could have a material adverse impact on our financial condition or results of operations.

On October 20, 2008, Mesa filed a complaint against Mokulele Air Group, Inc. ("Mokulele") alleging claims for breach of contract related to certain amounts owed to the Company by Mokulele under the code-share agreement dated February 7, 2007. Mesa's complaint was filed in the United States District Court for the District of Arizona. On November 4, 2008, Mokulele filed a complaint in the United States District Court for the District of Hawaii alleging claims for breach of the code-share agreement, attempted monopolization in violation of the Sherman Anti-

Trust Act and unfair competition under Hawaii statutes. On November 7, 2008, Mesa amended its complaint filed in the District Court of Arizona to add claims for breach of contract, breach of the covenant of good faith and fair dealing, breach of an open account, unjust enrichment, coercion, trademark infringement in violation of the Hawaii and Arizona statutes and the federal Lanham Act, misappropriation of trade secrets, deceptive trade practices and unfair competition. This litigation is in the initial stages and the Company strongly denies having violated any statutory or common law duty owed to Mokulele.

In accordance with the terms our joint venture agreement in China, we are obligated to contribute an additional RMB 196,000,000 or $28.6 million to Kunpeng in accordance with Kunpeng's operational requirements as determined by Kunpeng's board of directors, but in any event, prior to May 16, 2009.

On January 6, 2009, the Company's shareholders approved the amendment of the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock from 75,000,000 shares to 900,000,000 shares.

The Company is also currently involved in a dispute with another vendor in connection with an engine maintenance agreement regarding approximately $1.8 million in unauthorized repairs performed by the vendor. The Company believes it is not obligated to make this payment. In the event the payment was found to be required, the Company will incur an additional $1.8 million in maintenance expenses.

The Company is also involved in various legal proceedings and FAA civil action proceedings that the Company does not believe will have a material adverse effect upon its business, financial condition or results of operations, although no assurance can be given to the ultimate outcome of any such proceedings.

19. Financial Instruments

The carrying amount of cash and cash equivalents, receivables, accounts payable, accrued compensation and other liabilities approximates fair market value due to the short maturity periods of these instruments. The fair value of the Company's marketable securities is based on quoted marked prices. The Company's variable rate long-term debt had a carrying value of approximately $423.0 million at September 30, 2008.

The majority of the Company's fixed rate debt is comprised of convertible notes due in June of 2023 and February 2024. These notes are mandatorily redeemable in 2009 in either cash or the Company's Common Stock (Note 11). There is not an active market for the Company's notes and given the current financial condition of the Company, it is not practicable to determine the fair value of the Company's fixed rate debt.

20. Related Party Transactions

In addition to our joint venture interest in Kunpeng Airlines, the Company currently subleases five regional jets to Kunpeng and are in negotiations to sublease additional aircraft in the future. Total sublease income, which is recorded as freight and other revenue in the consolidated statements of operation, totaled $4.4 million in fiscal 2008 and $0.1 million in fiscal 2007.

Prior to September 2006, the Company provided reservation services to Europe-By-Air, Inc. The Company billed Europe-By-Air approximately $53,000 for these services during fiscal 2006. The Company did not have any billings or contractual relationships with Europe-By-Air in fiscal years 2007 and 2008. The Company's CEO, Mr. Ornstein, is a major shareholder of Europe-By-Air. In September 2006, Europe-By-Air stopped using the Company's reservation services.

The Company uses the services of the law firm of Baker & Hostetler for labor related legal services. The Company paid the firm an aggregate of $0.3 million, $0.2 million and $0.3 million for legal-related services in fiscal 2008, 2007 and 2006, respectively. Mr. Joseph Manson, a member of the Company's Board of Directors, is a partner with Baker & Hostetler.

In fiscal 2001, the Company established Regional Airline Partners ("RAP"), a political interest group formed to pursue the interests of regional airlines, communities served by regional airlines and manufacturers of regional airline equipment. RAP has been involved in various lobbying activities related to maintaining funding for the Essential Air Service program under which the Company operated the majority of its Beechcraft 1900 aircraft. Mr. Maurice Parker, a member of the Company's Board of Directors, is the Executive Director of RAP. During fiscal 2008, 2007 and 2006, the Company paid RAP's operating costs totaling approximately $272,000, $284,000 and $312,000, respectively. Included in these amounts are the wages of Mr. Parker, which amounted to $119,000, $113,000 and $119,000 in fiscal 2008, 2007 and 2006, respectively. Since inception, the Company has financed 100% of RAP's operations. Subsequent to fiscal year end 2008 and in connection with the Company's shutdown of Air Midwest, the Company has terminated all funding of RAP's operation including any wages of Mr. Parker.

The Company will enter into future business arrangements with related parties only where such arrangements are approved by a majority of disinterested directors and are on terms at least as favorable as available from unaffiliated third parties.

21. Bankruptcy Settlements

In fiscal 2007, the Company received 48,000 shares of US Airways Common Stock from its Pre-Merger US Airways bankruptcy claim. These shares were sold, and proceeds of approximately $2.4 million were received. In fiscal 2006, the Company received 351,456 shares of US Airways Common Stock from its Pre-Merger US Airways bankruptcy claim. The Company sold the stock in the fourth quarter of fiscal 2006, and realized proceeds of $17.6 million. Proceeds of $5.5 million were first applied to existing receivables that were previously reserved and the remaining amount of $12.1 million was recorded as a bankruptcy settlement in the consolidated statements of operations. In fiscal 2008, the company sold the remaining shares with proceeds of $26,780.

In connection with an amendment to and assumption of our existing Delta Connection Agreement, ("DCA"), we received a general unsecured claim of $35.0 million as part of Delta's bankruptcy proceeding. During the third quarter of 2007 the Company received 787,261 shares of Delta stock representing approximately 89% of the total award. These shares were sold in the same quarter for approximately $16.5 million. The resulting gain was deferred and is being amortized over the remainder of the amended DCA as these amounts are viewed as a piece of the ongoing Delta contract taken as a whole.

On February 15, 2008, Mesa sold its remaining interest (i.e. 11%) in the Delta claim to Goldman Sachs Credit Partners, LP for $1,925,000. The remaining 11% was recorded in a manner that is consistent with the recording of the first 89%, so the $1,925,000 was recorded as a deferred credit and will be amortized to revenue over the remaining term of the Delta agreement.

22. Impairment of Long-Lived Assets

In accordance with SFAS No. 144, the Company continually considers events or changes in circumstances that indicate the carrying amount of a long-term asset may not be recoverable. For the quarter ended June 30, 2008, the Company recorded an impairment charge of $1.3 million on its investment in Kunpeng which is classified in loss from equity method investment in the consolidated statements of operations (See Note 8). During the third quarter the company sold 14 of its 34 Beechcraft 1900D aircraft. In connection with these negotiations and in preparation for marketing the remaining 20 Beechcraft 1900D aircraft the Company concluded that the fair value of the remaining 20 aircraft was less than the carrying value and therefore recorded an impairment charge of $9.1 million during the quarter ended March 31, 2008. The impairment charge is included within loss from discontinued operations in the consolidated statements of operations (See Note 2)

During the second quarter of 2007, the Company evaluated two impairment cases. In each instance the gross undiscounted cash flows related to a long-term asset were computed and found to be less than the carrying value of the long-lived asset. The fair market value of the two assets was then determined and an impairment charge, equal to the excess of the carrying value over fair value, was recorded totaling $37.7 million during the second quarter.

The first impairment charge, totaling $31.7 million, relate to the unamortized balance of a $30.0 million nonrefundable cash incentive ("Incentive") paid to United prior to fiscal 2007, upon amending our code-share agreement with United (the "Amendment") and leasehold improvements relating to certain aircraft operating under the United code-share agreement. The Amendment primarily allowed us to place 30 additional aircraft with United, bringing the total aircraft under the United code share agreement to 70 and to extend the expiration dates under the existing code-share agreement with respect to certain of the other aircraft. The Incentive was included in other assets and was being amortized as a reduction to revenue over the term of the amended code share agreement. Beginning with the second quarter of fiscal 2006 we began experiencing declining margins related to this code-share and management initiated an operational analysis in the fourth quarter of fiscal 2006, which was completed in the second quarter of fiscal 2007. During the second quarter of fiscal 2007 the margins deteriorated further, resulting in management concluding that the Company will incur operating losses over the remaining term of the amended code-share agreement. The analysis determined that these losses were due primarily to increases in (1) maintenance costs from certain contractual increases in maintenance support agreements that went into effect in the second quarter of fiscal 2007; (2) lower total completion factors primarily attributable to the locations from which we operate the additional 30 aircraft added in the amended code-share agreement, resulting in higher operational costs and higher labor costs resulting from employee turnover and; (3) other underlying costs increasing at greater rates than we had originally anticipated when we entered into the amended code-share agreement. In order to determine whether or not this asset was impaired, we estimated the future gross undiscounted cash flows related to this code-share agreement and found them to be less than the asset's unamortized balance. The fair value of the asset was determined to be zero. Accordingly, an impairment charge was taken for $25.3 million during the second quarter. In addition, leasehold improvements related to certain aircraft under the United code-share agreement were evaluated for recoverability and were determined to be impaired and accordingly an impairment charge was taken for $6.4 million during the second quarter. Management is evaluating various alternatives to address the situation, however, there can be no assurance that we will be successful in our efforts.

The second impairment charge taken during the second quarter, totaling $6.0 million related to the unamortized balance of leasehold improvements for 12 Dash 8-100 aircraft operating under one of our Delta code share agreements. During the second quarter of fiscal 2007, Delta exercised it right to reduce the number of aircraft in the code share agreement by notifying the Company of its intention to remove all 12 aircraft from service by September 2007. In order to determine whether or not this asset was impaired, the Company estimated the future gross undiscounted cash flows related to these aircraft and found them to be less than the leasehold improvements' unamortized balance. Accordingly, an impairment charge of $6.0 million was taken during the second quarter.

23. Segment Reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by a company's chief operating decision maker in deciding the allocation of resources and assessing performance. The Company has two airline operating subsidiaries, Mesa Airlines and Freedom Airlines, as well as various other subsidiaries organized to provide support for the Company's airline operations. The Company has aggregated these subsidiaries into two reportable segments: Mesa Airlines / Freedom and *go!*. Operating revenues in the Other segment are primarily sales of rotable and expendable parts to the Company's operating subsidiaries and ground handling services performed by employees of RAS for Mesa Airlines. In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain assets thereof. Air Midwest consists of turboprop operations, which includes our independent Mesa operations, Midwest Airlines code-share operations, and our Beechcraft 1900D turboprop code-share operations with US Airways. As such, the assets and liabilities and results of operations associated with Air Midwest are not included within the segment information table below.

Mesa Airlines and Freedom Airlines provide passenger service under revenue-guarantee contracts with United, Delta and US Airways. As of September 30, 2008, Mesa Airlines and Freedom Airlines operated a fleet of 154 aircraft — 104 CRJs, 34 ERJs and 16 Dash-8's.

go!, provides independent inter-island Hawaiian passenger service where revenue is derived from ticket sales. As of September 30, 2008, *go!* operated a fleet of five CRJ-200 aircraft.

The Other reportable segment includes Mesa Air Group (the holding company), RAS, MPD, MAG-AIM, MAGI, Mesa Air New York, Nilchii and Ritz Hotel Management Corp., all of which support Mesa's operating subsidiaries. Activity in the Other category consists primarily of sales of rotable and expendable parts and ground handling services to the Company's operating subsidiaries, but also includes all administrative functions not directly attributable to any specific operating company. These administrative costs are allocated to the operating companies based upon specific criteria including headcount, available seat miles ("ASM's") and other operating statistics.

In fiscal 2006, Freedom began operating under a revenue-guarantee code-share agreement with Delta utilizing ERJ-145 aircraft that were transitioned from Mesa Airlines. As such, the Company has aggregated Freedom with Mesa Airlines beginning in the first quarter of fiscal 2006.

Year Ended September 30, 2008 (000's)	Mesa/ Freedom	go!	Other	Eliminations	Total
Total net operating revenues	$ 1,283,923	$ 43,718	$ 207,178	$ (208,708)	$ 1,326,111
Depreciation and amortization	32,947	1,914	2,813	-	37,674
Operating income (loss)	22,086	(29,963)	46,108	(28,226)	10,005
Interest expense	(29,091)	-	(7,572)	582	(36,081)
Interest income	3,350	164	3,579	(582)	6,511
Income (loss) before income tax	3,872	(29,817)	52,759	(28,226)	(1,412)
Income tax provision (benefit)	3,179	(8,872)	19,092	(9,076)	4,323
Total assets	1,269,200	14,981	533,901	(883,682)	934,400
Capital expenditures (including non-cash)	6,643	234	179	(286)	6,770

Year Ended September 30, 2007 (000's)	Mesa/ Freedom	go!	Other	Eliminations	Total
Total net operating revenues	1,278,239	25,654	274,320	(280,149)	1,298,064
Depreciation and amortization	33,109	2,167	4,078	-	39,354
Operating income (loss)	32,817	(13,933)	(54,249)	(38,407)	(73,772)
Interest expense	(30,339)	-	(9,630)	589	(39,380)
Interest income	10,171	184	4,548	(589)	14,314
Income (loss) before income tax	7,431	(13,737)	(64,208)	(38,407)	(108,921)
Income tax provision (benefit)	1,272	(4,564)	(21,332)	(12,760)	(37,384)
Total assets	1,409,592	13,137	614,794	(852,601)	1,184,922
Capital expenditures (including non-cash)	58,923	1,001	1,780	(13,251)	48,453

Year Ended September 30, 2006 (000's)	Mesa/ Freedom	go!	Other	Eliminations	Total
Total net operating revenues	1,272,206	9,165	247,474	(243,942)	1,284,903
Depreciation and amortization	29,520	566	4,853	-	34,939
Operating income (loss)	103,816	(5,845)	38,093	(33,675)	102,389
Interest expense	(24,143)	-	(10,650)	584	(34,209)
Interest income	11,069	37	1,554	(584)	12,076
Income (loss) before income tax	88,366	(5,808)	13,059	(33,675)	61,942
Income tax provision (benefit)	35,435	(2,327)	5,235	(13,504)	24,839
Total assets	1,387,724	9,029	503,864	(707,067)	1,193,550
Capital expenditures (including non-cash)	93,700	-	22,109	-	115,809

24. Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions / Subtractions Charged to Costs and Expenses	Deductions	Balance at End of Year
		(In thousands)		
Allowance for Obsolescence Deducted from Expendable Parts and Supplies				
September 30, 2008	$ 3,791	$ 2,724	$ (2,468)	$ 4,047
September 30, 2007	2,706	2,071	(986)	3,791
September 30, 2006	2,147	559	-	2,706
Allowance for Doubtful Accounts Deducted from Accounts Receivable				
September 30, 2008	$ 5,555	$ 6,790	$ (2,023)	$ 10,322
September 30, 2007	1,598	4,565	(608)	5,555
September 30, 2006 (1)	8,855	(6,607)	(650)	1,598

(1) See Note 21 - Bankruptcy Settlement.

_____

25. Selected Quarterly Financial Data (Unaudited)

The following table presents selected unaudited quarterly financial data (in thousands):

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter
2008 (1) (2) (3) (4)								
Operating revenues	$	326,592	$	320,329	$	353,914	$	325,276
Operating income (loss)		77		27,676		(3,159)		(14,589)
Net income (loss) from continuing operations		(2,758)		17,463		1,818		(22,258)
Loss from discontinued operations		(1,448)		(8,043)		(5,578)		(8,356)
Basic income (loss) per common share:								
Income (loss) from continuing operations	$	(0.10)	$	0.65	$	0.07	$	(0.83)
Loss from discontinued operations	$	(0.05)	$	(0.30)	$	(0.21)	$	(0.31)
Net income (loss) per share	$	(0.15)	$	0.35	$	(0.14)	$	(1.15)
Diluted income (loss) per common share:								
Income (loss) from continuing operations	$	(0.10)	$	0.51	$	0.07	$	(0.83)
Loss from discontinued operations	$	(0.05)	$	(0.22)	$	(0.21)	$	(0.31)
Net income (loss) per share	$	(0.15)	$	0.29	$	(0.14)	$	(1.15)
2007 (4) (5) (6)								
Operating revenues	$	333,533	$	296,315	$	340,373	$	327,843
Operating income (loss)		19,815		(23,484)		13,613		(83,716)
Net income (loss) from continuing operations		8,886		(22,634)		4,366		(62,156)
Loss from discontinued operations		(874)		(1,352)		(1,761)		(6,036)
Basic income (loss) per common share:								
Income (loss) from continuing operations	$	0.26	$	(0.71)	$	0.15	$	(2.16)
Loss from discontinued operations	$	(0.02)	$	(0.04)	$	(0.06)	$	(0.21)
Net income (loss) per share	$	0.24	$	(0.75)	$	0.09	$	(2.37)
Diluted income (loss) per common share:								
Income (loss) from continuing operations	$	0.22	$	(0.71)	$	0.13	$	(2.16)
Loss from discontinued operations	$	(0.02)	$	(0.04)	$	(0.05)	$	(0.21)
Net income (loss) per share	$	0.20	$	(0.75)	$	0.08	$	(2.37)

(1) - Second quarter results include a $9.1 million impairment charge on 20 Beechcraft 1900D, pretax effect of recognizing $34.1 million credit on a partial return of a $90.0 million bond posted for a loss contingency with Hawaiian Airlines, a gain on extinguishment of debts of $7.4 million from the purchase of certain senior convertible notes due February 2024 and a pretax sale of bankruptcy stock received from US Airways of $26,780.

(2) - Third quarter results include a $1.3 million impairment charge on the investment in Kunpeng, which is classified in loss from equity method of investment, a gain on extinguishment of debt of $1.5 million from the purchase of certain senior convertible notes due June 2023, gain on extinguishment of debt of $5.8 million from retirement of debt associated with the sale of 14 Beechcraft 1900D to Raytheon.

(3) The fourth quarter results include a pretax loss contingency of $2.8 million with Aloha Airlines and a $10.5 million charge to income tax expense for the valuation allowance against deferred tax assets.

(4) - The sum of quarterly earnings per share may not equal annual earnings per share due to rounding.

(5) - Second quarter amounts include impairment of contract incentives and aircraft leasehold improvements of $37.7 million

(6) - Fourth quarter includes an $86.9 million loss contingency related to our Hawaiian litigation.

Note 26. Subsequent Events

In fiscal 2006, the Company participated with a private equity fund in making an investment in the Common Stock and notes of a closely held airline related business (the "2006 Investee"). The Company, through its subsidiary Nilchii, invested $15.0 million, which represents approximately 20% and 11.8% of the 2006 Investee's Common Stock and notes, respectively. On December 17, 2008, the Company received a letter from the 2006 Investee requesting that, pursuant to the terms of the governing limited liability company agreement, the Company purchase from the 2006 Investee $3.0 million in aggregate principal amount of notes by December 31, 2008. As of January 12, 2009, the Company has not determined whether or not it will meet these obligations. In the event Company does not do so, it will suffer dilution of its equity interest in the 2006 Investee.

In October 2008, Mesa entered into a Change Order Agreement ("CO") with Bombardier, Inc. on the Master Purchase Agreement, which deferred schedule delivery dates for ten CRJ-700 Aircraft by 36 months.

In November 2008, Mesa MAG-AIM entered into an equipment sales agreement with Fokker Services, Inc. ("FSI"), for the sale of Bombardier DHC8-200 airframe inventory parts in consideration for $2.9 million payable upon delivery of the parts. The transaction was completed and payment received in November 2008.

Pursuant to this agreement, Mesa and FSI entered into a separate Aircraft Parts Consignment Access and Maintenance Agreement in which the parts will be consigned and made available to Mesa for use in and on certain aircraft currently available in its and its affiliates' operation. The term of the agreement is for 60 months. Early termination options are available under the agreement with associated early termination fees.

On January 9, 2007, Aloha filed suit against Mesa in the United States District Court for the District of Hawaii. The complaint seeks damages and injunctive relief. Aloha alleges that Mesa's inter-island air fares are below cost and that Mesa is, therefore, violating specific provisions of the Sherman Act. Aloha also alleges breach of contract and fraud by Mesa in connection with two confidentiality agreements, one entered into in 2005 and the other in 2006. Mesa denies any attempt at monopolization of the inter-island market and further denies any improper use of the data furnished by Aloha while Mesa was considering a bid for Aloha during its bankruptcy proceedings. On November 28, 2008, Mesa Air Group, Inc. ("Mesa") entered into a settlement and release agreement ("Settlement Agreement"), effective as of November 28, 2008, with certain affiliates of The Yucaipa Companies LLC (collectively, "Yucaipa"), which purchased Aloha suit in the bankruptcy case, relating to the action entitled *Aloha Airlines, Inc., et al. v. Mesa Air Group, Inc.* before the United States District Court for the District of Hawaii (Case No. CV 07-00007 DAE/BMK) (the "Action"). The Settlement Agreement fully and finally settles all issues and disputes that were raised, or could have been raised, by Yucaipa, Mesa, or Aloha Airlines, Inc. and Aloha Air Group Inc. (collectively, "Aloha") in connection with the Action.

In connection with the Settlement Agreement, Mesa has agreed to issue approximately 2.7 million shares of its Common Stock to Yucaipa and make a cash payment of $2 million to Yucaipa. Accordingly, the Company recorded a charge or approximately $2.8 million in the consolidated statements of operations in the fourth quarter of fiscal 2008.

On January 6, 2009 the Company's shareholders approved the increase in the number of authorized shares of Common Stock to 900,000,000 shares, which management believes is a sufficient number of authorized shares to satisfy the repurchase of all the Convertible Notes if required, although management's negotiations with the Holders of the Convertible Notes are ongoing.

In February 2009, the Company entered into separate agreements with certain holders of the Senior Convertible Notes due 2023 ("2023 Notes") and certain holders of the Senior Convertible Notes due 2024 ("2024 Notes"). As a result, the Company retired $30.4 million in face amount of 2023 Notes and $103.0 million in face amount of 2024 Notes in exchange for $6.7 million in cash, 117.1 million shares of Common Stock and $17.2 million in aggregate principal of the Company's newly issued notes due 2012. Approximately $21.7 million in aggregate principal amount of the 2023 Notes was not put to the Company or otherwise repurchased and thus remains outstanding. The outstanding 2023 Notes may be put to the Company no earlier than June 16, 2013. Approximately $17.4 million in aggregate principal amount of the 2024 Notes was not put to the Company or otherwise repurchased and thus remains outstanding. The outstanding 2024 Notes may be put to the Company no earlier than February 10,

2014. When the 2023 Notes and 2024 Notes become putable in June 2013 and February 2014, respectively, the Company may pay the purchase price in cash or shares of common stock or in a combination thereof. Management believes these transactions cause the Company to incur an ownership change as defined in the rules of Section 382 of the Internal Revenue Code. Internal Revenue Code Section 382 rules apply to limit a corporation's ability to utilize existing net operating loss carryforwards once the corporation experiences an ownership change as defined in the rules of Section 382. Generally, an ownership change occurs when, within a span of 36 months there is an increase in the stock ownership by one or more shareholders of more than 50 percentage points. As a result, the Company will be limited to an annual limitation on the use of its net operating loss carryforwards. The Company is evaluating the impact on the Company's financial statements which is likely to result in a material charge to the statement of operations.

On February 26, 2009, the Company entered into an agreement with Shenzhen Airlines relating to Kunpeng Airlines. Under the agreement, Mesa will sell its interest in Kunpeng Airlines to Shenzhen Airlines or its nominee, outstanding aircraft lease payments owed by Kunpeng Airlines to Mesa will be settled and Mesa's lease of five CRJ-200 aircraft to Kunpeng Airlines will terminate pursuant to mutually acceptable definitive documentation. In total, Mesa will receive $4.5 million, which amount will be offset by Mesa's return of security deposits totaling $0.9 million. Based on the terms agreed to in the agreement, the Company will record a loss on equity method investment in the second quarter 2009. Although the parties expect to consummate the transactions contemplated by the agreement by mid-April 2009, no assurance can be given that the parties will close within such timeframe. We expect the Kunpeng aircraft to be returned to the Company in April 2009.

Note 27. Other income (expense)

As of September 30, 2008 and 2007, other income (expense) was $8.9 million and $(6.2) million respectively. The large increase in other income from prior year of $15.2 million was due to a $2.1 million gain from the termination of the sublease agreement with Big Sky, increase net realized gains from the sales of investment securities of $8.0 million, decreased unrealized losses of investment securities of $3.6 million and increased other net gains of $1.5 million.

MESA AIR GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended December 31,		
		2008		2007
		(Unaudited)		
		(In thousands, except per share data)		
Operating revenues:				
Passenger	$	261,496	$	323,203
Freight and other		3,627		3,389
Net operating revenues		265,123		326,592
Operating expenses:				
Flight operations		85,492		93,571
Fuel		78,535		115,919
Maintenance		49,162		72,010
Aircraft and traffic servicing		16,489		19,655
Promotion and sales		1,120		781
General and administrative		11,508		14,992
Depreciation and amortization		8,718		9,587
Total operating expenses		251,024		326,515
Operating income		14,099		77
Other income (expense):				
Interest expense		(8,186)		(9,681)
Interest income		1,109		2,600
Gain on extinguishment of debt		8,107		-
Gain (loss) from equity method investments		1,235		(1,052)
Other income (expense)		(477)		3,903
Total other income (expense)		1,788		(4,230)
Income (loss) from continuing operations before taxes		15,887		(4,153)
Income tax provision (benefit)		399		(1,395)
Net income (loss) from continuing operations		15,488		(2,758)
Loss from discontinued operations, net of taxes		(186)		(1,448)
Net income (loss)	$	15,302	$	(4,206)
Basic income (loss) per common share:				
Income (loss) from continuing operations	$	0.56	$	(0.10)
Loss from discontinued operations		(0.01)		(0.05)
Net income (loss) per share	$	0.55	$	(0.15)
Diluted income (loss) per common share:				
Income (loss) from continuing operations	$	0.46	$	(0.10)
Loss from discontinued operations		(0.01)		(0.05)
Net income (loss) per share	$	0.45	$	(0.15)

See accompanying notes to condensed consolidated financial statements.

MESA AIR GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	September 30, 2008
	(Unaudited)	
	(In thousands, except share amounts)	

ASSETS

Current assets:		
Cash and cash equivalents	$ 50,118	$ 50,763
Marketable securities	310	224
Restricted cash	13,618	13,947
Receivables, net	26,510	32,429
Income tax receivable	1,959	734
Expendable parts and supplies, net	30,599	31,067
Prepaid expenses and other current assets	157,268	162,701
Deferred income taxes	18,379	18,379
Assets of discontinued operations	24,805	24,805
Total current assets	323,568	335,049
Property and equipment, net	579,390	577,183
Lease and equipment deposits	11,646	11,957
Equity method investments	18,890	13,697
Other assets	20,712	21,319
Total assets	$ 954,206	$ 959,205

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Current portion of long-term debt	$ 92,899	$ 137,990
Accounts payable	34,063	28,898
Air traffic liability	4,828	7,861
Accrued compensation	3,932	7,394
Income taxes payable	400	-
Other accrued expenses	48,366	50,646
Liabilities of discontinued operations	38,412	39,620
Total current liabilities	222,900	272,409
Long-term debt, excluding current portion	450,655	420,878
Deferred credits	114,459	116,849
Deferred income taxes	15,734	15,734
Other noncurrent liabilities	24,486	23,678
Total liabilities	828,234	849,548
Stockholders' equity		
Common stock of no par value and additional paid-in capital, 75,000,000 shares authorized; 29,466,279 and 26,773,479 shares issued and outstanding, respectively	106,882	105,869
Retained earnings	19,090	3,788
Total stockholders' equity	125,972	109,657
Total liabilities and stockholders' equity	$ 954,206	$ 959,205

See accompanying notes to condensed consolidated financial statements.

MESA AIR GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31, 2008	2007
	(Unaudited) (In thousands)	
Cash Flows from Operating Activities:		
Net income (loss) from continuing operations	$ 15,488	$ (2,758)
Net loss from discontinued operations	(186)	(1,448)
Net income (loss)	15,302	(4,206)
Adjustments to reconcile income (loss) to net cash flows provided by operating activities:		
Depreciation and amortization	8,718	9,573
Deferred income taxes	-	(5,353)
Gain on investment securities	-	(3,503)
(Gain) loss from equity method investment	(1,235)	1,052
Amortization of deferred credits	(4,347)	(3,948)
Amortization of restricted stock awards	191	-
Amortization of contract incentive payments	82	82
Loss on sale of assets	170	1,694
Stock option benefit	(13)	-
Provision for obsolete expendable parts and supplies	45	938
Provision (Benefit) for doubtful accounts	599	(894)
Gain on extinguishment of debt	(8,107)	-
Changes in assets and liabilities:	-	
Net sales (purchases) of investment securities	(86)	104,402
Receivables	1,361	(10,474)
Income tax receivables	(1,255)	154
Expendable parts and supplies	421	388
Prepaid expenses	5,434	8,294
Other current assets	187	125
Accounts payable	1,580	(5,251)
Income taxes payable	1,388	(1,231)
Other accrued expenses	(8,339)	1,904
Net cash provided by operating activities	12,096	93,744
Cash Flows from Investing Activities:		
Capital expenditures	(8,184)	(9,902)
Proceeds from sale of flight equipment and expendable inventory	3	5,760
Change in restricted cash	329	(85,131)
Change in other assets	78	(31)
Net returns of lease and equipment deposits	311	425
Net cash used in investing activities	(7,463)	(88,879)

See accompanying notes to condensed consolidated financial statements.

Cash Flows from Financing Activities:

Principal payments on short and long-term debt		(11,026)		(8,798)
Proceeds from financing of rotable spare parts		2,957		-
Proceeds from issuance of common stock		835		10
Common stock purchased and retired		-		(4,873)
Proceeds from receipt of deferred credits		1,956		4,166
Net cash used in financing activities		(5,278)		(9,495)
Net change in cash and cash equivalents		(645)		(4,630)
Cash and cash equivalents at beginning of period		50,763		72,377
Cash and cash equivalents at end of period	$	50,118	$	67,747
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash paid for interest, net of amounts capitalized	$	8,862	$	10,243
Cash paid for income taxes, net		265		1,257
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Conversion of accrued interest into equity investment	$	3,959	$	-
Accrued purchase of property and equipment		2,884		-
Receivable for credits related to aircraft financing		-		1,956

See accompanying notes to condensed consolidated financial statements.

MESA AIR GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1. Business and Basis of Presentation

The accompanying unaudited, condensed consolidated financial statements of Mesa Air Group, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for a complete set of financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the periods presented have been made. Operating results for the three months ended December 31, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2009. These condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended September 30, 2008.

The accompanying condensed consolidated financial statements include the accounts of Mesa Air Group, Inc. and the following wholly-owned operating subsidiaries (collectively "Mesa" or the "Company"): Mesa Airlines, Inc. ("Mesa Airlines"), a Nevada corporation and certificated air carrier; Freedom Airlines, Inc. ("Freedom"), a Nevada corporation and certificated air carrier; Air Midwest, Inc. ("Air Midwest"), a Kansas corporation and certificated air carrier; MPD, Inc., a Nevada corporation, doing business as Mesa Pilot Development; Regional Aircraft Services, Inc. ("RAS"), a California corporation; Mesa Air Group — Airline Inventory Management, LLC ("MAG-AIM"), an Arizona limited liability company; Ritz Hotel Management Corp., a Nevada corporation; Mesa Air New York, Inc., a New York Corporation; Nilchii, Inc. ("Nilchii"), a Nevada corporation; MAGI Insurance, Ltd. ("MAGI"), a Barbados, West Indies based captive insurance company; and Ping Shan SRL ("Ping Shan"), a Barbados company with restricted liability. MPD, Inc. provides pilot training in coordination with a community college in Farmington, New Mexico and with Arizona State University in Tempe, Arizona. RAS performs ground handling services. MAG-AIM purchases, distributes and manages the Company's inventory of rotable and expendable spare parts. Ritz Hotel Management is a Phoenix area hotel property that is used for crew-in-training accommodations. MAGI is a captive insurance company established for the purpose of obtaining more favorable aircraft liability insurance rates. Nilchii was established to invest in certain airline related businesses. All significant intercompany accounts and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

The Company adopted FIN 48 in the first quarter of fiscal 2008. Under FIN No. 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. As a result of implementing FIN 48 in the first quarter of fiscal 2008, the only effect on the Company was to reclassify a $2.7 million tax reserve from long-term deferred income tax liability to other noncurrent liabilities at December 31, 2007 under FIN 48. No other changes resulting from implementing FIN 48 were necessary. The Company does not expect a significant change with its uncertain tax positions through the first quarter of fiscal 2010.

The tax law is subject to varied interpretations, and we have taken positions related to certain matters where the law is subject to interpretation and where substantial amounts of income tax benefits have been recorded in our financial statements. As we become aware of new interpretations of the relevant tax laws and as we discuss our interpretations with taxing authorities, we may in the future change our assessments of the likelihood of sustainability or of the amounts that may or may not be sustained upon audit. And as our assessments change, the impact to our financial statements could be material. We believe that the estimates, judgments and assumptions made when accounting for these matters are reasonable, based on information available at the time they are made. However, there can be no assurance that actual results will not differ from those estimates.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company was required to adopt SFAS No. 157 in the first quarter of fiscal 2009. The Company has cash and cash equivalents that include money market securities that are considered to be highly liquid and easily tradeable and marketable securities. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within the fair value hierarchy. See Note 5 for more information regarding our marketable securities. The fair value of our jet fuel swap is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized this swap contract as level 2 within the fair value hierarchy. See Note 7 for more information regarding our jet fuel swap.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115". Under SFAS No. 159, companies have an opportunity to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company was required to adopt SFAS No. 159 in the first quarter of fiscal 2009. The Company has not elected the fair value option for any assets or liabilities as allowed by SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations". This Statement replaces SFAS No. 141, "Business Combinations" however it retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses and establishes the acquisition date as the date the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. By applying the same method of accounting-the acquisition method-to all transaction and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will be required to apply SFAS No.141(R) beginning in the first quarter of fiscal 2010. Management believes that it will have not have a significant impact on the Company's financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160 an amendment of ARB No. 51, "Non-controlling Interests in Consolidated Financial Statements". A non-controlling interest, sometimes called a minority interest", is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will be required to adopt SFAS No. 160 in the first quarter of fiscal 2010. Management believes that it will not have a significant impact on the Company's consolidated financial statements.

On October 2008, the FASB issued SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," This standard expands upon the implementation guidance in SFAS No. 157 for estimating the present value of future cash flows for some hard-to-value financial statement, such as collateralized debt obligations. This statement became effective upon issuance. Management believes that SFAS No. 157-3 will not a significant impact on the Company's consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon conversion (Including Partial Cash Settlement)". FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The company will be required to adopt FSP APB 14-1 in the first quarter of fiscal 2010. Management has not evaluated the impact that this FSP will have on the Company's consolidated financial statements.

In June 2008, the FASB issued Emerging Issues Task Force ("EITF") 07-5 "Determining whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock". EITF 07-5 clarifies how to determine whether certain instruments or features were indexed to an entity's own stock under EITF Issue No. 01-6, *The Meaning of "Indexed to a Company's Own Stock,"* ("EITF 01-6") and provides guidance to determine what accounting literature may apply to a particular equity linked instrument or feature. EIFT 07-5 will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and must be applied to all instruments outstanding on the date of adoption. The Company is currently evaluating the impact of EITF 07-5, and has not yet determined the effect of its adoption on the Company's consolidated financial statements.

In June 2008, the FASB issued EITF 08-3, "Accounting by Lessees for Maintenance Deposits", on the accounting for maintenance deposits that may not be refunded. EITF 08-3 requires that lessees continually evaluate whether it is probable that an amount on deposit with a lessor will be returned to reimburse the costs of the maintenance activities incurred by the lessee. When an amount on deposit is less than probable of being returned, it shall be recognized as additional expense. When the underlying maintenance is performed, the maintenance costs shall be expensed or capitalized in accordance with the lessee's maintenance accounting policy. EITF 08-3 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, including interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The Company currently accounts for its maintenance deposits in accordance with EITF 08-3, and therefore, the adoption of EITF 08-3 will not have an impact on the Company's consolidated financial statements.

In November 2008, the FASB issued EITF 08-6 "Equity Method Investment Accounting Considerations", on how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, and how an equity method investee's issuance of shares should be accounted for. The Company will be required to adopt EITF 08-6 in the first quarter of fiscal 2010. Management has not evaluated the impact of this issue on the Company's consolidated financial statements.

2. Discontinued Operations

In the fourth quarter of fiscal 2007, the Company committed to a plan to sell Air Midwest or certain assets thereof. Air Midwest consists of Beechcraft 1900D turboprop operations, which includes our independent Mesa operations, Midwest Airlines and Beechcraft 1900D US Airways code-share operations. In connection with this decision, the Company began soliciting bids for the sale of the twenty Beechcraft 1900D aircraft in operation and exited all of its Essential Air Service ("EAS") markets effective June 30, 2008.

All assets and liabilities, results of operations, and other financial and operational data associated with these assets have been presented in the condensed consolidated financial statements as discontinued operations separate from continuing operations in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

During the three months ended December 31, 2008, the Company recorded a loss from discontinued operations before income taxes of $186,000.

Revenues, loss before taxes, income tax benefit and net losses generated by discontinued operations were as follows:

| | Three Months Ended December 31, | | | |
| | 2008 | | 2007 | |
	(In thousands)			
Revenue	$	120	$	10,470
Loss before income taxes	$	(186)	$	(2,351)
Income tax benefit		-		(903)
Net loss from discontinued operations	$	(186)	$	(1,448)

Only interest expense directly associated with the debt outstanding in connection with the owned aircraft is included in discontinued operations. No general overhead or interest expense not directly related to the Air Midwest turboprop operation has been included within discontinued operations. The remaining carrying value of all assets and liabilities of the discontinued operations approximated fair market value, therefore no adjustment related thereto have been recorded.

Assets, including assets held for sale, and liabilities associated with the Air Midwest turboprop operation have been segregated from continuing operations and presented as assets and liabilities of discontinued operations in the consolidated balance sheets for all periods presented. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), depreciation and amortization related to assets held for sale ceased as of September 30, 2007. Assets and liabilities of the discontinued operations were as follows:

| | December 31, 2008 | | September 30, 2008 | |
	(In thousands)			
Current assets	$	3,656	$	3,654
Property and equipment, net		20,800		20,800
Other assets		347		351
Current liabilities		(1,355)		(1,467)
Current portion of long-term debt		(5,425)		(5,206)
Long-term debt excluding current portion		(31,632)		(32,947)
Net liabilities of discontinued operations	$	(13,609)	$	(14,815)

3. Management's Plans Regarding Going Concern

Liquidity and Going Concern Matters:

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. This assumes continuing operations and the realization of assets and liabilities in the ordinary course of business. The Company expects to continue its *go!* operations in Hawaii, to continue to serve its three code-share partners (see Delta discussion below) and to satisfy any l convertible debt repayments without the use of significant amounts of cash (see Convertible Notes discussion below). Accordingly, the Company believes that its projected cash flows from operations and working capital to be sufficient to meet its current operating expenses, lease obligations and debt service requirements for at least the next 12 months. The Company's business plan also focuses on further reducing costs and enhancing liquidity by instituting plans for all or some of the following: the sale of aircraft, sales or financing transactions for aircraft related parts, and renegotiation of credit terms from certain of the Company's key vendors.

Delta:

On March 28, 2008, Delta notified the Company of its intent to terminate the Delta Connection Agreement among Delta, the Company and the Company's wholly owned subsidiary, Freedom Airlines, Inc. alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February 2008. Following Delta's termination notification, the Company filed a Complaint on April 7, 2008 in the United States District Court for the Northern District of Georgia ("the Court") seeking declaratory and injunctive relief. An evidentiary hearing was conducted on May 27 through May 29, 2008. Following the hearing, the Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Delta Connection Agreement covering the ERJ-145 aircraft operated by Freedom, based on Freedom's completion rate prior to April 2008, pending a final trial at a date to be determined by the court. On June 27, 2008, Delta filed a Notice of Appeal an on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. Delta and the Company have fully briefed the issue on appeal and oral arguments in the 11th Circuit Court of Appeals were held on January 30, 2009.

If the District Court or Court of Appeals ultimately rules in favor of Delta and allows the termination of the Connection Agreement management believes they will be unable to redeploy the ERJ-145s in a timely manner, or at the lease rates the Company receives under the Delta Connection Agreement in the event of any re-deployment of such aircraft. As a result, if the Company is not successful in its litigation with Delta, the Company's cash flows from operations and available working capital will be insufficient to meet these cash requirements. The accompanying condensed consolidated financial statements do not include any adjustments that might result from an unfavorable outcome in this matter.

Convertible Notes:

As of December 31, 2008, there were approximately $21.2 million in Senior Convertible Notes due 2023 and approximately $70.2 million in Senior Convertible Notes due 2024 outstanding, collectively, the "Convertible Notes See Note 10 for further information regarding subsequent events affecting the Convertible Notes.

On January 6, 2009, the Company's shareholders approved the increase in the number of authorized shares of Common Stock to 900,000,000 shares.

With the issuance of a significant number of shares in the second quarter of fiscal 2009, it is probable that this will trigger a Section 382 limitation on the utilization of the Company's NOLs. This will have a material impact on the Company's financial statements, as the Company will be limited to an annual limitation on the use of its NOL's. Management is evaluating the impact this will have on the Company's financial statements. Internal Revenue Code Section 382 rules apply to limit a corporation's ability to utilize existing net operating loss carry forwards once the corporation experiences an ownership change as defined in the rules of Section 382. Generally, an ownership change occurs when within a span of 36 months, there is an increase in the stock ownership by one or more shareholders of more than 50 percentage points.

4. Segment Reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by a company's chief operating decision maker in deciding the allocation of resources and assessing performance. The Company has two airline operating subsidiaries, Mesa Airlines and Freedom Airlines, as well as, various other subsidiaries organized to provide support for the Company's airline operations. The Company has aggregated these subsidiaries into two reportable segments: Mesa Airlines/Freedom and *go!*. Operating revenues in the Other category are primarily sales of rotable and expendable parts to the Company's operating subsidiaries and ground handling services performed by employees of RAS for Mesa Airlines. The assets and liabilities and results of operations associated with Air Midwest are not included within the segment information table below as they are classified as discontinued operations in the condensed consolidated financial statements.

Mesa Airlines and Freedom Airlines provide passenger service under revenue-guarantee contracts with United Airlines, Inc. ("United"), Delta Air Lines, Inc. ("Delta") and US Airways, Inc. ("US Airways"). As of December 31, 2008, Mesa Airlines and Freedom Airlines operated a fleet of 146 aircraft — 96 CRJs, 34 ERJs and 16 Dash-8's.

go! provides independent inter-island Hawaiian passenger service where revenue is derived from ticket sales. As of December 31, 2008, *go!* operated a fleet of 5 CRJ-200 aircraft.

The Other segment includes Mesa Air Group (the holding company), RAS, MPD, MAG-AIM, MAGI, Mesa New York, Nilchii, Ping Shan and Ritz Hotel Management Corp., all of which support Mesa's operating subsidiaries. Activity in the Other category consists primarily of sales of rotable and expendable parts and ground handling services to the Company's operating subsidiaries, but also includes all administrative functions not directly attributable to any specific operating company. These administrative costs are allocated to the operating companies based upon specific criteria including headcount, available seat miles ("ASM's") and other operating statistics.

Three Months Ended December 31, 2008 (000's)	Mesa/ Freedom	go!	Other	Eliminations	Total
Total net operating revenues	$ 253,958	$ 11,596	$ 49,738	$ (50,169)	$ 265,123
Depreciation and amortization	8,025	265	428	-	8,718
Operating income (loss)	18,704	893	1,754	(7,252)	14,099
Interest expense	(7,171)	-	(1,159)	144	(8,186)
Interest income	331	17	906	(145)	1,109
Income (loss) before income tax	11,589	684	10,866	(7,252)	15,887
Income tax provision (benefit)	283	221	(105)	-	399
Total assets	1,270,138	15,944	526,951	(883,632)	929,401
Capital expenditures (including non-cash)	7,622	8	3,438	-	11,068

Three Months Ended December 31, 2007 (000's)	Mesa/ Freedom	go!	Other	Eliminations	Total
Total net operating revenues	$ 320,789	$ 6,167	$ 56,957	$ (57,322)	$ 326,592
Depreciation and amortization	8,217	526	844	-	9,587
Operating income (loss)	5,416	(6,582)	9,180	(7,937)	77
Interest expense	(7,465)	-	(2,366)	150	(9,681)
Interest income	1,452	32	899	217	2,600
Income (loss) before income tax	3,086	(6,547)	6,878	(7,570)	(4,153)
Income tax provision (benefit)	636	(894)	(110)	(1,027)	(1,395)
Total assets	1,389,942	14,407	610,758	(860,720)	1,154,387
Capital expenditures (including non-cash)	6,823	-	3,079	-	9,902

5. Marketable Securities

The Company has a cash management program that provides for the investment of excess cash balances primarily in short-term money market instruments, US treasury securities, intermediate-term debt instruments, and common equity securities of companies operating in the airline industry.

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that all applicable investments be classified as trading securities, available for sale securities or held-to-maturity securities. As of December 31, 2008 and September 30, 2008, the Company had $0.3 million and $0.2 million in marketable securities that include US Treasury notes, government bonds and corporate bonds. These investments are classified as trading securities during the periods presented and accordingly, are carried at market value with changes in value reflected in the current period operations. Unrealized losses relating to trading securities held at December 31, 2008 and September 30, 2008 were $41,000 and $12,000, respectively. During the quarter ended December 31, 2008, the Company didn't record any net realized gains on marketable securities.

6. Restricted Cash

At December 31, 2008, the Company had $13.6 million in restricted cash. The Company has an agreement with a financial institution for a $15.0 million letter of credit facility and to issue letters of credit for landing fees, workers compensation insurance and other business needs. Pursuant to the agreement, $11.6 million of outstanding letters of credit are required to be collateralized by amounts on deposit. Approximately $2.0 million relates to maintenance deposits and reserves associated with aircraft leased to Kunpeng Airlines.

7. Jet Fuel Swap

go! is significantly impacted by changes in jet fuel prices. Jet fuel consumed for the three months ended December 31, 2008 and 2007 represented approximately 28.8 % and 26.0% of *go!'s* operating expenses, respectively. Over the past several years, fuel expense has become an increasingly larger portion of *go!'s* operating expenses due to the dramatic increases in all energy prices over this period. The Company's goal is to acquire jet fuel at the lowest possible costs. Approximately 5.2% of our total fuel costs are not reimbursed by our code-share partners.

As a result, on October 24, 2008, the Company paid a deposit and entered into a fixed price swap agreement for the purchase of jet fuel not reimbursed by code-share partners. We do not account for our fixed price swap agreement as a hedge instrument as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Therefore, any changes in the fair value of the swap agreement since the last period are recorded to "Other income (expense)" in the Condensed Consolidated Statement of Operations of the period. All cash flows associated with the purchasing of fuel are classified as operating cash flows in the Condensed Consolidated Statement of Cash Flows.

During the quarter ended December 31, 2008, we recognized a loss of $180,860, related to the change in the fair value of our fixed price swap agreement in our "Other income (expense)" in the Condensed Consolidated Statement of Operations. As of December 31, 2008, the Company had $319,140 remaining on deposit to cover the jet fuel swap.

8. Equity Method Investments

		December 31, 2008		September 30, 2008
		(In thousands)		
Investment in airline company	$	14,437	$	9,244
Investment in Kunpeng Airlines Co., Ltd.		4,453		4,453
Total equity method investments	$	18,890	$	13,697

Gain (loss) from equity method investments:

	Three Months Ended December 31,		
	2008		**2007**
	(In thousands)		
Equity method gain (loss) from airline investment	$ 1,235	$	(1,590)
Equity method (loss) from payment processing company	-		(164)
Equity method gain (loss) from Kunpeng Airlines Co., Ltd.	-		702
Gain (loss) from equity method investments	$ 1,235	$	(1,052)

The Company accounts for its investment in the Kunpeng Airlines ("Kunpeng") joint venture with Shenzhen Airlines ("Shenzhen") using the equity method of accounting. Under the equity method, the Company adjusts the carrying amount of its investment for its share of the earnings or losses. The Company's beneficial ownership percentage is 44%, after taking into consideration the 5% interest held for the exclusive benefit of an unaffiliated third party. In general, the Company would record 44% of the income or loss of Kunpeng, except that the parties have agreed to share losses according to their respective percentage ownership, with Mesa's exposure capped at a percentage of the gross revenues of Kunpeng that is materially below its percentage ownership interest. During the third quarter of 2008, the Company entered into a Letter of Intent ("LOI") to sell its interest in Kunpeng to Shenzhen. As a result of the negotiated valuation of the interest by the parties set forth in the LOI, the Company recorded a loss on its investment in the third quarter of 2008 an no additional losses have been recorded in 2009.

The Company also subleases five regional jets to Kunpeng. Total sublease revenue for the quarter ended December 31, 2008, was $1.3 million. At December 31, 2008, the Company had gross receivables from Kunpeng of approximately $4.5 million.

In fiscal 2007, we participated with a private equity fund in making an investment, through a limited liability limited partnership, in the preferred shares of a closely held emerging markets payment processing related business. In the second quarter of fiscal 2008, due to the improbability of recovering our investment, the company wrote-off the remaining balance of the investment.

During the quarter ended December 31, 2008, approximately $4.0 million was added to the investment in the airline company related to the conversion of interest to principal. All interest on a 17% note with the airline company that has been accrued, but not paid on each annual payment date of December 31, at the option of the investee, shall be added to the principal amount of the note and shall no longer be deemed to be accrued and unpaid.

9. Concentrations

The Company has code-share agreements with Delta, US Airways and United. Approximately 95.9% of the Company's consolidated passenger revenue for the three month period ended December 31, 2008 was derived from these agreements. Accounts receivable from the Company's code-share partners were 32.2% and 34.3% of total gross accounts receivable at December 31, 2008 and September 30, 2008, respectively.

Amounts billed by the Company under revenue guarantee arrangements are subject to our interpretation of the applicable code-share agreement, and are subject to audit by our code-share partners. Periodically our code-share partners dispute amounts billed and pay amounts less than the amount billed. Ultimate collection of the remaining amounts not only depends upon Mesa prevailing under audit, but also upon the financial well-being of the code-share partner. As such, the Company periodically reviews amounts past due and records a reserve for amounts estimated to be uncollectible. The Company's allowance for doubtful accounts was $10.7 million and $10.3 million at December 31, 2008 and September 30, 2008, respectively.

US Airways accounted for approximately 47.6% of the Company's total passenger revenue in the three month period ended December 31, 2008. A termination of the US Airways revenue-guarantee code-share agreements would have a material adverse effect on the Company's business prospects, financial condition, results of operations and cash flows.

United accounted for approximately 30.7% of the Company's total passenger revenue in the three month period ended December 31, 2008. In most cases under our code share arrangements, the Company is contractually responsible for procuring the fuel necessary to conduct its operations, and fuel costs are then passed through to code-share partners via weekly invoicing. The United code-share agreement contains an option that allows United to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that Mesa operates for United. United exercised this option at 15 of the stations we operate, and as a result we no longer incur fuel expense or recognize related fuel pass-through revenue for these United stations. A termination of the United agreement would have a material adverse effect on the Company's business prospects, financial condition, results of operations and cash flows.

Delta accounted for approximately 17.6% of the Company's total passenger revenue in the three month period ended December 31, 2008. During the quarter ended December 31, 2008, we returned all CRJ 900 aircraft that had been operated under the CRJ-900 Delta code share agreement. A termination of the ERJ-145 Delta Connection agreement would have a material adverse effect on the Company's business prospects, financial condition, results of operations and cash flows. For further information see Note 3.

10. Notes Payable and Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2008		September 30, 2008
	(In thousands)		
Notes payable to bank, principal and interest due monthly,interest at LIBOR plus 3%, (4.2% at December 31, 2008), collateralized by the underlying aircraft, due 2019	$ 283,621	$	288,956
Senior convertible notes due June 2023 (1)	21,232		23,241
Senior convertible notes due February 2024 (1)	70,235		77,802
Note payable to financial institution due 2013, principal and interest due monthly at 7% per annum through 2008 converting to 12.5% thereafter, collateralized by the underlying aircraft	19,411		19,826
Notes payable to financial institution, principal and interest due monthly through 2022, interest at LIBOR plus 2.25% (4.9% at December 31, 2008), collateralized by the underlying aircraft	111,342		112,643
Notes payable to financial institution, principal and interest due monthly through 2012, interest at 8.3% per annum, collateralized by the underlying aircraft	12,145		12,566
Unsecured note payable to supplier, principal due semi-annually, interest at LIBOR plus 6% (7.2% at December 31, 2008) due quarterly through 2012	20,165		21,333
Notes payable to supplier, principal of $82,057 due monthly starting with the 21st month, interest at 3.2%, collateralized by rotable spare parts (2)	2,957		-
Unsecured note payable to supplier, principal and interest at 9.5% due monthly through 2015	1,582		1,624
Mortgage note payable to bank, principal and interest at 7.5% due monthly through 2009, collateralized by Del Rio Hotel	777		790
Other	87		87
Total debt	543,555		558,868
Less current portion	(92,899)		(137,990)
Long-term debt	$ 450,655	$	420,878

(1) On May 20, 2008, the Company's board of directors approved separate agreements reached by the Company with certain of the holders of its Senior Convertible Notes due 2023 (the "2023 Notes"). As previously disclosed in the Company's filings with the Securities and Exchange Commission, holders of the 2023 Notes had the

right to require the Company to repurchase the 2023 Notes on June 16, 2008 (the "Put") at a price of $397.27 per $1,000 note (the "Put Price") plus any accrued and unpaid cash interest. If all of the holders of the Notes had exercised this right, the Company would have been required to repurchase the Notes for approximately $37.8 million in cash, Common Stock, or a combination thereof.

During the three months ended December 31, 2008, the Company paid $1.4 million to purchase approximately 9.5% of their outstanding Senior Convertible Notes due in 2023 and 2024 in the amount of $2.0 million and $7.6 million, respectively. The transaction after the payment of accrued interest, commissions and the write off of deferred debt issuance costs, resulted in a gain of $8.1 million which has been recorded in the Condensed Consolidated Statement of Operations in Gain on extinguishment of debt.

During the first two weeks of February 2009, the Company (i) issued 3,434,000 shares of its Common Stock, no par value (the "Common Stock"), in satisfaction of its obligation to repurchase $1.4 million in aggregate principal amount at maturity of its Senior Convertible Notes due 2023 ("2023 Notes") from holders of 2023 Notes that had exercised their put rights arising under the indenture governing the 2023 Notes and forbearance agreements between the Company and these holders, and (ii) completed transactions with certain holders of its 2023 Notes to purchase an additional $29,071,250 face amount of 2023 Notes in exchange for a total of $1,844,431 in cash, 8,430,457 shares of its Common Stock, no par value (the "Common Stock") and $983,937 in aggregate principal amount of the Company's new 8% senior unsecured notes due 2012 (the "2012 Notes").

Also during February 2009, the Company repurchased $19,278,000 in aggregate principal amount at maturity of its Senior Convertible Notes due 2024 ("2024 Notes") from holders of 2024 Notes that had exercised their put rights arising under the indenture governing the 2024 Notes, including $6,504,000 in aggregate principal amount at maturity of 2024 Notes pursuant to certain puts the Company agreed to accept on February 17, 2009. In consideration for the $19,278,000 of the 2024 Notes' face value, the Company issued 94,269,420 shares of its Common Stock. In addition, the Company announced its intent to immediately resume discussions with certain holders of 2024 Notes to enter into agreements with such holders imminently on terms substantially equivalent to previously announced agreements that were rescinded. As described in the immediately following paragraph, certain of these holders have subsequently agreed to enter into agreements with the Company on terms substantially equivalent to the previously announced rescinded exchange agreements.

On February 17, 2009, the Company entered into separate agreements with certain holders of its 2024 Notes to (i) exchange $83.7 million in aggregate principal amount at maturity of the 2024 Notes for an aggregate of $4.9 million in cash, 10.9 million shares of the Company's Common Stock, and $16.3 million in aggregate principal amount of the 2012 Notes. The issuance of the Common Stock and 2012 Notes in the exchange is expected to close on or about February 25, 2009.

Prior to the transactions described above and without giving effect to the February 17th exchange agreements, $52.1 million in aggregate principal amount at maturity of 2023 Notes and $120.4 million in aggregate principal amount at maturity of 2024 Notes were outstanding. $21.7 million of the 2023 Notes' face value was not put to the Company and, as of the date of this report, has not otherwise been repurchased and thus remain outstanding. The outstanding 2023 Notes may be put to the Company no earlier than June 16, 2013. Following the closing of the transactions evidenced by the February 17th exchange agreements described in the preceding paragraph, the put was not recognized for $17.4 million in aggregate principal amount at maturity of the 2024 Notes and will remain outstanding. Such outstanding 2024 Notes may be put to the Company no earlier than February 10, 2014. At such time, we may pay the purchase price in cash or shares of our Common Stock or in a combination of cash and shares of our Common Stock.

All of the issuances of Common Stock and 2012 Notes noted above were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof.

(2) On November 26, 2008, Mesa Airlines financed certain rotable spare parts in the amount of $2.9 million at an annual interest rate of 3.2% for 60 months. The first principal payment of $82,057 is due and payable on the 21st month. Interest will be accrued and added to the principal of the note for the first 20 months of the arrangement.

11. Earnings (Loss) Per Share

The Company accounts for earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted net income per share reflects the potential dilution that could occur if outstanding stock options and warrants were exercised. In addition, dilutive convertible securities are included in the denominator while interest on convertible debt, net of tax, is added back to the numerator. A reconciliation of the numerator and denominator used in computing net income (loss) per share is as follows:

	Three Months Ended December 31,	
	2008	2007
	(In thousands)	
Share calculation:		
Weighted average shares outstanding — basic	27,652	28,542
Effect of dilutive outstanding stock options and warrants	*	*
Effect of restricted stock	*	*
Effect of dilutive outstanding convertible debt	6,977	*
Weighted average shares outstanding — diluted	34,629	28,542
Adjustments to net income (loss):		
Net income (loss) from continuing operations	$ 15,488	$ (2,758)
Interest expense on convertible debt, net of tax	594	*
Adjusted net income (loss) from continuing operations	$ 16,082	$ (2,758)

* Excluded from the calculation of dilutive earnings per share because the effect would have been antidilutive.

Options to purchase 1,927,022 and 3,418,396 shares of Common Stock were outstanding during the quarters ended December 31, 2008 and 2007, respectively, but were excluded from the calculation of dilutive earnings per share for the quarters ended December 31, 2008 and 2007, respectively, because the effect would have been antidilutive.

12. Stock Repurchase Program

The Company's Board of Directors has authorized the Company to purchase up to 29.4 million shares of the Company's outstanding Common Stock. As of December 31, 2008, the Company has acquired and retired approximately 17.9 million shares of its outstanding Common Stock at an aggregate cost of approximately $113.7 million, leaving approximately 11.5 million shares available for purchase under the current Board authorizations. Purchases are made at management's discretion based on market conditions and the Company's financial resources.

The Company didn't repurchase any shares during the three months ended December 31, 2008.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Cumulative Number of Shares Purchased as As Part of Publicly Announced Plan	Maximum Number of Shares that May Yet be Purchased Under the Plan
October 2008	-	$ -	17,952,603	11,469,658
November 2008	-	$ -	17,952,603	11,469,658
December 2008	-	$ -	17,952,603	11,469,658

13. Stock-Based Compensation

Stock based compensation expense is calculated by estimating the fair value of stock options and restricted stock at the time of grant and amortizing the fair value over the vesting period.

The following amounts were recognized for stock-based compensation:

	Three Months Ended December 31,			
General and administrative expenses:	2008		2007	
	(In thousands)			
Stock options expense	$	(13)	$	53
Restricted stock expense		191		235
Total	$	178	$	288

14. Commitments and Contingencies

On January 9, 2007, Aloha Airlines filed suit against Mesa Air Group in the United States District Court for the District of Hawaii. The complaint seeks damages and injunctive relief. Aloha alleges that Mesa's inter-island air fares are below cost and that Mesa is, therefore, violating specific provisions of the Sherman Act. Aloha also alleges breach of contract and fraud by Mesa in connection with two confidentiality agreements, one entered into in 2005 and the other in 2006. Mesa denies any attempt at monopolization of the inter-island market and further denies any improper use of the data furnished by Aloha while Mesa was considering a bid for Aloha during its bankruptcy proceedings. On November 28, 2008, we entered into a settlement and release agreement ("Settlement Agreement"), effective as of November 28, 2008, with certain affiliates of The Yucaipa Companies LLC (collectively, "Yucaipa") relating to the action entitled *Aloha Airlines, Inc., et al. v. Mesa Air Group, Inc.* before the United States District Court for the District of Hawaii (Case No. CV 07-00007 DAE/BMK) (the "Action"). The Settlement Agreement fully and finally settles all issues and disputes that were raised, or could have been raised by the partner.

In connection with the Settlement Agreement, Mesa has agreed to issue approximately 2.7 million shares of its Common Stock to Yucaipa and make a cash payment of $2 million to Yucaipa, which both occurred during the quarter ended December 31, 2008. The Company recorded a charge of approximately $2.8 million in the consolidated statements of operations in the fourth quarter of fiscal 2008.

In connection with a June 2007 agreement modifying certain Canadair Regional Jet purchase obligations, the Company committed to purchase 10 new CRJ-700 NextGen aircraft. In conjunction with this purchase agreement, Mesa has $500,000 on deposit in accordance with the Bombardier Regional Aircraft Agreement ("BRAD") that was included in lease and equipment deposits at December 31, 2008. The deposit is expected to be returned upon completion of permanent financing on each of the ten aircraft.

The Company adopted FIN 48 in the first quarter of fiscal 2008. Under FIN No. 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. As a result of implementing FIN 48 in the first quarter of fiscal 2008, the only effect on the Company was to reclassify a $2.7 million tax reserve from long-term deferred income tax liability to other noncurrent liabilities at December 31, 2007 under FIN 48. No other changes resulting from implementing FIN 48 were necessary. The Company does not expect a significant change with its uncertain tax positions through the first quarter of fiscal 2010.

The Company also has long-term contracts for the performance of engine maintenance on some of its aircraft. A description of each of these contracts is as follows:

In April 2000, the Company entered into a 10-year engine maintenance contract with Rolls-Royce Allison ("Rolls-Royce") for its ERJ aircraft. The contract requires Mesa to pay Rolls-Royce for the engine overhaul upon completion of the maintenance based upon a fixed dollar amount per flight hour. The rate per flight hour is based upon certain operational assumptions and may vary if the engines are operated differently than these assumptions. The rate is also subject to escalation based on changes in certain price indices. The agreement with Rolls-Royce also contains a termination clause and look back provision to provide for any shortfall between the cost of maintenance incurred by the provider and the amount paid up to the termination date by the Company and includes a 15% penalty on such amount. The Company does not anticipate an early termination under the contract.

On March 28, 2008, Delta notified the Company of its intent to terminate the Delta Connection Agreement among Delta, the Company and the Company's wholly owned subsidiary, Freedom Airlines, Inc. alleging failure to maintain a specified completion rate with respect to its ERJ-145 Delta Connection flights during three months of the six-month period ended February, 2008. Following Delta's termination notification, the Company filed a Complaint on April 7, 2008 seeking declaratory and injunctive relief. An evidentiary hearing was conducted on May 27 through May 29, 2008. Following the hearing, the Court ruled in the Company's favor and issued a preliminary injunction against Delta.

The effect of this ruling is to prohibit Delta from terminating the Delta Connection Agreement covering the ERJ-145 aircraft operated by Freedom, based on Freedom's completion rate prior to April 2008, pending a final trial at a date to be determined by the Court. On June 27, 2008, Delta filed a Notice of Appeal and on July 15, 2008, Delta filed a motion requesting that the appeal be heard on an expedited basis. The Company responded to Delta's motion in accordance with the applicable rules and the Court of Appeals, after reviewing the filings, denied Delta's request. Delta and the Company have fully briefed the issue on appeal and oral argument in the 11th Circuit Court of Appeals were held on January 30, 2009.

On August 6, 2008 Mesa filed a complaint against Delta Air Lines seeking the return of seven aircraft engines that Delta improperly retained possession of following the termination of an engine maintenance memorandum of understanding (the "MOU") executed between Mesa and Delta. Delta has claimed its retention of these engines is justified as a means to secure recovery of certain disputed amounts related to the memorandum of understanding. The memorandum of understanding does not contain provisions regarding Delta's claims and does not permit Delta's retention of the engines. Delta did not have a legal basis upon which to retain continued unauthorized possession of the engines. On or about August 13, 2008, Delta returned possession of the engines at issue. On August 22, 2008, Delta recorded mechanics' liens on the engines and filed a counterclaim seeking to foreclose on the liens as well as seeking certain payments allegedly related to the MOU. Mesa's action filed in the United States District Court sought the immediate return of all engines currently in Delta's possession and/or control, forfeiture of all claimed liens, as well as damages related to Delta's improper retention of the engines. On November 12, 2008, the Court heard oral arguments on Mesa's motion to dismiss Delta's purported liens and Delta's motion to foreclose on the liens. On November 14, 2008, the Court ruled that Delta forfeited its lien claims as a result of its failure to comply with the timelines set out in the Georgia Lien Statute. The parties' competing claims for money damages are still pending before the Court. A judgment in Delta's favor for damages related to its counterclaim could have a material adverse impact on our financial condition or results of operations.

On October 20, 2008, Mesa filed a complaint against Mokulele Air Group, Inc. ("Mokulele") alleging claims for breach of contract related to certain amounts owed to the Company by Mokulele under the code-share agreement dated February 7, 2007. Mesa's complaint was filed in the United States District Court for the District of Arizona. On November 4, 2008, Mokulele filed a complaint in the United States District Court for the District of Hawaii alleging claims for breach of the code-share agreement, attempted monopolization in violation of the Sherman Anti-Trust Act and unfair competition under Hawaii statutes. On November 7, 2008, Mesa amended its complaint filed in the District Court of Arizona to add claims for breach of contract, breach of the covenant of good faith and fair dealing, breach of an open account, unjust enrichment, coercion, trademark infringement in violation of the Hawaii and Arizona statutes and the federal Lanham Act, misappropriation of trade secrets, deceptive trade practices and unfair competition. This litigation is in the initial stages and the Company strongly denies having violated any statutory or common law duty owed to Mokulele.

In accordance with the terms our joint venture agreement in China, we are obligated to contribute an additional RMB 196,000,000 or $28.6 million to Kunpeng in accordance with Kunpeng's operational requirements as determined by Kunpeng's board of directors, but in any event, prior to May 16, 2009.

The Company is also involved in a contractual disagreement with another vendor in connection with an engine maintenance agreement regarding approximately $1.8 million in unauthorized repairs performed by the vendor. The Company believes it is not obligated to make this payment. In the event the payment was found to be required, the Company will incur an additional $1.8 million in maintenance expenses.

During the first two weeks of February 2009, the Company (i) issued 3,434,000 shares of its Common Stock, no par value (the "Common Stock"), in satisfaction of its obligation to repurchase $1.4 million in aggregate principal amount at maturity of its Senior Convertible Notes due 2023 ("2023 Notes") from holders of 2023 Notes that had exercised their put rights arising under the indenture governing the 2023 Notes and forbearance agreements between the Company and these holders, and (ii) completed transactions with certain holders of its 2023 Notes to purchase an additional $29,071,250 face amount of 2023 Notes in exchange for a total of $1,844,431 in cash, 8,430,457 shares of its Common Stock, no par value (the "Common Stock") and $983,937 in aggregate principal amount of the Company's new 8% senior unsecured notes due 2012 (the "2012 Notes").

Also during February 2009, the Company repurchased $19,278,000 in aggregate principal amount at maturity of its Senior Convertible Notes due 2024 ("2024 Notes") from holders of 2024 Notes that had exercised their put rights arising under the indenture governing the 2024 Notes, including $6,504,000 in aggregate principal amount at maturity of 2024 Notes pursuant to certain puts the Company agreed to accept on February 17, 2009. In consideration for the $19,278,000 of the 2024 Notes' face value, the Company issued 94,269,420 shares of its Common Stock. In addition, the Company announced its intent to immediately resume discussions with certain holders of 2024 Notes to enter into agreements with such holders imminently on terms substantially equivalent to previously announced agreements that were rescinded. As described in the immediately following paragraph, certain of these holders have subsequently agreed to enter into agreements with the Company on terms substantially equivalent to the previously announced rescinded exchange agreements.

On February 17, 2009, the Company entered into separate agreements with certain holders of its 2024 Notes to (i) exchange $83.7 million in aggregate principal amount at maturity of the 2024 Notes for an aggregate of $4.9 million in cash, 10.9 million shares of the Company's Common Stock, and $16.3 million in aggregate principal amount of the 2012 Notes. The issuance of the Common Stock and 2012 Notes in the exchange is expected to close on or about February 25, 2009.

Prior to the transactions described above and without giving effect to the February 17th exchange agreements, $52.1 million in aggregate principal amount at maturity of 2023 Notes and $120.4 million in aggregate principal amount at maturity of 2024 Notes were outstanding. $21.7 million of the 2023 Notes' face value was not put to the Company and, as of the date of this report, has not otherwise been repurchased and thus remain outstanding. The outstanding 2023 Notes may be put to the Company no earlier than June 16, 2013. Following the closing of the transactions evidenced by the February 17th exchange agreements described in the preceding paragraph, the put was not recognized for $17.4 million in aggregate principal amount at maturity of the 2024 Notes and will remain outstanding. Such outstanding 2024 Notes may be put to the Company no earlier than February 10, 2014. At such time, we may pay the purchase price in cash or shares of our Common Stock or in a combination of cash and shares of our Common Stock.

All of the issuances of Common Stock and 2012 Notes noted above were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof.

The Company is also involved in various legal proceedings and FAA civil action proceedings that the Company does not believe will have a material adverse effect upon its business, financial condition or results of operations, although no assurance can be given to the ultimate outcome of any such proceedings

15. Subsequent Events

On January 6, 2009, the Company's shareholders approved the increase in the number of authorized shares of Common Stock to 900,000,000.

With the issuance of a significant number of shares in the second quarter of fiscal 2009, it is probable that this will trigger a Section 382 limitation on the utilization of the Company's NOLs. This will have a material impact on the Company's financial statements. Management is evaluating the impact this will have on the consolidated financial statements. Internal Revenue Code Section 382 rules apply to limit a corporation's ability to utilize existing net operating loss carry forwards once the corporation experiences an ownership change as defined in the rules of Section 382. Generally, an ownership change occurs when within a span of 36 months, there is an increase in the stock ownership by one or more shareholders of more than 50 percentage points.

During the first two weeks of February 2009, the Company (i) issued 3,434,000 shares of its Common Stock, no par value (the "Common Stock"), in satisfaction of its obligation to repurchase $1.4 million in aggregate principal amount at maturity of its Senior Convertible Notes due 2023 ("2023 Notes") from holders of 2023 Notes that had exercised their put rights arising under the indenture governing the 2023 Notes and forbearance agreements between the Company and these holders, and (ii) completed transactions with certain holders of its 2023 Notes to purchase an additional $29,071,250 face amount of 2023 Notes in exchange for a total of $1,844,431 in cash, 8,430,457 shares of its Common Stock, no par value (the "Common Stock") and $983,937 in aggregate principal amount of the Company's new 8% senior unsecured notes due 2012 (the "2012 Notes").

Also during February 2009, the Company repurchased $19,278,000 in aggregate principal amount at maturity of its Senior Convertible Notes due 2024 ("2024 Notes") from holders of 2024 Notes that had exercised their put rights arising under the indenture governing the 2024 Notes, including $6,504,000 in aggregate principal amount at maturity of 2024 Notes pursuant to certain puts the Company agreed to accept on February 17, 2009. In consideration for the $19,278,000 of the 2024 Notes' face value, the Company issued 94,269,420 shares of its Common Stock.   In addition, the Company announced its intent to immediately resume discussions with certain holders of 2024 Notes to enter into agreements with such holders imminently on terms substantially equivalent to previously announced agreements that were rescinded.   As described in the immediately following paragraph, certain of these holders have subsequently agreed to enter into agreements with the Company on terms substantially equivalent to the previously announced rescinded exchange agreements.

On February 17, 2009, the Company entered into separate agreements with certain holders of its 2024 Notes to (i) exchange $83.7 million in aggregate principal amount at maturity of the 2024 Notes for an aggregate of $4.9 million in cash, 10.9 million shares of the Company's Common Stock, and $16.3 million in aggregate principal amount of the 2012 Notes. The issuance of the Common Stock and 2012 Notes in the exchange is expected to close on or about February 25, 2009.

Prior to the transactions described above and without giving effect to the February 17th exchange agreements, $52.1 million in aggregate principal amount at maturity of 2023 Notes and $120.4 million in aggregate principal amount at maturity of 2024 Notes were outstanding. $21.7 million of the 2023 Notes' face value was not put to the Company and, as of the date of this report, has not otherwise been repurchased and thus remain outstanding. The outstanding 2023 Notes may be put to the Company no earlier than June 16, 2013. Following the closing of the transactions evidenced by the February 17th exchange agreements described in the preceding paragraph, the put was not recognized for $17.4 million in aggregate principal amount at maturity of the 2024 Notes and will remain outstanding. Such outstanding 2024 Notes may be put to the Company no earlier than February 10, 2014.   At such time, we may pay the purchase price in cash or shares of our Common Stock or in a combination of cash and shares of our Common Stock.

All of the issuances of Common Stock and 2012 Notes noted above were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof.

2,692,800 Shares



Common Stock
_____

PROSPECTUS
April __, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   *Other Expenses of Issuance and Distribution.*

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by Mesa Air Group, Inc. (the "Registrant") in connection with the sale of the Common Stock being registered hereby. All amounts shown are estimates except for the SEC registration fee.

	Amount
SEC registration fee	$
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*
Total	$ *

* To be filed by amendment

Item 14.   *Indemnification of Directors and Officers.*

The Nevada General Corporation Law provides for indemnification of directors, officers, employees and agents, subject to certain limitations (Section 78.7502 Nevada General Corporation Law ("NGCL")). Article Eighth of our Certificate of Incorporation provides that we may indemnify all persons whom it has the power to indemnify under Section 78.7502 of the NGCL, whether civil, criminal, administrative or investigative (including an action by or in the right of Mesa, by reason of the fact that he is or was serving as our director or officer (or is or was serving at our request in a similar capacity with another entity), shall be indemnified and held harmless by us to the fullest extent authorized by the NGCL. The right of indemnification includes the right to be paid by the Company the expenses incurred in defending any such action, suit or proceeding in advance of its final disposition. If required by us, however, such advancement of expenses shall be made only upon delivery of an undertaking by such director or officer to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

As permitted by Section 78.747 of the NGCL, the Company's Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to us and our shareholders arising from a breach of a director's fiduciary duty except for liability under Section 78.747 of the NGCL or liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for the authorization of the unlawful payment of a dividend or other distribution on the Company's capital stock, or the unlawful purchase of its capital stock.

Item 15.   *Recent Sales of Unregistered Securities.*

As more fully described in the section of the prospectus forming a part of this registration statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Recent Developments Affecting Our Liquidity," the Company issued warrants to purchase shares of its Common Stock to certain holders of 2023 Notes in consideration for such holders' partial forbearance from exercising their Put Right and issued shares of its Common Stock and 2012 Notes as partial consideration in exchange for 2023 Notes and 2024 Notes.

As more fully described in the section fo the prospectus forming a part of this registration statement entitled "Legal Proceedings," the Company issued approximately 2.7 million shares of its Common Stock to Yucaipa.

All of these issuances were made in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act.

Item 16.   *Exhibits.*

(a) Exhibits.

Exhibit Number	Description	Reference
3.1	Articles of Incorporation of Registrant dated May 28, 1996	Filed as Exhibit 3.1 to Form 10-K for the fiscal year ended September 30, 1996, incorporated herein by reference
3.2	Certificate of Amendment to Registrant's Article of Incorporation effective January 9, 2009	Filed as Exhibit 3.1 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference
3.3	Bylaws of Registrant as amended	Filed as Exhibit 3.3 to Form 10-Q for the quarterly period ended June 30, 2007, incorporated herein by reference
4.1	Indenture dated as of June 16, 2003 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee, relating to Senior Convertibles Notes due 2023	Filed as Exhibit 4.1 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.2	Registration Rights Agreement dated as of June 16, 2003 between the Registrant, the subsidiaries of the Registrant listed on the signature pages thereto, and Merrill Lynch & Co., as representatives of the Initial Purchasers of Senior Convertibles Notes due 2023	Filed as Exhibit 4.2 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.3	Form of Guarantee (Included in Exhibit 4.1)	Filed as part of Exhibit 4.1 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.4	Form of Senior Convertible Note due 2023 (Included in Exhibit 4.1)	Filed as part of Exhibit 4.1 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.5	Indenture, dated as of February 10, 2004 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee, relating to Senior Convertible Notes due 2024	Filed as Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.6	Registration Rights Agreement dated as of February 10, 2004 between the Registrant, the subsidiaries of Mesa Air Group, Inc. listed on the signature pages thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser of the Senior Convertible Notes due 2024	Filed as Exhibit 4.2 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.7	Form of Guarantee (included in Exhibit 4.5).	Filed as part of Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.8	Form of Senior Convertible Notes due 2024 (included in Exhibit 4.5).	Filed as part of Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.9	Form of Forbearance Agreement relating to Senior Convertible Notes due 2023, dated as of May 19, 2008	Filed as Exhibit 4.9 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference

Exhibit Number	Description	Reference
4.10	Indenture, dated as of February 10, 2009 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee, relating to 8% Senior Unsecured Notes due 2012	Filed as Exhibit 4.1 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference
4.11	First Amendment to Indenture governing 8% Senior Unsecured Notes due 2012, dated February 24, 2009 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee	Filed herewith
4.12	Form of Registration Rights Agreement dated February 10, 2009 between the Registrant and the purchasers named therein	Filed as Exhibit 4.2 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference
4.13	Form of Exchange Agreement relating to Senior Convertible Notes	Filed as Exhibit 4.5 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference
5.1	Opinion of DLA Piper LLP (US)	Filed herewith
10.1	1998 Key Officer Stock Option Plan	Filed as Appendix A to Registrant's Definitive Proxy Statement, dated June 17, 1998 and incorporated herein by reference
10.2	2001 Key Officer Stock Option Plan, as amended	Filed as Exhibit 5.2 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.3	Outside Directors' Stock Option Plan, as amended	Filed as Exhibit 5.3 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.4	1996 Employee Stock Option Plan, as amended	Filed as Exhibit 5.4 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.5	2005 Employee Stock Incentive Plan	Filed as Exhibit 10.5 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.6	Deferred Compensation Plan, adopted July 13, 2001	Filed as Exhibit 10.6 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.7	2005 Deferred Compensation Plan, adopted February 7, 2005	Filed as Exhibit 10.7 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.8	Form of Directors' and Officers' Indemnification Agreement	Filed as Exhibit 10.1 to Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference
10.9(1)	Code Share and Revenue Sharing Agreement, dated as of March 20, 2001, by and between Mesa Airlines, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.1 to Form 10-Q for the period ended March 31, 2001 and incorporated herein by reference

Exhibit Number	Description	Reference
10.10	First Amendment to Code Share and Revenue Sharing Agreement dated as of April 27, 2001, by and between Mesa Airlines, Inc. and America West, Inc.	Filed as Exhibit 10.10 to Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference
10.11(1)	Second Amendment to Code Share and Revenue Sharing Agreement dated as of October 24, 2002, by and between Mesa Airlines, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.4 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.12(1)	Third Amendment to Code Share and Revenue Sharing Agreement dated as of December 2, 2002, by and between Mesa Airlines, Inc., Freedom Airlines, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.5 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.13(1)	Fourth Amendment to Code Share and Revenue Sharing Agreement dated as of September 5, 2003, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.6 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.14(1)	Fifth Amendment to Code Share and Revenue Sharing Agreement dated as of January 28, 2005, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc.	Filed as Exhibit 10.14 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.15(1)	Sixth Amendment to Code Share and Revenue Sharing Agreement dated as of July 27, 2005, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc.	Filed as Exhibit 10.15 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.16(1)	Seventh Amendment to Code Share and Revenue Sharing Agreement, dated as of September 10, 2007, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.16 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference
10.17(1)	Eighth Amendment to Code Share and Revenue Sharing Agreement, dated as of May 12, 2008, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and US Airways, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference
10.23(1)	Joint Venture Contract as of December 22, 2006, by and between Shenzhen Airlines Co., Ltd, Ping Shan SRL and Shan Yue SRL. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.23 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference
10.25(1)	Amended and Restated United Express Agreement dated as of January 28, 2004 between United Airlines, Inc. and Mesa Air Group, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.17 to the Form 10-K for the year ended September 30, 2004 and incorporated herein by reference
10.26(1)	Amendment to United Express Agreement, dated as of June 3, 2005, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference

Exhibit Number	Description	Reference
10.27(1)	Third Amendment to United Express Agreement, dated as of August 28, 2007, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.27 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference
10.28(1)	Fourth Amendment to United Express Agreement, dated as of August 28, 2007, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.28 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference
10.29(1)	Fifth Amendment to United Express Agreement, dated as of February 6, 2008, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.29 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.30(1)	Sixth Amendment to United Express Agreement, dated as of September 22, 2008, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.30 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.31(1)	Delta Connection Agreement, dated May 3, 2005, between Mesa Air Group, Inc. and Delta Air Lines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.2 to the Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference
10.32	Amendment Number One to Delta Connection Agreement dated as of March 31, 2007, between Freedom Airlines, Inc. and Delta Air Lines, inc.	Filed as Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2007
10.33(1)	Delta Connection Agreement dated as of March 13, 2007 between Freedom Airlines, Inc. and Delta Air Lines, Inc.	Filed as Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended March 31, 2007
10.34(1)	Master Purchase Agreement between Bombardier, Inc. and the Registrant dated May 18, 2001 (Certain portions deleted pursuant to confidential treatment)	Filed as Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference
10.35	Employment Agreement dated as of January 1, 2009, between the Registrant and Jonathan G. Ornstein	Filed as Exhibit 10.35 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.36	Employment Agreement, dated as of January 1, 2009, between the Registrant and Michael J. Lotz	Filed as Exhibit 10.36 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.37	Employment Agreement, dated as of January 1, 2009, between the Registrant and Brian S. Gillman	Filed as Exhibit 10.37 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.38	Three Gateway Office Lease between Registrant and DMB Property Ventures Limited Partnership, dated October 16, 1998, as amended, including Amendments 1 through 4	Filed as Exhibit 10.29 to Registrant's Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference
10.39(1)	Amendments Number 5 through 8 to Three Gateway Office Lease between Registrant and DMB Property Ventures Limited Partnership, dated October 16, 1998	Filed as Exhibit 10.36 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.40	Non-Negotiable Promissory Note between Mesa Air Group, Inc. and GE Engine Services, Inc., dated July 11, 2008.	Filed as Exhibit 10.2 to the Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference

Exhibit Number	Description	Reference
10.41	Settlement Agreement, dated as of November 28, 2008 by and amongst Yucaipa Corporate Initiatives Funds I, LP and Yucaipa Corporate Initiative Funds I, LLC and Mesa Air Group, Inc.	Filed as Exhibit 10.41 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
21.1	Subsidiaries of the Registrant	Filed as Exhibit 21.1 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
23.2	Consent of DLA Piper LLP (US)	Included in Exhibit 5.1 filed herewith.
24.1	Power of Attorney	Included as part of signature pages hereto

_____

(1)   The Company has sought confidential treatment of portions of the referenced exhibits.

    (b) Financial Statement Schedules

    None.

Item 17.   *Undertakings*.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i)   for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)   for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on April 3, 2009.

MESA AIR GROUP, INC.

By: /s/ Jonathan G. Ornstein
JONATHAN ORNSTEIN
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement and the Power of Attorney has been signed by the following persons in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ Jonathan G. Ornstein Jonathan G. Ornstein	Chairman and Chief Executive Officer (Principal Executive Officer)	April 3, 2009
* Michael J. Lotz	President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	April 3, 2009
* Daniel J. Altobello	Director	April 3, 2009
* Robert Beleson	Director	April 3, 2009
* Carlos E. Bonilla	Director	April 3, 2009
* Joseph L. Manson	Director	April 3, 2009
* Peter F. Nostrand	Director	April 3, 2009
* Maurice A. Parker	Director	April 3, 2009
* Richard R. Thayer	Director	April 3, 2009

* By:/s/ Jonathan G. Ornstein
    Jonathan G. Ornstein
    Attorney-in-fact

Exhibit Number	Description	Reference
3.1	Articles of Incorporation of Registrant dated May 28, 1996	Filed as Exhibit 3.1 to Form 10-K for the fiscal year ended September 30, 1996, incorporated herein by reference
3.2	Certificate of Amendment to Registrant's Article of Incorporation effective January 9, 2009	Filed as Exhibit 3.1 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference
3.3	Bylaws of Registrant as amended	Filed as Exhibit 3.3 to Form 10-Q for the quarterly period ended June 30, 2007, incorporated herein by reference
4.1	Indenture dated as of June 16, 2003 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee, relating to Senior Convertibles Notes due 2023	Filed as Exhibit 4.1 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.2	Registration Rights Agreement dated as of June 16, 2003 between the Registrant, the subsidiaries of the Registrant listed on the signature pages thereto, and Merrill Lynch & Co., as representatives of the Initial Purchasers of Senior Convertibles Notes due 2023	Filed as Exhibit 4.2 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.3	Form of Guarantee (Included in Exhibit 4.1)	Filed as part of Exhibit 4.1 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.4	Form of Senior Convertible Note due 2023 (Included in Exhibit 4.1)	Filed as part of Exhibit 4.1 to Form 10-Q for the quarterly period ended June 30, 2003, incorporated herein by reference
4.5	Indenture, dated as of February 10, 2004 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee, relating to Senior Convertible Notes due 2024	Filed as Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.6	Registration Rights Agreement dated as of February 10, 2004 between the Registrant, the subsidiaries of the Registrant. listed on the signature pages thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser of the Senior Convertible Notes due 2024	Filed as Exhibit 4.2 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.7	Form of Guarantee (included in Exhibit 4.5).	Filed as part of Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.8	Form of Senior Convertible Notes due 2024 (included in Exhibit 4.5).	Filed as part of Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference
4.9	Form of Forbearance Agreement relating to Senior Convertible Notes due 2023, dated as of May 19, 2008	Filed as Exhibit 4.9 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
4.10	Indenture, dated as of February 10, 2009 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee, relating to 8% Senior Unsecured Notes due 2012	Filed as Exhibit 4.1 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference

Exhibit Number	Description	Reference
4.11	First Amendment to Indenture governing 8% Senior Unsecured Notes due 2012, dated February 24, 2009 among the Registrant, the guarantors signatory thereto and U.S. Bank National Association, as Trustee	Filed herewith
4.12	Form of Registration Rights Agreement dated February 10, 2009 between the Registrant and the purchasers named therein	Filed as Exhibit 4.2 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference
4.13	Form of Exchange Agreement relating to Senior Convertible Notes	Filed as Exhibit 4.5 to Form 10-Q for the quarterly period ended December 31, 2008, incorporated herein by reference
5.1	Opinion of DLA Piper LLP (US)	Filed herewith
10.1	1998 Key Officer Stock Option Plan	Filed as Appendix A to Registrant's Definitive Proxy Statement, dated June 17, 1998 and incorporated herein by reference
10.2	2001 Key Officer Stock Option Plan, as amended	Filed as Exhibit 5.2 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.3	Outside Directors' Stock Option Plan, as amended	Filed as Exhibit 5.3 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.4	1996 Employee Stock Option Plan, as amended	Filed as Exhibit 5.4 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.5	2005 Employee Stock Incentive Plan	Filed as Exhibit 10.5 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.6	Deferred Compensation Plan, adopted July 13, 2001	Filed as Exhibit 10.6 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.7	2005 Deferred Compensation Plan, adopted February 7, 2005	Filed as Exhibit 10.7 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.8	Form of Directors' and Officers' Indemnification Agreement	Filed as Exhibit 10.1 to Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference
10.9(1)	Code Share and Revenue Sharing Agreement, dated as of March 20, 2001, by and between Mesa Airlines, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.1 to Form 10-Q for the period ended March 31, 2001 and incorporated herein by reference
10.10	First Amendment to Code Share and Revenue Sharing Agreement dated as of April 27, 2001, by and between Mesa Airlines, Inc. and America West, Inc.	Filed as Exhibit 10.10 to Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference

Exhibit Number	Description	Reference
10.11(1)	Second Amendment to Code Share and Revenue Sharing Agreement dated as of October 24, 2002, by and between Mesa Airlines, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.4 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.12(1)	Third Amendment to Code Share and Revenue Sharing Agreement dated as of December 2, 2002, by and between Mesa Airlines, Inc., Freedom Airlines, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.5 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.13(1)	Fourth Amendment to Code Share and Revenue Sharing Agreement dated as of September 5, 2003, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.6 to Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference
10.14(1)	Fifth Amendment to Code Share and Revenue Sharing Agreement dated as of January 28, 2005, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc.	Filed as Exhibit 10.14 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.15(1)	Sixth Amendment to Code Share and Revenue Sharing Agreement dated as of July 27, 2005, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc.	Filed as Exhibit 10.15 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.16(1)	Seventh Amendment to Code Share and Revenue Sharing Agreement, dated as of September 10, 2007, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and America West, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.16 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference
10.17(1)	Eighth Amendment to Code Share and Revenue Sharing Agreement, dated as of May 12, 2008, by and between Mesa Airlines, Inc., Freedom Airlines, Inc., Air Midwest, Inc. and US Airways, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference
10.23(1)	Joint Venture Contract as of December 22, 2006, by and between Shenzhen Airlines Co., Ltd, Ping Shan SRL and Shan Yue SRL. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.23 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference
10.25(1)	Amended and Restated United Express Agreement dated as of January 28, 2004 between United Airlines, Inc. and Mesa Air Group, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.17 to the Form 10-K for the year ended September 30, 2004 and incorporated herein by reference
10.26(1)	Amendment to United Express Agreement, dated as of June 3, 2005, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference
10.27(1)	Third Amendment to United Express Agreement, dated as of August 28, 2007, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.27 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference

Exhibit Number	Description	Reference
10.28(1)	Fourth Amendment to United Express Agreement, dated as of August 28, 2007, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.28 to Form 10-K for fiscal year ended September 30, 2007 and incorporated herein by reference
10.29(1)	Fifth Amendment to United Express Agreement, dated as of February 6, 2008, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.29 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.30(1)	Sixth Amendment to United Express Agreement, dated as of September 22, 2008, between Mesa Air Group, Inc. and United Airlines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.30 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.31(1)	Delta Connection Agreement, dated May 3, 2005, between Mesa Air Group, Inc. and Delta Air Lines, Inc. (Certain portions deleted pursuant to confidential treatment.)	Filed as Exhibit 10.2 to the Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference
10.32	Amendment Number One to Delta Connection Agreement dated as of March 31, 2007, between Freedom Airlines, Inc. and Delta Air Lines, inc.	Filed as Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2007
10.33(1)	Delta Connection Agreement dated as of March 13, 2007 between Freedom Airlines, Inc. and Delta Air Lines, Inc.	Filed as Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended March 31, 2007
10.34(1)	Master Purchase Agreement between Bombardier, Inc. and the Registrant dated May 18, 2001 (Certain portions deleted pursuant to confidential treatment)	Filed as Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference
10.35	Employment Agreement dated as of January 1, 2009, between the Registrant and Jonathan G. Ornstein	Filed as Exhibit 10.35 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.36	Employment Agreement, dated as of January 1, 2009, between the Registrant and Michael J. Lotz	Filed as Exhibit 10.36 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.37	Employment Agreement, dated as of January 1, 2009, between the Registrant and Brian S. Gillman	Filed as Exhibit 10.37 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
10.38	Three Gateway Office Lease between Registrant and DMB Property Ventures Limited Partnership, dated October 16, 1998, as amended, including Amendments 1 through 4	Filed as Exhibit 10.29 to Registrant's Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference
10.39(1)	Amendments Number 5 through 8 to Three Gateway Office Lease between Registrant and DMB Property Ventures Limited Partnership, dated October 16, 1998	Filed as Exhibit 10.36 to Form 10-K for fiscal year ended September 30, 2005 and incorporated herein by reference
10.40	Non-Negotiable Promissory Note between Mesa Air Group, Inc. and GE Engine Services, Inc., dated July 11, 2008.	Filed as Exhibit 10.2 to the Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference
10.41	Settlement Agreement, dated as of November 28, 2008 by and amongst Yucaipa Corporate Initiatives Funds I, LP and Yucaipa Corporate Initiative Funds I, LLC and Mesa Air Group, Inc.	Filed as Exhibit 10.41 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference

Exhibit Number	Description	Reference
21.1	Subsidiaries of the Registrant	Filed as Exhibit 21.1 to Form 10-K for fiscal year ended September 30, 2008 and incorporated herein by reference
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
23.2	Consent of DLA Piper LLP (US)	Included in Exhibit 5.1 filed herewith.
24.1	Power of Attorney	Included as part of signature pages hereto

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(1) The Company has sought confidential treatment of portions of the referenced exhibits.